05010492

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**Virgin Mobile Holdings (UK) plc**
*CURRENT ADDRESS	**Willow Grove House** **Windsor Road** **White Horse Business Park** **Trowbridge Wiltshire BA140TQ**
**FORMER NAME	
**NEW ADDRESS	

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

FILE NO. 82- 34908 **FISCAL YEAR 2005**

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:08/16/05

Information submitted pursuant to subparagraph (b)(1)(i) of Rule 12g3-2 (as per Annex A in the accompanying letter)

A copy of this document, comprising listing particulars relating to Virgin Mobile Holdings (UK) plc (the **Company**) prepared solely in connection with the proposed offer to certain institutional and professional investors (the **Global Offer**) of ordinary shares (the **Ordinary Shares**) in the Company in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000 (**FSMA**), has been delivered for registration to the Registrar of Companies in England and Wales pursuant to section 83 of FSMA.

Application has been made to the UK Listing Authority for the ordinary share capital of Virgin Mobile Holdings (UK) plc to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for such share capital to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to listing and trading will become effective and that unconditional dealings will commence at 8.00 a.m. on 26 July 2004.

All dealings in Ordinary Shares prior to the commencement of unconditional dealings will be on a "when issued" basis and of no effect if Admission does not take place and will be at the sole risk of the parties concerned.

The Directors of Virgin Mobile Holdings (UK) plc, whose names appear on page 8 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

These Listing Particulars do not constitute an offer to sell, or the solicitation of an offer to buy, Ordinary Shares in any jurisdiction where such offer or solicitation is unlawful. The Ordinary Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended (the Securities Act), and, subject to certain exceptions, may not be offered or sold within the United States. The Ordinary Shares are being offered and sold outside the United States pursuant to, and in reliance on, Regulation S under the Securities Act (Regulation S) and within the United States only to qualified institutional buyers (QIBs) as defined in Rule 144A under the Securities Act (Rule 144A) in transactions exempt from the registration requirements of the Securities Act. Sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the Ordinary Shares and the distribution of these Listing Particulars, see paragraph 14 under Part XII: Additional Information—Selling Restrictions and paragraph 15 under Part XII: Additional Information—Investor Representations and Agreements of this document.

Prospective investors should read this document in its entirety and, in particular, Part I: Risk Factors when considering an investment in Ordinary Shares.

VIRGIN MOBILE HOLDINGS (UK) PLC

(incorporated under the Companies Act 1985 and registered in England and Wales with registered number 3741555)

Global Offer of 62,500,000 Ordinary Shares of 10p each at a price of 200p per Ordinary Share and admission to the Official List and to trading on the London Stock Exchange

Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners

JPMorgan **Morgan Stanley**

Co-Lead Manager

Investec

Ordinary share capital immediately following the Global Offer

Authorised		*Ordinary Shares*	*Issued*	
Number	*Amount*	*of*	*Number*	*Amount*
330,000,000	*£33,000,000*	*10p each*	*250,000,000*	*£25,000,000*

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities other than the securities to which it relates or any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, such securities by any person in any circumstances in which such offer or solicitation is unlawful and is not for distribution in or into Australia, Canada, Japan or the United States. The Ordinary Shares have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions the Ordinary Shares may not be offered or sold in Australia, Canada or Japan or to or for the account of any national, resident or citizen of Australia, Canada or Japan.

In connection with the Global Offer, Morgan Stanley Securities Limited (the **Stabilising Manager**), acting as principal, pursuant to the Over-allotment Arrangements, may acquire, or procure acquirers for, up to 6,250,000 Over-allotment Shares at the Offer Price, for the purposes of allowing the Stabilising Manager to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. The Over-allotment Shares made available pursuant to the Over-allotment Arrangements will be issued on the same terms and conditions and will rank *pari passu* with the Ordinary Shares, including for all dividends and other distributions declared, made or paid on Ordinary Shares and will form a single class for all purposes with the Ordinary Shares.

In connection with the Global Offer, the Stabilising Manager acting as principal, may (but will be under no obligation to) over-allot or effect other transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail for a limited period after the Offer Price is announced. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise. There is no obligation on the Stabilising Manager or any of its affiliates to undertake stabilisation transactions. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law or regulation, the Stabilising Manager does not intend to disclose the extent of any stabilisation transactions under the Global Offer.

J.P. Morgan plc, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited and Morgan Stanley Securities Limited are acting for the Company and the Selling Shareholder and no one else in connection with the Global Offer and will not be responsible to anyone other than the Company and the Selling Shareholder for providing the protections afforded to their respective clients or for providing advice in relation to the Global Offer.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by the Company, the Selling Shareholder or the Underwriters. Neither the delivery of this document nor any subscription or sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this document or that the information in it is correct as at any time subsequent to the date of this document.

The Ordinary Shares offered by this document have not been recommended by any US federal or state securities commission or regulatory authority nor have such authorities confirmed or endorsed the merits of the Global Offer or the accuracy of this document or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The distribution of this document and the offer of the Ordinary Shares in certain jurisdictions may be restricted by law. No action has been or will be taken by the Company, the Selling Shareholder or the Underwriters to permit a public offering of the Ordinary Shares. Other than in the United Kingdom, no action has been taken or will be taken to permit the possession or distribution of this document (or any other offering or publicity materials or application form(s) relating to the Ordinary Shares) in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, neither this document, nor any advertisement, nor any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any

such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The contents of this document should not be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal adviser, independent financial adviser or tax adviser for advice.

The information contained in this document has been provided by the Company and other sources identified herein. No representation or warranty, express or implied, is made by the Underwriters or the Joint Sponsors named herein or (in each case) any of their parent or subsidiary undertakings or the subsidiary undertakings of any such parent undertakings or of any such persons' directors, officers or employees as to the accuracy, completeness or fairness of such information, and nothing contained in this document is, or shall be relied upon as, a promise or representation by the Underwriters or the Joint Sponsors.

FORWARD-LOOKING STATEMENTS

The statements contained in this document that are not historical facts are "forward-looking" statements (as such term is defined in the US Private Securities Litigation Reform Act of 1995). These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control and all of which are based on the Company's current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

These forward-looking statements and other statements contained in this document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Company and its subsidiaries. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. Important factors that could cause those differences include, but are not limited to:

- potential differences in our operating results and growth as compared with our historical performance;
- our ability to maintain agreements with one or more telecommunications network operators;
- our ability to maintain, control or improve costs;
- our agreement with T-Mobile, which may limit our service offerings and/or adversely affect performance;
- our reliance on third parties to distribute our products and to procure subscribers;
- potential interruptions in the systems and networks that we use;
- potential termination or impairment of our relationships with a small number of key suppliers;
- risks associated with the fact that we are licensed to use our name and brand but do not own it;
- potential negative publicity about parties affiliated with us;
- potential operational strains that we may suffer associated with rapid growth;
- risks associated with our high exposure to the pre-pay market;
- risks associated with our reliance on our network service provider to supply us with information, and with limitations on our calculation of operating data;
- our ability to maintain, control or improve usage levels, tariff levels and our churn rate;
- our ability to generate cash to service our debt; and
- potential differences in interests between our controlling shareholder and other shareholders.

Potential investors are advised to read this document in its entirety and in particular, Part I: Risk Factors, Part III: Industry and Business, Part VI: Selected Financial Information, Part IX: Accountants' Reports, Part X: Unaudited Pro Forma Financial Information and Part XI: Unaudited Pro Forma Statement of Net Assets, for a discussion of the factors that could affect the Group's future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION

For so long as any of the Ordinary Shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is not subject to Section 13 or 15(d) under the US Securities Exchange Act of 1934, as amended (the **Exchange Act**), nor exempt from reporting thereunder pursuant to Rule 12g3-2(b), make available to any holder or beneficial owner of an Ordinary Share, or to any prospective purchaser of an Ordinary Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act upon the written request of any such holder or beneficial owner.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is a public limited company incorporated under the laws of England and Wales, and its registered number is 3741555. All of the Directors of the Company are citizens or residents of countries other than the United States. All or a significant portion of the assets of such persons and of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company or to enforce against them judgments of United States Courts (whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of any state or territory in the United States). There is doubt as to the enforceability in the United Kingdom and other jurisdictions in which the Company operates, in original actions or in actions for enforcement of judgments of the United States Courts, of civil liabilities predicated upon the federal securities laws of the United States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this document, the terms "we", "us", "our", "Virgin Mobile" and "the Group" refer to Virgin Mobile Holdings (UK) plc, Virgin Mobile Telecoms Limited (**VMTL**) and, as the context requires, their respective subsidiary undertakings and "the Company" refers to Virgin Mobile Holdings (UK) plc. The Company is a public limited company incorporated under the laws of England and Wales with registered number 3741555.

Unless otherwise indicated, all references in this document to "pounds sterling", "sterling", "GBP", "£" or "p" are to the lawful currency of the United Kingdom and all references to "dollars" or "$" are to the lawful currency of the United States of America. Virgin Mobile prepares its financial statements in pounds sterling. See paragraph 21 under Part XII: Additional Information—Exchange Rates.

Unless otherwise indicated, financial information in this document, including the financial information in Part IX: Accountants' Reports and the pro forma information in Part X: Unaudited Pro Forma Financial Information and Part XI: Unaudited Pro Forma Statement of Net Assets, has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP and IAS. For a discussion of the most significant differences between UK GAAP and US GAAP relevant to the Company, see paragraph 19 under Part XII: Additional Information—Summary of the principal differences between UK GAAP and US GAAP. For a discussion of the most significant differences between UK GAAP and IAS relevant to the Company, see paragraph 20 under Part XII: Additional Information—Summary of the principal differences between UK GAAP and IAS.

The forms of the reports on the unaudited pro forma financial information and unaudited pro forma statement of net assets set out in Part X: Unaudited Pro Forma Financial Information and Part XI: Unaudited Pro Forma Statement of Net Assets respectively do not comply with auditing standards generally accepted in the United States (**US GAAS**), since US GAAS does not provide for an expression of an opinion on a review of pro forma financial information or the performance of agreed-upon procedures on specified data. To express an opinion on pro forma financial information in conformity with US GAAS would require an examination greater in scope than that performed.

The financial data contained herein are provided solely on the basis of and in accordance with standards and practice established in the United Kingdom. In the United States, reporting standards and practice are different, and the role of the reporting accountant does not provide for the expression of an opinion in the manner referred to in Part X: Unaudited Pro Forma Financial Information and Part XI: Unaudited Pro Forma Statement of Net Assets. Accordingly, the opinions in Part IX: Accountants' Reports should not be relied upon as if they had been provided in accordance with US standards.

Certain market share information and other statements in this document regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect the Directors' best estimates based upon information obtained from trade and business organisations and associations and other contacts within the industry in which we compete.

In contemplation of the Global Offer, we have changed our accounting reference date from 31 December to 31 March to conform to the practices of other major listed UK mobile communications providers. Unless otherwise specified, all references in this document to our past financial years refer to a twelve-month financial period ended 31 December. For example, the 2003 financial year represents the financial year beginning on 1 January 2003 and ended on 31 December 2003. The 2005 financial year (representing the financial year beginning on 1 April 2004 and ending on 31 March 2005) will be the first full financial year following our change of accounting reference date.

In contemplation of the Global Offer, a number of corporate steps were taken that altered our corporate structure. As such, historical data presented herein reflect the performance of VMTL and Bluebottle Call Limited (the Group for historical purposes), while the pro forma data reflect the hypothetical performance of those companies combined with the Company and Virgin Mobile Group (UK) Limited (**VMGL**), an intermediate holding company (the current Group).

Percentages in tables have been rounded and accordingly may not add up to 100 per cent. Certain financial data have been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

NO INCORPORATION OF WEBSITE INFORMATION

The contents of the Company's website do not form part of this document.

CONTENTS

DIRECTORS, SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors

Charles Mark Gurassa—Chairman

Thomas Simon Alexander—Chief Executive Officer

Alan Mackenzie Gow—Chief Financial Officer

Jonathan Douglas Hankin Steel—Commercial Director

Gordon Douglas McCallum—Non-Executive Director

Caroline Anne Marland—Non-Executive Director

Alexander Rupert Gavin—Non-Executive Director

David Ossian Maloney—Non-Executive Director

Company Secretary	Paul Michael Cowlishaw
Registered and Head Office	Willow Grove House Windsor Road White Horse Business Park Trowbridge Wiltshire BA14 0TQ
Joint Sponsors for Listing	J.P. Morgan plc 125 London Wall London EC2Y 5AJ Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA
Joint Global Co-ordinators and Joint Bookrunners	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ Morgan Stanley Securities Limited 25 Cabot Square Canary Wharf London E14 4QA
Co-Lead Manager	Investec Bank (UK) Limited 2 Gresham Street London EC2V 7QP
US and English Legal Advisers to the Company	Allen & Overy LLP One New Change London EC4M 9QQ
US and English Legal Advisers to the Selling Shareholder	Herbert Smith Exchange House Primrose Street London EC2A 2HS Macfarlanes 10 Norwich Street London EC4A 1BD

US and English Legal Advisers to the Underwriters	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS
Auditors and Reporting Accountants	Deloitte & Touche LLP Hill House 1 Little New Street London EC4A 3TR
Principal Bankers	Lloyds TSB Bank plc 25 Gresham Street London EC2V 7HN
Registrars	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Commencement of conditional dealings on the London Stock Exchange	21 July 2004
Admission and commencement of unconditional dealings on the London Stock Exchange	8.00 a.m. on 26 July 2004
CREST accounts credited	26 July 2004

Each of the times and dates in the above timetable is subject to change. References to times are to London time. Temporary documents of title will not be issued.

It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

GLOBAL OFFER STATISTICS

Offer Price per Ordinary Share	200p
Number of Ordinary Shares being offered[1]	62,500,000
Maximum number of Ordinary Shares subject to the Over-allotment Arrangements	6,250,000
Number of Ordinary Shares in issue following the Global Offer[2]	250,000,000
Percentage of issued Ordinary Shares being offered in the Global Offer[3]	25%
Market capitalisation of the Company at the Offer Price[4]	£500 million
Net proceeds receivable by the Company[5]	0
Net proceeds receivable by the Selling Shareholder[6]	£115 million

Notes:

(1) The number of Ordinary Shares being offered does not include any Over-allotment Shares that may be acquired pursuant to the Over-allotment Arrangements.

(2) Assumes no Ordinary Shares are issued on Admission under the Pre-IPO Plan (see paragraph 9 under Part XII: Additional Information).

(3) The stated percentage does not include any Over-allotment Shares that may be acquired pursuant to the Over-allotment Arrangements.

(4) The market capitalisation of the Company at any given time will depend on the market price of the Ordinary Shares at that time. There can be no assurance that the market price of an Ordinary Share will equal or exceed the Offer Price.

(5) All proceeds of the Global Offer will go to the Selling Shareholder.

(6) The net proceeds receivable by the Selling Shareholder are stated after deduction of the expenses and the maximum amount of the commissions payable which combined are expected to be approximately £10 million (but before any deduction for tax and assuming that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements).

KEY INFORMATION

The following information does not purport to be complete and is taken from, is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this document. Certain terms used in this document are defined in Part XIII: Definitions and certain technical terms are explained in Part XIV: Glossary. All the non-financial operating data relating to the Company's operations which appear throughout this document have the meanings described, and are subject to the matters referred to, in Part VII: Selected Unaudited Non-Financial Operating Data. Save where otherwise indicated, the financial information in this section has been extracted without material adjustment from Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations, Part IX: Accountants' Reports or Part X: Unaudited Pro Forma Financial Information.

Prospective investors should read the whole of this document and not just rely on the following summarised information.

COMPANY OVERVIEW

We are a major provider of mobile communications services within the United Kingdom, having acquired approximately 4.1 million customers as at 31 May 2004. As at 1 April 2004, we had approximately 4.0 million customers out of a total market of 53.9 million (Source: Mobile Communications 27 April 2004 for total UK market size). While operators report subscriber numbers calculated using different methodologies, we believe our market share of customers as at 1 April 2004 was approximately 7% based upon our reported total customers as a percentage of the total market of 53.9 million. As at 31 March 2004, 95% of our customer base consisted of pre-pay customers and the remainder consisted of non-contract post-pay customers. For a discussion of the differences between pre-pay and post-pay, see Part III: Industry and Business—Industry—UK Mobile Communications Market. Our customer activity level, measured on a 90-day rolling basis, was 81.8% as at 31 March 2004.

We launched our operations as a mobile virtual network operator in November 1999. As we are an MVNO (providing a broad range of mobile communications services to our customers) we have the ability to negotiate network agreements with one or more of the MNOs. We currently provide services to our customers utilising T-Mobile's network. These arrangements are governed by the TSA (which is our non-exclusive, minimum ten year term, telecommunications supply agreement with T-Mobile). See Part III: Industry and Business—Our TSA with T-Mobile.

Since our inception, we have achieved a number of significant milestones. Within a year of our launch, we had over 500,000 customers, and by June 2001, we had over one million customers, making us the fastest-growing major UK mobile communications provider to have achieved that milestone to date. In the twelve months ended 31 March 2004, we were the fastest growing mobile communications provider in the United Kingdom, with approximately 1.3 million net customer additions, representing approximately 26% of net customer additions in the United Kingdom during this period (Source: Operators' reported figures).

We market our services and products under the Virgin Mobile brand, which benefits from the strength of the Virgin brand. We believe that the Virgin brand has a broad appeal among the UK population; according to HPI Research commissioned by Virgin, as at 10 December 2003, Virgin was the fifth most admired brand in the United Kingdom. Since 1999, we have developed the Virgin Mobile brand into a distinct and established brand in the United Kingdom. For details of the licence under which we use the Virgin and Virgin Mobile brands, see Part III: Industry and Business—Relationship with Virgin Group—Trade Mark Licence Arrangements.

For the twelve months ended 31 March 2004, we generated turnover of £487.6 million, EBITDA of £91.3 million and an operating profit of £75.8 million. As we are an MVNO and utilise an MNO's network, we incur relatively low capital expenditure in comparison to the other major mobile communications providers in the United Kingdom. Accordingly, we believe we are positioned to achieve one of the highest returns on capital employed within the UK mobile communications services industry. We had an 80.0% return on capital employed for the year ended 31 December 2003.

STRENGTHS

We believe that the following key strengths help to differentiate us from our competitors and enhance our position as a major provider of mobile communications services in the United Kingdom:

- Differentiated approach to market, offering strong growth potential;
- Business model that requires low capital investment and generates high cash conversion;
- Strong brand;
- Award-winning customer focus; and
- Strong management team with a proven track record.

STRATEGY

Our aim is to maintain our strong growth and broad recognition as a major customer-focused mobile communications provider by leveraging our brand and differentiated approach to market. To achieve this we aim to:

- Maintain strong growth in our customer base;
- Increase customer spending;
- Expand customer reach;
- Leverage our business model to continue to deliver high cash returns;
- Maintain our brand strength; and
- Consider international opportunities.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The selected historical financial information presented below as at and for the financial years ended 31 December 2001, 2002 and 2003, and as at and for the twelve months ended 31 March 2004 and the three months ended 31 March 2004, and the unaudited consolidated pro forma financial information for the twelve months ended 31 March 2004 and the three months ended 31 March 2004, as set out below, has been prepared in accordance with UK GAAP and has been extracted without material adjustment from Part IX: Accountants' Reports and Part X: Unaudited Pro Forma Financial Information. The unaudited pro forma financial information has been prepared for illustrative purposes only to show the effect of the TSA (see Part III: Industry and Business—Our TSA with T-Mobile) on our financial results, as if it had been operational from 1 April 2003 (primarily for the purpose of showing inbound call revenue instead of marketing support contributions which, respectively, constitute and constituted substantial portions of our turnover). UK GAAP differs in certain respects from US GAAP and IAS (see paragraphs 19 and 20 under Part XII: Additional Information). You should read the information below in conjunction with Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations, Part IX: Accountants' Reports, Part X: Unaudited Pro Forma Financial Information, paragraphs 19 and 20 under Part XII: Additional Information and the other detailed information included elsewhere in this document.

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	Twelve months ended 31 March 2004	Three months ended 31 March 2004	Pro forma twelve months ended 31 March 2004[2]	Pro forma three months ended 31 March 2004[2]
	£M	£M	£M	£M	£M	£M	£M
Profit and Loss Account Information							
Turnover	173.8	287.7	458.3	487.6	123.8	462.2	119.8
Cost of sales	(127.8)	(175.7)	(238.4)	(255.8)	(68.9)	(257.6)	(69.3)
Gross profit	46.0	112.0	219.9	231.8	54.9	204.6	50.5
Administrative expenses	(93.7)	(107.2)	(152.5)	(156.0)	(32.2)	(156.0)	(32.2)
Operating profit (loss)[1]	(47.7)	4.8	67.4	75.8	22.7	48.6	18.3
Finance charges (net)	(11.2)	(11.8)	(10.6)	(9.6)	(1.9)	(9.6)	(1.9)
Tax on profit (loss) on ordinary activities	–	9.0	33.1	27.1	(6.0)	35.3	(4.7)
Profit (loss)	(58.9)	2.0	89.9	93.3	14.8	74.3	11.7
Reconciliation from Operating profit (loss) to EBITDA after exceptional items							
Operating profit (loss)	(47.7)	4.8	67.4	75.8	22.7	48.6	18.3
Depreciation and amortisation	12.0	11.3	13.3	15.5	4.3	15.5	4.3
EBITDA[1]	(35.7)	16.1	80.7	91.3	27.0	64.1	22.6
Reconciliation from Operating profit (loss) to EBITDA before exceptional items							
Operating profit (loss) before exceptional items	(47.7)	4.8	74.7	82.1	21.7	63.2	18.3
Depreciation and amortisation	12.0	11.3	13.3	15.5	4.3	15.5	4.3
EBITDA before exceptional items[1]	(35.7)	16.1	88.0	97.6	26.0	78.7	22.6

(1) *Due to our low levels of capital investment, we believe that operating profit (loss) is a useful measure of the level of profitability we achieve with our asset base. In addition, we believe it is a useful measure for some investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. EBITDA is presented because it is a standard financial metric used in our industry. EBITDA consists of profit (loss) before finance charges (net), tax on profit (loss) on ordinary activities and depreciation and amortisation. EBITDA is not a measure of financial performance under UK GAAP, US GAAP or IAS and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net profit as indicators of our operating performance or any other measures of performance derived in accordance with UK GAAP, US GAAP or IAS.*

(2) *For illustrative purposes only, to show the effect of the TSA on our financial results, as if it had been operational from 1 April 2003. See Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and the notes to Part X: Unaudited Pro Forma Financial Information.*

	As at 31 December 2001	As at 31 December 2002	As at 31 December 2003	As at 31 March 2004
	£M	£M	£M	£M
Balance Sheet Data				
Fixed assets	16.8	24.8	28.7	26.5
Cash at bank and in hand	9.7	13.1	46.6	37.5
Other current assets	38.7	58.4	119.3	86.9
Creditors: amounts falling due within one year	(60.7)	(112.9)	(263.2)	(204.7)
Net current liabilities	(12.3)	(41.4)	(97.3)	(80.3)
Total assets less current liabilities	4.5	(16.6)	(68.6)	(53.8)
Creditors: amounts falling due after more than one year	(166.2)	(143.1)	(1.2)	(1.2)
Net liabilities	(161.7)	(159.7)	(69.8)	(55.0)

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	Twelve months ended 31 March 2004	Three months ended 31 March 2004
	£M	£M	£M	£M	£M
Cash Flow Data					
Cash flow from operating activities	(54.1)	34.7	82.8	109.5	40.1
Cash flow used to service finance	(4.2)	(7.7)	(4.3)	(3.8)	(1.5)
Cash flow used for capital expenditure	(8.8)	(18.3)	(19.2)	(14.6)	(1.3)
Cash inflow (outflow) before financing	(67.1)	8.7	59.3	91.1	37.3

SELECTED UNAUDITED NON-FINANCIAL OPERATING DATA

The selected historical unaudited non-financial operating data presented below and throughout this document as at and for the financial years ended 31 December 2001, 2002 and 2003, and as at and for the twelve months ended 31 March 2004, have been extracted from the Company's records and should be read in conjunction with the other detailed information included elsewhere in this document,[1] including Part I: Risk Factors—Risks Relating to Our Business—We rely on our network service provider to supply us with certain customer and customers' usage information, and our calculation of operating data is subject to certain limitations and will change.

	As at and for the year ended 31 December 2001	As at and for the year ended 31 December 2002	As at and for the year ended 31 December 2003	As at and for the twelve months ended 31 March 2004
Total customers (thousands)[2]	1,445.5	2,383.9	3,678.5	3,961.5
Customer activity level (%)[3]	84.7%	83.5%	84.3%	81.8%
Net customer additions (thousands)[4]	770.5	938.4	1,294.6	1,324.4
Churn rate (%)[5]	8.9%	15.5%	13.8%	14.0%
ARPU (£)[6]	157	160	160	153
Non-voice service turnover as a percentage of service turnover[7]	24.5%	31.5%	33.9%	33.5%
Total voice minutes (millions)[8]	831.7	1,420.4	2,201.6	2,369.0
Total SMS messages (millions)[9]	–	905.5	1,649.9	1,839.1
SAC per gross addition (£)[10]	43	32	26	25
Capital expenditure as a percentage of turnover[11]	4.0%	6.7%	4.0%	3.1%

(1) *As an MVNO, we rely on our network service provider to supply us with certain customer and customers' usage information, including information with respect to Inbound Interconnect Revenue (as defined in Part X: Unaudited Pro Forma Financial Information) and outbound interconnect costs. We use this information, along with information from our own systems, to calculate these operating data. Until 29 January 2004, we had limited rights to audit that information. Since 29 January 2004, the TSA gives us audit rights in respect of this information, which we may exercise (subject to certain time and other limitations, including the completion of a dispute resolution process and use of T-Mobile's own external auditor) should we feel it necessary. However, to date, we have not exercised any such audit rights. See Part I: Risk Factors—Risks Relating to Our Business—We rely on our network service provider to supply us with customer and customers' usage information, and our calculation of operating data is subject to limitations and will change.*

(2) *Total customers comprises gross connections (since commencement of our operations), net of (i) disconnects (since commencement of our operations), (ii) returns under our customer satisfaction guarantee (since commencement of our operations) and (iii) customers who have not used the network in the preceding twelve months (**Twelve Month Inactive Customers**). To date, in order to derive the number of our Twelve Month Inactive Customers, we have measured customers' usage of the network based on outbound call data only. This is due to the fact that we received MSC payments under our former telecommunications supply agreement rather than Inbound Interconnect Revenue (as defined in Part X: Unaudited Pro Forma Financial Information). As the MSC payments did not depend on inbound call activity, we did not need to capture inbound call data for each customer. Following signature of the TSA, we became entitled to receive Inbound Interconnect Revenue (which does depend upon inbound call activity), rather than MSC payments. We are currently in the process of developing a system to capture per-customer inbound usage data, which we expect to become operational in January 2005. Once operational, the information derived from this system will allow us to include both inbound and outbound data in determining customer activity, which may result in an increase in our reported total customers, but we do not expect any such increase to be material. The new system is being designed for our reporting purposes only. The absence or presence of per-customer inbound usage data does not affect our ability to determine the level of Inbound Interconnect Revenue due to us under the TSA as we currently receive data on overall inbound usage levels from our network service provider. See Part I: Risk Factors—Risks Relating to Our Business—We rely on our network service provider to*

supply us with customer and customers' usage information, and our calculation of operating data is subject to limitations and will change.

Until the end of September 2003, we used our management information system to source individual customers' outbound usage so as to derive the number of Twelve Month Inactive Customers. At the end of September 2003, that management information system reached capacity. Accordingly, the number of Twelve Month Inactive Customers for periods ended after September 2003 has been derived from (i) customers' usage data derived from our management information system up to the end of September 2003, and (ii) a conservative assumption that none of our customers as at the end of September 2003 has made a call since that date (with the effect that, for example, a customer who had last made a call on 19 February 2003 would be treated as a Twelve Month Inactive Customer with effect from 19 February 2004). In June 2004, we made an adjustment to the number derived from the above assumption based upon the historic reactivation rates which we experienced in the calendar year 2002. This adjustment resulted in a decrease in the number of Twelve Month Inactive Customers and a corresponding increase in total customers. The total customer numbers and data derived therefrom for periods ended after September 2003 in this document have been restated to reflect this adjustment. The impact of this restatement has not been material. Prior to this restatement, we reported total customers as at 31 March 2004 of 3,902,052 and as at 31 December 2003 of 3,644,795. From July 2004, we will use our billing system to source our total customers, as it will have a full year of usage data from that time (see note (3) below for an explanation of our billing system).

(3) *Customer activity level is active customers expressed as a percentage of total customers (as defined in note (2) above). Active customers comprises gross connections (since commencement of our operations), net of (i) disconnects (since commencement of our operations), (ii) returns under our customer satisfaction guarantee (since commencement of our operations) and (iii) customers who have not used the network in the preceding 90 days* ***(90 Day Inactive Customers)****. Customers' usage of the network regarding inbound and outbound calls is determined as set out in note (2) above.*

Until the end of September 2003, we used our management information system to source customers' outbound usage so as to calculate the number of 90 Day Inactive Customers. Due to the limitations regarding our management information system described in note (2) above, we have, since that time, sourced our active customer numbers from our billing system. This billing system collects call data records from our network service provider, but only contains records of chargeable outbound calls. As a result, we have made a consistent adjustment to reflect non-chargeable events (for example, voice-mail calls or calls to our call centre IVRs), based on the historical trends we experienced for the six months to the end of August 2003. In addition, as with our prior management information system, this billing system does not capture inbound customer usage data.

Once our new management information system becomes operational (which we expect to be in January 2005), we will be able to capture both per-customer inbound and outbound customer usage data as well as data relating to non-chargeable events. At that time, our active customers may change as a result, with a related increase or decrease in ARPU, but we do not expect that any such change will be material.

(4) *Net customer additions is calculated as the difference between the closing and opening total customers for the period. For the three months ended 31 March 2004, net customer additions were 283,028. Prior to the restatement of our total customers, as described in note (2) above, we reported net customer additions of 257,257 for the three months ended 31 March 2004.*

(5) *Churn rate is an annualised measurement of customers who disconnect or stop using our services (as set out in note (2)) excluding customer returns within our 28 day customer satisfaction guarantee period. Churn rate is calculated by expressing the sum of the number of disconnections during the relevant twelve month period and the number of customers who have stopped using our services (as set out in note (2)) as a percentage of the average customer base for the same period. The average customer base is calculated as the sum of the opening and closing total customer numbers for the relevant twelve month period divided by two.*

(6) ARPU is calculated by dividing the total service turnover (before exceptional items) for the relevant twelve month period by the average of the active customer months in that period. Until the end of September 2003, an active customer month represented a daily weighted average of active customers for the month, calculated by dividing the sum of the active customer numbers for each day by the number of days in that month. From that time, and until the end of June 2004, we have calculated active customer month as the simple average of the opening and closing active customer numbers in that month, with the exception of December 2003 where we have made an adjustment to that simple average to reflect the fact that, historically, we gain a greater proportion of customers towards the end of that month. Since the beginning of July 2004, we have had a process in place to calculate customer months on a daily weighted average of active customers (as defined in note (3)) for the month. Our measurement of ARPU may also be impacted by further changes to the method by which we calculate active customers, as discussed in note (3) above, which may result in an increase or decrease in reported ARPU. Furthermore, historic ARPU figures may not be reflective of future

ARPU figures due to the introduction of the TSA. See Part X: Unaudited Pro Forma Financial Information and Part III: Industry and Business—Our TSA with T-Mobile.

Historic ARPU figures include MSC payments for customers who had been inactive, as described in note (2) above, for 91 to 365 days, inclusive. Excluding these payments in respect of such inactive customers, ARPU would have been £149, £151 and £150 for the years ended 31 December 2001, 2002 and 2003, respectively, and £145 for the twelve months ended 31 March 2004. To exclude such MSC payments, we have taken for each month the total of the MSC payments and divided it by total customers to get an average MSC payment per customer. That average MSC payment has then been multiplied by the difference between total customers and active customers to obtain the total MSC payments received in respect of customers who had been inactive for 91 to 365 days, inclusive. ARPU for the twelve months ended 31 March 2004 includes Inbound Interconnect Revenue from 29 January 2004.

(7) *Non-voice service turnover represents service turnover that is not derived from inbound or outbound voice calls. Non-voice service turnover includes turnover derived from inbound and outbound SMS messages and other non-voice services offered (for example, value-added services). Until 29 January 2004, the calculation of non-voice service turnover as a percentage of service turnover was based on service turnover excluding MSC. See note (1) under Part X: Unaudited Pro Forma Financial Information.*

(8) *Total voice minutes of use is the sum of inbound and outbound minutes of use by our customers of the network (excluding inbound voice calls from T-Mobile customers to Virgin Mobile customers). For the avoidance of doubt, voice calls from Virgin Mobile customers to other Virgin Mobile customers are only treated as outbound voice calls.*

(9) *Total SMS messages is the sum of inbound and outbound SMS messages (excluding inbound SMS messages from T-Mobile customers to Virgin Mobile customers). For the avoidance of doubt, SMS messages from Virgin Mobile customers to other Virgin Mobile customers are only treated as outbound SMS messages. Inbound information was not available to us prior to the year ended 31 December 2001. The number of outbound SMS messages was 225.9 million in 2001, 545.5 million in 2002, 1,010.8 million in 2003 and 1,145.0 million in the twelve months ended 31 March 2004.*

(10) *Subscriber acquisition costs (**SAC**) are calculated by subtracting the revenue received from the sale of handsets and other related products in the relevant period from the total cost of such handsets and other related products (including SIM and packaging costs). This amount is added to direct commissions paid to distribution channels in the relevant period. To calculate SAC per gross addition, the total cost for a period is divided by the total number of gross additions over such period.*

(11) *Capital expenditure is defined as the total level of fixed asset additions over the relevant twelve month period. Capital expenditure as a percentage of turnover is calculated by dividing the capital expenditure by the total turnover for the same period.*

SETTLEMENT WITH T-MOBILE

There have been various disputes involving VMTL, certain T-Mobile group companies (T-Mobile (UK) Limited, T-Mobile No. 1 Limited, T-Mobile No. 5 Limited and T-Mobile (UK Properties) Inc.) and certain Virgin Group companies (Bluebottle Investments S.A. and Bluebottle UK Limited) over the interpretation of provisions in a subscription and shareholders' agreement formerly relating to VMTL's operations and in a former telecommunications supply agreement with T-Mobile. Legal proceedings were commenced in respect of certain of these disputes.

The parties agreed to discontinue or dismiss all the proceedings and settle and compromise their various claims pursuant to all proceedings on 29 January 2004 (the **Settlement**). Pursuant to the Settlement, T-Mobile paid VMTL a sum of £16,450,000 (inclusive of VAT) in respect of the further marketing support contributions which were due to be assessed by the court, representing VMTL's best estimates of the sums due. T-Mobile and VMTL agreed to terminate the former telecommunications supply agreement and each settled their respective liabilities under such agreement following which they entered into the TSA described in Part III: Industry and Business—Our TSA with T-Mobile. Certain other agreements to which VMTL and T-Mobile were parties were also terminated and the agreements constituting the Shareholder Loans were amended and restated. Separately, Virgin Group companies also acquired T-Mobile's shareholding in VMTL. As part of the Settlement, a Virgin Group company agreed to make certain further payments to T-Mobile, not to exceed an aggregate of £100 million, following the occurrence of certain events including the admission to listing of Virgin Mobile or the sale of its business and assets as a going concern to a third party. Subsequently, Virgin Group and T-Mobile have entered into alternative arrangements under which a Virgin Group company will make a £50 million payment to T-Mobile in satisfaction of all such payment obligations under the Settlement. These alternative arrangements are not conditional on Admission and involve no payment obligation on

the part of Virgin Mobile (other than the repayment of the T-Mobile Loan which has now been satisfied). See paragraph 22 under Part XII: Additional Information for more details.

The principal financial effect of the TSA when compared with our former telecommunications supply agreement with T-Mobile, which was terminated in connection with the Settlement (see paragraph 22 under Part XII: Additional Information), is that our turnover under the TSA is generated by T-Mobile passing through the revenue it receives in respect of inbound calls received by our customers whereas, under our former agreement, T-Mobile paid us MSC (see Part XIII: Definitions) which was not based on inbound call revenue generated by our customers (See Part X: Unaudited Pro Forma Financial Information). Inbound call revenue and MSC, respectively, constitute and constituted substantial portions of our turnover.

RECENT DEVELOPMENTS

For the three months ended 31 March 2004, turnover increased significantly as compared with the three months ended 31 March 2003. This was primarily due to the increase in our customer base, which affected both service and equipment turnover. The increase in service turnover was reduced in part by the replacement of MSC payments as of 29 January 2004 with Inbound Interconnect Revenue (as defined in Part X: Unaudited Pro Forma Financial Information). See Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations—Explanation of key profit and loss statement lines—Turnover. In addition, the increase in service turnover included approximately £1.0 million in respect of previously disputed MSC amounts. See Part IX: Accountants' Reports—Accountants' Report on Virgin Mobile Telecoms Limited.

In the twelve months ended 31 March 2004, we maintained our low churn rate of 14.0%, and in the three months ended 31 March 2004, we attracted 283,028 net new customers, which was comparable with the growth in net customers during the same period in 2003. As at 31 March 2004, we had 3,961,492 total customers. See Part VII: Selected Unaudited Non-Financial Operating Data. Our ARPU has decreased to £153 for the twelve months ended 31 March 2004 from £160 for the year ended 31 December 2003. Excluding MSC payments received from T-Mobile in respect of customers who had been inactive for 91 to 365 days, inclusive, our ARPU for the same periods declined to £145 from £150. This decline primarily resulted from our high growth in December 2003 and our service pack (SIM only) acquisition strategy. See note (6) under Part VII: Selected Unaudited Non-Financial Operating Data. This acquisition strategy has also resulted in lower acquisition costs.

Cost of sales also increased significantly for the three months ended 31 March 2004 as compared to the three months ended 31 March 2003 due primarily to the increase in our customer base and also the new charges under the TSA.

The net effect of the changes in turnover and cost of sales discussed above, primarily the increase in our customer base, resulted in a significant increase in gross profit for the three months ended 31 March 2004 as compared to the three months ended 31 March 2003. Our gross margin percentage decreased slightly in the three months ended 31 March 2004 as compared to the three months ended 31 March 2003 due primarily to the effects of the TSA discussed above, principally the replacement of MSC payments with Inbound Interconnect Revenue.

Administrative expenses (excluding depreciation) for the three months ended 31 March 2004 increased moderately as compared to the three months ended 31 March 2003. This increase, primarily due to the increase in our customers, was not as significant as our increase in turnover as we were able to take advantage of economies of scale, focusing on control of our administrative expenses.

For the three months ended 31 March 2004, operating profit was £22.7 million (EBITDA of £27.0 million), a significant increase over the operating profit for the three months ended 31 March 2003. This increase was due to the net effect of the factors described above, primarily the increase in our customer base.

For the three months ended 31 March 2004, our cash flow from operating activities improved significantly compared to the three months ended 31 March 2003 due primarily to the

improvements in operating profit, together with an improvement in our working capital position. We experienced a moderate decrease in cash flow used to service finance and returns on investments during the three months ended 31 March 2004 compared to the three months ended 31 March 2003 due to a decrease in the amount outstanding under our Original Senior Credit Facility and an increase in interest income as our cash balances have increased. During the three months ended 31 March 2004, our cash flow used for capital expenditure and financial investment decreased significantly compared to the three months ended 31 March 2003 due to higher than usual capital expenditure in 2003 in connection with our new billing system.

CURRENT TRADING AND PROSPECTS

Since 31 March 2004, we have experienced continued growth in total customer numbers which has contributed to further growth in our turnover. We have also continued to manage our operations so as to achieve further economies of scale with respect to our operational expenditures.

Given the continuing trend in growing our customer base, the further efficiencies which we hope to achieve with respect to our operational expenditures, our planned expansion of retail outlets, the improvement in the effectiveness of our presence in Virgin Megastores, the introduction of GPRS (2.5G) services and other planned developments to our customer proposition, the Board believes that we are well placed to exploit effectively the market opportunities that are available to us. Based on current trading, the Board views our prospects for the current financial year with optimism.

We repaid our remaining outstanding bank borrowings of £23.0 million under the Original Senior Credit Facility on 18 May 2004 and entered into the New Credit Facility on 2 July 2004. On 5 July 2004, VMTL repaid two loans of £39.2 million each (including interest), to T-Mobile (UK) Limited, a former shareholder, and to Bluebottle UK Limited, a member of the Virgin Group.

REORGANISATION AND RELATIONSHIP WITH VIRGIN GROUP

The Group has recently undergone a reorganisation (the **Reorganisation**). Following the settlement with T-Mobile (as described in paragraph 22 of Part XII: Additional Information) and prior to the Reorganisation, the share capital of VMTL, the principal operating company of the Group, was divided into a number of different classes of shares which were owned as to approximately 98% in aggregate by three different entities in the Virgin Group and as to the balance by members of VMTL's management team and by the trustee of a trust in which a Director is interested.

As part of the Reorganisation, two further companies have been added to the Group, and the Virgin Group has consolidated its shareholdings into one entity. The Company, the holding company of the Group, now owns 100% of the shares in VMGL, an intermediate holding company which is also a borrower under the New Credit Facility. VMGL in turn now owns 100% of the shares in VMTL, which have been reorganised into one class. The share capital of the Company is currently owned as to approximately 99% by BIUK, a Virgin Group company, and as to the balance by three Directors, the trustee of a trust in which another Director is interested and by a member of the Group's senior management team.

Following Admission, BIUK will own approximately 74% of the share capital of the Company and three Directors, the trustee of the trust in which a Director is interested, and a member of the Group's senior management team will own approximately 1%, assuming in the case of BIUK that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and subject to the stock loan arrangements referred to in Part II: The Global Offer—Stabilisation and Over-allotment Arrangements and Part XII: Additional Information.

The Reorganisation involved a number of share transfers at market value the consideration for which was either an issue of shares or cash left outstanding on inter-company accounts. The contracts relating to certain of these transfers are described in paragraphs 18(h) to (o) inclusive under Part XII: Additional Information. As a consequence, VMGL owes £234,056,264 to BIUK and £3,237,000 to another Virgin Group company and the Company owes £3,628,887 to two of its Directors, the trustees of a trust in which a Director is interested and a member of the Group's senior management team. It is the intention that £240,922,151 of the monies drawn down under

the New Credit Facility will be applied to repay those amounts owing so that all of those outstanding amounts will be repaid on or before Admission.

For so long as it is either entitled to exercise 30% or more of the voting rights at our general meetings or able to control the appointment of directors who are able to exercise a majority of the votes at our board meetings, BIUK will be a "controlling shareholder" for the purposes of the Listing Rules. BIUK's ultimate parent company is VGIL, whose principal shareholders are certain trusts, none of which individually has a controlling interest in VGIL. The principal beneficiaries of those trusts are Sir Richard Branson and/or members of his immediate family.

We have various agreements with members of the Virgin Group. Sir Richard Branson, VGIL, VML and BIUK have entered into an agreement (the **Relationship Agreement**) with us pursuant to which it has been agreed, with effect from Admission, that for so long as Sir Richard Branson, VGIL and/or BIUK and/or their associates is a controlling shareholder, each of them will, and will procure, so far as it is legally able to do so, that each of its associates will, among other things: conduct all transactions and relationships with any member of the Group on arm's length terms and on a normal commercial basis; and not take any action which precludes or inhibits any member of the Group from carrying on its business independently of it. For a discussion of our relationship with the Virgin Group, and further information on our contractual arrangements with the Virgin Group, see Part III: Industry and Business—Relationship with Virgin Group.

DESCRIPTION OF NEW CREDIT FACILITY

VMGL has entered into the New Credit Facility which provides for a £250.0 million amortising term loan facility and a £100.0 million revolving credit facility. In each case the facilities may be used for general corporate purposes, including (among other things) the subscription of shares in the share capital of VMTL by VMGL, the repayment of the Shareholder Loans, the advance of loans within the group comprising VMGL and its subsidiaries, the advance of a loan to the Company in an amount not exceeding £4.0 million, the payment to BIUK and Bluebottle Investments Inc. of amounts outstanding in relation to the previous acquisition of shares in VMTL under the Reorganisation and funding of working capital requirements. Following the initial drawdowns under the New Credit Facility, we will have approximately £330.0 million of total debt outstanding on or before Admission and £20.0 million of unused borrowing capacity under the New Credit Facility. For a description of the New Credit Facility, see paragraph 18 under Part XII: Additional Information. For a discussion of our borrowing under the New Credit Facility and the application (and intended application) of funds therefrom, see Part VIII: Management's Discussion of Financial Condition and Results of Operations—New Credit Facility, and —Liquidity and Capital Resources—Funding sources and working capital. For a discussion of the effect of such borrowings on our net assets, see Part XI: Unaudited Pro Forma Statement of Net Assets.

DIVIDEND POLICY

As a company incorporated in England and Wales, the Company may only pay dividends to the extent it has distributable reserves available which, in turn, is dependent on our ability to receive funds for such purposes, directly or indirectly, from VMTL, our operating company subsidiary. Currently, VMTL has negative distributable reserves and thus may not pay a cash dividend to us. VMTL has passed a resolution to reduce its share premium account and applied to the Court for an order confirming the reduction, with the intention of eliminating its negative distributable reserves. Subject to the Court making an order confirming the reduction, the Company expects the capital reduction to be effective by the end of July 2004. Provided that the capital reduction becomes effective, the Company expects VMTL to be entitled under the Act to distribute any realised profits accrued after that date.

Subject to the Court making an order confirming the reduction and to the availability of distributable reserves within the Group, the Directors of the Company intend to adopt a dividend policy that reflects the cash flow generation of the business. The first dividend that the Company intends to pay (subject to unforeseen circumstances) is a final dividend for the year ending 31 March 2005, which, when annualised (on the basis of a 67:33 ratio for final:interim dividends that the Directors expect to adopt), it is intended would represent a payment of around 40% of any net income. The Company does not intend to pay an interim dividend for the year ending 31 March 2005.

For a discussion of the limitations on our ability to pay dividends, see Part I: Risk Factors—Our ability to pay dividends is limited by law and is a function of our profitability, and paragraph 23 under Part XII: Additional Information.

FUTURE INCENTIVE PLANS

It is intended that options to acquire Ordinary Shares will be granted to up to 150 senior employees under the Virgin Mobile Discretionary Share Option Plan (described in paragraph 8.3 under Part XII: Additional Information) at or around the time of Admission at an exercise price equal to the closing price for an Ordinary Share on the first day of dealings. These options will normally become exercisable three years after their grant but only if and to the extent that the performance conditions to which they are subject (described in paragraph 8.3 under Part XII: Additional Information) have been satisfied. Options over up to 1,502,000 Ordinary Shares will be granted under the Virgin Mobile Discretionary Share Option Plan at or around the time of Admission.

It is intended that awards under the Virgin Mobile Performance Share Plan (described in paragraph 8.4 under Part XII: Additional Information) will be granted to up to 20 senior executives, including the Executive Directors, at or around the time of Admission. An award under the Virgin Mobile Performance Share Plan will comprise an option to buy Ordinary Shares for nil or a nominal payment or a right to receive Ordinary Shares. The value of the Ordinary Shares subject to these awards will range from 60% to 150% of the participants' salaries and, in total, will be over up to 968,000 Ordinary Shares. An award will normally vest on the third anniversary of its grant but only if and to the extent that the performance condition to which they are subject (described in paragraph 8.4 under Part XII: Additional Information) has been satisfied and normally provided that the participant is still employed by a company in the Group at that time. Participants in the Virgin Mobile Performance Share Plan will not receive options under the Virgin Mobile Discretionary Share Option Plan. The value of the award made under the Virgin Mobile Performance Share Plan to Thomas Alexander (determined by reference to the market value of the Ordinary Shares subject to it on the dealing day before the date of grant) will be up to 150% of his salary, that to Alan Gow up to 125% of his salary and that to Jonathan Steel up to 125% of his salary.

Every employee of the Group who was employed on 1 July 2004 and was still employed on Admission will receive an award of free Ordinary Shares under the Virgin Mobile Share Incentive Plan (described in paragraph 8.1 under Part XII: Additional Information) at or around the time of Admission. The awards will be linked to service so that each eligible employee will receive approximately £280 worth of Ordinary Shares for each year of service with the Group. The Company has also adopted the Virgin Mobile Savings Related Share Option Plan (described in paragraph 8.2 under Part XII: Additional Information) for operation in the future, but not immediately following Admission.

HISTORIC INCENTIVES

Sixty employees of VMTL (the **Managers**) were awarded cash bonuses (incurred as an exceptional expense by us in the year ended 31 December 2003), the total amount of which is £23.5 million, as a reward for growing the business during the period from launch until 31 December 2003 (the **Long-term Bonus**). The Managers have been paid the Long-term Bonus (from operating cash flow) in the period from May 2004 to July 2004. The Long-term Bonus was payable for the Managers' past service and VMTL has no further liability under the Long-term Bonus. The total amount under the Long-term Bonus paid to the Directors was £10.4 million. Of the Directors, Thomas Alexander received £6.4 million under the Long-term Bonus, Alan Gow received £2.4 million and Jonathan Steel received £1.6 million. The Managers have also been granted options to acquire 11,936,100 Ordinary Shares under the Virgin Mobile Pre-IPO Plan (the **Pre-IPO Plan**) as part of the reward for their past services at an exercise price of 145.868p per Ordinary Share. No further options will be granted under the Pre-IPO Plan. The aggregate number of Ordinary Shares subject to options granted to the Directors under the Pre-IPO Plan is 3,306,350. We expect to account for the options granted under the Pre-IPO Plan as a non-cash exceptional expense in the year ending 31 March 2005. See paragraph 9 Part XII: Additional Information.

THE GLOBAL OFFER

The Selling Shareholder will offer 62,500,000 Ordinary Shares (representing 25% of the Company's issued ordinary share capital on Admission) under the Global Offer.

Under the Global Offer, the Ordinary Shares will be sold to certain institutional and professional investors in the United Kingdom and elsewhere outside the United States in reliance on Regulation S and to QIBs in the United States in reliance on Rule 144A or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Global Offer is not being made directly to members of the public in the United Kingdom or elsewhere.

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8.00 a.m. (London time) on 21 July 2004. The earliest date for settlement of such dealings is expected to be 26 July 2004. It is expected that Admission will take place and unconditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 26 July 2004. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be on a conditional basis, will be of no effect if Admission does not take place, and will be at the sole risk of the parties concerned.

Settlement and payment for Ordinary Shares in the Global Offer will take place in CREST.

STABILISATION AND OVER-ALLOTMENT ARRANGEMENTS

In connection with the Global Offer, the Stabilising Manager, acting as principal, has entered into the Over-Allotment Arrangements with the Selling Shareholder pursuant to which the Stabilising Manager may acquire, or procure acquirers for, up to 6,250,000 Over-Allotment Shares at the Offer Price for the purpose of allowing the Stabilising Manager to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

LOCK-UP ARRANGEMENTS

Each of the Selling Shareholder, the Company and each Director has agreed to certain lock-up arrangements.

The Selling Shareholder and the Company have entered into lock-up arrangements pursuant to the Underwriting and Sponsors' Agreement. The Company has agreed not to issue, and the Selling Shareholder has agreed not to dispose of, any Ordinary Shares for a period of 210 days from the date of the Underwriting and Sponsors' Agreement (subject to certain exceptions, including when the Joint Sponsors and the Joint Global Co-ordinators have given their consent to the issue or disposal, as the case may be).

Each of the Directors has also entered into lock-up arrangements pursuant to the Underwriting and Sponsors' Agreement. Each of the Directors has agreed not to dispose of any Ordinary Shares for a period of 365 days from the date of the Underwriting and Sponsors' Agreement (subject to certain exceptions, including when the Joint Sponsors and Joint Global Co-ordinators have given their consent to the disposal).

For further details of these lock-up arrangements, see paragraph 13 of Part XII: Additional Information.

RISK FACTORS

Prior to investing in the Ordinary Shares, prospective investors should carefully consider the risk factors relating to our business, our industry and the Global Offer described in Part I: Risk Factors, together with all other information contained in this document.

PART I RISK FACTORS

Prior to investing in Ordinary Shares, prospective investors should carefully consider the risk factors relating to our business, our industry and the Global Offer described below together with all other information contained in this document. These risks and uncertainties are not the only issues that we face; additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also have a material adverse effect on our financial condition or business success. If any or a combination of these risks actually occurs, our business, financial condition and operating results could be adversely affected. If this occurs, the price of our Ordinary Shares may decline and investors could lose all or part of their investment.

RISKS RELATING TO OUR BUSINESS

Our historical operating results and growth should not be relied upon as an indication of future performance or growth.

Our operating results may fluctuate significantly in the future due to a number of factors, many of which are beyond our control. Also, we have a limited operating history upon which we can be evaluated, and our rapid growth is in part attributable to the fact that we launched operations in 1999 as a start-up. As a result we do not believe that period-to-period comparisons of our initial operating results are necessarily meaningful. Moreover, at the end of January 2004 we entered into the TSA which, in certain key respects, changed the economic terms upon which we operate. See Part X: Unaudited Pro Forma Financial Information. In addition, OFCOM has imposed significant reductions in termination charges (effective from September 2004), which will have a significant negative impact on the Inbound Interconnect Revenue that we receive from T-Mobile. Accordingly, investors should not rely on comparisons of our results to date as an indication of future performance. In particular, our past performance (in turnover, costs, profitability, customers, tariff levels, usage characteristics or otherwise) may not necessarily be indicative of future performance or growth.

Furthermore, our future ability to maintain positive cash flow and operating profits will be dependent upon a number of factors. These include: our ability to attract and retain customers; our ability to maintain, control or improve usage levels, tariff levels and our churn; regulatory actions, including future price controls; and our ability to maintain, control or improve costs, including costs paid to network providers and distributors, and costs incurred in connection with sales, marketing and customer services. Factors that may affect our operating results include the risks described below. These and other factors render it difficult to predict the trends affecting our business and its turnover and operating results with any degree of certainty. It is possible that, in the future, this uncertainty or fluctuations in our operating results will adversely affect the expectations of securities analysts or investors. If this occurs, the trading price of our Ordinary Shares may decline significantly.

Our ability to provide our services is dependent on maintaining the TSA or securing and maintaining one or more agreements with other telecommunications operators for services provided using their networks.

We depend upon mobile network operators to carry our communications traffic on their networks. In particular, we currently rely solely on our long-term TSA with T-Mobile for the voice, non-voice, and other telecommunications services we provide to our customers, as well as for certain ancillary services such as pre-pay account management. See Part III: Industry and Business—Our TSA with T-Mobile. If (i) the TSA is terminated (and any post-termination service period expires), (ii) T-Mobile fails to deploy and maintain its network (including roll-out of its 3G network), or (iii) T-Mobile fails to provide services as required by the TSA and (in each case) if we are unable to obtain replacement services on a timely and commercial basis (for example, due to a lack of capacity on MNOs' networks), this would prevent us from carrying on our business.

In such circumstances, even if we are able to find replacement services, these may be provided on terms less favourable than those under the TSA. Additionally, our ability to continue to offer services to our customers may be impaired because we will remain to some degree dependent on assistance from T-Mobile to migrate our customers to one or more other network operators. If T-Mobile does not provide the necessary termination or migration assistance in the manner which we require, our ability to continue to provide services following termination of the TSA, and during any post-termination service and migration assistance period, may be seriously prejudiced.

Similarly, if we migrate some or all of our customers to an alternative mobile network operator for similar services, we could be prevented from carrying on our business in the event of the termination of our agreement with that alternative operator, or the failure of that operator to deploy and maintain its network, or its failure to provide services under our agreement with it. Likewise, if we are unable to obtain the termination or migration assistance we require from that alternative operator, our ability to continue to provide services following termination of our agreement with that operator, and during any post-termination service period, may be seriously prejudiced.

There would be material costs associated with the migration of any significant number of our customers from T-Mobile's network to an alternative mobile network operator and such a migration, or the effects thereof, could harm our reputation. There is a risk that our churn rate would increase materially if we were to seek to migrate a significant number of our customers to an alternative mobile network operator. We may incur substantial costs associated with implementing strategies to reduce our churn rate in such circumstances, such as making special offers available. In addition, there may be technical and other implementation constraints and risks associated with such a large migration. Furthermore, if we migrate some of our customers onto services provided over another UK mobile network operator's network, then we would incur incremental increases in the charges payable to T-Mobile if the amounts we paid to T-Mobile fell below certain specified levels. These factors could prevent us from providing services to our customers as planned and could have a material adverse effect on our business, financial condition and results of operations. See Part III: Industry and Business—Our TSA with T-Mobile.

We also rely, directly or indirectly, on providers of fixed-line telecommunications for parts of our operations, including routing calls to our customer call centres, and for parts of the transmission of our customers' voice and non-voice traffic. Our reputation could be harmed and our business, financial condition and results of operations could be seriously damaged if our agreements (or relevant third parties' agreements) with those providers are terminated, or if they fail to deploy and maintain their networks or to provide services to us, and if we are unable to obtain replacement services on a timely and commercial basis.

The TSA with T-Mobile may limit our service offerings and/or adversely affect our performance.

In general, we pay usage-based charges to T-Mobile for the services that are provided to us, some of which increase and some of which decrease by pre-determined amounts over time. We will also pay usage-based charges for future services anticipated under the agreement. These charges, and the principles used to set them, are determined for the term of the TSA (including in relation to certain future services). See Part III: Industry and Business—Our TSA with T-Mobile—Charges. If we are unable to charge high enough rates to our customers for usage of our services, and we are unable to renegotiate consequent changes with T-Mobile to the charges payable by us under the current terms of the TSA (which would require the consent of the lending banks under our New Credit Facility) or negotiate the supply of such services from another MNO on commercially reasonable terms, the profit that we generate from usage of the relevant services could decline and ultimately we may fail to generate enough turnover to meet the charges for the provision of network services. The TSA charging structure also means that our profitability depends in part on the service usage characteristics of our customers, and in particular on how customers use individual services and the mix of usage across different services. As a result, differences in the way our customers use our existing services, and the way they use new technologies and services in the future, may have an adverse impact on our profitability in the future.

The TSA contains termination provisions, specifies varying periods following termination in which T-Mobile is required to continue to provide services and migration assistance to us, and specifies restrictions on those services and assistance during any such period. See Part III: Industry and Business—Our TSA with T-Mobile—Consequences of Termination. The length of the post-termination service and migration assistance period and the nature of the restrictions on services and assistance both depend on the reason for the termination of the TSA. The length of the post-termination service and migration assistance period and/or these restrictions may prevent us from providing services to our customers as planned, and may hinder our ability to

migrate all of our customers to an alternative supplier's network, and as a result could have a material adverse effect on our business, financial condition and results of operations.

In particular, T-Mobile has a right to terminate the TSA where a competitor of T-Mobile acquires control of us by buying any part of the controlling interest in us from a member of the Virgin Group. In the Relationship Agreement, Virgin has agreed that it will not, and will procure so far as it is able to do so that its associates will not, do anything which would (and will exercise their voting rights at our general meetings to vote against any resolution the passing of which would) result in T-Mobile having the right to terminate for this reason. Subject to the exceptions described in Part III: Industry and Business—Relationship with Virgin Group—Relationship Agreement, this undertaking will apply until 29 January 2006. If T-Mobile were to exercise this right, its termination assistance obligations would be reduced (or removed if T-Mobile were to exercise this right before 29 January 2006), and (where we require assistance from T-Mobile for migration) our ability to migrate successfully to another provider of mobile network services is likely, in some cases, to be significantly impeded. Where T-Mobile's termination assistance obligations are reduced, they are reduced both in duration (the length of the post-termination service period) and scope (T-Mobile is required to use only its reasonable endeavours to assist with migration) and some of the charges we pay for services will be increased. This is described more fully in Part III: Industry and Business—Our TSA with T-Mobile—Consequences of termination.

Our ability to offer new and more technologically advanced services in the future may be limited by the capabilities of T-Mobile's network, the technological choices it has made and its ability to develop new services, and by T-Mobile's timely delivery of dependable technical and developmental support. The telecommunications services to be provided by T-Mobile under the TSA cover both existing voice and non-voice services using 2G GSM technologies and certain future non-voice services, including those using GPRS (2.5G) and UMTS (3G) technologies. In addition to these services, we also have the right to take advantage of an agreement between T-Mobile and O_2 that, if the provisions relating to seamless national roaming are implemented, would allow T-Mobile's customers to roam onto certain parts of the 3G network of O_2. This agreement was submitted for clearance by the European Commission in respect of potential infringement of competition law. A decision by the European Commission of 30 April 2003 gave clearance in respect of the national roaming aspect, but only for a limited period of time. The effect of this is that, unless the duration of that clearance is extended, national roaming under this agreement is likely to be available only for a limited period of time. See Part III: Industry and Business—Our TSA with T-Mobile—Scope of Service. We do not yet know to what extent we or T-Mobile will need to rely on this national roaming arrangement for 3G services. Any delay or failure by T-Mobile in building out its network, or limitations in the network (in each case, whether in reliance upon T-Mobile's roaming arrangements with O_2 or otherwise), could have a material adverse effect on our business, financial condition and results of operations.

We are also prevented from offering certain new services for a period of time after T-Mobile has launched them to its own subscribers, in particular from offering a new telecommunications service within three months following T-Mobile's launch of such services to its own subscribers. In addition, we are contractually prevented from offering our customers a packaged service which bundles services provided by T-Mobile with services provided over another UK mobile network operator's mobile network. These limitations may prevent us from competing effectively with future services and technologies offered by other mobile communications providers and from providing services to our customers as planned, and therefore could have a material adverse effect on our business, financial condition and results of operations.

We are only permitted to offer services to our customers over T-Mobile's network if those services are provided using the Virgin brand. Our relationship with Virgin and our reliance on the Virgin brand is discussed under Part III: Industry and Business—Relationship with Virgin Group.

T-Mobile also has the right, in specified circumstances, to discontinue a service that it provides to us including where it also withdraws that service from its own customers. Because we may continue to require that service from T-Mobile, we have an overriding right to require T-Mobile to continue providing that service to us. If we do so, we are required to pay T-Mobile for that service an amount which would allow T-Mobile to recover the cost of providing the service plus an additional margin. This amount may be significantly higher than the charges currently

specified in the TSA for that service. Such an increase in price could have a material adverse effect on our profitability.

Our remedies under the TSA are limited, and we may be unable to recover fully any losses incurred due to T-Mobile's failure to perform its obligations, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to distribute our products and procure subscribers for our services.

Our ability to distribute products and services depends, to a large extent, on securing and maintaining a number of key distribution partners. These third party distributors sell our branded handsets and service packs and procure subscribers for our services. In 2003, mobile retail specialists The Carphone Warehouse, Link and Phones 4U accounted for approximately 50% of our new customers. However, the mobile retail specialists procure customers for our competitors (and, in some cases, themselves) as well, and they may have incentives to encourage potential customers to subscribe to our competitors' services rather than our own.

Pursuant to an agreement with Virgin Retail Limited, we are entitled to occupy a dedicated space in which to advertise and promote our products and services in specified Virgin Megastores. We currently operate 67 Virgin Mobile concession stores within Virgin Megastores, and we intend to improve the effectiveness of our presence in Virgin Megastores through the use of additional Virgin Mobile concessions. Although our agreement with Virgin Retail Limited provides that we are entitled to occupy a dedicated space in all new Virgin Megastores which are opened in the future, Virgin Retail Limited is in charge of its portfolio of shops and may elect to close certain outlets from time to time. Furthermore, any of our other distribution partners may, from time to time, close retail locations or otherwise reduce the scale of their businesses.

We rely wholly on third parties to distribute pre-pay airtime vouchers (including physical "scratch" airtime vouchers) and e-top-up cards through various channels. We also rely on a small number of third parties to facilitate the process (including, in the case of e-top-ups, providing terminals to retail outlets) that enables a customer's account to be credited with payments that they can use to buy our services. Such key third parties currently include: Pay-Point, E-Pay, Alphyra, Omega Logica Limited, Barclays Bank plc and Post TS, which all facilitate e-top-ups; Barclays Merchant Services (a division of Barclays Bank plc) which facilitates credit and debit card top-ups; and Link, which facilitates top-ups from its members' ATM cash machines. We rely on these third parties to provide accurate and quality systems and equipment capable of interfacing, where necessary, with T-Mobile's and our systems.

Our failure to maintain key distribution relationships, or the failure of our distribution partners to procure sufficient customers for us, could have a material adverse effect on our turnover, financial condition and results of operations.

Network interruptions, poor service or service slowdowns may result in reduced user traffic, reduced turnover and harm to our reputation and business operations.

Our ability to provide services depends significantly upon the performance of our systems and the systems provided to us through contracts entered into with third parties (directly by us or indirectly), including mobile network operators and fixed-line operators, such as those who provide connectivity to our customer call centres. These systems are vulnerable to damage or interruption from floods, fires, telecommunication failures, power failures and similar events. They also may be subject to break-ins, sabotage, terrorism, vandalism and other similar occurrences. A natural disaster or other unanticipated problems at our facilities or the facilities of our third party suppliers, or any other damage to, misuse or failure of our systems, could result in interruptions to our service. We do not currently have a formal disaster recovery plan although we recognise that it is a priority to develop such a plan. System failures, including the failure of networks we use and the networks used by our suppliers, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions, resulting in customer dissatisfaction, penalties and reduced traffic volumes and turnover. Such failures, whether occurring within our infrastructure or on third parties' systems, and whether or not preventable by us, would harm our reputation. All of the foregoing

could have a material adverse effect on our business, financial condition and results of operations.

Termination or impairment of our relationships with a small number of key suppliers could adversely affect our turnover and results of operations.

We have developed relationships with a number of key vendors, including: ATOS Origin for hosting, facilities management and helpdesk services; Energis for fixed-line telecommunications services; InfoSpace for WAP and SMS services; Opera Telecom for value-added download services; Garlands for outsourced customer care services; Gemplus for SIM card supply; Gemplus or Mercurius for pre-pay airtime vouchers; Plastic Card Company for e-top-up cards; and Alcatel, Motorola, Nokia, Panasonic, Philips, Sagem, Samsung, Sendo, Siemens and Sony Ericsson for handsets. We do not have operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. In particular, our ability to grow our customer base depends in part on our ability to source adequate supplies of handsets on a timely basis. Supplies of handsets are at times subject to constraints, especially during the winter holiday season, during which there is often a global shortage of components.

If our key suppliers of services were unable to honour their obligations to us, or if suppliers of products were unable to provide us with adequate supply on a timely basis, it could disrupt our business and adversely affect our turnover and results of operations.

For a discussion of the risks relating to our relationship with T-Mobile, see Part III: Industry and Business—Our TSA with T-Mobile and "Our ability to provide our services is dependent on maintaining the TSA or securing and maintaining one or more agreements with other telecommunications operators for services provided using their networks" elsewhere in this Part I: Risk Factors.

We are licensed to use our name and brand but do not own it.

The Virgin and Virgin Mobile names and brands are owned by Virgin Enterprises Limited (**VEL**), a Virgin Group company, and we are licensed to use those names and brands in the UK, Ireland, the Isle of Man and the Channel Islands pursuant to the Virgin Mobile Licence Agreement. In order for us to continue to use the Virgin and Virgin Mobile names and brands we are required to comply with certain obligations under the licence agreement. See Part III: Industry and Business—Relationship with Virgin Group—Trade Mark Licence Arrangements.

The term of the Virgin Mobile Licence Agreement is 30 years and whilst we have limited rights to negotiate a renewal of the Virgin Mobile Licence Agreement we cannot give any assurance that we will be able to negotiate a commercially viable renewal of the Virgin Mobile Licence Agreement on expiry of the term. VEL has the right to terminate the licence where certain telecommunications companies take control of Virgin Mobile, although the licence can continue for a further seven years if certain conditions are met by the acquiring entity. See Part III: Industry and Business—Relationship with Virgin Group—Trade Mark Licence Arrangements. VEL also has the right to terminate the licence in certain circumstances relating to action or inaction taken by us, including if our use of the licensed names or brands has been or is reasonably likely to be materially damaging to the goodwill or reputation of such names or brands, or we materially breach the terms of the Virgin Mobile Licence Agreement. In addition, in the event of an insolvency of VEL, there is a risk that an insolvency practitioner would exercise the rights of VEL in a way that would have a material adverse effect on our rights to use the Virgin and Virgin Mobile brands. Loss of our rights under the Virgin Mobile Licence Agreement to use the Virgin and Virgin Mobile names and brands, whether resulting from breach of the licence by us, expiry and non-renewal of the term, the insolvency of VEL or otherwise, would have a material adverse effect on our business, financial condition and results of operations and could lead to us ceasing to carry on our business.

If we lost the right to use the Virgin and Virgin Mobile names and brands, under the TSA we would lose the right to use T-Mobile's network to deliver our services to customers (see Part III: Industry and Business—Our TSA with T-Mobile) and the loss of such rights would constitute an event of default under our New Credit Facility, which would have a further material adverse

effect on our business and ability to provide services to customers and could lead to us ceasing to carry on our business.

VEL has exclusive control over the protection of the Virgin and Virgin Mobile names and brands and over the enforcement against unauthorised use by third parties. Actions of those third parties outside the authorised scope of the licence are not subject to Virgin Mobile's control and such use by those third parties could have a negative impact on the brands and therefore on our operating and financial results.

Under the terms of the Virgin Mobile Licence Agreement, VEL has agreed not to use, or grant third parties (including Virgin entities) the right to use, the Virgin Mobile names and brands in the United Kingdom, Ireland, the Isle of Man and the Channel Islands except to the extent other licensees of the Virgin Mobile names and brands are permitted to use the names to provide roaming services in those countries. In addition, for each of those countries, VMTL has been granted exclusive use of the Virgin name and brand for "core" mobile radio telecommunications services for the duration of the Virgin Mobile Licence Agreement. However, there are some products and services which are licensed to VMTL on a non-exclusive basis in the Virgin Mobile Licence Agreement (see Part III: Industry and Business—Our Relationship with Virgin Group—Trade Mark Licence Arrangements) and there are other communications services that are not covered by the Virgin Mobile Licence Agreement. Other Virgin Group companies currently have an interest in WiFi activities and fixed communications activities and Virgin may in the future use or license third parties within the United Kingdom, Ireland, the Isle of Man and the Channel Islands to use the Virgin name in connection with such products and services which are not covered by the Virgin Mobile Licence Agreement or are only licensed on a non-exclusive basis (for example, limited WiFi activities, fixed line services, and production and retailing of handsets (and other devices and accessories)). In addition, other Virgin Group companies may offer or promote their products and services via other mobile communication service providers. The supply of products and services by other companies using the Virgin brands where such products or services are or utilise mobile communication services could lead to direct competition with Virgin Mobile and/or customer confusion that could have a material adverse effect on our business, financial condition and results of operations. For some services not contemplated by the Virgin Mobile Licence Agreement that Virgin Mobile may wish to provide or use in the future, Virgin Mobile will need the prior written consent of VEL to use the Virgin and/or Virgin Mobile names and brands in connection with those services and Virgin Group companies and third parties may be licensed to use those names and brands in connection with similar activities.

Third parties outside the United Kingdom, Ireland, the Isle of Man and the Channel Islands, including in Australia and the US, already offer mobile communications services under the Virgin and Virgin Mobile names and brands and in the future other Virgin Group companies or third parties may also offer mobile communications services outside the United Kingdom, Ireland, the Isle of Man and the Channel Islands, in each case under the Virgin or Virgin Mobile names and brands or similar brands. We are aware that the Virgin Group does explore, and is currently actively exploring, opportunities to exploit the Virgin and Virgin Mobile names and brands in connection with mobile communications services outside the territories in which we are licensed. In the event that we would like to use the Virgin and Virgin Mobile names and brands in other territories, there is no guarantee that such an extension of our right to use those names and brands will be possible. Furthermore, each of those third parties offering mobile communications services outside the territories in which we are licensed under the Virgin or Virgin Mobile names and brands or similar brands may have the right to use the Virgin and Virgin Mobile names and brands within the United Kingdom, Ireland, the Isle of Man and the Channel Islands for the purpose of delivering services (such as advertising and roaming) to its customers in connection with its licensed activities outside the United Kingdom, Ireland, the Isle of Man and the Channel Islands. Consumers may confuse any of these services with services offered by us, and we face the risk that actions by Virgin, other Virgin Group companies or third parties (including, but not limited to, those offering communications services) may have a material adverse impact on our image and reputation and the value of our name and brand.

VEL has trade mark applications and registrations in the United Kingdom and Ireland and a community trade mark covering the European Union. We cannot give any assurance that pending applications will be granted or existing registrations renewed, and we cannot give any assurance that any existing or newly obtained registration or other protection sought by VEL will provide

adequate protection against unauthorised use of the Virgin and Virgin Mobile brands. The unauthorised use by third parties of the Virgin or Virgin Mobile brands could have a negative impact on our brand.

One of our obligations is an undertaking to use the Virgin name for the term of the Virgin Mobile Licence Agreement in relation to the provision of services representing a substantial part of any one of the exclusively licensed mobile radio telecommunications services unless the use of the Virgin name is likely to harm our business. This may restrict our ability, to some degree, to operate our businesses other than under the Virgin brand.

We could suffer from negative publicity related to parties affiliated with us.

We believe that our market position has been enhanced through our affiliation with the Virgin name and signature logo, and with Sir Richard Branson. Sir Richard Branson will be our President from Admission. In the event that Sir Richard Branson or any member of the Virgin Group, or any of its related companies (including those in other countries operating under the Virgin Mobile brand) or officers, or any other entity licensed to use the Virgin name were to suffer from any negative publicity, such publicity could likewise have a material adverse effect on our business and future operations and may affect the goodwill in the Virgin brand or the Virgin Mobile brand.

We may suffer from operational strains associated with rapid growth if not managed properly.

Our turnover and operations may suffer if we do not effectively manage our growth. Our ability to sustain our growth will require continued investment in personnel and operations, as well as effective management of our financial policies and relations with third parties who provide services to us. We cannot give any assurances that we will be able to evaluate effectively the relevant risks associated with our growth or that we will be able to implement timely enhancements to our operations. For example, the management information system that we used to extract customers' usage information reached capacity in September 2003. For a discussion of this, see "We rely on our network service provider to supply us with customer and customers' usage information, and our calculation of operating data is subject to limitations and will change" below in this Part I: Risk Factors. To date we have updated our systems and increased their capacity on an incremental basis and we intend to undertake a strategic review of our long-term systems requirements, including capacity requirements, as a matter of priority with a view to developing a strategic long-term plan in relation to systems requirements. Also, if we were to expand internationally, we cannot give any assurance that we will have adequate resources to handle the costs and risks associated with this expansion. Any inability to manage our growth successfully could have a material adverse effect on our business, results of operations and turnover.

Our high exposure to the pre-pay market may impact turnover and profitability.

As at 31 March 2004, 95% of our customer base consisted of pre-pay users, which is significantly higher than the UK industry average of approximately 67% (as at 1 April 2004) (Source: Mobile Communications, 27 April 2004 for the UK average). In addition, our post-pay customers (unlike most of the other mobile operators' post-pay users) are not subject to any contractual commitment to us. As a result, we do not have the guaranteed monthly revenue associated with contract payments that other mobile operators receive. We are therefore also relatively more exposed to volatility in customers' short-term usage patterns.

We rely on our network service provider to supply us with customer and customers' usage information, and our calculation of operating data is subject to limitations and will change.

As an MVNO, we rely on our network service provider to supply us with customer and customers' usage information, including information with respect to Inbound Interconnect Revenue (as defined in Part X: Unaudited Pro Forma Financial Information) and outbound interconnect costs. We use this information, together with information from our own systems, to calculate certain operating data, including total customers, active customers, total voice minutes and total SMS messages. Until 29 January 2004, we had limited rights to audit this information. Since 29 January 2004, the TSA gives us audit rights in respect of the information, which we may exercise (subject to certain time and other limitations, including the completion of a dispute

resolution process and use of T-Mobile's own external auditor) should we feel it necessary. However, to date, we have not exercised any such audit rights. While we analyse the data we receive, we do not independently verify the accuracy of such data. As a result, there can be no assurance that the data we receive are accurate.

In connection with the calculation of total customers and active customers, due to the fact that we received MSC payments under our former telecommunications supply agreement rather than Inbound Interconnect Revenue, inbound call data has not been required, and has therefore not been available for each customer and we have not yet completed the implementation of systems to capture such data.

At the end of September 2003, the management information system that we used for extracting individual customer usage information reached capacity. As a result, we have, since that time, been required to make certain assumptions in calculating our total and active customers. See notes (2) and (3) under Part VII: Selected Unaudited Non-Financial Operating Data. We are currently in the process of developing an enhanced management information system, which we expect to become operational in January 2005. Until such time as our enhanced management information system is capable of capturing and storing both inbound and outbound usage in respect of each customer, we will use our billing system to source customer usage information subject to certain adjustments described in the notes to Part VII: Selected Unaudited Non-Financial Operating Data; when the enhanced management information system is fully operational, we will use it for that purpose. Both the billing system and the enhanced management information system will calculate total and active customers in a manner different from the manner currently in place and are likely to produce different total and active customer numbers. Such differences will also affect other operating data, such as ARPU, that are linked to total or active customer numbers.

Changes to our reported operating data as a result of changes in methods of calculation would not affect our revenues, as they do not reflect changes in our customers or their usage of our network. However, such changes, or a perception that our operating data are unreliable, could lead investors to change their estimation of the value of our business, which could affect demand for and supply of our Ordinary Shares and could therefore have a negative impact on the market price for our Ordinary Shares.

To service our debt, we will require a significant amount of cash; our ability to generate cash depends on many factors beyond our control.

As a result of the incurrence of borrowings under the New Credit Facility, we will have a significant amount of debt outstanding. Following the initial drawdowns under the New Credit Facility, we will have approximately £330.0 million of total debt outstanding on or before Admission and £20.0 million of unused borrowing capacity under the New Credit Facility. See Part XI: Unaudited Pro Forma Statement of Net Assets and Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources—Funding sources and working capital. Our ability to make payments on, and to refinance our debt, will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive and other factors that are beyond our control.

We cannot provide assurances that our business will generate sufficient cash flow from operations, particularly if the turnover we are able to generate for our services is lower than anticipated, or that future borrowings will be available to us in an amount sufficient to enable us to make required payments on, and redemptions of, our debt or to fund our other liquidity needs.

We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of such debt on commercially reasonable terms or at all, which could have a material adverse effect on our business.

The continuing interest of the Virgin Group in our Ordinary Shares has certain tax and operating implications.

Virgin's holding of Ordinary Shares is expected to result in the Group being part of the Virgin Group for the purposes of the substantial shareholding exemption from the taxation of

chargeable gains (the **substantial shareholdings exemption**). For so long as this remains the case, the tax treatment of certain disposals of shares by a member of the Group may be affected by the combined attributes of the Virgin Group and the Group for the purposes of the substantial shareholdings exemption.

In addition, under the Relationship Agreement (discussed further below under Part III: Industry and Business—Relationship with Virgin Group—Relationship Agreement), if after Admission we intend to allot, issue or grant Ordinary Shares, rights to subscribe or other instruments, we will be required (subject, from the date of our first annual general meeting after Admission, to obtaining the necessary shareholder approvals in accordance with the Listing Rules) to offer participation rights to Sir Richard Branson, VGIL, BIUK or their associates to the extent necessary for BIUK to satisfy certain thresholds of ownership in the Group for certain tax purposes, for as long as BIUK holds more than 50% of our Ordinary Shares.

The interests of our controlling shareholder may not always coincide with our interests or the interests of our other shareholders.

At Admission, assuming that no Ordinary Shares are acquired pursuant to the Over-allotment Arrangements and subject to the stock loan arrangements referred to in Part II: The Global Offer—Stabilisation and Over-allotment Arrangements, BIUK will hold approximately 74% of our Ordinary Shares. As a result, BIUK will have the voting majority necessary to block or adopt certain resolutions of general shareholders, including those concerning the election of members to our Board of Directors and the distribution of dividends. BIUK will therefore be able to exercise considerable influence over us, although it and other members of the Virgin Group, together with Sir Richard Branson, have agreed, for so long as they are a controlling shareholder for the purposes of the Listing Rules, not to take any action which precludes or inhibits us from carrying on our business independently of them. See Part III: Industry and Business—Relationship with Virgin Group—Relationship Agreement. The Relationship Agreement also provides Virgin with certain anti-dilution rights, as described above.

The concentration of ownership (as well as certain termination provisions of the TSA and the Virgin Mobile Licence Agreement) may have the effect of delaying or deterring offers by third parties to purchase some or all of the outstanding Ordinary Shares or otherwise to bid for ownership of us. Such delay or deterrence could deprive holders of our Ordinary Shares of opportunities to receive a premium for their Ordinary Shares as part of a sale of the Company, and that possibility may prospectively have a negative effect on the market price for our Ordinary Shares.

Further, although BIUK has agreed not to dispose of any of its holding of Ordinary Shares for a period of 210 days from the date of the Underwriting and Sponsors' Agreement subject to certain exceptions (see Part II: The Global Offer—Lock-up Arrangements and paragraph 13 under Part XII: Additional Information), the Virgin Group may subsequently sell all or part of its holding of Ordinary Shares. Such a sale could result in an excess supply of Ordinary Shares in the market, which would in turn negatively impact the market price for our Ordinary Shares. If the Virgin Group were to sell any of its holding of Ordinary Shares, it may prefer to sell a larger shareholding rather than a smaller one due to the possible impact of the sale on the future availability of the substantial shareholdings exemption. In addition, the Virgin Group might in any event decide to sell a larger holding for reasons other than tax planning.

Although we currently enjoy and anticipate a strong relationship with the Virgin Group, our business goals and those of Virgin may not always coincide. The business activities and strategies of Virgin, or future developments in the mobile communications industry, may result in conflicts of interest or lead to competition between us. For so long as the Virgin Group and/or Sir Richard Branson and/or their associates are a controlling shareholder of us, each of Sir Richard Branson, VGIL and BIUK has agreed to conduct (and has agreed to procure, so far as they are legally able, that their associates will conduct) all transactions and relationships with us on arm's length terms and on a normal commercial basis, and has agreed to certain constraints on his or its ability to carry on businesses that compete with our "core services" for a period of three years from Admission, although there can be no assurance that in future there will not be other potential areas of competition between us and the Virgin Group. Following the three year period in which Sir Richard Branson, VGIL and BIUK have agreed not to compete with our "core

services", the Virgin Group will be able to compete with us (although they will not be able to use the Virgin Mobile brand or the Virgin name for activities which have been exclusively licensed under the Virgin Mobile Licence Agreement). See Part III: Industry and Business—Relationship with Virgin Group.

The loss of key senior personnel could adversely impact our results of operations.

Our performance depends significantly on the efforts and expertise of our key senior personnel. The unexpected loss of the services of one or more of these individuals could have an adverse effect on our business, financial condition and results of operations. There can be no assurance that we will rapidly be able to replace key senior personnel if necessary in the future.

RISKS RELATING TO OUR INDUSTRY

The success of our operations will depend on our ability to attract and retain customers.

The growth of our customer base is increasingly vulnerable to market saturation and may be significantly lower than in past years. Market penetration rates in the United Kingdom are among the highest in western Europe. This may limit our ability to attract new customers.

Although historically our churn rate has been low compared to the industry average churn levels, we can give no assurances that this will remain the case. Changes in the competitive environment may draw our customers elsewhere. In addition, our rapid growth has the effect of reducing our churn rate expressed as a percentage of our customer base, and our churn rate is therefore likely to increase as our business matures and if our growth rate (relative to the size of our customer base) slows. Furthermore, our goal of increasing our subscriber base may be adversely affected by our competitors' success in retaining subscribers. If other mobile operators in our market improve their ability to retain subscribers and thereby lower their churn levels, it will become more difficult for us to grow our customer base, and the cost to us of acquiring new customers could rise.

In addition, our performance may be affected by the size and usage trends of our customer base (such as the current industry shift from voice to non-voice usage). These trends may in turn be affected by dealer commissions and related costs of attracting new customers, the prices of handsets, the competitiveness of our tariffs, the competitiveness of alternative services, developments in the UK mobile market and general macroeconomic conditions, many of which are outside our control.

Increased competition may reduce our market share, turnover and profitability.

Increased competition has led to declines in the prices we charge for our services and may lead to further price declines in the future, which may negatively affect turnover growth and profitability. Furthermore, as a result of our supply contract terms, such as the TSA for the provision of mobile network services and other agreements with our suppliers, we may have less flexibility than our competitors to control certain aspects of our cost structure in the event that prices decline. A period of price competition could adversely affect our business, financial condition and results of operations.

We face the possibility that competition will intensify with the entry of new MVNOs or re-sellers that may be attracted by the low capital intensity of such business models and other low barriers to entry. In addition, we face the possibility in the future of competition from operators who offer converged propositions incorporating, for example, both fixed and mobile services.

Furthermore, some of our existing or potential competitors may have substantially greater capital resources than we do. Heightened competition could lead to a decrease in the rate at which we add new customers, an increase in our churn rate, and a decrease in the size of our market share as subscribers choose to receive services from other providers. There can be no assurance that our churn rate will not increase. An increase in our churn rate could adversely affect profitability because we may experience lower turnover and increased acquisition costs to replace customers.

Competition from alternative technologies may reduce our turnover and profitability.

We may face competition from communications technologies that are under development or that will be developed in the future, including wireless technologies and private and radio-shared networks. As a result of current trends in the telecommunications industry in the United Kingdom, such as the rapid convergence of technologies, we expect there to be further technological advances. Alternative technologies may develop for the provision of services to customers that may provide mobile services or alternative services that are superior, cheaper or otherwise more attractive than those available from us. Failure to compete adequately in a cost-effective manner could result in a reduction in our customer base and could have a material adverse effect on our business, financial condition and results of operations.

Significant technological changes in the mobile communications industry could materially adversely affect us.

The mobile communications industry is experiencing significant technological changes, including an increasing pace of change in existing digital mobile systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, changes in end-user needs and preferences and the increased importance of data and broadband-based services. We may not be able to acquire future services and technologies from T-Mobile or other third parties, or to develop alternative solutions ourselves, in a timely manner or on terms that are as economically attractive or cost-effective. We also cannot be certain that the Virgin Mobile Licence Agreement has sufficiently or accurately contemplated all new developments and technologies. The need to address technological developments and any inability to secure future technologies and services on a cost-effective basis could result in a reduction in our customer base and could have a material adverse effect on our business, financial condition and results of operations.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

We must comply with an extensive range of requirements that regulate and supervise the licensing, provision and operation of our services. If we fail to comply with our regulatory obligations, the ultimate regulatory sanction is suspension of the right to provide services, which would prevent us from carrying on our business.

Third parties on whom we depend, such as providers of mobile network services, are also required to comply with these and additional regulatory requirements. If these third parties fail to comply with their own regulatory obligations, their rights to operate networks and provide services are also capable of being suspended or otherwise affected adversely. In these circumstances, if we are unable to migrate sufficiently quickly and successfully to alternative suppliers, we will be unable to provide our services. Even if we are able to migrate to alternative suppliers, such a migration could have a material adverse impact on our business or results of operations.

Furthermore, there are agencies which regulate and supervise the allocation of radio frequency spectrum, the provision of electronic communications networks, services and associated facilities, and which monitor and enforce competition laws which apply to the mobile communications industry. Decisions by OFCOM, the UK regulator, regarding the granting, revocation, amendment, suspension or renewal of licences or authorisations could adversely affect our future operations, profitability and financial condition.

The requirements of the UK regulatory regime can affect the tariffs we may charge for our services, and the turnover we receive from our customers' use of their phones. Following a regulatory process which started in 2001, all of the UK mobile network operators were required in 2003 to make reductions to the charges they levy on other operators for terminating calls on their networks. Following a comprehensive review of the wholesale mobile voice call termination market, OFCOM decided in June 2004 to impose further significant reductions in wholesale mobile voice communication termination charges for the period September 2004 to March 2006. OFCOM's decision on mobile call termination charges represents, as at June 2004, a further reduction of approximately 33.4% in T-Mobile's average termination charges. The regulator will

review market conditions and the need for regulation or other alternatives again in 2006 and may decide at that time to continue or increase these price controls, or to impose an alternative remedy. The regulatory process is described in more detail in Part IV: Regulation. The requirement to reduce these charges will, in turn, directly reduce the turnover we receive from calls made to our subscribers by the same percentage. Because our entire customer base is non-contract (unlike our competitors, who receive monthly recurring contract payments), inbound revenue constitutes a disproportionately high percentage of our turnover. Therefore, changes in inbound call termination charges may have a greater impact on us than on our competitors.

Regulators also have powers to control the charges we make to our customers. For example, in 2000, the European Commission began the second phase of an enquiry into roaming charges for mobile calls made abroad. The Commission has not made any public statement on this enquiry since 2001, but it has also not concluded the enquiry. It is possible that the Commission will find that the level of roaming charges is uncompetitively high and then require a reduction in roaming charges. This would decrease the turnover we will be able to generate from our customers using their phones outside the United Kingdom and decrease our profitability. The details of this enquiry are described in Part IV: Regulation.

Alleged health risks associated with mobile telecommunications could lead to decreased usage of our services and products and potential liability.

Public concern about the perceived health risks of mobile communications could have a detrimental impact on our business by casting our services or products in a negative light, making it difficult to retain or attract customers, or reducing usage per customer of all or certain of our services. Although a government-commissioned report published in January 2004 concluded that the current evidence does not establish adverse health effects from mobile phone emissions that are below guideline levels, it did state that the published research to date has limitations and particularly that there has been little research into exposure during childhood. See Part IV: Regulation—Mobile phones and health. It also noted that since mobile phones have only been in widespread use for a relatively short time, continued research is needed. We cannot provide assurances that further medical research and studies will not establish a link between the radio frequency emissions of mobile handsets and/or base stations and these health concerns. Government authorities could increase regulation of mobile handsets and base stations as a result of these health concerns. As a result of developments in the UK insurance market, only limited insurance coverage is generally available on commercially reasonable terms to cover such potential liabilities and such coverage may not be available in the future; as a result, we may choose not to (or may not be able to) purchase any such insurance or, if we do purchase such insurance, our protection thereunder is likely to be limited. If the health risks discussed above were to materialise, actual costs or damages could be significantly in excess of any limited insurance protection that we may have. Mobile network operators, as well as mobile communications service providers such as ourselves, could be held liable for the costs or damages associated with these concerns. This could have a material adverse effect on our business, financial condition and results of operations.

We may become regulated as a provider of e-money.

The EU has passed legislation (Directive 2000/46/EC) (the **E-Money Directive**), one of the aims of which is to harmonise national regulation of the issue of electronic money (**e-money**). This legislation has been implemented in the United Kingdom, and the European Commission and the relevant UK regulator (the Financial Services Authority, or **FSA**) have both consulted on the application of this legislation to pre-pay telephony (in particular mobile services). In the United Kingdom, issuers of e-money above a certain value are required to be authorised by the FSA. Issuance of e-money without authorisation is a criminal offence under FSMA, and agreements made in contravention of the requirement to be authorised may be unenforceable. Consultation papers published by the FSA have suggested that the FSA may interpret the use of pre-pay airtime in some circumstances to buy goods and services as the use of e-money, so that the provider of pre-pay airtime becomes an issuer of e-money. The detailed background of the FSA's consultation, and a separate consultation by the European Commission, are discussed in Part IV: Regulation.

There is currently uncertainty in this area, but if services we currently provide, or provide in future, are classified as e-money under the E-Money Directive, we will be required to become regulated as an "electronic money institution" in order to issue e-money, which would impose specific regulation on our management and capital requirements, including as to the use to which pre-payments may be put. This could in turn adversely affect our performance. If we are unable to comply with these requirements, we could be subject to criminal sanctions and monetary penalties under FSMA, including for historic activities.

RISKS RELATING TO THE GLOBAL OFFER

An active trading market for our Ordinary Shares may not develop and the market price of Ordinary Shares may fluctuate.

Although trading on the London Stock Exchange is expected to commence on 26 July 2004, an active trading market for our Ordinary Shares may not develop or, if developed, may not be sustained following the closing of the Global Offer. We also cannot give any assurances regarding the liquidity or the future trading price of any of our Ordinary Shares. The Offer Price has been agreed among the Joint Global Co-ordinators and Joint Bookrunners, the Selling Shareholder and us, and may not be indicative of the market price for Ordinary Shares following Admission.

The market price of our Ordinary Shares may fluctuate substantially due to a number of factors, including, but not limited to, regulatory changes and other events in the mobile communications industry, our operating results, changes in our management team and key personnel, legal proceedings, business developments relating to us or our competitors, or general market volatility. Stock markets from time to time experience significant price and volume fluctuations that affect the market prices for securities and that may be unrelated to our performance or business prospects. Furthermore, our operating results and business developments may from time to time be below the expectations of market analysts and investors. Any of the foregoing factors could result in a decline in the market price for our Ordinary Shares.

Our ability to pay dividends is limited by law and is a function of our profitability.

As a matter of law, we can only pay cash dividends to the extent that we have distributable reserves and cash resources available for this purpose which, in turn, is dependent on our ability to receive funds for such purposes, directly or indirectly, from VMTL, our principal operating subsidiary. Our ability to pay dividends to shareholders is therefore a function of our profitability. As at 31 March 2004, we had no distributable reserves and VMTL had a debit balance of £80,564,353 on its profit and loss account reserve. Whilst VMTL has passed a resolution to reduce its share premium account and has applied to the Court for an order confirming the reduction with a view to eliminating its negative distributable reserves, we cannot provide any assurance that such application will be successful. If it is not successful we will not be able to pay dividends on our Ordinary Shares.

For a discussion of our dividend policy, see Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations—Dividend Policy. For a discussion of limitations on our ability to pay dividends, see paragraph 23 under Part XII: Additional Information.

US and other non-UK holders of Ordinary Shares may not be able to exercise pre-emption rights.

In the case of an increase in our issued share capital, shareholders have certain statutory pre-emption rights unless those rights are disapplied by a special resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict our ability to allow participation by shareholders in such jurisdictions in any future issue of Ordinary Shares carried out on a pre-emptive basis.

In particular, US holders of our Ordinary Shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available thereunder. No assurance can be given that any registration statement would be filed or that any such exemption would be available so as to enable the exercise of such holders' pre-emption rights.

PART II THE GLOBAL OFFER

SHARES SUBJECT TO THE GLOBAL OFFER

The Selling Shareholder will offer 62,500,000 Ordinary Shares (representing 25 per cent. of the Company's issued ordinary share capital on Admission) under the Global Offer.

In addition, 6,250,000 Ordinary Shares are being made available by the Selling Shareholder pursuant to the Over-allotment Arrangements described below.

The Company will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder.

THE GLOBAL OFFER

Under the Global Offer, the Ordinary Shares will be sold to certain institutional and professional investors in the United Kingdom and elsewhere outside the United States in reliance on Regulation S and to QIBs in the United States in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The distribution of this document and the offer and sale of the Ordinary Shares are subject to the restrictions set out in paragraph 14 under Part XII: Additional Information.

The Global Offer is not being made to members of the public in the United Kingdom or elsewhere.

Immediately following Admission, it is expected that approximately 25 per cent. of the Ordinary Shares will be in public hands, assuming no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements (increasing to 27.5 per cent. if the maximum number of Over-allotment Shares is acquired pursuant to the Over-allotment Arrangements).

UNDERWRITING AND ALLOCATION

The Ordinary Shares allocated in the Global Offer have been underwritten, subject to certain conditions, by the Underwriters. Allocations will be determined at the discretion of the Underwriters after indications of interest from prospective investors have been received.

All Ordinary Shares sold pursuant to the Global Offer will be sold at the Offer Price. It is expected that Admission will take place and unconditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 26 July 2004. Prior to that time, it is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8.00 a.m. (London time) on 21 July 2004. The earliest date for settlement of such dealings will be 26 July 2004. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be on a "conditional basis", will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned. These dates and times may be changed. **If the Global Offer does not become unconditional, all such dealings will be of no effect.**

It is expected that Ordinary Shares allocated to investors in the Global Offer will be delivered in uncertificated form and settlement will take place through CREST on Admission. No temporary documents of title will be issued.

The Company, the Directors, the Selling Shareholder, VGIL, the Underwriters and the Joint Sponsors have entered into the Underwriting and Sponsors' Agreement pursuant to, and on the terms of which, subject to certain conditions, the Underwriters have severally agreed to procure purchasers for (or, failing which, purchase themselves) the Ordinary Shares to be sold by the Selling Shareholder pursuant to the Global Offer.

Further details of the terms of the Underwriting and Sponsors' Agreement are set out in paragraph 13 under Part XII: Additional Information.

STABILISATION AND OVER-ALLOTMENT ARRANGEMENTS

In connection with the Global Offer, the Stabilising Manager, acting as principal, has entered into the Over-allotment Arrangements with the Selling Shareholder, pursuant to which the Stabilising Manager may acquire, or procure acquirers for, up to 6,250,000 Over-allotment Shares at the Offer Price for the purpose of allowing the Stabilising Manager to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation

transactions. The Over-allotment Shares made available pursuant to the Over-allotment Arrangements will be issued on the same terms and conditions and will rank *pari passu* with the Ordinary Shares, including for all dividends and other distributions declared, made or paid on Ordinary Shares and will form a single class for all purposes with the Ordinary Shares.

In connection with the Global Offer, the Stabilising Manager or its affiliates may over-allot or effect other transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail for a limited period after the Offer Price is announced. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise. There is no obligation on the Stabilising Manager or any of its affiliates to undertake stabilisation transactions. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law or regulation, the Stabilising Manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

For a discussion of certain stock lending arrangements in connection with the Over-allotment Arrangements, see paragraph 13 under Part XII: Additional Information.

CREST

Settlement and payment for Ordinary Shares in the Global Offer will take place in CREST.

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The articles of association of the Company permit the holding of Ordinary Shares under the CREST system. The Company has applied for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Investors applying for Ordinary Shares under the Global Offer may, however, elect to receive Ordinary Shares in uncertificated form if they are a system member (as defined in the CREST Regulations) in relation to CREST.

LOCK-UP ARRANGEMENTS

Each of the Selling Shareholder, the Company and each Director has agreed to certain lock-up arrangements.

The Selling Shareholder and the Company have entered into lock-up arrangements pursuant to the Underwriting and Sponsors' Agreement. The Company has agreed not to issue, and the Selling Shareholder has agreed not to dispose of, any Ordinary Shares for a period of 210 days from the date of the Underwriting and Sponsors' Agreement (subject to certain exceptions, including when the Joint Sponsors and the Joint Global Co-ordinators have given their consent to the issue or sale, as the case may be).

Each of the Directors has also entered into lock-up arrangements pursuant to the Underwriting and Sponsors' Agreement. Each of the Directors has agreed not to dispose of any Ordinary Shares for a period of 365 days from the date of the Underwriting and Sponsors' Agreement (subject to certain exceptions, including when the Joint Sponsors and Joint Global Co-ordinators have given their consent to the sale).

For further details of these lock-up arrangements, see paragraph 13 of Part XII: Additional Information.

PART III INDUSTRY AND BUSINESS

INDUSTRY

UK MOBILE COMMUNICATIONS MARKET

With 53.9 million subscribers, the United Kingdom is the third largest western European mobile communications market in terms of the number of subscribers after Germany and Italy, which have 63.3 million and 55.9 million subscribers, respectively, as at 1 April 2004 (Source: Mobile Communications, 27 April 2004). In terms of service revenues, the UK mobile communications market was the second largest in western Europe, based on information available as of December 2002, with £11.1 billion compared to £12.5 billion and £10.2 billion for Germany and Italy, respectively (Source: European Information Technology Observatory, 2003).

The United Kingdom has a mobile penetration rate (the number of subscriptions as a percentage of total population) of 90.3%, which is higher than the western European average of 85.8% but lower than (among others) the mobile penetration rates in Italy, Luxembourg, Portugal and Sweden of 97.3%, 125.8%, 100.0% and 99.5% respectively, as at 1 April 2004 (Source: Mobile Communications, 27 April 2004). High penetration rates reflect the possibility of people having more than one mobile phone or SIM card.

Types of Mobile Communication Providers

Mobile communications are provided in the United Kingdom by two broad categories of service providers: mobile network operators (**MNOs**), which hold licences to use radio frequency spectrum and operate full mobile communications networks, including base stations, switching centres and home location registers; and non-network operators, including mobile virtual network operators (**MVNOs**) which do not operate a physical mobile network but which can access the mobile network of one or more MNOs to provide mobile communications services to their subscribers. A typical MVNO provides mobile communications services, including a SIM card and, in most cases, a handset, to a subscriber under its own brand and has full control over pricing as well as the services it provides to its subscribers, including customer care and billing. There are also re-sellers who sell the products and services of MNOs.

Pre-pay and post-pay contract methods of payment

Pre-pay and post-pay contract are the two basic payment methods offered by mobile communications providers. The pre-pay model is typically characterised by having no minimum-term contract, no monthly fee and limited subsidies for mobile handsets. The pre-pay model is currently the most widely used payment method in the UK mobile communications market, accounting for approximately 67% of mobile subscribers as at 1 April 2004 (Source: Mobile Communications, 27 April 2004). The post-pay contract model is typically characterised by having a minimum-term contract with monthly line rental fees, a monthly bill in arrears for usage and services and generally larger handset subsidies. Approximately 33% of UK subscribers were on post-pay contract plans as at 1 April 2004 (Source: Mobile Communications, 27 April 2004). Although the majority of subscribers using post-pay contract models have a minimum-term contract, some providers' post-pay contract models do not require a minimum term. In post-pay models without a minimum term, the subscriber typically pays a monthly bill in arrears for usage and services, but pays no line rental charge.

User churn

The churn levels of mobile communications providers varies due to a number of factors such as customer loyalty, quality of customer service, changes in technology, offers for products and services generally, network quality and methods of calculation. O_2 and Vodafone reported blended (pre-pay and post-pay) churn levels in the United Kingdom of 30% and 29.6% respectively for the year ended 31 March 2004. T-Mobile and Orange reported blended churn levels in the United Kingdom of 34.8% and 22.6% respectively for the year ended 31 December 2003. We believe that the majority of mobile users who voluntarily disconnect from one mobile communications provider reconnect to another and thus despite the existing high penetration rate in the UK mobile communications market, churn provides a potential growth opportunity for a mobile communications provider.

Voice and non-voice services

Voice services accounted for approximately 85% of total mobile communications services revenues in the United Kingdom in 2002 and are expected to continue to represent the major source of revenue within the mobile communications industry (Source: Gartner Dataquest, March 2003). Total usage of mobile communications services has been increasing. We believe this trend will continue as some subscribers switch from fixed-line phones to mobile phones and as they grow more attached to using mobile communications services.

Non-voice services, which include data services such as SMS, downloadable games and ring-tones, accounted for approximately 15% of total mobile communications service revenue in the United Kingdom in 2002 (Source: Gartner Dataquest, March 2003). SMS has historically accounted for substantially all revenues from non-voice services, although downloadable games and ring-tones and other non-voice services are further contributing to the growth in non-voice services. Non-voice products and services have been showing higher growth rates than voice services in the past five years due, we believe, to the increasing quality of non-voice services and products. We believe this trend will continue, with the development of more sophisticated handsets and new applications including music, gaming, internet access services, location-based services and more advanced messaging services, such as multi-media messaging.

UMTS (3G) technology is expected to be a further catalyst for the growth of non-voice services and products. 3G technology provides a platform for new services such as video telephony and video messaging and other services that benefit from the availability of higher bandwidth.

MAJOR MOBILE COMMUNICATIONS PROVIDERS IN THE UNITED KINGDOM

The UK mobile communications market is highly competitive. As at 1 April 2004, the MNOs were: T-Mobile (which is a subsidiary of Deutsche Telekom), with 13.8 million subscribers and a 25.5% market share (including Virgin Mobile customers); Orange (which is a subsidiary of France Telecom), with 13.7 million subscribers and a 25.5% market share; O_2 (which is the brand name of mmO_2 plc), with 13.2 million subscribers and a 24.6% market share; Vodafone, with 12.8 million subscribers and a 23.7% market share; and 3 (which is the brand name of Hutchison 3G UK Limited, a subsidiary of Hutchison Whampoa), with 0.4 million subscribers and a 0.7% market share (Source: Mobile Communications, 27 April 2004). The above market share numbers include the subscribers of MVNOs and re-sellers who use the respective networks of the above MNOs. We are the largest non-network operator, with approximately 4.0 million customers as at 1 April 2004 out of a total market of 53.9 million (Source: Mobile Communications, 27 April 2004 for total UK market size). While operators report subscriber numbers calculated using different methodologies, we believe our market share of customers as at 1 April 2004 was approximately 7% based upon our reported total customers as a percentage of the total market of 53.9 million.

BUSINESS

COMPANY OVERVIEW

We are a major provider of mobile communications services within the United Kingdom, having acquired approximately 4.1 million customers as at 31 May 2004. As at 1 April 2004, we had approximately 4.0 million customers out of a total market of 53.9 million (Source: Mobile Communications 27 April 2004 for total UK market size). While operators report subscriber numbers calculated using different methodologies, we believe our market share of customers as at 1 April 2004 was approximately 7% based upon our reported total customers as a percentage of the total market of 53.9 million. As at 31 March 2004, 95% of our customer base consisted of pre-pay customers and the remainder consisted of non-contract post-pay customers. For a discussion of the differences between pre-pay and post-pay, see —Industry—UK Mobile Communications Market. Our customer activity level, measured on a 90-day rolling basis, was 81.8% as at 31 March 2004.

We launched our operations as a mobile virtual network operator in November 1999. As we are an MVNO (providing a broad range of mobile communications services to our customers), we have the ability to negotiate network agreements with one or more of the mobile network operators (**MNOs**). We currently provide services to our customers utilising T-Mobile's network. These arrangements are governed by the TSA (which is our non-exclusive, minimum ten year term, telecommunications supply agreement with T-Mobile). See —Our TSA with T-Mobile.

Since our inception, we have achieved a number of significant milestones. Within a year of our launch, we had over 500,000 customers, and by June 2001 we had over one million customers, making us the fastest-growing major UK mobile communications provider to have achieved that milestone to date. In the twelve months ended 31 March 2004, we were the fastest growing mobile communications provider in the United Kingdom, with approximately 1.3 million net customer additions, representing approximately 26% of net customer additions in the United Kingdom during this period (Source: Operators' reported figures).

We market our services and products under the Virgin Mobile brand, which benefits from the strength of the Virgin brand. We believe that the Virgin brand has a broad appeal among the UK population; according to HPI Research commissioned by Virgin, as at 10 December 2003, Virgin was the fifth most admired brand in the United Kingdom. Since 1999, we have developed the Virgin Mobile brand into a distinct and established brand in the United Kingdom. For details of the licence under which we use the Virgin and Virgin Mobile brands, see —Relationship with Virgin Group—Trade Mark Licence Arrangements.

For the twelve months ended 31 March 2004, we generated turnover of £487.6 million, EBITDA of £91.3 million and an operating profit of £75.8 million. For the same period, we had an operating free cash flow margin of 18.2% (the basis for this calculation is shown in Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations). As we are an MVNO and utilise an MNO's network, we incur relatively low capital expenditure in comparison to the other major mobile communications providers in the United Kingdom. Accordingly, we believe we are positioned to achieve one of the highest returns on capital employed within the UK mobile communications services industry. We had an 80.0% return on capital employed for the year ended 31 December 2003.

We offer a broad range of mobile communications products and services, such as mobile voice and non-voice services (including SMS and entertainment services, such as games, information and music services) and international roaming. In addition, we recently launched picture messaging (MMS) and plan to offer further GPRS (2.5G) services by the end of 2004 and expect to be able to offer 3G services thereafter, subject to our evaluation of market readiness and economic desirability. We offer our products and services through approximately 5,000 third party sales outlets in the United Kingdom, including approximately 1,000 specialist shops, and our Virgin Megastore concessions, as well as through a wide range of general retailers, the internet and our customer care centres.

We believe that our brand, our customer proposition (i.e. the services and experience we provide to our customers) and our high level of customer care differentiate us from other UK mobile communications providers. This is illustrated by the number of consumer awards we have won, including Best Prepay Package and Best Customer Service by Mobile Choice magazine for each

of the past three years, as well as the high levels of customer satisfaction that we have achieved. In May 2004, Virgin Mobile customers were the most satisfied pre-pay customers of the main mobile communications providers in the United Kingdom, according to an independent study by researchers J.D. Power and Associates, which ranked Virgin Mobile as the "number one pre-pay mobile telephone service for customer satisfaction in the UK". As well as being leader in overall customer satisfaction, Virgin Mobile was also ranked number one in four out of the six pre-pay categories surveyed. These categories were: customer service; cost of service; handsets and offerings/promotions. An internal survey undertaken in November 2003 indicated that 91% of our customers would definitely or probably recommend us to others. In addition, we were recognised in 2003 by OFTEL as having the lowest number of complaints per subscriber of any major mobile communications services provider in the United Kingdom.

We started as a joint venture between Virgin and T-Mobile. In January 2004, in connection with the settlement of various disputes involving VMTL, T-Mobile and certain Virgin Group companies, as more particularly described in paragraph 22 under Part XII: Additional Information, Virgin acquired from T-Mobile all of the shares that T-Mobile owned in VMTL. Virgin currently owns approximately 98% of the issued share capital in the Company, with the balance being owned by three Directors, by the trustee of a trust in which another Director has an interest and by a member of the Group's senior management team.

STRENGTHS

We believe that the following key strengths help to differentiate us from our competitors and enhance our position as a major provider of mobile communications services in the United Kingdom:

Differentiated approach to market, offering strong growth potential

We believe we are well positioned to deliver strong growth rates in customer base, turnover and cashflow due to our philosophy of challenging market convention and focusing on customers, our strong brand positioning, our simple and compelling customer proposition, our design-led irreverent style, our broad distribution network and our strong management team. All of these factors are reflected in our differentiated approach to the market.

The key sources of growth for us will be subscribers from other networks churning to become our customers, people who are purchasing their first mobile phone with us and an increasing trend of mobile phone users purchasing another SIM card to give them a choice of service provider. Although the UK mobile communications services market is characterised by high penetration rates, we believe that churning subscribers provide us with a growth opportunity. We believe approximately 25% of all mobile subscribers in the United Kingdom churn each year which, in 2003, we believe equated to approximately 14 million subscribers. This annual churning of the market represents the primary source of future growth for us. In addition, our focus on our target market means we are well positioned to attract young people who are purchasing their first mobile phone.

Business model that requires low capital investment and generates high cash conversion

We are the only major mobile communications provider in the United Kingdom that does not operate its own physical network. As the operator of a virtual network rather than a physical network, our capital investment requirements are modest when compared to those of the MNOs, and generally we pay for these services on a usage basis, thus freeing us from the significant capital investment required to build and maintain a network and deploy services. We had an 80.0% return on capital employed for the year ended 31 December 2003. By utilising T-Mobile's infrastructure, we minimise our investment risk from network or service development and are less exposed to the requirement to make significant capital investment needed to implement any future changes in network or service technology. The capital that we do invest is almost entirely related to enhancements to our computer systems in order to support growth, improve operational efficiencies and enhance our customer proposition. For more information on the TSA, see —Our TSA with T-Mobile below.

Our modest capital investment model enables a majority of our cashflow from operating activities to be available to service finance, pay dividends or enable strategic investments. This

high conversion of cashflow from operating activities to cash further differentiates our business model from that of MNOs.

Strong brand

We benefit from the strength of the Virgin brand, which, as at 10 December 2003, was the fifth most admired brand in the United Kingdom (equal first most admired by men and eighth most admired by women) (Source: HPI Research, commissioned by Virgin). We believe that the use of the Virgin brand has assisted the growth and level of our brand recognition within the United Kingdom. The Virgin brand values are value for money, good quality, innovation, fun, a sense of competitive challenge, brilliant customer service and being the consumer champion. We believe that in the years since our inception these values have become associated with Virgin Mobile as well. The Virgin brand has a heritage that includes music and entertainment as well as travel and financial services, and we believe that this may help the Virgin Mobile brand in promoting new services in the future.

The Virgin Mobile brand values are honesty, transparency, respect, flexibility, entertaining and fun, challenging convention, simple and easy, and being 100% human. The Virgin Mobile brand is reflected in our entrepreneurial culture, our customer proposition and our differentiated approach to the market. In particular, we believe the Virgin Mobile brand has broad appeal within our target market of 16 to 34-year-olds. We believe our sustainable brand values resonate with our customers and provide a competitive advantage.

Award-winning customer focus

Being attentive to the needs of our customers as the consumer champion is at the heart of everything we seek to do. In responding to our customers' needs, we seek to challenge market convention. For example, we eliminated the distinction between peak and off-peak usage and tariffs, we were the first mobile communications provider in the United Kingdom to offer a daily declining tariff, we offer many free value-added services, and we were the first mobile communications provider in the United Kingdom to offer text messaging between its customers for 3p per message. We offer one of the broadest ranges of phones available to pre-pay customers and user friendly and effective customer service through our call centres. As a result of our emphasis on customer service, we consistently rate highly in customer satisfaction surveys, and we have won the Best Customer Service award from Mobile Choice magazine for each of the past three years.

In May 2004, Virgin Mobile customers were the most satisfied pre-pay customers of the main mobile communications providers in the United Kingdom, according to an independent study by researchers J.D. Power and Associates, which ranked Virgin Mobile as the "number one pre-pay mobile telephone service for customer satisfaction in the UK". As well as being leader in overall customer satisfaction, Virgin Mobile was also ranked number one in four out of the six pre-pay categories surveyed. These categories were: customer service; cost of service; handsets; and offerings/promotions.

Strong management team with a proven track record

We have a highly experienced management team with a distinguished track record. Our core management team has been in place since our inception in 1999 and has significant experience in the mobile communications, branding and retail industries. Our management team was instrumental in developing and implementing what we believe is a unique, customer-oriented business, which has delivered rapid growth and strong financial results. In addition, we believe we employ a highly motivated and skilled group of individuals with a high degree of job satisfaction, as evidenced by our being named in both 2003 and 2004 as "One of the Top 50 Companies to Work for in the UK" by the *Financial Times*.

STRATEGY

Our aim is to maintain our strong growth and broad recognition as a major customer-focused mobile communications provider by leveraging our brand and differentiated approach to market. To achieve this we aim to:

Maintain strong growth in our customer base

We have increased our customer base by 0.8 million, 0.9 million and 1.3 million net customer additions for the years ended 31 December 2001, 2002 and 2003, respectively. We have expanded our market share in the United Kingdom from 3.1% to 4.7% to 6.8% during that time (Source: Operators' reported figures). We believe that our differentiated approach to market and strong brand have been instrumental in our growth and that churn in the industry underpins our growth potential. We intend to continue to grow our market share by leveraging our brand and customer proposition to retain our existing customers and attract new customers. We believe that the best way to retain our existing customers is to maintain our appeal through development of our customer proposition and to stay true to our brand values. We endeavour to maintain and expand existing retention initiatives and we aim to launch a handset upgrade scheme for our highest value customers by the end of this year to reduce potential churn to our competitors. Additionally, we intend to develop a post-pay contract-based service (based on our existing differentiated approach) to widen our overall addressable market beyond solely the pre-pay market.

Increase customer spending

Whilst we believe we currently maintain one of the highest ARPUs for pre-pay customers in the UK market, we intend to focus on increasing customer spending through improvements and additions to our service offerings. We intend to encourage higher usage and spending through developments to our customer proposition and through the introduction of new value-added services under the "Virgin Mobile Bites" brand in 2004. We also plan to enter the post-pay contract market, which in the United Kingdom has historically generated spending that is significantly higher than that of pre-pay subscribers.

Expand customer reach

Customers may purchase our products and services at approximately 5,000 locations in the United Kingdom and our SIM cards can be purchased at approximately 1,500 further outlets. We are currently implementing a plan to expand our distribution network by approximately 500 retail outlets owned by independent dealers. In addition, we intend to improve the effectiveness of our presence in Virgin Megastores through the use of additional Virgin Mobile concessions. These concessions provide us with a high street brand presence served principally by dedicated Virgin Mobile personnel who are the customer's first contact with us, allowing us to enhance our customers' in-store retail experience and providing us with an advantage in selling more complex products and new services.

Leverage our business model to continue to deliver high cash returns

We aim to continue maximising our return on capital by keeping our capital investment to a minimum. Our capital investment is focused on growing our customer base, enhancing our customers' experience and delivering operating efficiencies. We intend to continue to leverage the strengths and technical capabilities of our strategic partners at all levels of the value chain, including in areas such as supply of content, applications and technology. In particular, we expect to use either the TSA to access further 2.5G and 3G network and telecommunications services when these are made available to us by T-Mobile, or to secure a network supply agreement with an alternative MNO, thereby avoiding a substantial proportion of the expense of developing these services. For further detail see —Our TSA with T-Mobile. We also plan to manage costs through maintaining streamlined and efficient operations.

Maintain our brand strength

We aim to develop further a brand image that resonates with our customers and distinguishes us from other mobile communications services providers. Our goal is to attract and maintain

customers through a combination of our youth-oriented message and service offerings that are simple, flexible and good value for money. We will continue to invest in our brand through advertising, packaging of our products and services and sponsorship of events that reflect our image and reinforce our brand positioning. We believe our brand strength is enhanced through having Virgin Mobile concessions in Virgin Megastores. We recognise that consumers' needs evolve, and we intend to develop customer propositions that meet the evolving needs of consumers while remaining true to the Virgin Mobile brand values.

Consider international opportunities

The Virgin Mobile brand, which we use under licence in the United Kingdom, and business model have succeeded in international markets, such as Australia and the United States, where the Virgin Mobile brand is also under licence from the Virgin Group to third party companies in which Virgin Group has an interest. We believe the Virgin brand is recognised, and that our business model is replicable, in other European markets. We would aim to leverage our existing capabilities and knowledge and lower our unit costs through economies of scale.

We intend to focus in the near term on our existing operations in the United Kingdom. We may selectively expand into other European countries. Our decision to expand into particular countries would be influenced by a number of factors, including market size, brand appeal, degree of competition and market maturity, as well as the availability of commercially attractive opportunities with network operators and the terms on which we are able to use the Virgin and Virgin Mobile brands, if available, in such countries. See —Relationship with Virgin Group—Trade Mark Licence Arrangements and Part I: Risk Factors—Risks relating to our business—We are licensed to use our name and brand but do not own it.

Our ability to expand internationally is subject to our ability to use our brand name effectively and subject to our trade mark licence arrangements with Virgin. Through our trade mark licence arrangements with VEL, we have the right to use the Virgin and Virgin Mobile names and brands within the United Kingdom, Ireland, the Isle of Man and the Channel Islands. In the event that we would like to use the Virgin and Virgin Mobile names and brands in other territories there is a procedure and certain criteria set out in the Virgin Mobile Licence Agreement whereby we can apply to VEL to extend the scope of our licence; however, there is no guarantee that such an extension will be possible. For more details, see —Relationship with Virgin Group—Trade Mark Licence Arrangements and Part I: Risk Factors—Risks Relating to Our Business—We are licensed to use our name and brand but do not own it.

APPROACH TO MARKET

We believe that we have differentiated ourselves from our competitors by challenging market convention and by implementing customer-friendly, first-to-market activities in the United Kingdom. We were the first mobile communications provider in the United Kingdom to abolish peak rates, to offer a daily discounting tariff and to offer a choice of payment method of either pre-pay or post-pay while not requiring a minimum-term contract. We were also the first mobile communications provider in the world to offer a GSM MP3 mobile phone.

Virgin Mobile brand

The Virgin Mobile brand benefits from the strength of the Virgin brand. We have applied this brand strength to the mobile communications market by adopting the classic Virgin positioning of being the consumer champion. Our brand, which is consumer-orientated rather than technology-orientated, has enabled us to build a distinctive image. We believe our brand offers a clear, simple and easily identifiable message in an otherwise confusing market. We believe Virgin Mobile retains a human, rather than corporate, feel because we seek to maintain a sense of fun and entertainment, which we believe sets us apart from our competitors.

Our brand values of honesty, transparency, respect, flexibility, entertaining and fun, challenging convention, simple and easy, and being 100% human have shaped the culture of our organisation, enabling us to provide award-winning customer service, a good working environment and strong business performance.

We promote our brand:

- through the Virgin Megastore chain;
- in approximately 5,000 other outlets that sell our products and services (including SIM cards) with a distinctive point of sale;
- in approximately 50,000 outlets that sell our vouchers and e-top-up cards;
- in approximately 1,500 further outlets at which our SIM cards can be purchased;
- through traditional methods such as television and cinema advertising, literature, product catalogues and, occasionally, direct mail campaigns;
- through sponsorship of festivals (including the Vfestival (a music festival)), sports teams (including Yamaha (a British superbike team) and Bath Rugby Club) and other events (including the Big Gay Out event); and
- through our website.

For a description of our trade mark licence arrangements see —Relationship with Virgin Group—Trade Mark Licence Arrangements below.

Our marketing strategy

Our marketing objective is to increase our brand affiliation and appeal with our target market by creating emotionally-led, yet tangible, points of differentiation from our competition.

To achieve this objective, our current marketing strategies are to:

- position ourselves as a different and better mobile communications provider that is relevant to the lives of our target market;
- communicate innovations in our customer proposition, such as our 3p text messaging to other Virgin Mobile customers, the introduction of international roaming for all customers, the introduction of "Glue" (a £10 free airtime incentive for existing customers who introduce new customers to us), and the introduction of our low denomination £5 airtime voucher;
- increase the effectiveness of our presence in Virgin Megastores through the use of dedicated Virgin Mobile concessions;
- enhance our existing relationships with retailers through the introduction of new products and services and continue our success with national and channel specific sales promotions;
- broaden our distribution network by increasing the number of independent dealers through whom we sell our products;
- drive the acquisition of new customers through targeted sales and marketing promotions as well as by continuing to use an irreverent, innovative and refreshing approach to create exciting and catchy designs for catalogues, packaging and points of sale; and
- use provocative advertising and public relations campaigns.

Our target market

We consider our target market to be principally those consumers who have a predisposition for the Virgin brand and its values. We believe this "Virgin friendly" market segment is youthful or young-at-heart, with a commitment to using mobile phones, including a small but growing percentage that chooses not to have a fixed-line phone at home. We believe that this group of people tends to spend more than other pre-pay users on mobile communications products and services. We believe this type of consumer is also more likely to use text and other forms of messaging and value-added services.

We use a more narrow description of our target market to support our customer proposition development, customer care, sponsorship and media strategies. For these purposes, we currently define our target market as 16 to 34-year-olds. However, our addressable market encompasses all of the pre-pay market. The pre-pay market in the United Kingdom was approximately 36 million subscribers as at 1 April 2004 (Source: Mobile Communications, 27 April 2004).

As at 31 March 2004, 95% of our customer base consisted of pre-pay customers and the remainder consisted of non-contract post-pay customers. We have not historically offered customers a post-pay contract proposition. We estimate this market to be approximately 11 million subscribers, excluding large corporate subscribers. We recognise that post-pay

contracts appeal to a broad segment of the UK mobile communications subscriber base, and we intend to enter the post-pay contract market within the next twelve months.

We do not seek to compete in the market for large corporate accounts, which we estimate amounts to approximately six million subscribers.

Customer acquisition

We have identified a number of customer acquisition strategies that we believe contribute to our success and that we will continue to pursue in order to acquire new customers, including the following:

- providing a simple proposition that is easy to articulate, easy to evaluate, easy to understand, easy to buy and easy to use;
- providing recent models of stylish phones to appeal to fashion-conscious consumers, a segment of the market that we believe to be "Virgin friendly";
- providing good value, consistent with what people have come to expect with the Virgin brand, with fair pricing and no hidden catches;
- using marketing that contains simple, clear and memorable messages, as illustrated by our campaign to promote our 3p text messaging;
- reinforcing our reputation for providing consumer friendly customer care;
- using innovative and exciting designs in our catalogues and products and packaging at points of sale; and
- continuing to develop broad distribution network relationships with leading specialist retailers such as The Carphone Warehouse, Link and Phones 4U.

Our customer acquisition policy is based on the expected value of the customer and the cost of acquiring the customer. For instance, we limit handset subsidies and promote our SIM-only proposition through the sale of service packs (comprising SIM cards only and which distributors may combine with a handset obtained from another supplier).

We have successfully used sales and marketing promotions to sell our products and services, as illustrated by our rapid and sustained growth. Our promotional offers are typically consumer-driven, linking the purchase of our airtime with the purchase of our handsets and other products and services.

Distribution

We sell our products and services through a wide range of distribution channels. Our handsets are sold through approximately 5,000 sales outlets, including approximately 1,000 specialist shops. In addition, pursuant to an agreement with Virgin Retail Limited, we are entitled to occupy a dedicated space in which to advertise, promote and sell our products and services in specified Virgin Megastores. Although Virgin Retail Limited is in charge of its portfolio of shops and may elect to close certain outlets from time to time, our agreement provides that we are entitled to occupy a dedicated space in all new Virgin Megastores in the United Kingdom which are opened in the future. Our products are sold in Virgin retail outlets: we currently operate 67 Virgin Mobile concession stores within Virgin Megastores and we intend to improve the effectiveness of our presence in Virgin Megastores.

Our service packs can be purchased in the Virgin Megastores that sell our products and services, in the approximately 5,000 outlets that sell our products and services and in approximately 1,500 further outlets. In addition to handset and service pack sales, we currently sell airtime through vouchers and e-top-up cards at approximately 50,000 retail outlets. We market our products and services on the web and in popular catalogues, grocery stores and other retailers. Direct marketing through Virgin Group companies also accounts for some of our sales.

In 2003 the breakdown of our connections by distribution channel was as follows:

[illegible]	[illegible]
Mobile specialists	50.0
Virgin retail[1]	16.6
Catalogues	13.3
Grocery stores	8.3
Other retail	5.6
Direct and internet	5.1
Other	1.2

(1) Including sales from Virgin Mobile concessions in Virgin Megastores.

In 2003, 50% of our new customers were obtained through three principal specialist channels—The Carphone Warehouse, Link and Phones 4U. The catalogue distribution channel primarily consists of Argos, Grattan and Littlewoods. Grocery and other retail stores include Tesco, Currys, Toys R Us and Comet. We are currently implementing our plan to expand our distribution network through approximately 500 independent dealer outlets in those locations where we do not yet have a strong presence.

Virgin retail concessions act as both a sales and a service channel and give us direct access to our target market. We believe they provide us with a suitable environment for the trial of new services and support for our anticipated entry into the post-pay contract market, for which an assisted sale environment will be critical. We intend to improve the effectiveness of our presence in Virgin Megastores through the use of dedicated Virgin Mobile concessions. This is in line with our anticipated future strategy of providing more broad-based music, entertainment and other value-added services to our customers.

Within our call centres, we have a direct sales team of 22 (as at 17 June 2004) who focus their efforts on incoming sales enquiries but also make outbound calls to people who have expressed an interest to us in our products and services. Customers are also able to purchase our full range of products, including insurance and accessories, by using our website. The internet accounted for approximately 2% of our 2003 connections.

CUSTOMERS

Customer care

In addition to providing value for money and innovative propositions, we aim to offer superior customer care. The guiding principles upon which our customer care philosophy is based include providing a customer experience which is refreshing and fun and not unnecessarily distinguishing between new and existing customers. We consistently rate highly in customer satisfaction surveys, and we have won the Best Customer Service award from Mobile Choice magazine for each of the past three years.

Our call centres are open seven days per week, 24 hours per day, and are currently staffed by approximately 900 customer service agents, approximately 170 of whom are employed by our outsourced partners while the rest are our employees. Our two customer call centres are located in Trowbridge and Middlesbrough.

We believe our call centres maintain a high service level, with typically 88% of calls being answered within 30 seconds. Our customer service agents have access to customer registration, billing, handset provisioning and customer management systems, enabling them to give prompt and focused customer advice. Continued training is an important element of our customer care operations. Our customer service agents receive appropriate training covering all of our business areas, from product range to interpersonal and communications skills.

Our customers can access our customer service centres by telephone, e-mail, internet, fax and post. They can also access self-service options, such as on the internet or through fully automated interaction known as interactive voice recognition.

In addition to our call centres, we provide direct customer service on the high street in our Virgin Megastore concessions.

Customer loyalty and retention

Since launch we have enjoyed high levels of customer loyalty, as evidenced by our relatively low churn rate when compared to the UK industry average churn levels. Our retention strategy is based on maintaining a highly competitive and appealing proposition for our customers. We believe that because of this approach, a significant proportion of our customers will stay with us out of brand loyalty and the belief that they are receiving good value from the products and services we offer.

In addition, we also have specific customer initiatives. For example, our "Big Bonus" rewards post-pay customers and pre-pay customers who use electronic payment methods who, in either case, spend £30 or more in any one month by crediting 10% of that amount to their account in the subsequent month. In the near future we expect to launch a programme whereby our customers can accumulate discounts off the price of their next handset based on the amount they spend on airtime each month.

We have consistently won top consumer awards with Mobile Choice magazine for Best Customer Service and Best Prepay Package, and our internal surveys indicate that our service results in high levels of customer satisfaction. In May 2004, Virgin Mobile customers were the most satisfied pre-pay customers of the main mobile communications providers in the United Kingdom, according to an independent study by researchers J.D. Power and Associates, which ranked Virgin Mobile as the "number one pre-pay mobile telephone service for customer satisfaction in the UK". As well as being the leader in overall customer satisfaction, Virgin Mobile was also ranked number one in four out of the six pre-pay categories surveyed. These categories were: customer service, cost of service, handsets and offerings/promotions. An internal survey undertaken in November 2003 indicated that 91% of our customers would definitely or probably recommend us to others. Since January 2002, we have used an index of customer satisfaction as one of the measures we use to set bonus levels for our staff, which we believe incentivises our employees to provide better customer service.

PRODUCTS AND SERVICES

The Flextariff™ proposition

All of our customers currently use our products and services through our single Flextariff™ "pay as you like" proposition, which is both product and service-oriented and which allows customers to choose either to pre-pay or post-pay for our services without a monthly subscription fee or a minimum-term contract. The Flextariff™ proposition is distinguished from other mobile communications provider offerings by the combination of its simplicity and its daily declining tariff for voice calls. We were the first in the United Kingdom to provide this declining tariff approach. In addition, the Flextariff™ proposition provides text messaging at 3p per message for all of our customers at any time when sent from one Virgin Mobile customer to another Virgin Mobile customer. This text messaging pricing, which is among the lowest in the UK market, has allowed us to differentiate ourselves further. In addition, we have recently introduced picture messaging (MMS). Our Flextariff™ proposition also includes point of sale incentives where customers are rewarded with free airtime when they purchase goods in Virgin Megastores. For example, the Virgin Mobile "Flash-it!" offer enables our customers to receive £1 in free airtime vouchers for every £10 spent in a Virgin Megastore simply by showing a Virgin Mobile phone at the till.

Other highlights of our Flextariff™ proposition include:

- free voicemail retrieval for all customers with existing credit;
- £10 free airtime incentive for existing customers who introduce new customers to us ("Glue");
- rewarding those customers who have higher spend amounts with a programme called "Big Bonus", in which post-pay customers and pre-pay customers who use electronic payment methods who, in either case, spend more than £30 in any given month receive a credit of 10% of that amount to their account in the subsequent month;

- no minimum-term contracts or long-term legal commitment to our service;
- the option to buy £5 pre-pay vouchers for customers who prefer to spend in small increments;
- pre-pay vouchers that do not have an expiration date;
- free information texts such as breaking news, horoscopes and sport results;
- a broad range of phones and accessories at a wide range of price points, covering all major manufacturers; and
- a 28-day customer satisfaction guarantee, whereby any customer returning a phone and joining pack within 28 days of purchase is entitled to receive a full refund, which is the longest of any such guarantee in the UK mobile communications industry.

We may further develop our Flextariff™ proposition on the basis of identified customer demand.

Value-Added Services

We also offer a number of value-added services to our customers, irrespective of their payment method, some of which are offered free of charge, which we believe allows us to distinguish ourselves further from our competitors. These services generally have themes, such as games, information and news services (such as sport and lottery results), music services (such as ringtones and ticket offers for musical events), wholesale SMS (such as text voting for television programmes), transaction services (which provide access to offerings from other Virgin companies, such as Virgin Wines and Virgin Travelstore) and general information services (such as horoscopes). We plan to introduce new value-added services under the "Virgin Mobile Bites" brand in 2004.

Tariffs

The following table contains summary details of our Flextariff™ as at 20 July 2004 (the latest practicable date before the publication of this document):

Tariff	
Connection fee	None
Monthly charge	None
Standard costs to other Virgin Mobile and UK fixed-line phones	15p per minute for the first 5 minutes per day and 5p per minute for each subsequent minute
Voicemail retrieval	Free (provided that the customer's airtime account is in credit)
Text messages to Virgin Mobile customers	3p per message
Text messages to other UK mobile networks	10p per message
Picture messages	30p per message
Calls to other UK mobile networks	35p per minute
Directory enquiries on 118 888	40p per minute for the first minute and 20p per minute for each subsequent minute

International calls and text messages (from the United Kingdom)	
Guernsey, Ireland, the Isle of Man	15p per minute
Australia, Canada, New Zealand, USA	20p per minute
China, continental Europe, Hong Kong, Japan, Malaysia, Singapore, South Korea	40p per minute
Rest of the world	80p per minute
International text messages	20p per message

Our prices are quoted per minute, but we charge on a per second basis.

Roaming

All of our customers are offered international roaming. When roaming, our customers are greeted with a Virgin Mobile welcome message and tariff information. We do not negotiate our own roaming agreements with individual mobile communications providers, but instead rely on the agreements that T-Mobile has negotiated. Post-pay customers can currently roam across 159 countries, while pre-pay customers can currently roam in 39 countries. The prices mobile operators charge for roaming are currently being investigated by the European Commission. This investigation may result in controls being imposed on those prices and therefore on the prices we may charge our customers for roaming. See Part IV: Regulation.

Future services

Our service philosophy is that we will continue to respond to the demands of our customers and our target market. Under the TSA (which is described in more detail in —Our TSA with T-Mobile below) we will have access to many of T-Mobile's mobile communication services, including 2.5G and 3G network and telecommunications services. By the end of 2004, we plan to launch further 2.5G services, which are key to our future offerings of value-added services. In line with our service philosophy, we intend to launch our 3G services, subject to our evaluation of market readiness and economic desirability.

IT AND BILLING

Our technology platform and information systems support our MVNO business model and focus directly on supporting the set-up of new customers, the retention and servicing of existing customers and the billing and charging of customers.

We manage many of the key support services ourselves, in some cases relying on our key suppliers described below. Our key support services include: our customer call centre applications, such as customer support and account maintenance, sales order processing, interactive voice response, customer e-mail management and website; our billing, credit management and collections applications; our applications to manage our supply chain and finances, such as our stock management and financial accounting and reporting; our LAN/WAN network management; and our call centre telephony services. We are currently in the process of developing a new management information system to capture per customer inbound usage data, which we expect to become operational in January 2005. See note (2) in Part VII: Selected Unaudited Non-Financial Operating Data.

Our network-related IT infrastructure, such as the network messaging platforms and pre-pay balance management systems, is owned and managed by T-Mobile. This has reduced our capital expenditure and ensured that our technology investment is focused on customer-facing business support systems.

In the last two years, we have made a significant investment in upgrading our customer-facing IT infrastructure by implementing technologies such as Tibco's middleware suite of products and ADC's SingLeView Billing System, which provide us with a combined revenue, transaction, billing and service management solution. We believe this will enable us to create innovative pricing and rating models for our post-pay contract-based service and for non-voice services.

We continually invest in enhancements and upgrades to our IT systems including changes designed to increase the volume of information that those systems can process and to stay in line with our continuing growth. Many of these enhancements and upgrades are planned to be undertaken on a just-in-time basis in order to avoid early investment in excess capacity, although our growth rates may affect our ability to implement such changes in a timely manner when first needed. See Part I: Risk Factors—We may suffer from operational strains associated with rapid growth if not managed properly, and for an example of how our growth exceeded the capacity of our systems see note (2) in Part VII: Selected Unaudited Non-Financial Operating Data. We view these investments as an ongoing ordinary course activity.

SUPPLIERS

Technology and network

As an MVNO, we do not own or operate a physical network. We have the ability to negotiate network agreements with one or more MNOs. We are entitled to obtain services that utilise T-Mobile's network under the TSA (which is described in more detail in —Our TSA with T-Mobile, below). We use these services from T-Mobile to provide products and services to our entire customer base.

The TSA entitles us to obtain services from T-Mobile that use GSM (2G), GPRS (2.5G) and UMTS (3G) technologies following T-Mobile's own launch of the same service. Whilst we are permitted, under the TSA, to obtain network and associated services from other MNOs, certain restrictions and penalties (described in —Our TSA with T-Mobile) would apply to us if we did so. In the future, we may choose to enter into commercial agreements with other MNOs for the supply of similar services.

T-Mobile currently operates a 2G and 2.5G network and provides telecommunications services in the United Kingdom using 1800MHz radio spectrum and is currently in the process of rolling out a network capable of providing 3G services that will use 2GHz radio spectrum. As at 1 April 2004, T-Mobile's UK 2G network comprised over 8,400 base stations. The T-Mobile group holds one of the five UK licences for 3G services, which it was awarded in May 2000.

On 20 September 2001, T-Mobile entered into an agreement with O_2, under which (if the relevant provisions are implemented) T-Mobile and O_2 will co-ordinate their roll-out of 3G infrastructure. Under this agreement, the parties have agreed to divide the United Kingdom into distinct areas, those covering the highest population density and the medium-density urban areas, the lower-density population areas, and the remaining lowest-density population areas. In all areas (other than the lowest-density population areas), the parties have agreed to share new and existing base stations, including sites and masts. The parties have further divided the medium-density urban areas and the lower-density (but not lowest-density) population areas into territories, anticipating arrangements under which only one of them would build its own 3G network and would allow the other's customers to roam on that part of its network. This agreement was submitted for clearance by the European Commission in respect of potential infringement of competition law. A decision by the European Commission of 30 April 2003 gave clearance in respect of the national roaming aspect, but only for a limited period of time. The effect of this is that, unless the duration of that clearance is extended, national roaming under this agreement is likely to be available only for a limited period of time. Under the provisions of the TSA, and only if these roaming arrangements are in fact implemented, our customers would also be able to roam on the O_2 3G network in these medium-density urban areas and lower-density population areas, as T-Mobile's customers would be able to.

Our key technology delivery partners, in addition to T-Mobile, are ATOS Origin, which provides us with hosting, facilities management and helpdesk services, Energis, which provides us with fixed-line telecommunication services for our operations, InfoSpace, which provides us with SMS, information and games services and WAP content services, and Opera Telecom, which provides us with ringtone and games download services.

Our main hardware platforms are based on Sun, with the majority of the processing carried out on two Sun F15K systems. In addition, we use Hewlett Packard's Unix operating system (HP-UX) to host the enterprise resource planning system, and have a number of NT Servers to manage the Microsoft Office environment, e-mail and other NT based applications. Our data storage area network is supplied by Hitachi.

Handsets and SIMs

We currently purchase a wide range of handsets from most of the major manufacturers of mobile handsets, including Alcatel, Motorola, Nokia, Panasonic, Philips, Sagem, Samsung, Sendo, Siemens and Sony Ericsson. We purchase all of our SIM cards from Gemplus. While the majority of our customers currently purchase Nokia or Samsung handsets, we are not dependent on any one supplier, and we believe our relationships with our key suppliers are good.

Airtime vouchers, e-top-up and ATMs

We purchase our pre-pay airtime vouchers from either Gemplus or Mercurius and our e-top-up cards from the Plastic Card Company. We rely on third parties to distribute pre-pay airtime vouchers (including physical "scratch" airtime vouchers) and e-top-up cards through various channels. We also rely on a small number of third parties to facilitate the process (including, in the case of e-top-ups, providing terminals to retail outlets that enable a customer's account to be credited with payments that they can use to buy our services). Such key third parties currently include Pay-Point, E-Pay, Alphyra, Omega Logica Limited, Barclays Bank plc and Post TS, which all facilitate e-top-ups; Barclays Merchant Services (a division of Barclays Bank plc) which facilitates credit and debit card top-ups; and Link, which facilitates top-ups from its members' ATM cash machines. We rely on these third parties to provide accurate and quality systems and equipment capable of interfacing, where necessary, with T-Mobile's and our systems.

COMPETITION

We face direct competition from MNOs, other MVNOs and re-sellers. Our key competitors are the other major mobile communication providers in the United Kingdom: Vodafone, O_2, T-Mobile, Orange and 3. Vodafone and 3 are currently the only two mobile communications providers to offer selected 3G services in the United Kingdom. 3 entered the 3G market in March 2003 and Vodafone (on a data card only basis) in the first quarter of 2004.

In addition to our main competitors, a number of smaller niche players have emerged or signalled an intention to do so. BT Mobile, Fresh and Tesco Mobile are also MVNOs. Other competitors include OneTel, which is both a fixed-line and mobile communications provider. As at 31 March 2004, the collective market share of these other operators was not significant.

In the broader telephony market, we compete indirectly with many fixed-line operators in the United Kingdom, including BT.

EMPLOYEES

We seek to employ a highly motivated and skilled group of people. Our corporate culture encourages entrepreneurial thinking, as well as the ability to react quickly and creatively in light of market developments. Recruitment, training, job evaluation and promotion procedures are designed to ensure individuals are selected on the basis of their merits and abilities. Our relations with our employees are good. In 2003 and 2004, we were named as "One of the Top 50 Companies to Work for in the UK" by the *Financial Times*, ranking 22nd in both years.

The following table shows the breakdown of the average number of Virgin Mobile employees and outsourced staff (full time equivalent) for the last three years:

	31 December 2001	31 December 2002	31 December 2003
Distribution	48	43	112[1]
Marketing	32	45	49
Operations	200	253	250
Customer call centre	404	786	883
Total (internal)	684	1,127	1,294
Outsourced customer centre	318	0[2]	126
Total	1,002	1,127	1,420

(1) Reflects introduction of Virgin Megastore concessions.

(2) Reflects previously outsourced customer services being brought in-house during 2001.

RELATIONSHIP WITH VIRGIN GROUP

Following Admission, BIUK will own approximately 74% of our Ordinary Shares, assuming that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and subject to the stock loan arrangements referred to in Part II: Global Offer—Stabilisation and Over-allotment Arrangements and paragraph 13 under Part XII: Additional Information. Virgin has indicated to Virgin Mobile that it currently considers its interest in Virgin Mobile to be of strategic importance within the broader Virgin Group portfolio and accordingly that its current intention is to retain a substantial shareholding following Admission.

As further described in paragraph 13 under Part XII: Additional Information, BIUK has agreed with the Underwriters, subject to certain customary exceptions, not to dispose of any shares for a period of 210 days from the date of the Underwriting and Sponsors' Agreement and, as described below, we have reached an agreement with BIUK relating to restrictions on future disposals of shares where such disposal would result in a change of control of us with certain potential consequences.

For so long as it is either entitled to exercise 30% or more of the voting rights at our general meetings or able to control the appointment of directors who are able to exercise a majority of the votes at our board meetings, BIUK will be a "controlling shareholder" for the purposes of the Listing Rules. BIUK's ultimate parent company is VGIL, whose principal shareholders are certain trusts, none of which individually has a controlling interest in VGIL. The principal beneficiaries of those trusts are Sir Richard Branson and/or members of his immediate family.

We have various agreements with members of the Virgin Group. The most important of these agreements are the Relationship Agreement, the Virgin Mobile Licence Agreement, the Retail Stores Agreement and the licence to occupy part of the 5th floor of the Communications Building, 48 Leicester Square, London WC2. We also have a number of non-material ordinary course arm's length agreements with various members of the Virgin Group including, arrangements with Communic8 (in relation to printing arrangements), Virgin D3 (in relation to student promotions) and Virgin Travelstore (in relation to employee travel).

We have also entered into the Cost Allocation Agreement with the Selling Shareholder and VGIL which governs, amongst other things, the allocation of certain costs and expenses in connection with the Global Offer. See paragraph 13.3 under Part XII: Additional Information.

RELATIONSHIP AGREEMENT

Sir Richard Branson, VGIL, VML and BIUK have entered into a Relationship Agreement with us, pursuant to which the following principal matters have been agreed with effect from Admission:

(a) until 29 January 2006, each of Sir Richard Branson, VGIL and BIUK will not, and will procure so far as they are legally able to do so that their associates will not, do anything which would (and will exercise their voting rights at our general meetings to vote against any resolution, the passing of which would) result in there being a change of control of us as a result of which we would be controlled by a competitor in circumstances where such change of control would enable T-Mobile to terminate the TSA, unless T-Mobile has first agreed to waive its rights to terminate the TSA. Notwithstanding this, each of Sir Richard Branson, VGIL and BIUK and their associates will be entitled to dispose of shares in us with our prior written consent, or in order to accept a general offer for our entire issued share capital which has been recommended by a majority of our non-executive directors who are identified by the Board as independent within the meaning of the Combined Code (the **Independent Directors**). For the avoidance of doubt, in circumstances where a disposal of shares will not result in there being a change of control of us in favour of a competitor, there is no restriction on the ability of Sir Richard Branson, VGIL or BIUK or any of their associates to dispose of shares in us;

(b) for a period of three years from Admission, each of Sir Richard Branson, VGIL and BIUK will not, and will procure so far as they are legally able to do so that their associates will not, establish, acquire or operate (other than as holder of shares or other securities in a company as a passive investment which represents less than 10% in nominal value of the relevant class of shares or other securities), either alone or with any other organisation, an undertaking whose business involves the "core services" in respect of which we have been

given exclusive rights to use the licensed marks under the Virgin Mobile Licence Agreement (see —Trade Mark Licence Arrangements);

(c) for a period of two years from Admission, without our prior written consent, each of Sir Richard Branson, VGIL and BIUK will not, and will procure so far as they are legally able to do so that their associates will not, solicit for employment (other than by way of general advertisement) any employees of the Group as at the date of Admission;

(d) each of Sir Richard Branson, VGIL and BIUK will, and will procure, so far as it is legally able, that each of their associates will conduct all transactions and relationships with any member of the Group on arm's length terms and on a normal commercial basis; not take any action which precludes or inhibits any member of the Group from carrying on its business independently of them; exercise their voting rights so as to ensure that at all times at least half of our directors, excluding our Chairman, are non-executive directors who are identified by the Board as independent within the meaning of the Combined Code, that the Chairman from time to time is, on appointment, independent within the meaning of the Combined Code (and following appointment remains independent of BIUK and its associates), and that our board is not unwieldy; and not exercise any of their rights to procure any amendment to our articles of association that would be inconsistent with the terms of the Relationship Agreement;

(e) for so long as any of Sir Richard Branson, VGIL and/or BIUK and/or their associates has an interest in 10% or more of our issued share capital, BIUK or VGIL will together be entitled to nominate for appointment to our board one non-executive director (the **Shareholder Director**), any Shareholder Director to be suitable and appropriate for the position, and to remove the Shareholder Director from office; any such director will be subject to retirement by rotation in accordance with the Combined Code; the Shareholder Director may not be removed by the Company otherwise than by special notice and ordinary resolution of the Company's shareholders; the first Shareholder Director, Gordon McCallum, has been appointed on similar standard terms as our other Non-Executive Directors save that his fees and expenses are payable to VML, which employs him (see paragraph 7.3 under Part XII: Additional Information), and any future Shareholder Director will be appointed on terms set by our Remuneration Committee having regard to the provisions of the Combined Code relating to the terms of appointment of non-executive directors; any Shareholder Director will not be permitted to vote on, or be counted in the quorum in relation to, any resolution of our Board, to approve entry into any transaction or arrangement between any member of the Group and Sir Richard Branson, VGIL, BIUK or any of their associates, and in the event of the removal of any Shareholder Director, the party removing the Shareholder Director will indemnify the Company against any liability incurred as a result of any claim made by the Shareholder Director against the Company in connection with his removal from office. In the event that Sir Richard Branson, VGIL and/or BIUK and/or their associates no longer have an interest in 10% or more of our issued share capital, BIUK and VGIL shall procure, in so far as they are legally able to do so, that the Shareholder Director resigns forthwith;

(f) for so long as any of Sir Richard Branson, VGIL and/or BIUK and/or their associates is a controlling shareholder, in order to regulate potential conflicts of interest between us and the Shareholder Director, we have agreed that the Shareholder Director will be entitled to refer any business proposals to the Virgin Group without discussing, disclosing or offering such proposal to the Group; however, in the circumstances where a business proposal (i) directly involves establishing, acquiring or operating a business in the licenced territory under the Virgin Mobile Licence Agreement and (ii) relates to the "core services" in respect of which we have been given rights to use the Virgin Mobile marks under the Virgin Mobile Licence Agreement, the Shareholder Director will first offer such business proposal to us (in all other circumstances, including where a business proposal directly involves establishing, acquiring or operating a business outside the licensed territory, the Shareholder Director will be entitled to refer any business proposals to the Virgin Group). If we do not actively pursue such business proposal within 20 business days of such offer by the Shareholder Director (or if we cease to actively pursue it thereafter) and provided that we have not determined that the information relating to the business proposal is information that may be price-sensitive in relation to our securities, the Shareholder Director will be entitled to disclose the business proposal to the Virgin Group;

(g) for so long as any of Sir Richard Branson, VGIL and/or BIUK and/or their associates has an interest in 10% or more of our issued share capital, Sir Richard Branson will be appointed as, and will hold the honorary title of, President of Virgin Mobile. VML will make available the services of Sir Richard to us for up to ten days per calendar year to assist with strategic business issues, mentoring, advisory and promotional activities (but not the day-to-day management of Virgin Mobile or the decision-making of the Directors) in consideration for which we will pay an annual sum of £100,000 plus VAT to VML or, at VML's direction, to a charitable organisation of Sir Richard's choice; VML will also be entitled to expenses incurred in connection with the provision of Sir Richard's services. Sir Richard will not, unless the Board has expressly invited him to attend, be entitled to attend or speak at Board meetings of the Company and in no circumstances shall he be entitled to vote at Board meetings. VML will be entitled to terminate this appointment on six months' notice; we will be entitled to terminate this appointment for cause on six months' notice;

(h) for so long as any of Sir Richard Branson, VGIL and/or BIUK and/or their associates has an interest in 30% or more of our issued share capital, we will provide to BIUK or VGIL, within 10 business days of a request, with copies of our historic actual monthly management accounts and supporting commentary;

(i) for so long as the Relationship Agreement is in place, we on the one hand and BIUK and VGIL on the other hand will procure the provision to the other of such information as is both reasonably requested and necessary for compliance with reporting obligations to any governmental, taxation, regulatory or licensing authority or with statutory financial reporting obligations, provided (in all cases) that no such disclosure will be required to the extent it would be prohibited by law or by any regulatory rules (including the Listing Rules) or requirements and any such disclosure will be subject to confidentiality provisions; BIUK and VGIL have given undertakings in relation to applicable laws and regulations governing dealings in our securities in connection with any information provided by us;

(j) until the earlier of the date of termination of the Virgin Mobile Licence Agreement referred to below and such time as Virgin Mobile ceases to use the "Virgin" brand in relation to its business, we may, in our absolute discretion but subject to us respecting the applicable rules, continue to benefit from certain Virgin Group purchasing arrangements in respect of insurance, information technology hardware and legal services. We will also be permitted to continue to participate in the "Virgin Tribe" scheme (which allows our employees to obtain discounts from Virgin Group companies) on substantially the same terms as are applicable to other participants provided that we permit other participants in the "Virgin Tribe" scheme to receive discounts on products under that scheme;

(k) for so long as Sir Richard Branson, VGIL, BIUK or their associates (the **Virgin Shareholders**) together hold over 50% of the total number of votes capable of being cast on a poll at general meetings, and, following our first annual general meeting after Admission, subject to obtaining the necessary shareholder approvals in accordance with the Listing Rules, before allotting, issuing or granting any shares or any rights to subscribe for, or to convert securities into, any shares or any instruments that are convertible or exchangeable into shares, we will be obliged to offer the Virgin Shareholders an opportunity (i) to subscribe for up to the smallest number of shares as are necessary to ensure that (x) the Virgin Shareholders' percentage holding (by nominal value) of our ordinary share capital is greater than 50%; (y) the Virgin Shareholders hold shares by virtue of which they are beneficially entitled to more than 50% of the profits available for distribution to equity holders (as defined for the purposes of Schedule 18 to the Income and Corporation Taxes Act 1988) and by virtue of which they would be entitled on a winding-up to more than 50% of our assets available for distribution to equity holders; and (z) the Virgin Shareholders hold shares carrying greater than 50% of the voting rights attaching to shares which are generally exerciseable at meetings of shareholders (**Voting Rights**), or (ii) to acquire rights or instruments sufficient to enable the relevant Virgin Shareholders on exercise or conversion of such rights or instruments to acquire the smallest number of such shares as are necessary to ensure that (x) the Virgin Shareholders' percentage holding of our ordinary share capital is greater than 50%; (y) the Virgin Shareholders hold shares by virtue of which they are beneficially entitled to more than 50% of the profits available for distribution to equity holders and by virtue of which they would be beneficially entitled on a winding-up to

more than 50% of our assets available for distribution to equity holders; and (z) the Virgin Shareholders hold shares carrying greater than 50% of the Voting Rights (see paragraph 3 under Part XII: Additional Information);

(l) until the earlier of the date of termination of the Virgin Mobile Licence Agreement and such time as the Group ceases to use the "Virgin" brand in relation to its business, subject to us complying with certain provisions (including reference to URL "virgin.com/mobile" in our "above the line" advertising and marketing materials, participation in certain Virgin Group promotions co-ordinated through virgin.com and virginmobile.com and maintenance of certain links related to the Virgin Mobile UK internet homepage for the mutual benefit of the Virgin Group), VGIL shall (and, in relation to its associates, VGIL shall exercise all powers vested in it to procure, so far as it is legally able, that each of its associates shall):

  (i) provide and maintain links from virgin.com and virginmobile.com to the Virgin Mobile UK internet homepage; and

  (ii) obtain the Company's prior consent, such consent not to be unreasonably withheld or delayed, to any substantive change to the content of the material promoting, or the appearance of the link to, the Virgin Mobile UK internet homepage;

(m) for so long as the Relationship Agreement is in place, as part of our ongoing commitment to good causes and charitable giving, and our commitment to our stakeholder communities, we aim to contribute 1% of all pre-tax profits to registered charities over the medium and longer term. The Virgin Foundation is a registered charity that aims to maximise the charitable giving of businesses that carry the "Virgin" brand. Subject to the support of a majority of the Independent Directors, we intend to contribute to the Virgin Foundation and see benefit in our charitable giving remaining within the "Virgin" brand and initially intend to contribute a minimum of 0.5% of all pre-tax profits for the benefit of charitable causes that the Virgin Foundation selects. In addition but also subject to the support of a majority of the Independent Directors, we intend to contribute a further 0.5% of all pre-tax profits, via the Virgin Foundation, to charitable causes that we choose. For as long as we participate in the Virgin Foundation, we have the right to nominate a senior representative to join a steering committee which will identify the charitable beneficiaries to which contributions from us and other Virgin-branded companies may be made;

(n) BIUK will indemnify us for certain tax liabilities falling on the Group, the economic burden of which should properly fall on the Virgin Group or a connected party, and we will indemnify BIUK for certain tax liabilities falling on the Virgin Group or a connected party, the economic burden of which should properly fall on the Group;

(o) the parties will provide each other with information relating to the application of the substantial shareholding exemption to the Virgin Group or the Group and any enquiry or investigation into any transfer pricing matter between members of the two groups;

(p) the parties consider that all provisions between the Virgin Group and the Group carry arm's length pricing but if this is found by the UK Inland Revenue or the UK courts not to be the case, no compensatory payment will be made to mitigate the tax effect of that determination; and

(q) VML will continue to provide tax services to VMTL (including preparing and submitting the 2003 and 2004 tax returns) for VMTL. Unless the parties agree otherwise, such services will be terminated by 31 December 2004 or earlier on three months' notice by VMTL.

TRADE MARK LICENCE ARRANGEMENTS

VEL, a Virgin Group company, owns certain Virgin and Virgin Mobile brands used by Virgin Mobile in its business. Virgin Mobile also uses certain marks which are registered in the name of VMTL which do not feature the Virgin name and which are not part of these arrangements.

On 9 August 1999, VEL granted a licence to VMTL under which VMTL was permitted to use certain Virgin related and Virgin Mobile marks in relation to its business activities. As a result of those activities expanding in line with general trends in the mobile telecommunication market

and technology, the parties identified a need to update the licence. We describe here the Virgin and Virgin Mobile brand licensing arrangements incorporating the amendments which have been agreed with effect from 2 July 2004.

The Virgin Mobile Licence Agreement is on an arm's length basis and on normal commercial terms and grants VMTL the rights to use the following marks:

(a) "Virgin Mobile", "Virgin Xtras", "Virgin Mobile Bites", "Virgin Mobile Louder" (together the **Virgin Mobile Marks**);

(b) certain marks incorporating the letter V (together the **V Marks**); and

(c) to the extent not already granted to VMTL under the licence, "Virgin" as a word and signature mark when used together with the word "Mobile" or "Xtras" and other English words as approved by VEL (together the **Virgin Marks**).

The Virgin Mobile Marks and Virgin Marks may only be used by VMTL in the form "Virgin" always used in conjunction with and always in front of the word "Mobile" or "Xtras" or such other English words as approved by VEL. The V Marks may only be used in association with the Virgin Mobile Marks. All goodwill associated with the use of the Virgin Mobile Marks, the Virgin Marks and the V Marks by VMTL under the Virgin Mobile Licence Agreement will accrue to VEL.

The licensed territory is the United Kingdom, Ireland, the Isle of Man and the Channel Islands. There is a procedure for VMTL to extend the scope of the licence both for other territories and other products and services where VMTL identifies an opportunity to exploit the Virgin Mobile brand and where VEL is not already engaged in a conflicting activity such as where (a) VEL has already granted rights to a third party; (b) VEL is in negotiations with a third party which would in VEL's reasonable opinion result in a grant of a licence within six months; or (c) there is active exploration in relation to the proposed business opportunity and where there is a possibility that a licence will be granted to a third party within 12 months. A grant for a new territory would be on the same terms (except if changes are required to take account of third party rights or regulatory or legal issues) and would be subject to a minimum royalty per country similar to the existing royalty structure. For an extension of territory or extension of goods or services VEL can refuse the extension (in addition to the grounds outlined above) where it has already granted exclusive rights to the use of the Virgin marks for the relevant activities or it reasonably believes the expansion requested by Virgin Mobile would damage the reputation of the marks. An extension of the scope of the licence, other than an extension that relates only to a new territory in relation to the goods or services covered, is subject to agreement between the parties on reasonable commercial terms. VMTL can only give notice of extensions for new business opportunities if it believes it will be able to conclude the development of the relevant activities within 12 to 18 months. There is also a general obligation on both parties to co-operate in good faith to develop new business opportunities identified by either party which may require an extension to the scope of the licence. By way of a letter agreement, VML has also agreed to be bound by certain of these obligations to assist VEL and VMTL in the identification of any conflicting activity and the development of any business opportunities.

Monthly licence fees are payable by VMTL at a rate of 0.25% of revenue received by VMTL and its sublicensed affiliates (including from re-sellers and other permitted third parties) arising from licensed activities in the United Kingdom, Ireland, the Isle of Man and the Channel Islands. There is a minimum annual royalty of £250,000 payable (in respect of the existing licensed territory). For the year ended 31 December 2003 the licence fees totalled approximately £1 million.

The Virgin Mobile Licence Agreement has a duration of 30 years from 2 July 2004 (subject to termination provisions). VMTL may seek to renew the licence on expiry of the term if reasonable commercial terms can be agreed between the parties, provided VMTL has given at least 12 months' notice of its intention to renew prior to the expiry of the term. VEL has certain rights to terminate the licence before expiry of the 30-year term as follows: VEL has the right to terminate the licence on six months' notice in relation to the following actions by VMTL if: (a) the manner in which the marks have been used has been or is reasonably likely to be materially damaging to the goodwill or reputation of the licensed marks or VEL; (b) VMTL commits a material breach of the licence which is unremedied for 28 days; (c) there has been an event of

insolvency or an analogous event of VMTL; or (d) VMTL challenges the validity of the marks. Any action or inaction of a sublicensed affiliate of VMTL (except a Virgin controlled affiliate) shall be considered the action or inaction of VMTL in the context of VEL's right to terminate. Under the TSA, VMTL is only permitted to provide services to customers using T-Mobile's network if those services are provided using the Virgin brand, although this does not apply to content services, or where T-Mobile's consent has been given. See —Our TSA with T-Mobile.

In addition, VEL has the right to terminate the Virgin Mobile Licence Agreement if an entity which is a fixed or mobile operator in the United Kingdom which is a member of a group whose turnover from telecommunications services is in excess of £500 million per annum (which would include Vodafone UK, O_2 and Orange UK), or any of a list of named entities (being Hutchison 3G, Telefonica, TIM, DoCoMo and KPN) or any member of their groups, directly or indirectly acquires a controlling interest in VMTL. If VEL gives notice to exercise its termination right in this event, the Virgin Mobile Licence Agreement will remain in force and termination shall not take effect for a period of seven years from the date of the notice (unless terminated earlier pursuant to any other right of termination) provided that the entity which acquires control of VMTL undertakes to continue to use the Virgin name in making available services to VMTL's existing subscribers for the seven year notice period and the amount of the actual royalty payable by VMTL in the twelve month period prior to the relevant notice of termination shall become the minimum annual royalty payable. The seven year continuation period may be extended by agreement between the parties.

Following the termination of the licence VMTL is obliged, as soon as reasonably practicable and in any event no later than 90 days after termination, to cease all use of the marks, deliver up or destroy all materials in its possession or control bearing the marks (excluding any materials held by customers or subscribers) and change its name to a name that does not incorporate the Virgin name or any similar name.

The licensed activities fall into two main categories: VMTL has certain exclusive rights to use the Virgin and Virgin Mobile Marks in relation to its "core services". These comprise the provision of mobile radio telecommunications services over any mobile radio telecommunications network including licensed and non-licensed networks (including 3G and other generations), satellite and using digital audio broadcast technology (other than data services, which are primarily intended and promoted for use at fixed locations using WiFi hotspots or similar limited radius wireless technologies where those services are not for communication between individuals or groups of individuals (other than instant messaging as part of an internet service provider's service to subscribers of a fixed network internet service provider service), which are licensed on a non-exclusive basis only). Mobile radio telecommunications services means services using, or which consist of the provision of, an electronic communications network to convey messages through the agency of wireless telegraphy to and/or from equipment primarily designed or adapted to be capable of being used while in motion. The exclusive grant also covers services which are ancillary to the provision of the "core" mobile communications services (excluding content services, interactive services, internet access and information services), converged services (where the same handset could be used over both mobile and fixed wireline networks), roaming services provided to subscribers outside the licensed territory and non-subscribers inside the licensed territory (subject to the right of any other entity which is licensed by VEL to use the Virgin Marks outside Virgin Mobile's licensed territory to provide equivalent roaming services to that entity's subscribers outside that entity's licensed territory and to non-subscribers within its licensed territory). The exclusive grant also covers use on or in relation to SIM cards and vouchers (including e-top-up cards) in respect of exclusive licensed activities, in relation to advertisements and promotional materials in relation to the exclusively licensed activities in the licensed territory and, in any other territory, VEL undertakes not to prevent VMTL from similar advertising and promotional activities provided VMTL has obtained consent from any existing licensee of the Virgin Mobile brand in the relevant territory and the advertisements are aimed at subscribers or potential subscribers within VMTL's licensed territory (and other VEL licensees are entitled to conduct similar activities in relation to their subscribers and potential subscribers in VMTL's licensed territory subject to VMTL's prior consent) and in relation to promotional merchandise provided that such merchandise is in connection with the exclusively licensed activities and is normally provided free of charge by VMTL.

The second category of licensed activities comprises non-exclusive rights for Virgin Mobile to use the Virgin Marks and brands (and exclusive rights to use the Virgin Mobile Marks) in relation to other business activities. These include: data services, which are primarily intended and promoted for use at fixed locations using WiFi hotspots or similar limited radius wireless technologies where those services are not for communication between individuals or groups of individuals (other than instant messaging as part of an internet services provider's service to subscribers of a fixed network internet service provider service); using the marks on mobile communications products such as handsets, associated devices or accessories, on associated software applications; on certain non-physical content that is capable of being received or delivered over a mobile network, provided that in relation to any music and third party content any use of the marks in respect of the retailing of those products is subject to any arrangement that VMTL has with Virgin Retail Limited and/or Virgin Retail Group Limited and VMTL may not use the marks in respect of operating a radio or television broadcast service; and other non-mobile telecommunications services but only where such services are ordinarily associated with mobile communication services and are provided or offered for sale together with any of those services and only with the consent of VEL. The Virgin Mobile Licence Agreement also covers use of the brand for associated services, such as: internet access; subject to VMTL obtaining the consent of Virgin Money, to insurance services relating to handsets and other devices (and by a side letter Virgin Money has given such consent for a period of 12 months in relation to mobile handset insurance); electronic payment mechanism services which are not banking services; interactive services; e-mail and information services and for the provision of an internet portal to provide access to VMTL's services.

Under the Virgin Mobile Licence Agreement, VMTL may sell licensed products or services (both Virgin Mobile branded and other third party equivalents) under the Virgin Mobile brand in third party retail outlets, on-line, through the internet, telesales, mail order and through Virgin Mobile branded retail outlets (either freestanding or as a concession in another retail unit), provided that VMTL may not sell mobile radio telecommunications services provided by a third party and sold under a third party brand in stand alone Virgin Mobile retail outlets except with the consent of VEL. In VMTL's licensed territory, VEL must not use itself or grant any third party other than VMTL, Virgin Retail Group Limited or Virgin Retail Limited the right to use the marks in respect of the marketing or supply in physical retail outlets of mobile radio telecommunications services provided by any third party and sold under that third party brand.

VEL is granted a non-exclusive licence to use the V Marks in relation to the licensed activities outlined above provided that any such use is in association with the Virgin Mobile Marks, any use of the stylised letter V shall be in a manner which has been approved by VEL and any use of certain of the marks relating to the VFestival shall only be used in promotional materials relating to the VFestival.

VMTL undertakes to use the Virgin name for the term of the Virgin Mobile Licence Agreement in relation to the provision of services representing a substantial part of any one of the exclusively licensed mobile radio telecommunications services unless use of the Virgin name is likely to harm VMTL's business. VMTL's use of the marks is subject to VEL's trade mark guidelines which may be amended from time to time by VEL. VMTL agrees to ensure that the goods and services to which the marks are applied are of a style, appearance and quality appropriate to maintain the value and reputation of the marks. VEL undertakes that it shall, at VMTL's request and at VMTL's expense execute any document which may be required to allow the recording of the rights granted to VMTL under the Virgin Mobile Licence Agreement. VMTL agrees that it will not, during or after termination of the Virgin Mobile Licence Agreement, apply for any trade mark, copyright or analogous right which is identical with or similar to the marks or which otherwise incorporates the Virgin name in any country without the consent of VEL. VEL has the exclusive right to take action in respect of infringement of the marks, except that where it fails to take such action and such failure would have a material adverse effect on VMTL, then VMTL may take such action and agrees to indemnify VEL against all losses in respect of such action.

VMTL is granted the right to use certain domain names registered in the name of VEL. VMTL is granted the non-exclusive right to use the domain name virginmobile.com and is granted the exclusive right to use certain domain names which comprise or are similar to the Virgin Mobile Marks including the URL www.virgin.com/mobileuk. The site hosted at the URL www.virginmobile.com is shared with other VEL licensees who are licensed to use the Virgin

Marks and Virgin Mobile Marks in Australia and the United States. See —Relationship Agreement for an explanation of the arrangements in place with VGIL for control of the content and linking to these sites.

Under the Virgin Mobile Licence Agreement VEL is restricted from using itself or granting to any third party the right to use any of the Virgin Marks, the Virgin Mobile Marks or the V Marks licensed to VMTL in relation to any of the activities exclusively licensed to VMTL in the licensed territory. VEL is also restricted from using itself or granting to any third party the right to use the "Virgin Mobile", "Virgin Xtras", "Virgin Mobile Bites" or "Virgin Mobile Louder" marks in the licensed territory, except to the extent that other licensees of those marks are permitted to use them in relation to the provision of roaming services. VEL is restricted from using itself or granting to any third party the right to use the marks "Virgin Telephone" and/or "Virgin Telecom" within the licensed territory. VEL is restricted from using itself or granting to any third party the right to use the letter "V" in front of the word "mobile" or "xtras" or any words which are suitable to describe the activities licensed to VMTL including "Vtelephone" or "Vtelecom".

There is an express preservation of the right of other Virgin companies to use the Virgin brand to promote their goods over mobile telephone networks, to provide internet access services for fixed network internet service provider subscribers which can be accessed via mobile telephone networks and to allow other VEL licensees operating aeroplanes, trains and ships to provide telecommunications services to their passengers through equipment physically integrated into those vehicles.

VMTL is entitled to grant sublicenses only to affiliates and to permit manufacturers, re-sellers and suppliers to use the marks in relation to the services they provide to VMTL or in promoting VMTL's products and services provided that such parties agree in writing to be bound by terms equivalent to the relevant obligations under the Virgin Mobile Licence Agreement. VMTL has agreed to indemnify VEL against any damage caused to the marks or VEL by any such third party. VMTL may also assign the Virgin Mobile Licence Agreement by way of security (provided notice is given to Virgin). VMTL may also exercise its right to an assignment of the Virgin Mobile marks from VEL to VMTL together with the goodwill associated with such marks in the licensed territory in certain circumstances (provided that such assignment shall not apply in respect of any community trade marks unless VMTL is the only licensee of such marks), such as a failure by VEL to pay trade mark renewal fees, loss of the licence (other than through the fault of VMTL) or if VMTL has reasonable grounds for believing the brands are likely to be assigned without the purchaser being bound by the Virgin Mobile Licence Agreement.

RETAIL STORES AGREEMENT

Virgin Retail Group Limited and Virgin Retail Limited entered into a Retail Stores Agreement with VMTL in October 2003 pursuant to which we have the right to advertise, promote and sell our products and services in specified Virgin Megastores in the United Kingdom. The agreement was recently amended and restated with effect from 1 April 2004.

Under the Retail Stores Agreement, VMTL is entitled to occupy a dedicated space in which to advertise, promote and sell our products and services in specified Virgin Megastores currently and in certain other Virgin Megastores, once converted to accommodate such designated space. Together, these comprise almost all the Virgin Megastores. In relation to these dedicated spaces, VMTL is solely responsible for deciding which of our products and services to promote and sell, for the method of sale and promotion (provided that such method is aligned to Virgin Retail Limited's method), for the recommended retail prices of the products and services and for the ordering, stocking, sale, returns and customer service relating to our products and services. In accordance with this agreement, our products are currently sold in 67 Virgin Mobile concession stores within Virgin Megastores, and we intend to improve the effectiveness of our presence in Virgin Megastores through the use of additional Virgin Mobile concessions.

Other than in relation to airtime vouchers, Virgin Retail Group Limited and Virgin Retail Limited have agreed that they and their subsidiaries will not, during the term of the Retail Stores Agreement, sell or otherwise be concerned with mobile phones, SIM cards and related accessories in the United Kingdom other than those supplied by us and, for so long as they own, lease or occupy the Virgin Megastores, will not use Virgin Megastores in connection with the sale of mobile phone products in the United Kingdom. VMTL, Virgin Retail Group Limited and

Virgin Retail Limited are entitled to sell airtime vouchers of mobile network operators or service providers other than us in Virgin Megastores, subject to certain conditions. Those conditions include us managing the supply relationship with the third parties and deciding which airtime vouchers are sold.

VMTL pays Virgin Retail Group Limited an annual fee under the Retail Stores Agreement of £2.6 million plus VAT in equal monthly instalments. The fee can only be increased or decreased in specified circumstances relating to an increase in the number of Virgin Megastores in which we operate or a decrease in the number of Virgin Megastores covered by the Retail Stores Agreement. In respect of the sale of airtime vouchers, VMTL has agreed to pay Virgin Retail Group Limited an amount equivalent to 50% of the margin from time to time obtained by VMTL, which sums are set off monthly. VMTL also pays Virgin Retail Group Limited an annual volume bonus related to the number of people to whom a SIM card has been issued or sold in the stores (that are the subject of the Retail Stores Agreement) and who have transmitted or received a communication over the telecommunications network we use.

The Retail Stores Agreement remains in force until 31 March 2009 unless terminated earlier in accordance with its terms. There are termination rights in relation to, among other things, breach of the terms of the agreement and the occurrence of certain insolvency events.

LICENCE TO OCCUPY AT LEICESTER SQUARE

Voyager Group Limited, a Virgin Group company, has granted VMTL a non-exclusive licence to occupy part of the 5th floor of the Communications Building, 48 Leicester Square, London WC2. Under the licence VMTL is entitled to use the premises as offices in connection with its own business only. VMTL pays Voyager Group Limited a monthly licence fee of £20,020 plus VAT and also various service costs. The licence can be terminated on twelve months' notice by us and terminates automatically on 1 March 2008.

OUR TSA WITH T-MOBILE

We commenced operations as a joint venture between T-Mobile and Virgin in November 1999. As part of the joint venture arrangements, T-Mobile made certain loans to VMTL (for details of these loans please see note (25) to the Accountants' Report on VMTL contained in Part IX: Accountants' Reports and paragraph 18 under Part XII: Additional Information). The loans were repaid on 5 July 2004 using funds provided to VMTL by way of subscribed share capital, the subscription for which was funded by VMGL through amounts drawn under our New Credit Facility.

There have been various disputes involving VMTL, certain T-Mobile group companies and certain Virgin Group companies. These disputes were settled in January 2004. Details of these disputes are set out in paragraph 22 under Part XII: Additional Information. At the time of the Settlement, T-Mobile and VMTL agreed to terminate the former telecommunications supply agreement and enter into the Telecommunications Supply Agreement with T-Mobile dated 29 January 2004 (the **TSA**) described below. Separately, Virgin Group companies also acquired T-Mobile's shareholding in VMTL. As part of the Settlement, a Virgin Group company agreed to make certain further payments to T-Mobile, not to exceed an aggregate of £100 million, following the occurrence of certain events including the admission to listing of Virgin Mobile or the sale of its business and assets as a going concern to a third party. Subsequently Virgin Group and T-Mobile have entered into alternative arrangements under which a Virgin Group company will make a £50 million payment to T-Mobile in satisfaction of all such payment obligations under the Settlement. These alternative arrangements are not conditional on Admission and involve no payment obligation on the part of Virgin Mobile (other than the repayment of the T-Mobile Loan which has now been satisfied).

We currently provide services to our customers utilising T-Mobile's network under the TSA. We rely on T-Mobile to supply us with certain customer and customers' usage information that we use to calculate the principal non-financial operating data which are used to manage our business.

The TSA sets out the terms on which T-Mobile supplies to us the mobile telecommunication and certain other services we use to provide services to all of our customers.

The principal financial effect of the TSA when compared with our former telecommunications supply agreement with T-Mobile, which was terminated in connection with the Settlement (see paragraph 22 under Part XII: Additional Information), is that our turnover under the TSA is generated by T-Mobile passing through the revenue it receives in respect of inbound calls received by our customers whereas, under our former agreement, T-Mobile paid us MSC (see Part XIII: Definitions) which was not based on inbound call revenue generated by our customers (See Part X: Unaudited Pro Forma Financial Information).

SCOPE OF SERVICES

The services provided by T-Mobile under the TSA include telecommunication services (which allow our customers to use T-Mobile's mobile network), payment services (which allow crediting or debiting of amounts to a customer's account) and charging functionality (being functions which permit the calculation of charges under the relevant tariff for services provided to a customer, which can then be applied to the customer's account). T-Mobile also provides certain other services under the TSA, such as allocation of numbers, customer provisioning, interconnection of our customers' calls with fixed and other mobile networks and international roaming services.

The telecommunication services to be provided by T-Mobile under the TSA cover both existing voice and non-voice services using GSM technologies and future non-voice telecommunications services, including those using GPRS (2.5G) and UMTS (3G) technologies, but do not include other services or functionality, in particular, wireless LAN services (also known as WiFi) or access to T-Mobile's "t-zones" Portal (although we are entitled to certain functionality relating to services provided through such Portal). See —Future Services below for further detail on the introduction of new services.

The payment services to be provided by T-Mobile do not include credit card, banking or e-money services. T-Mobile also provides related support services, including pre-pay rating and charging, fault management, security and data feeds. Within certain limits, we are able to obtain the

telecommunication services on either an "End-to-End" or "Bearer only" basis. An End-to-End service effectively means that T-Mobile provides all the elements necessary for us to deliver our service to a customer. For a Bearer only service T-Mobile provides only the core network element of the service and we are free to combine this with certain of our own or third party suppliers' systems and functionality in order to deliver a service to a customer. Where we receive a service on a Bearer only basis, we have a general right to interface our or third party technology to the T-Mobile network, on conditions including that such technology is able to function without substantial modification of T-Mobile's core network and that the technology to be connected does not constitute certain specified telecommunications network equipment (including mobile switching centres, base stations, and home and visitor location registers).

In addition to the services described above, we also have the right to take advantage of an agreement between T-Mobile and O_2 (another UK mobile operator) that, if the relevant provisions are implemented, would allow T-Mobile's customers to roam onto certain parts of the 3G network of O_2. This agreement was submitted for clearance by the European Commission in respect of potential infringement of competition law. A decision by the European Commission of 30 April 2003 gave clearance in respect of the national roaming aspect, but only for a limited period of time. The effect of this is that, unless the duration of that clearance is extended, national roaming under this agreement is likely to be available only for a limited period of time. If these national roaming arrangements are implemented between T-Mobile and O_2, the TSA provides that our 3G customers will be permitted to use the 3G network of O_2 in certain areas of the country in the same way as T-Mobile's own customers. This applies in certain medium-density urban areas and the lower-density (but not lowest-density) population areas where (under its agreement with O_2) T-Mobile would generally not build its own 3G network. Any charges incurred, or revenue received, by T-Mobile solely pursuant to its agreement with O_2 in respect of national roaming by our customers will be paid, or received, by T-Mobile and then we pay or receive in turn a proportion of those charges or that revenue received, based on the usage of this national roaming facility by our customers (subject to a maximum net payment or receipt by us in any calendar year of £5 million). See Part I: Risk Factors—The TSA with T-Mobile may limit our service offerings and/or adversely affect our performance.

We rely on T-Mobile and T-Mobile's arrangements with third party mobile network operators overseas to provide our customers with international roaming services. Under the TSA, subject to T-Mobile using its reasonable endeavours to preserve the extent of coverage provided by its international roaming agreements and to its providing the benefit of those agreements to our customers who receive services equivalent to those supplied by T-Mobile to its customers, there is no obligation on T-Mobile to enter into or continue to be a party to any international roaming agreements in relation to specific geographic areas.

Under the TSA, T-Mobile is expressly obliged to provide us with certain specific services which we make use of to allow us to comply with certain of the specific regulatory requirements imposed upon us. See Part IV: Regulation. In respect of our regulatory obligations in general, T-Mobile is obliged to provide all assistance and information and to take such action as we may reasonably request and which is reasonably necessary to ensure that we are able to comply with our legal and regulatory obligations to the extent our compliance is dependent upon T-Mobile.

FUTURE SERVICES

The TSA allows us to introduce new services which T-Mobile develops for use by its own pre-pay customers. For our existing customers, these will include non-voice services using GPRS (2.5G) and UMTS (3G) technologies. T-Mobile is required to supply those new services to us (if we request them) within three months (in the case of telecommunications services) after T-Mobile launches those services to its own pre-pay customers. After we and T-Mobile have implemented certain technological changes that support a contract offering to our customers, T-Mobile will be obliged to supply new services (including non-voice services using GPRS (2.5G) and UMTS (3G) technologies) provided to its own contract customers in the same three-month time frame. In addition, T-Mobile is required to provide support services reasonably necessary to enable us to launch those new services. We are, however, restricted from offering new services to our customers until three months after T-Mobile has launched them to more than a trial group or small number of its own customers.

If we request a new service from T-Mobile we are obliged to launch it, and if we fail to do so within a certain period we are obliged to make financial payments, subject to certain limitations, to T-Mobile, based on our forecast (as at the time of the request) of service usage by our customers of those new services.

If we fail to request a new service from T-Mobile (which T-Mobile develops for use by its own customers) within a certain period, we will be deemed to have declined the new service. In these circumstances, we can at a later stage request T-Mobile to supply the new service, in which case T-Mobile will supply the new service to us as a bespoke development, that is of the same type and that has the equivalent functionality and performance (but which is not necessarily functionally identical) to the service T-Mobile supplies to its customers. We would incur additional charges for this bespoke development.

If T-Mobile is unable to make a new service available to us by the scheduled delivery date which we agree with T-Mobile, we have specific remedies for that failure, including some financial payments, subject to certain limitations, by T-Mobile, based on our forecast of service usage by our customers of that new service.

In addition to existing services and (currently undetermined) future services, T-Mobile is obliged to deliver a number of "scheduled services", being future services for which we have already identified delivery dates, service specifications, usage forecasts and charges. Again, we have remedies, including some specified financial payments, subject to certain limitations, by T-Mobile based on our forecast of service usage by our customers of those scheduled services, where T-Mobile fails to deliver these services within the specified timescale. The anticipated delivery date for scheduled services may change before it becomes a definite delivery date with which T-Mobile must comply.

CHANGES AND DEVELOPMENT

The TSA contains processes for the introduction of changes to services being provided to us by T-Mobile from time to time. T-Mobile will, unless we request otherwise, implement these changes to the services it provides to us at the same time as it introduces such changes and makes them generally available to its own customers.

T-Mobile has agreed to provide us with certain bespoke development resources to make specific changes requested by us to T-Mobile's technology or for the development of interfaces to systems we wish to use (for example, in relation to a Bearer only service, or a specific development initiated solely by us). T-Mobile has committed to ensure that a minimum level of development resource is made available to us each year. The level of resource varies according to the amount we have spent on network services we have received from T-Mobile in the previous year.

T-Mobile has the right to withdraw a service that it provides to us in specified circumstances, for example where it withdraws the service from its own customers, or replaces a service with a new service that it also offers to us and where it has offered that new service to us on reasonable terms. T-Mobile is required to follow a specific consultation process with us before doing so. In certain circumstances we have the right to require T-Mobile to continue providing a service to us instead of withdrawing it, but we are obliged to pay T-Mobile's costs of doing so, plus a percentage margin, which together may be more expensive than the previous charges for that service.

T-Mobile also has the right at any time and without liability towards us to suspend a service (or part of a service) provided to us if, for example, T-Mobile is obliged to do so to comply with any statute or regulatory authority, or if the quality of the services or operation of the network is materially adversely affected or unlawfully interfered with due to any act or omission by us or the use of any handset equipment by one of our customers, or of any network connected equipment supplied by us or if the receipt of services is infringing the intellectual property rights of a third party. In such cases we remain liable for all charges properly applicable (which are not based on usage) during the period of suspension, but T-Mobile is obliged to use all its reasonable efforts to suspend the service only to the extent and for the duration that is required to solve the relevant problem, and T-Mobile shall not suspend the service where it would not suspend services in similar circumstances involving its own customers.

If certain changes of law (including competition or telecommunications regulation) occur, the TSA provides that the parties shall seek to re-negotiate the TSA. If the parties do not agree, their proposals will be submitted to mediation or arbitration for final determination. The re-negotiation or determination will have the objective of ensuring that, as far as possible, the TSA retains the same commercial effect between the parties. See Part IV: Regulation.

SERVICE QUALITY

Only certain key elements of the services that T-Mobile provides to us are subject to "service levels", which are quality of service measures that T-Mobile is contractually required to meet. Other service levels are included for information only. The service levels will take effect from 29 July 2004 (six months after the TSA was signed) and in some cases the service levels are still being defined and measurement systems are being implemented by T-Mobile. If T-Mobile fails to meet these service levels, it is required to use reasonable endeavours to remedy the failure, including implementing an agreed remedial plan under the TSA. We also have a right to claim damages from T-Mobile for certain service failures relating to specified key service levels which constitute a "significant performance breach" by T-Mobile, subject to provisions in the TSA regarding overall caps on liability, and in some instances a right to terminate the contract. Please see also —Liability and—Term and Termination below. In addition to the obligation to meet these service levels, T-Mobile must comply with a "non-discrimination" obligation, which requires that the telecommunication services provided to us are of equivalent levels of quality and performance to those provided to T-Mobile's own customers in comparable circumstances. We will also be relieved of any obligation to pay T-Mobile charges for our customers' usage of T-Mobile's services where T-Mobile's failure to supply us with a customer payment service causes us to be unable to bill our customers for that usage.

So that T-Mobile can plan its network capacity requirements, we are required to provide T-Mobile with regular detailed forecasts of the usage we expect to make of services under the TSA. For services which are operational at any time (including future services once operational), if we under-forecast our customer numbers or outbound voice call requirements by more than 25% in any twelve month period and this under-forecasting leads to a material impact on the quality of particular elements of T-Mobile's service, then T-Mobile will not be obliged to meet service levels relating to those elements of its service for the whole of the twelve month period to which the forecast relates.

For new services being developed, we provide forecasts during the development process of the usage we expect to make of the service during the first twelve months following its introduction. The TSA provides for the suspension of service levels for a new service for the twelve months following its introduction if we materially under-forecast our expected usage of that service and this leads to a material impact on the quality of service provided by T-Mobile. If we over-forecast our expected usage, we are obliged to make specified financial payments to T-Mobile relating to the extent of our over-forecast during the first three months following introduction of the service where our over-forecast leads to T-Mobile incurring material additional costs.

CHARGES

In general, we pay usage-based charges on a monthly basis to T-Mobile for the services that are currently provided to us and will do so for the "scheduled services" that T-Mobile is obliged to provide us in the near future. Such usage-based charges are calculated using a rate per unit (for example per minute or per SMS message) multiplied by the applicable volume of network traffic generated by our customers. Such monetary rates per unit, or the structure for calculating them, are specified in the TSA, with the exception of third party interconnect and roaming rates where the actual costs incurred by T-Mobile relating to our customer's usage are charged to Virgin Mobile. There are some services that cannot be measured by traffic volume usage, such as development work, which are charged on a cost-related basis of agreed day-rates for the individuals performing the development work. In the case of development work for Bearer only services, we are required to pay T-Mobile's additional capital costs associated with building interfaces and providing connectivity with us or other technology suppliers. There are also a number of other charges which are not significant and which are not based on usage and do not relate to development work (for example, charges relating to content provided to us by T-Mobile, the costs incurred by T-Mobile (over given thresholds) of porting out our customers to an alternative service provider, the costs of providing information to statutory authorities, and the

costs (over a certain threshold) of T-Mobile's assistance to ensure our compliance with laws and regulations).

For undetermined future services which T-Mobile may provide us, the precise rates per unit we must pay have not yet been agreed. However, the structure for calculating those rates has been agreed and those rates will be applied on a usage basis. The rates that are calculated in accordance with the agreed structure is one of the factors that may mean that the profitability of these future services could be lower than that for existing services. See Part 1: Risk Factors.

The usage-based charges or structure for calculating such charges for current, future "scheduled services" and undetermined future services are determined for the term of the TSA. The TSA provides for certain of the usage-based charges to increase or decrease over the life of the contract. For example (in relation to voice and SMS services, which have historically comprised the most significant elements of our costs) the TSA provides that the rates payable by us for outbound voice services decrease over time, while the rates payable by us for inbound voice service and inbound and outbound SMS messages increase over time, in each case by different fixed amounts at individual pre-determined intervals (but without a volume discount). However, the overall level of charges which we will be required to pay T-Mobile over the life of the TSA will be a function not only of the level of such per unit rates, but also other variables, including changes to the interconnect and roaming rates agreed by T-Mobile with other operators and the network traffic usage profile of our existing and future customers (including the split between voice and SMS, usage of scheduled future and undetermined future services (including 3G voice and data services) and call destinations in relation to the use of each of these services). The overall level of charges may also be impacted by the fact that some of the charges may be increased by T-Mobile by specified percentages for a twelve month period where the amount we spend on network services from T-Mobile falls below a specified threshold in the previous twelve month period. In particular, for every £2 million (or part thereof) by which the amount we spend on network services from T-Mobile in any one year is less than £60 million (except 2004, where the threshold is £55 million), T-Mobile will be entitled to increase listed charges payable by us to T-Mobile by 1% (or proportionate part thereof) for the next year (but only for that year), subject to an overall maximum by which T-Mobile may increase all the listed charges of up to 20%. At the rate we are currently spending on network services from T-Mobile since the TSA was signed, the amount we expect to pay to T-Mobile over a twelve month period is significantly higher than the relevant threshold.

T-Mobile passes through to us the inbound revenue that it receives from third parties (excluding T-Mobile and Virgin Mobile customers) for calls made, or messages or data sent, to our customers. Regulation of the level of these charges for voice calls is discussed in Part I: Risk Factors and in Part IV: Regulation.

The TSA gives us rights to audit T-Mobile's relevant records (subject to certain time and other limitations, including completion of a dispute resolution process and use of T-Mobile's own external auditor) to verify that charges invoiced to us and payments made to us, have been properly calculated.

BRANDING AND RESALE

The TSA contains provisions regarding the branding which is to be attached to the services T-Mobile provides to us and which we provide to our customers. In general, T-Mobile is required to provide services to us without the attachment of the T-Mobile brand or other brands (i.e. on a white-label basis).

In addition, in some cases, we can request that a service which T-Mobile provides to us should carry our own branding.

However, for certain services provided on an end-to-end basis, in the event that it is not technically and commercially feasible for T-Mobile to provide services on a white-label basis, there are provisions in the TSA to restrict the way in which the T-Mobile brand is presented to "powered by T-Mobile", or such other branding as is agreed by us.

In turn, we are only permitted under the TSA to provide services to our customers using T-Mobile's network if those services are provided using the Virgin brand, although this does not

apply to content services, or where T-Mobile's consent has been given. Our relationship with Virgin and our dependence on the Virgin brand is discussed in Part I: Risk Factors and —Relationship with Virgin Group above.

In addition to these rules on branding, each party has licensed to the other the use of certain intellectual property rights, including trade marks, for limited purposes and subject to usage guidelines. These licences are subject to normal warranties and indemnities. See—Liability below.

SIM CARDS

The TSA contains detailed provisions regarding the sourcing of SIM cards for use by our customers. We may either purchase these directly from certain third party suppliers who meet specified criteria (two have been named in the TSA) or via T-Mobile (acting as our agent). T-Mobile is required to provide our third party suppliers with the technical data necessary for the production of SIM cards, and we are required to meet T-Mobile's reasonable network integration and compatibility requirements regarding technical specification of SIM cards. In some situations, we are obliged to indemnify T-Mobile for damage and loss to T-Mobile resulting from the performance of any SIM card or the effect of any SIM card on T-Mobile's services (other than losses or costs incurred or damages resulting directly from an error or omission in T-Mobile's network integration and compatibility requirements, and T-Mobile is obliged to indemnify us in respect of losses or costs incurred as a result of SIM card performance failures resulting from errors or omissions in these requirements). The TSA also contains processes for ordering SIM cards and the approval of new third-party SIM card suppliers.

OUR RIGHT TO USE OTHER NETWORKS

Under the TSA, we are not prohibited from obtaining the services we are entitled to receive from T-Mobile from other network operators or suppliers. However, we are prohibited from offering our customers a service which includes, in the same bundle, services provided by other UK mobile network operators with those provided by T-Mobile.

We (and our third party suppliers) are also not entitled to connect certain specified telecommunications network equipment (including mobile switching centres, base stations, and home and visitor location registers) to T-Mobile's network.

If we needed to move the services supplied to a significant number of our customers away from T-Mobile to another network operator, we would incur costs in replacing those customers' SIM cards and would be obliged to pay sums to T-Mobile for implementing number portability for those customers. See also—Consequences of Termination—Customer migration plan below.

The risks associated with our dependence on T-Mobile and the TSA and the risks associated with seeking to obtain additional or replacement services from an alternative network operator are explained in more detail in the Risk Factors section.

TERM AND TERMINATION

The term of the TSA continues indefinitely until it is terminated. Either party may terminate it at will by giving not less than two years' notice of termination becoming effective no earlier than 29 January 2014.

Either party may terminate the TSA with immediate effect if: (i) the other party fails to pay any sum due following expiry of a given period and the conclusion of applicable dispute resolution procedures; (ii) the other party enters into liquidation (except for the purposes of a solvent amalgamation or reconstruction) or makes an arrangement with its creditors (except for the purposes of a solvent amalgamation or reconstruction) or becomes subject to an administration order or a receiver or administrative receiver is appointed over all or any of its assets or ceases trading or is dissolved; or (iii) the other party commits a material breach of the TSA and has failed to remedy that breach within a specified period.

We have the right to terminate the TSA if (i) any single failure to meet specified key service levels, or aggregated repetitive failure in respect of the same service, subject to the same specified key service levels, by T-Mobile causes or is likely to cause us loss or damage (excluding loss relating to our brand or Virgin's brand) in excess of £10 million over a twelve month assessment period; or (ii) any failure by T-Mobile to deliver any of the scheduled services

and/or failure to deliver any of the new services, in each case within six months after the relevant ready-for-use date, causes or is likely to cause us loss or damage (excluding loss relating to our brand or Virgin's brand) in excess of £10 million as a direct result of the failure to deliver any or all of such services ("a significant performance breach"). However, T-Mobile is under an obligation to use reasonable endeavours to remedy any such service failures and we may not exercise this right of termination while T-Mobile is performing a remedial plan agreed in good faith.

If the manner in which we use the "Virgin" brand or our brand (which could include use by T-Mobile of these brands or other acts or omissions by T-Mobile) is reasonably likely to be materially damaging to the goodwill in the "Virgin" and "Virgin Mobile" brands, or materially disparaging to the reputation of VEL, and that damage is not remedied promptly, VEL can terminate our right to use the "Virgin" and "Virgin Mobile" brands. As described in "Branding and Resale" above, we are required to use the "Virgin" brand in providing services to our customers using T-Mobile's network. If our licence to these brands was terminated, we would need to seek T-Mobile's consent in order to continue to provide services using T-Mobile's network.

We also have the right to terminate the TSA if, as a result of third party claims against T-Mobile for infringement of intellectual property rights which affect (other than immaterially) the receipt and use of the services procured by us from T-Mobile, T-Mobile fails to modify or substitute the services affected (to avoid infringement) or fails to procure a licence for us to use the intellectual property rights which are alleged to be infringed, by the earlier of (i) a court order being issued restricting our receipt or use of the services; or (ii) the date on which T-Mobile suspends or otherwise interrupts its supply of services to us, provided the suspension or other interruption in supply of services from T-Mobile to us significantly impairs our ability to supply services to our customers.

T-Mobile may terminate the TSA by notice in writing with immediate effect if a competitor of T-Mobile acquires control of us, while we have a corresponding right to terminate if any third party acquires control of T-Mobile, in each case provided that right is exercised within three months of becoming aware of the change of control.

A "competitor" of T-Mobile is defined in the TSA as meaning one of a list of named entities (being Hutchison 3G, Telefonica, TIM, DoCoMo and KPN), or any member of their respective groups of companies, or any fixed or mobile operator in the United Kingdom which is a member of a group whose turnover from telecommunications services is in excess of £500 million per annum (which would include Vodafone UK, O_2 and Orange UK).

A "change of control" is defined in the TSA as being, in respect of a party (either T-Mobile or us), the replacement of the person that holds control (either directly or indirectly) over that party. A person (the "controlling person") is deemed to control a party if it directly or indirectly (a) holds more than 50% of the equity share capital of the other party; (b) holds (or has or controls a right to control the exercise of) a majority of the voting rights in the party; (c) is a member of the party and has or controls the right to appoint or remove the majority of its board of directors; or (d) otherwise exercises influence over major strategic and management decisions; or (e) as a result of a merger, takeover, combination or consolidation, such party becomes merged, taken over, combined or consolidated with the controlling person, or with its holding company in such a way that one or more of the changes described in (a) to (d) occurs. However, the TSA expressly provides that any initial public offering on an exchange (including a dual listing) or an initial listing anywhere in the world of T-Mobile or us, or of a person that holds control (either directly or indirectly) of T-Mobile or us shall not constitute a change of control.

T-Mobile may also terminate the TSA on not less than 60 days' written notice if the fees we spend on services from T-Mobile are less than £20 million in any contract year (see—Charges above).

Furthermore, either party may terminate the TSA if the regulator has imposed requirements on or withdrawn authorisation from T-Mobile, which renders it impossible for T-Mobile to offer us services over the network. However, if T-Mobile is still able to provide any services to us under the TSA (notwithstanding the relevant direction from the regulator), T-Mobile is required to do

so to the extent possible and is not entitled to terminate the TSA in respect of those services. See also Part I: Risk Factors and Part IV: Regulation.

CONSEQUENCES OF TERMINATION

Post-termination service periods

T-Mobile is obliged, in certain circumstances, to continue to provide the services to us for a specified "post-termination service period" at higher (sometimes significantly higher) charges, provided we maintain a minimum level of active customers using T-Mobile's services. However, T-Mobile is not obliged to undertake new development work or deliver new services during this post-termination service period.

The standard length of the post-termination service period is 24 months, but it varies according to the reason for termination.

If the TSA is terminated by either party at will by giving not less than two years' notice of termination (becoming effective no earlier than 29 January 2014), T-Mobile is obliged to continue providing the services to us up to and including the termination date identified in the termination notice.

If the TSA is terminated because T-Mobile is unable to operate the network as a result of regulatory requirements, there is no post-termination service period. See Part 1: Risk Factors and Part IV: Regulation.

If the TSA is terminated where we have failed to pay any sum due following expiry of a given period and the conclusion of applicable dispute resolution procedures, or for our material breach of contract or because of an insolvency-related event, the post-termination period is six months. However, in the case of termination because of an insolvency-related event, the obligation on T-Mobile to continue to provide services during this period is dependent upon us providing payment protection for ongoing services.

If the TSA is terminated for a significant performance breach by T-Mobile or because a suspension or other interruption in supply of services from T-Mobile to us significantly impairs our ability to supply services to our customers, the post-termination service period is 24 months.

If following the listing contemplated by these listing particulars there is a change of control of us which results in us being controlled by a competitor of T-Mobile (see the definitions of "competitor" of T-Mobile and "change of control" above) and that competitor has not obtained any of the shares or votes or other interest which gives rise to the change of control directly from us, or directly from any member of the Virgin Group, or from any intermediate party or parties as part of any related transaction or series of related transactions entered into by any member of the Virgin Group involving sales of shares in us in circumstances in which the economic effect is that any member of the Virgin Group realises value in us pursuant to that related transaction or series of related transactions, the post-termination period is two years from the date of notice of termination.

If there is any other change of control of us which results in us being controlled by a competitor of T-Mobile other than as set out above and T-Mobile terminates within the first two years of the TSA, there is no post-termination service period. However, subject to certain exceptions and until 29 January 2006, Virgin Group has agreed during this period that it will not, and will procure so far as it is able to do so that its associates will not, do anything which would (and will exercise their voting rights at our general meetings to vote against any resolution the passing of which would) result in T-Mobile having the right to terminate for this reason, see —Relationship Agreement. If T-Mobile terminates for this reason between years two and five of the TSA, the post-termination service period is one year. If T-Mobile terminates for this reason after the fifth year, the post-termination service period is two years, and we are required to pay higher charges for services in the second year of the post-termination service period.

In addition, if the reason for termination is because a competitor of T-Mobile has acquired control of us, regardless of how it acquired that interest, there are also restrictions on our

ability to sign up new customers to the services provided by T-Mobile during the post-termination service period.

If T-Mobile terminates because the fees we spend on services from T-Mobile are less than £20 million in a contract year, the post-termination period is two years.

Where we terminate the TSA, including for T-Mobile's material breach of contract, insolvency-related event or change of control, T-Mobile is obliged to continue to provide the services under the terms of the TSA for two years from the termination date specified in the notice.

In addition, following termination and any post-termination service period (but not where the reason for termination is because a competitor of T-Mobile has acquired control of us), if we maintain a minimum level of 100,000 active customers, T-Mobile must (if requested) continue to supply certain operational services to us for at least one further year at higher charges (for example, we may be responsible for T-Mobile's costs of implementing changes required on a time and materials basis).

Customer migration plan

The TSA provides that the parties will, at their own cost, and within one year after 29 January 2004, agree the high level details of a customer migration plan, and update it regularly, on at least an annual basis, to ensure that it can be implemented in a timely manner, in the event of termination of the TSA. This plan will detail the necessary steps required to migrate our customers to an alternative network service provider.

Where either party gives written notice to terminate the TSA, T-Mobile is generally obliged to provide all necessary resources to assist us to finalise the customer migration plan, to agree the plan with us within three months of the date termination notice is served or as otherwise agreed; and to provide the resources, systems, processes and interfaces reasonably required to implement the plan, in each case at our cost. Where T-Mobile is obliged to co-operate with us to produce and implement a customer migration plan, implementation of this plan may therefore continue beyond the effective date of termination.

However, where T-Mobile terminates within the first two years of the TSA because a competitor of T-Mobile has acquired control of us (by obtaining any part of the controlling interest in us from a member of the Virgin Group), there is no post-termination service period (as described above) and thereafter T-Mobile will not be under any obligation to provide any services to us after the date of termination, unless the regulator (OFCOM, the Secretary of State or ICSTIS) requires the provision of services. ICSTIS is the regulatory body for premium rate services, described in Part IV: Regulation. However, subject to certain exceptions and until 29 January 2006, Virgin Group has agreed during this period that it will not, and will procure so far as it is able to do so that its associates will not, do anything which would (and will exercise their voting rights at our general meetings to vote against any resolution the passing of which would) result in T-Mobile having the right to terminate for this reason, see —Relationship Agreement. If T-Mobile terminates for this reason after the first two years of the TSA, T-Mobile is required only to use its reasonable endeavours to both agree and execute the customer migration plan.

LIABILITY

Under the TSA, there are circumstances in which we will not be able to recover from T-Mobile any losses arising from its performance failures, including where these are caused by events beyond T-Mobile's reasonable control ("force majeure"). For example, if T-Mobile is unable to provide services to us as a result of a shortage of power supplies or the failure of other telecommunications operators, T-Mobile will be relieved of its obligations to provide those services.

Under the TSA, we have agreed to indemnify T-Mobile against any liability arising from claims made by any of our customers against T-Mobile in relation to the provision of services by us to those customers (other than where caused by T-Mobile's negligence or breach or from physical damage caused by T-Mobile's network). We have also agreed to indemnify T-Mobile against any liability arising as a result of any infringement in the United Kingdom by us of any third party intellectual property rights or as a result of T-Mobile's use (in accordance with the terms of the

TSA) of our intellectual property rights. T-Mobile indemnifies us against any liability arising as a result of any infringement in the United Kingdom by T-Mobile of any third party intellectual property rights in connection with providing the services to us or for our use (in accordance with the terms of the TSA) of T-Mobile's intellectual property rights. These indemnities apply indefinitely but are subject to certain limitations as to amount, as set out below.

In certain circumstances we may be liable to T-Mobile for direct losses suffered or direct costs incurred by T-Mobile as a result of the performance of any SIM cards supplied to us by third parties, or as a result of the effect of such SIM cards on any of the services provided by T-Mobile to us or third parties (other than losses or costs incurred or damages suffered resulting directly from errors or omissions in T-Mobile's network integration and compatibility requirements in respect of which T-Mobile shall indemnify us). The parties have agreed that this liability as well as certain other liabilities (including under the indemnities described above and for breach of contract) shall be limited as to amount, as set out below.

The effect of these limitations on liability is that, except in cases of reckless or gross negligence or wilful misconduct (which includes an intentional act by T-Mobile resulting in discontinuance, withdrawal or refusal to supply in accordance with the TSA a service that is of a defined level of materiality to our business) we may not be able to recover the full extent of our losses from T-Mobile where T-Mobile has breached its obligations to us. The limitations of liability (except in cases including reckless or wilful misconduct or gross negligence) prevent us from recovering some types of losses (including loss of profit, anticipated savings and indirect and consequential losses) at all, and include an overall financial cap on aggregated liability in any one contract year of either (i) £10 million or (ii) 15% of the amount we spend on network services from T-Mobile in the twelve month period preceding the event giving rise to liability (and in the first year of the TSA, 15% of the total charges (excluding interconnect charges) paid under the previous TSA in the twelve month period prior to 29 January 2004), whichever is the lesser. As well as limiting the amounts we may recover from T-Mobile, these limitations, subject to similar exceptions, also apply to limit our liability to T-Mobile in most cases.

Other than in connection with the rights to use third party intellectual property (in respect of which mutual indemnities are given as described above) the TSA contains no express representations or warranties by either T-Mobile or us.

ASSIGNMENT AND SUB-CONTRACTING

The TSA contains a prohibition on either party assigning, novating, charging or sub-contracting the agreement without the prior written agreement of the other (not to be unreasonably withheld or delayed). It does, however, contain exceptions allowing either party to assign or novate the agreement within its corporate group.

We are also entitled to assign the TSA (in whole or in part) by way of security or otherwise charge any of our rights under the TSA for the purposes of any financing for the benefit of us and our subsidiaries only. However, if the assignee (or any subsequent assignee) assigns the TSA to a competitor of T-Mobile (as defined above) or appoints a competitor of T-Mobile to manage the TSA on its behalf or otherwise provides the benefit of the terms of the TSA to a competitor of T-Mobile, T-Mobile will have the right to terminate the TSA as if there were a change of control (as described above).

RELATIONSHIP MANAGEMENT AND DISPUTES

In order to ensure effective management of the parties' performance of the TSA, it contains detailed governance procedures. These include the appointment of a contract manager by each of the parties, and the establishment of three consultative "fora" including representatives of both parties. These fora have defined responsibilities for overall performance management, operational matters and contract management, including development work and changes to the contract. The TSA also includes dispute resolution mechanisms, designed to achieve mutually satisfactory resolution of any contract disputes that may arise.

PART IV REGULATION

INTRODUCTION

We are subject to regulation that applies to businesses in the United Kingdom generally, and also specifically to mobile communications service providers. The main legislation which regulates our provision of mobile telecommunications services, and the networks over which they are provided, is the Communications Act 2003 (the **Comms Act**). The Telecommunications Act 1984 and the Wireless Telegraphy Acts 1949–1998 are also relevant, as are laws which apply to industries other than mobile telecommunications, such as data protection, health and safety, but which have a particular relevance to our business. In addition, there are laws which apply to all businesses in the United Kingdom, but which do not have a particular relevance to our business, such as regulation of e-commerce, consumer protection, and general competition (antitrust) law, which are not discussed here.

LICENCES AND AUTHORISATION

The Comms Act—Authorisation and conditions of entitlement

Under the Comms Act, individual licences are no longer required by operators of telecommunications networks and providers of telecommunications services and associated facilities, except where they use radio frequencies (as discussed below). Instead any person is permitted to provide electronic communications networks, services and associated facilities, subject to compliance with the law and regulatory conditions provided for in the Comms Act and made by the regulator (including those known as "Conditions of Entitlement"). In some cases, such a provider may be required to notify the regulator that it provides such networks, services or associated facilities. The regulator under the Comms Act is the Office of Communications (**OFCOM**). The previous regulator for the telecommunications industry, under the Telecommunications Act 1984, was the Director-General of Telecommunications, known as OFTEL. The functions of OFTEL were transferred to OFCOM at the end of 2003.

As an MVNO, we are classified under the Comms Act as a provider of electronic communications services (rather than of electronic communications networks). As such, we must comply with a particular category of Conditions of Entitlement known as the General Conditions of Entitlement (**General Conditions**) which apply to the services we provide. We are also required to pay to OFCOM an annual administration charge (similar to a licence fee), calculated on our turnover relevant to our provision of electronic communications services.

The Comms Act gives OFCOM the power to set General Conditions. The General Conditions which OFCOM has set consist of 21 elements, of which the following are the most relevant:

- General Access and Interconnection (an obligation to negotiate connection to another network in the EU, which is only indirectly relevant to us, as we do not operate a network)
- Standardisation and Specified Interfaces (the obligation to use mandatory technical standards)
- Emergency Call Numbers (the obligation to provide free access to emergency call numbers (e.g. 999, 112)
- Operator Assistance, Directories and Directory Enquiry Facilities (the obligation to provide these to subscribers)
- Requirement to Offer Contracts with Minimum Terms (specifying matters which must be included in contracts with subscribers who are individual, non-business consumers)
- Transparency and Publication of Information (being information regarding pricing, tariffs and certain terms of subscriber contracts, which must be made available to all subscribers)
- Metering and Billing (requiring that bills be accurate, and that billing systems comply with specified technical standards)
- Itemised Bills (the obligation to provide itemised billing to customers)
- Codes of Practice and Dispute Resolution (an obligation to establish a complaints and dispute-resolution mechanism for small businesses and domestic customers)
- Special Measures for End-Users with Disabilities (an obligation to provide special assistance for disabled users, and to do so at standard prices)
- Allocation, Adoption and Use of Telephone Numbers (procedures relating to applying for and allocating telephone numbers to subscribers, and requirements to ensure that networks operate according to specified numbering standards)

- Number Portability (procedures to allow subscribers to retain their numbers when they change from one service provider to another, and to specify the charges which a provider may levy in respect of these procedures)
- Provision of Directory Information (an obligation to supply subscribers' directory information to third parties—subject to data protection laws)
- Non-Geographic Numbers (relating to the ability of end-users to access services with non-geographic numbers—e.g. "0800" free call numbers)
- Quality of Service (an obligation to publish service quality statistics, if requested by OFCOM)

There is a further General Condition, which relates to establishing procedures to restore service following a disaster, which is also expressed to apply to us. It requires that providers of electronic communications networks and services make arrangements for recovery of services following a disaster, on the request of emergency organisations or government departments. However we have not received any such requests and, in view of the approach taken by OFCOM and OFTEL to this issue, we do not expect to receive any such requests from OFCOM.

Our ability to comply with some of these General Conditions in some cases depends on T-Mobile. These include:

- The ability to call emergency numbers, free of charge, even for a pre-pay subscriber who has no available credit;
- Although we have our own billing systems, the data on which bills are created is provided by T-Mobile and therefore we are dependent on the accuracy of the data provided by T-Mobile;
- We depend on T-Mobile to provide the functionality for some of the special services required to be provided for disabled users, for example directory enquiries for the visually impaired, which we are obliged to provide free of charge;
- We can perform the administrative tasks associated with porting a telephone number either into or out of our subscriber base, but the technical aspects of this can only be done by T-Mobile; and
- We depend on T-Mobile for the provision of quality of service information relating to its network performance, which underlies our services.

Our TSA with T-Mobile provides for T-Mobile to undertake activities to assist us to comply with our regulatory obligations, as part of the services it provides to us. The relevant part of the TSA is summarised in Part III: Industry and Business—Our TSA with T-Mobile.

If we breach any of the requirements of the Comms Act, including the General Conditions which apply to us, a person affected by that breach would, with the consent of OFCOM, have the right to bring a direct action against us for any loss or damage suffered as a result. In addition, OFCOM may notify us that it believes we are in breach, and may impose enforcement notices, fines or ultimately may suspend or restrict our entitlement to provide an electronic communications service. If OFCOM brings an enforcement action, this also gives a person affected by a breach the right to bring an action against us for loss or damages, without needing OFCOM's consent.

Similarly, our ability to provide mobile communications services depends on the entitlement of T-Mobile, or any other mobile network operator on which we may in the future depend for the provision of mobile network services, to provide an electronic communications network. A breach by a network operator on which we depend of the Conditions of Entitlement which apply to it could also ultimately result in a suspension or restriction of its ability to provide the relevant network, services or associated facilities, which could in turn prevent or restrict us from providing our services.

OFCOM also has the power to determine that one or more providers of electronic communications networks or services has "significant market power" (i.e. is dominant) in a particular market. OFCOM then has the power to impose specific conditions on the conduct of that provider (**Specific Conditions**).

Under European legislation relating to a new European framework for regulation of the electronic communications sector (EC Framework Directive 2002/21/EC), the European Commission

conducted a review of product and service markets in this sector. Following its review, the Commission produced a Recommendation (C(2003)497) identifying voice call termination on individual MNO networks, call access and origination, and international roaming, as distinct markets. National regulators (including OFCOM) are required to have the utmost regard to this Recommendation in conducting national market reviews. Following its own subsequent review of markets in the United Kingdom, in December 2003 OFTEL notified the European Commission of distinct markets within the UK mobile market for access and origination of calls from mobiles, and for termination of calls to mobiles. In the case of termination of calls, OFTEL notified the European Commission that there is a distinct market for termination of calls on the network of each UK MNO, and has therefore determined that each UK MNO (including T-Mobile) has a monopoly (i.e. significant market power) in the market for termination of calls on its network. In February 2004 the Commission wrote to OFCOM regarding the OFTEL notification, and accepted that the definition of this distinct market is consistent with the Commission's view. Since we are not an MNO, this does not apply directly to us. However, it does have the ability to affect our revenues, as described in relation to the regulation of termination rates under "Regulation of charges for calls to mobiles" (below) and in Part I: Risk Factors.

OFCOM has not determined that any provider has significant market power in the mobile call access and origination market, and OFTEL recently removed an equivalent determination from Vodafone and O_2.

T-Mobile, which is our provider of mobile network services under the TSA, must comply with the General Conditions discussed above, and is also subject to additional regulation. For example, the General Conditions require that, subject to technical and economic feasibility, T-Mobile provides tone-dialling and calling-line identification facilities on its network, both of which we use in providing services to our customers. Any other mobile network operator from which we obtain network services in the future will be subject to similar regulation, although OFCOM's determinations of significant market power will be reviewed in the future, and additional Specific Conditions may be introduced, or existing Specific Conditions may cease to apply to certain operators.

There are procedures in the Comms Act which specify the manner in which OFCOM may set new Specific Conditions or modify existing Specific Conditions. These procedures require that OFCOM publicise its intention to set or modify a condition, and that the condition or modification be objectively justifiable in relation to its subject matter, non-discriminatory, proportionate to its aim and transparent in relation to its aim.

Use of radio frequencies

The use of radio frequency spectrum is regulated by the Wireless Telegraphy Acts 1949 - 1998 (**WTAct**), and the Comms Act. OFCOM has responsibility for allocating, licensing and regulating this use. As we do not operate a mobile communications network, we are not directly regulated under the WTAct or by the provisions of the Comms Act relating to radio frequency use.

T-Mobile, as our provider of network services, has licences to operate both a mobile communications network for 2G and 2.5G services using the 1800MHz band, and a mobile communications network for 3G services using the 1.9 to 2GHz band. T-Mobile's licence for the 1800MHz band also covers the use of radio frequency repeater links between parts of its network. T-Mobile's licence for a network on the 1.9 to 2GHz band expires on 31 December 2021, and its licence for a network on the 1800MHz band continues indefinitely until revoked. Just as a loss by T-Mobile under the Comms Act of its entitlement to provide electronic communications networks or services may prevent us from providing our own services, a loss by T-Mobile of either or both of its WTAct licences could have the same effect.

The Secretary of State may close down or disable any part of a mobile network operator's radio equipment on a temporary or permanent basis if it is in breach of its WTAct licence, or if there is undue interference to the use of other authorised radio equipment. Licensees may also be required to modify or restrict their use of, or permanently close down, their radio equipment in the interests of long-term spectrum planning or in the event of a national or local state of emergency being declared.

Generally, however, WTAct licences cannot be revoked or varied without the consent of the licensee except in the following circumstances:

- the licensee has failed to pay its licence fees when due;
- it is in the interests of national security to do so;
- in order to comply with a European Community obligation of the United Kingdom or with any international agreement to which the United Kingdom is a party;
- for reasons relating to the management of radio spectrum (but only following one year's notice); or
- where there has been a material breach of the terms of the relevant WTAct licence.

There is also a provision in the WTAct licences allowing them to be revoked if the holder's licence under section 7 of the Telecommunications Act has been revoked. As the licensing provisions of the Telecommunications Act 1984 were abolished by the Comms Act, this is no longer relevant, but if a holder of a WTAct licence were to lose its entitlement to provide electronic communications networks or services under the Comms Act, this would also have the effect that it would be unable to use its radio frequency spectrum under its WTAct licence, which would be likely to be revoked without its consent being sought.

Under the TSA with T-Mobile, T-Mobile undertakes to provide the telecommunications services we use in accordance with all relevant legislation, including the Comms Act and the WTAct. If T-Mobile does not do so, we may have an action and remedies against it under the TSA. These are subject to important exclusions and limitations, which are described in Part I: Risk Factors, and Part III: Industry and Business—Our TSA with T-Mobile.

Regulation of charges for calls to mobiles

Prior to and separately from the notifications by OFCOM of distinct markets and determinations of significant market power described above, and under the previous regulatory regime, OFTEL imposed a requirement on all of the UK MNOs to reduce the charges they levy on other operators for termination of calls on their networks. In June 2004, following a comprehensive review of the UK wholesale market for mobile voice call termination, OFCOM imposed Specific Conditions on each of the UK MNOs based on a finding of significant market power in the distinct market for termination of calls on their networks (described above). This applies to their 2G networks. Certain of these Specific Conditions will require a reduction in charges (by each of Vodafone UK, O_2, Orange and T-Mobile) levied on other operators for termination of calls on their 2G networks. OFCOM did not propose any price regulation of calls on their 3G networks at this stage, although this could be reviewed in the future. The Specific Conditions include controls on the termination charges that each of them may levy for termination of voice calls from fixed line networks or other mobile networks. Different controls will apply to Vodafone UK and O_2 (which must levy an average charge of not more than 5.63p per minute) from those that will apply to Orange and T-Mobile (an average charge of not more than 6.31p per minute). These charges must be achieved over each of the periods September 2004 to March 2005, and April 2005 to March 2006, as an average of daytime, evening and weekend rates, weighted according to relative call volumes in the previous year. 6.31p per minute represents a reduction of approximately 33.4% in T-Mobile's average termination charges as at June 2004.

Since we are not an MNO, this does not apply directly to us. However under the terms of the TSA this will materially decrease the per minute Inbound Interconnect Revenue we receive from T-Mobile and may affect our revenues disproportionately as compared to our competitors, as described in Part I: Risk Factors and Part III: Industry and Business—Our TSA with T-Mobile.

Negotiation of interconnection

As mentioned above, operators of public electronic communications networks, including T-Mobile, are required by the General Conditions to negotiate with other EU public electronic communications network operators for interconnection of their networks. As part of the Specific Conditions relating to control of termination charges, T-Mobile will also be obliged to negotiate and enter into interconnection and network access arrangements with third parties which request interconnection or network access (i.e. termination) on a non-discriminatory basis and to provide copies of its contracts with other operators for network access, and advance notice of changes

to its prices for network access, to OFCOM. The regulatory environment does, however, also require third parties, such as operators of fixed networks, to negotiate interconnection with T-Mobile, which may assist T-Mobile in maintaining a widespread and effective network.

ICSTIS, Independent Committee for the Supervision of Standards of Telephone Information Services

ICSTIS is the industry-funded regulatory body for all premium rate charged telecommunications services. ICSTIS regulates the content, operation and promotion of premium rate services including the unsolicited text messages or 'spam' that are sometimes used to promote these services. Premium Rate Services (or PRS) are information and entertainment services offered by a third party over electronic communications networks (including mobile communications networks), for payment of a higher charge to the communications service provider than for a standard call or text message. The revenue from the higher charge is shared between the PRS provider and the communications service provider according to a formula agreed between them. ICSTIS is also the enforcement authority in relation to a Code of Practice for PRS regulation that has been approved by OFCOM. The Comms Act requires that all network providers and PRS providers adhere to the Code of Practice.

The ICSTIS Code of Practice imposes various requirements on PRS providers, including requirements to specify call costs in promotional material for the service, regulation of the content and context of promotion of adult services and services which promote competitions, and requirements in some cases to specify call costs at the beginning of calls to PRSs. The ICSTIS Code of Practice also imposes requirements on network operators to follow ICSTIS' directions, which may include withholding premium rate revenue from PRS providers and disconnecting PRS providers from the network. We are currently in discussions with ICSTIS as to whether and, if so, how we, as an MVNO, should be regulated as a network operator as we do not have the necessary control of a network to follow ICSTIS' directions such as disconnecting PRS providers. Under the TSA with T-Mobile, T-Mobile is required to take steps to allow us to comply with any obligations we may have under the Code of Practice, including suspending or disconnecting premium rate service providers, or withholding premium-rate revenue payments to them.

Code of practice for self-regulation of content over mobiles

In January 2004, we and the five UK MNOs established a voluntary code of practice to restrict the availability of unsuitable content to customers under the age of 18. The code provides for establishment of an independent classification body to classify material as "18", consistent with standards used by other media. Discussions regarding the establishment of this body and the legal structure of the code have not yet been concluded. The code applies only to content to the extent we are able, by virtue of a contract with the content provider, to control it. Because we do not control content made available over the internet, the code does not apply to content available to subscribers using their mobile phones to access the internet.

COMPETITION LAW

We are also subject to the general competition law of the European Union and, in particular, Articles 81 and 82 of the Treaty which established the European Communities (the **EC Treaty**). Articles 81 and 82 respectively prohibit anti-competitive agreements and concerted practices and the abuse of a dominant position. The European Commission can impose fines of up to 10% of a group's worldwide annual turnover for breaches of Articles 81 and 82.

Competition law in the United Kingdom is also governed by the Competition Act 1998. It grants powers to industry-specific regulators, including OFCOM, and to the Director General of Fair Trading (the main UK competition regulator) for the enforcement of prohibitions against anti-competitive agreements and concerted practices and the abuse of dominant positions. The Competition Act gives those regulators investigative powers, the power to impose interim measures and enforcement powers, including the imposition of substantial financial penalties and prohibition orders.

The Comms Act also provides for OFCOM to have powers to enforce general competition law under the Competition Act 1998 in relation to the provision of electronic communications

services. These powers are concurrent with those of the Director General of Fair Trading. Third parties affected by anticompetitive practices can bring enforcement actions in the UK Courts and seek damages directly against a communications provider which has breached the Competition Act's prohibitions, rather than having to wait for enforcement action by OFCOM.

ROAMING ENQUIRY

In 2000, the European Commission began the second phase of an enquiry into roaming charges for mobile calls made abroad. At the time, it was investigating whether mobile communications network providers charged excessive prices for international roaming. The Commission has not made any detailed public statement on this enquiry since 2001, but it has also not concluded the enquiry. It is possible that the Commission will conclude that the level of roaming charges is uncompetitively high, and this will result in a regulatory requirement to reduce roaming charges, and therefore the revenues we are able to generate from our customers using their phones outside the United Kingdom.

DATA PROTECTION

Like all other mobile communications providers in the European Union, we are subject to data protection and privacy rules, which limit the way in which we can use and process customer personal data. These restrictions include the fact that a customer's personal data can only be used for marketing purposes if we have the consent of that customer.

There are also data protection rules specific to the telecommunications industry which apply to us. These relate to matters including information security, calling line identification, directory information, data relating to the physical location of a phone user and use of electronic communications for direct marketing (e.g. via SMS). We may only use location data for customer-targeted marketing where the customer has consented to that use, but we may use location data for use by emergency services. We rely on services and facilities provided by T-Mobile under the TSA in order to be able to comply with many of these rules. T-Mobile has undertaken in that agreement to provide us with reasonable assistance to enable us to comply with our legal and regulatory obligations, which include these data protection and privacy obligations. The relevant provisions of the TSA are described in Part III: Industry and Business—Our TSA with T-Mobile.

OTELO, THE TELECOMMUNICATIONS OMBUDSMAN

We were one of the founder members of Otelo, the Office of the Telecommunications Ombudsman. Otelo was the first service of its kind to be approved for the industry by OFTEL. We have taken membership of Otelo to meet the requirement under the General Conditions to provide customers with an independent dispute resolution mechanism (described above). Any dispute with one of our customers that cannot be amicably resolved between us and the customer can be referred to Otelo (at no cost to the customer) as an independent dispute resolution mechanism. We are bound by any decision Otelo may make.

MOBILE PHONES AND HEALTH

In 2000, the Independent Expert Group on Mobile Phones (**IEGMP**) chaired by Sir William Stewart, stated in a report (the **Stewart Report**) that it was not possible at that time to conclude that radio frequency emission from mobile phones was totally without adverse health risks. The Stewart Report recommended a precautionary approach to mobile telephony until much more detailed and scientifically robust information on health effects becomes available. The report made a number of recommendations including that the mobile phone industry provide consumers with readily accessible information on SAR values for mobile phones and refrain from promoting the use of mobile phones by children. The report's recommendation on providing SAR values included that they should be published in store leaflets, detailed on the box in which a phone is sold and on the menu of the phone itself. We detail the manufacturer's quoted SAR levels for mobile phones in our current catalogue and on our website and we do not actively promote the use of mobile phones by children.

The National Radiological Protection Board endorsed this approach and in January 2004 its Advisory Group on Non-ionising Radiation (**AGNIR**) published a report, following a review of recent evidence for health effects due to exposure to radio frequency transmissions, including those associated with mobile phones and base stations. The AGNIR report stated that the weight of evidence now available does not suggest that there are adverse health effects from exposures to radio frequency fields below guideline levels. It did state that the published

research has limitations and that as mobile phones have only been in widespread use for a relatively short time, continued research is needed.

PRE-PAY AS E-MONEY

The European Union has passed legislation (Directive 2000/46/EC) (the **E-Money Directive**), one of the aims of which is to harmonise national regulation of the issue of electronic money. This legislation has been implemented in the United Kingdom and the European Commission and the relevant UK regulator (the FSA) have both consulted on the application of this legislation to pre-pay telephony (in particular mobile services). In the United Kingdom, issuers of e-money above a certain value are required to be authorised by the FSA. Issuance of e-money without authorisation is a criminal offence under FSMA, and agreements made in contravention of the requirement to be authorised may be unenforceable.

There is doubt as to whether pre-payment for airtime which may be used (directly or indirectly) to purchase goods or services from third parties constitutes e-money. The European Commission's consultation on the issue is on-going and although the FSA's consultation has closed it has not yet issued any formal guidance on the issue. In its consultation the FSA expressed the view that if pre-pay airtime can only be used to buy goods or services which are delivered or consumed either by way of the mobile phone used to make the relevant call or another mobile phone, it should not be considered as e-money, and therefore not regulated under the E-Money Directive. Nonetheless, the FSA did state that it considers that where pre-pay airtime is used to buy a service which is delivered separately from the use of the phone (e.g. to buy physical goods from a premium rate service, which are then delivered separately to the customer), this should be considered as e-money. The European Commission may also conclude that other services which we provide, or may in future provide, should be considered as e-money. Its views should be clarified with the results of its current consultation. The FSA has also written to us and to other mobile communications providers, stating that it may not ultimately adopt the definitions proposed in its consultation referred to above and that, if the European Commission does not conclude its consultation sufficiently promptly, it may consider issuing definitive guidance on this issue without waiting for the Commission's conclusions.

If services we currently provide, or provide in future, are classified as e-money under the E-Money Directive, we may become regulated as an "electronic money institution", which would impose specific regulation on our management and capital requirements.

PART V
MANAGEMENT

DIRECTORS AND SENIOR MANAGEMENT

Directors

The current members of the Board are:

Name	Position	Age
Charles Mark Gurassa	Chairman	48
Thomas Simon Alexander	Chief Executive Officer	45
Alan Mackenzie Gow	Chief Financial Officer	49
Jonathan Douglas Hankin Steel	Commercial Director	38
Gordon Douglas McCallum	Non-Executive Director	44
Caroline Anne Marland	Non-Executive Director	58
Alexander Rupert Gavin	Non-Executive Director	49
David Ossian Maloney	Non-Executive Director	48

Charles Mark Gurassa (48)—Chairman

Mr Gurassa joined Virgin Mobile in June 2004. Mr Gurassa has been serving on the boards of UK plcs since 1999. Mr Gurassa has over 25 years of management experience in the travel, airlines and retail industries. Between 1999 and 2000, he was Chief Executive of Thomson Travel Group PLC. Following the acquisition of Thomson Travel by holiday operator TUI AG in 2000, Mr Gurassa became an executive member of the TUI board, and from 2002 to 2003 was Executive Chairman of TUI Northern Europe. In this role he was responsible for TUI Group's travel and tourism businesses in the United Kingdom, Ireland, Norway, Sweden, Finland, Denmark and Russia, and for brands including Thomson Holidays, Lunn Poly, Budget Holidays and Britannia Airlines. Between 1989 and 1999 Mr Gurassa worked for British Airways Plc in a number of roles including Director of Passenger and Cargo Business. Mr Gurassa started his career in 1978 at Thomas Cook Group Limited and by 1988 was General Manager Retail, responsible for the UK retail chain. Mr Gurassa is also a non-executive director of leisure company Whitbread Group PLC, non-executive Chairman of human resources consultancy 7days Ltd, non-executive Chairman of Worldwide Excellerated Leasing Limited and a trustee of charity Whizz-Kidz.

Thomas Simon Alexander (45)—Chief Executive Officer

Mr Alexander was a founder of the Virgin Mobile concept. As CEO of Virgin Mobile he was instrumental in the launch and development of the Company. Mr Alexander has over 18 years' experience in the telecommunications industry. Prior to joining Virgin Mobile he spent several years at BT Cellnet, becoming Deputy Commercial Director. At BT Cellnet, he was involved in the Cellnet Barclaycard alliance. Prior to BT Cellnet, Mr Alexander worked as a Business Development Manager and Divisional Manager for various companies within Telia (the Swedish telecoms group) in Europe and the US. Before this he worked for various companies within the field of industrial robotics.

Alan Mackenzie Gow (49)—Chief Financial Officer

Mr Gow joined Virgin Mobile in February 1999 as CFO. Prior to that he worked at One2One from 1995 to 1999 as Head of Business Planning & Control where he was involved in the strategic review and refinancing of the company. Mr Gow has also worked as Head of Finance for One2One's commercial operation, was involved in the launch of the pre-pay billing model in the United Kingdom and was part of the team that put together the original Virgin-T-Mobile joint venture. Mr Gow previously held senior financial roles with Hilton International, Perrier and Scottish & Newcastle plc. He holds an MBA with distinction from Manchester Business School and is a member of the Chartered Institute of Management Accountants.

Jonathan Douglas Hankin Steel (38)—Commercial Director

Mr Steel joined Virgin Mobile in February 1999 as Marketing Director and was responsible for the Virgin Mobile customer proposition. In 2003, Mr Steel was appointed Commercial Director to oversee Virgin Mobile's strategic and commercial development. Prior to joining Virgin Mobile, Mr Steel held positions as Head of Business Development and Head of Mass Marketing for BT Cellnet. During this time he was responsible for managing all aspects of BT Cellnet's proposition in the mass market and for several strategic partnerships, most notably with Barclaycard and Midland Bank. Before joining BT Cellnet, he spent five years at Arthur D. Little where he specialised in consulting in the telecommunications and media sectors and worked with clients including Microtel (Orange), BSkyB and Cellnet. Mr Steel holds a Masters Degree in engineering from Imperial College London. He trained with Unilever plc.

Gordon Douglas McCallum (44)—Non-Executive Director

Mr McCallum began working with the Virgin Group in 1996 as an independent consultant focusing on the strategic development of Virgin's interests in financial services. In 1998, Mr McCallum joined Virgin full-time as Group Strategy Director. Since then he has been heavily involved in the development of Virgin's activities in mobile communications in the United Kingdom, the United States and Australia. In addition, Mr McCallum is a director of a number of other Virgin businesses. Prior to joining Virgin, he spent five years with McKinsey in San Francisco and five years prior to that with Barings in London. Mr McCallum holds an MBA from Wharton and an MA from Oxford University.

Caroline Anne Marland (58)—Non-Executive Director

Ms Marland joined Virgin Mobile in June 2004. Between 1976 and 1994, Ms Marland held a series of management roles with Guardian Newspapers including Deputy Managing Director and Advertisement Director. In 1994, Ms Marland was appointed as Managing Director of Guardian newspaper group. With this appointment, Ms Marland became the first female UK managing director of a national newspaper. Ms Marland is currently a non-executive director of Burberry Group plc and Bank of Ireland. She has also been a non-executive director of Gallaher Group plc, Arcadia Group and Burton Group, a member of the Competition Commission's Newspaper Panel and a member of the Government Committee on Advertising Standards.

Alexander Rupert Gavin (49)—Non-Executive Director

Mr Gavin joined Virgin Mobile in June 2004. Mr Gavin has been the Chief Executive of BBC Worldwide until July 2004 when he indicated his intention to step down from this role. He has been responsible for all of the BBC's commercial content operations. During his time with BBC Worldwide, he has played a key role in developing and introducing their multiple media strategy and has supervised a range of partnership, joint venture, acquisition and disposal deals. Prior to this appointment, Mr Gavin was director of internet and multimedia for BT before becoming Managing Director of their Consumer Division dealing with their activity in the UK consumer market. Between 1976 and 1994, Mr Gavin gained management experience in a variety of roles including Director of Sharps Advertising, with the Saatchi & Saatchi Group and deputy managing director of Dixon Stores Group. Mr Gavin is also a Director of the Ambassador Theatre Group, and a Vice President and fellow of the Royal Television Society.

David Ossian Maloney (48)—Non-Executive Director

Mr Maloney joined Virgin Mobile in June 2004. Mr Maloney was most recently CFO of Le Meridien Hotels and Resorts, from January 2002 to January 2004. Prior to this, he worked as Group Finance Director of Thomson Travel Group before being promoted to CFO of Thomson Travel Group and Preussag Airlines in 2001. Between 1987 and 1999, Mr Maloney worked for Avis Europe plc in several different positions including Group Finance Director, Managing Director (Spain) and Finance Director (UK). Mr Maloney began his career at Mobil Oil Corporation where he occupied various operating, financial and planning roles and later spent two years at Paramount Pictures Corporation as controller for Paramount Pictures International and Director of International Liaison.

Senior Management

In addition to the Directors, the current members of the senior executive management team are:

Name	Position	Age
James Kydd	Brand Director	44
Andrew Robert James Ralston	Customer Relationship Director	41
Graeme Ashley Hutchinson	Sales and Marketing Director	42
Gerard McQuade	Operations Director	43
Steven Timothy Day	Corporate Affairs Director	37
Paul Michael Cowlishaw	Legal Director and Company Secretary	42
Jonathan Roger Kandiah	Business Improvement Director	42

James Kydd (44)—Brand Director

Mr Kydd joined Virgin Mobile in February 1999 as Brand Director. He worked from 1994 to 1999 for other businesses within the Virgin Group. Mr Kydd was most recently Marketing Director at Virgin Cola, where he oversaw the firm's expansion into the United States, South Africa and Europe. Previously he was Advertising and Planning Manager at Virgin Atlantic. Before joining the Virgin Group, Mr Kydd spent 11 years in advertising with Euro RSCG. As an account director he worked on BT's, Cadbury's and Proctor & Gamble's accounts.

Andrew Robert James Ralston (41)—Customer Relationship Director

Mr Ralston joined Virgin Mobile in July 1999 as Consumer Relationship Director with responsibility for the end-to-end consumer relationship, as well as warehouse and distribution logistics. Mr Ralston previously set up the call centre for ONdigital where he spent two years as Head of Consumer Services. Before ONdigital, he spent several years independently developing a range of value-added services for mobile networks. Prior to that, Mr Ralston spent several years with BT Cellnet.

Graeme Ashley Hutchinson (42)—Sales and Marketing Director

Mr Hutchinson joined Virgin Mobile in June 1999 from Barclaycard. In his role as General Manager of Barclaycard's Telecommunications and New Media business unit, Mr Hutchinson led Barclaycard's entry into the telecommunications market through a number of partnerships that included One2One and BT Cellnet. He was also directly responsible for the development and delivery of Barclaycard's mobile commerce strategy, which included the launch of the world's first bank account information service via mobile and the world's first mobile ATM electronic cash download service (in association with Visa, Motorola and Logica). Mr Hutchinson was initially recruited to Virgin Mobile as Head of Business Development with responsibility for developing Virgin Mobile's value-added services strategy, WAP and internet services. In July 2000, he was promoted to Sales Director. In June 2002 his role expanded to include marketing.

Gerard McQuade (43)—Operations Director

Mr McQuade joined Virgin Mobile in March 2000 after being involved in the launch of Virgin Mobile as a consultant. He has over 10 years' experience in the mobile communications industry. Previously he worked at RMS Communications as Business Development and Operations Director. Prior to joining RMS Communications, he was Head of Marketing Operations at BT Cellnet, where he managed its consumer service operations and program managed the launch of BT Cellnet's first in-house service provider. Prior to BT Cellnet, Mr McQuade was a senior consultant with Computer Sciences Corporation.

Steven Timothy Day (37)—Corporate Affairs Director

Mr Day joined Virgin Mobile in July 1999 and is responsible for media and external relations, public affairs, internal communications and investor relations. He was previously joint deputy

editor of the Sunday Express and business editor of The Express and has 11 years' experience as a journalist in newspapers and magazines.

Paul Michael Cowlishaw (42)—Legal Director and Company Secretary

Mr Cowlishaw began working for Virgin Mobile in April 1999 as a consultant before joining Virgin Mobile as Head of Legal Affairs and then being appointed Legal Affairs Director. He has responsibility for all legal and regulatory matters affecting Virgin Mobile and is the company secretary of the Company. Prior to joining Virgin Mobile, Mr Cowlishaw ran his own legal practice and consultancy for a number of years, working for companies mainly in the telecommunications and other high-tech sectors, including BT Cellnet, Cable & Wireless and American Express. Before that he spent four years as an in-house solicitor for BT Cellnet and, prior to that, Mr Cowlishaw worked as a solicitor in the food industry and in private practice for a London law firm.

Jonathan Roger Kandiah (42)—Business Improvement Director

Mr Kandiah joined Virgin Mobile in January 1999 and was responsible for all technical aspects of the business encompassing both IT and network-related functions. Recently he has taken the role of Business Improvement Director. He has been involved in IT and business systems technology for the last 18 years in industries such as automotive, cosmetics and clothing, covering areas from manufacturing to retail. He joined Virgin Mobile from the Virgin Group.

CORPORATE GOVERNANCE

The Combined Code provides that the board of directors of a UK public company listed in the United Kingdom should include a balance of executive and non-executive directors (and in particular independent non-executive directors), with independent non-executive directors comprising at least one-half of the Board (excluding the Chairman). The Combined Code states that the Board should determine whether a director is independent in character and judgement and whether there are any relationships or circumstances which are likely to affect, or could appear to affect, the director's judgement. The Directors support high standards of corporate governance. The Directors intend to comply with the requirements of the Combined Code (which the Company will be able to do in full following appointment of a further independent Non-Executive Director) and to put in place the procedures required to comply with the internal control aspects of the Combined Code in accordance with the Turnbull Report.

The Company's Board of Directors comprises the Chairman (who is non-executive), three Executive Directors (including the Chief Executive Officer) and, currently, four Non-Executive Directors. It is the Company's intention to appoint a fifth Non-Executive Director as soon as is practicable (the **Fifth Non-Executive Director**). Charles Gurassa's role as Chairman is to ensure good corporate governance. His responsibilities include leading the Board, ensuring the effectiveness of the Board in all aspects of the Board's role, setting the Board's agenda, ensuring effective communication with shareholders and ensuring that all Directors are encouraged and are enabled to contribute fully to the activities and decisions of the Board. The Company regards Caroline Marland, Rupert Gavin and David Maloney as independent Non-Executive Directors, within the meaning of "independent" as defined in the Combined Code. The Company anticipates that the Fifth Non-Executive Director will also be such an independent Non-Executive Director. The Company also regarded the Chairman as independent as at the date of his appointment. BIUK or VGIL has the right to nominate for appointment to the Company's Board one Non-Executive Director. The first such Director is Gordon McCallum. See Part III: Industry and Business—Relationship with Virgin Group—Relationship Agreement. The Combined Code also recommends that the board should appoint one of its independent non-executive directors to be the senior independent director. The senior independent director would be available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer has failed to resolve or for which such contact is inappropriate. The Company's senior independent director is Caroline Marland.

The Board has established three committees: a nomination committee; a remuneration committee; and an audit committee.

In accordance with the requirements of the Combined Code, the audit committee is made up of three members who are all independent Non-Executive Directors and includes one member with

recent and relevant financial experience. The audit committee is chaired by David Maloney and its other members are Rupert Gavin and (pending the appointment of the Fifth Non-Executive Director) Caroline Marland. It will normally meet at least four times a year. The committee has responsibility for, amongst other things, the planning and review of the Group's annual report and accounts and half-yearly reports and the involvement of the Group's auditors in that process, focusing particularly on compliance with legal requirements, accounting standards and the rules of the UK Listing Authority and ensuring that an effective system of internal financial control is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports remains with the Board.

In accordance with the requirements of the Combined Code, the remuneration committee is made up of three members who are all independent Non-Executive Directors. The remuneration committee is chaired by Caroline Marland and its other members are Rupert Gavin and David Maloney. The committee, which will meet at least twice a year, has responsibility for the determination of specific remuneration packages for each of the Executive Directors and the Chairman, including pension rights and any compensation payments and recommending and monitoring the level and structure of remuneration for senior management, and reviewing the design of share incentive plans.

In accordance with the requirements of the Combined Code, the majority of members of the nomination committee are independent Non-Executive Directors. The nomination committee is chaired by Charles Gurassa and its other members are Caroline Marland, Rupert Gavin, David Maloney and Gordon McCallum. We anticipate that the Fifth Non-Executive Director will also be a member of the nomination committee. This committee, which will normally meet on an ad hoc basis, leads the process of Board appointments and makes recommendations to the Board, *inter alia*, on Board composition and balance.

President

Sir Richard Branson has agreed to become our President and VML will make his services available to us for up to ten days a year. Sir Richard's role is honorary in nature and does not carry any management rights or responsibilities. See Part III: Industry and Business—Relationship with Virgin Group—Relationship Agreement.

PART VI
SELECTED FINANCIAL INFORMATION

The selected historical financial information presented below as at and for the financial years ended 31 December 2001, 2002 and 2003, and as at and for the twelve months ended and the three months ended 31 March 2004, has been prepared in accordance with UK GAAP. The information presented herein is extracted without material adjustment from Part IX: Accountants' Reports. UK GAAP differs in certain respects from US GAAP and IAS (see paragraphs 19 and 20 under Part XII: Additional Information). You should read the information below in conjunction with Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations, Part IX: Accountants' Reports, paragraphs 19 and 20 under Part XII: Additional Information and the other detailed information included elsewhere in this document.

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	Twelve months ended 31 March 2004	Three months ended 31 March 2004
	£M	£M	£M	£M	£M
Profit and Loss Account Information					
Turnover	173.8	287.7	458.3	487.6	123.8
Cost of sales	(127.8)	(175.7)	(238.4)	(255.8)	(68.9)
Gross profit	46.0	112.0	219.9	231.8	54.9
Administrative expenses	(93.7)	(107.2)	(152.5)	(156.0)	(32.2)
Operating profit (loss)[1]	(47.7)	4.8	67.4	75.8	22.7
Finance charges (net)	(11.2)	(11.8)	(10.6)	(9.6)	(1.9)
Tax on profit (loss) on ordinary activities	–	9.0	33.1	27.1	(6.0)
Profit (loss)	(58.9)	2.0	89.9	93.3	14.8
Reconciliation from Operating profit (loss) to EBITDA after exceptional items					
Operating profit (loss)	(47.7)	4.8	67.4	75.8	22.7
Depreciation and amortisation	12.0	11.3	13.3	15.5	4.3
EBITDA[1]	(35.7)	16.1	80.7	91.3	27.0
Reconciliation from Operating profit (loss) to EBITDA before exceptional items					
Operating profit (loss) before exceptional items	(47.7)	4.8	74.7	82.1	21.7
Depreciation and amortisation	12.0	11.3	13.3	15.5	4.3
EBITDA before exceptional items[1]	(35.7)	16.1	88.0	97.6	26.0

(1) Due to our low levels of capital investment, we believe that operating profit (loss) is a useful measure of the level of profitability we achieve with our asset base. In addition, we believe it is a useful measure for some investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. EBITDA is presented because it is a standard financial metric used in our industry. EBITDA consists of profit (loss) before finance charges (net), tax on profit (loss) on ordinary activities and depreciation and amortisation. EBITDA is not a measure of financial performance under UK GAAP, US GAAP or IAS and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net profit as indicators of our operating performance or any other measures of performance derived in accordance with UK GAAP, US GAAP or IAS.

	As at 31 December 2001	As at 31 December 2002	As at 31 December 2003	As at 31 March 2004
	£M	£M	£M	£M
Balance Sheet Data				
Fixed assets	16.8	24.8	28.7	26.5
Cash at bank and in hand	9.7	13.1	46.6	37.5
Other current assets	38.7	58.4	119.3	86.9
Creditors: amounts falling due within one year	(60.7)	(112.9)	(263.2)	(204.7)
Net current liabilities	(12.3)	(41.4)	(97.3)	(80.3)
Total assets less current liabilities	4.5	(16.6)	(68.6)	(53.8)
Creditors: amounts falling due after more than one year	(166.2)	(143.1)	(1.2)	(1.2)
Net liabilities	(161.7)	(159.7)	(69.8)	(55.0)

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	Twelve months ended 31 March 2004	Three months ended 31 March 2004
	£M	£M	£M	£M	£M
Cash Flow Data					
Cash flow from operating activities	(54.1)	34.7	82.8	109.5	40.1
Cash flow used to service finance	(4.2)	(7.7)	(4.3)	(3.8)	(1.5)
Cash flow used for capital expenditure	(8.8)	(18.3)	(19.2)	(14.6)	(1.3)
Cash inflow (outflow) before financing	(67.1)	8.7	59.3	91.1	37.3

PART VII SELECTED UNAUDITED NON-FINANCIAL OPERATING DATA

The selected historical unaudited non-financial operating data presented below and used throughout this document as at and for the financial year ended 31 December 2001, 2002 and 2003, and as at and for the twelve months ended 31 March 2004 have been extracted from the Company's records and should be read in conjunction with the other detailed information included elsewhere in this document,[1] including Part I: Risk Factors—Risks Relating to Our Business—we rely on our network service provider to provide us with certain customer and customers' usage information, and our calculation of operating data is subject to certain limitations and will change.

	As at and for the year ended 31 December 2001	As at and for the year ended 31 December 2002	As at and for the year ended 31 December 2003	As at and for the twelve months ended 31 March 2004
Total customers (thousands)[2]	1,445.5	2,383.9	3,678.5	3,961.5
Customer activity level (%)[3]	84.7%	83.5%	84.3%	81.8%
Net customer additions (thousands)[4]	770.5	938.4	1,294.6	1,324.4
Churn rate (%)[5]	8.9%	15.5%	13.8%	14.0%
ARPU (£)[6]	157	160	160	153
Non-voice service turnover as a percentage of service turnover[7]	24.5%	31.5%	33.9%	33.5%
Total voice minutes (millions)[8]	831.7	1,420.4	2,201.6	2,369.0
Total SMS messages (millions)[9]	–	905.5	1,649.9	1,839.1
SAC per gross addition (£)[10]	43	32	26	25
Capital expenditure as a percentage of turnover[11]	4.0%	6.7%	4.0%	3.1%

(1) As an MVNO, we rely on our network service provider to supply us with certain customer and customers' usage information, including information with respect to Inbound Interconnect Revenue (as defined in Part X: Unaudited Pro Forma Financial Information) and outbound interconnect costs. We use this information, along with information from our own systems, to calculate these operating data. Until 29 January 2004, we had limited rights to audit that information. Since 29 January 2004, the TSA gives us audit rights in respect of this information, which we may exercise (subject to certain time and other limitations, including the completion of a dispute resolution process and use of T-Mobile's own external auditor) should we feel it necessary. However, to date, we have not exercised any such audit rights. See Part I: Risk Factors—Risks Relating to Our Business—We rely on our network service provider to supply us with customer and customers' usage information, and our calculation of operating data is subject to limitations and will change.

*(2) Total customers comprises gross connections (since commencement of our operations), net of (i) disconnects (since commencement of our operations), (ii) returns under our customer satisfaction guarantee (since commencement of our operations) and (iii) customers who have not used the network in the preceding twelve months (**Twelve Month Inactive Customers**). To date, in order to derive the number of our Twelve Month Inactive Customers, we have measured customers' usage of the network based on outbound call data only. This is due to the fact that we received MSC payments under our former telecommunications supply agreement rather than Inbound Interconnect Revenue (as defined in Part X: Unaudited Pro Forma Financial Information). As the MSC payments did not depend on inbound call activity, we did not need to capture inbound call data for each customer. Following signature of the TSA, we became entitled to receive Inbound Interconnect Revenue (which does depend upon inbound call activity), rather than MSC payments. We are currently in the process of developing a system to capture per-customer inbound usage data, which we expect to become operational in January 2005. Once operational, the information derived from this system will allow us to include both inbound and outbound data in determining customer activity, which may result in an increase in our reported total customers, but we do not expect any such increase to be material. The new system is being designed for our reporting purposes only. The absence or presence of per-customer inbound usage data does not affect our ability to determine the level of Inbound Interconnect Revenue due to us under the TSA as we currently receive data on overall inbound usage levels from our network service provider. See Part I: Risk Factors—Risks Relating to Our Business—We rely on our network service provider to*

supply us with customer and customers' usage information, and our calculation of operating data is subject to limitations and will change.

Until the end of September 2003, we used our management information system to source individual customers' outbound usage so as to derive the number of Twelve Month Inactive Customers. At the end of September 2003, that management information system reached capacity. Accordingly, the number of Twelve Month Inactive Customers for periods ended after September 2003 has been derived from (i) customers' usage data derived from our management information system up to the end of September 2003, and (ii) a conservative assumption that none of our customers as at the end of September 2003 has made a call since that date (with the effect that, for example, a customer who had last made a call on 19 February 2003 would be treated as a Twelve Month Inactive Customer with effect from 19 February 2004). In June 2004, we made an adjustment to the number derived from the above assumption based upon the historic reactivation rates which we experienced in the calendar year 2002. This adjustment resulted in a decrease in the number of Twelve Month Inactive Customers and a corresponding increase in total customers. The total customer numbers and data derived therefrom for periods ended after September 2003 in this document have been restated to reflect this adjustment. The impact of this restatement has not been material. Prior to this restatement, we reported total customers as at 31 March 2004 of 3,902,052 and as at 31 December 2003 of 3,644,795. From July 2004, we will use our billing system to source our total customers, as it will have a full year of usage data from that time (see note (3) below for an explanation of our billing system).

(3) *Customer activity level is active customers expressed as a percentage of total customers (as defined in note (2) above). Active customers comprises gross connections (since commencement of our operations), net of (i) disconnects (since commencement of our operations), (ii) returns under our customer satisfaction guarantee (since commencement of our operations) and (iii) customers who have not used the network in the preceding 90 days (**90 Day Inactive Customers**). Customers' usage of the network regarding inbound and outbound calls is determined as set out in note (2) above.*

Until the end of September 2003, we used our management information system to source customers' outbound usage so as to calculate the number of 90 Day Inactive Customers. Due to the limitations regarding our management information system described in note (2) above, we have, since that time, sourced our active customer numbers from our billing system. This billing system collects call data records from our network service provider, but only contains records of chargeable outbound calls. As a result, we have made a consistent adjustment to reflect non-chargeable events (for example, voice-mail calls or calls to our call centre IVRs), based on the historical trends we experienced for the six months to the end of August 2003. In addition, as with our prior management information system, this billing system does not capture inbound customer usage data.

Once our new management information system becomes operational (which we expect to be in January 2005), we will be able to capture both per-customer inbound and outbound customer usage data as well as data relating to non-chargeable events. At that time, our active customers may change as a result, with a related increase or decrease in ARPU, but we do not expect that any such change will be material.

(4) *Net customer additions is calculated as the difference between the closing and opening total customers for the period. For the three months ended 31 March 2004, net customer additions were 283,028. Prior to the restatement of our total customers, as described in note (2) above, we reported net customer additions of 257,257 for the three months ended 31 March 2004.*

(5) *Churn rate is an annualised measurement of customers who disconnect or stop using our services (as set out in note (2)) excluding customer returns within our 28 day customer satisfaction guarantee period. Churn rate is calculated by expressing the sum of the number of disconnections during the relevant twelve month period and the number of customers who have stopped using our services (as set out in note (2)) as a percentage of the average customer base for the same period. The average customer base is calculated as the sum of the opening and closing total customer numbers for the relevant twelve month period divided by two.*

(6) *ARPU is calculated by dividing the total service turnover (before exceptional items) for the relevant twelve month period by the average of the active customer months in that period. Until the end of September 2003, an active customer month represented a daily weighted average of active customers for the month, calculated by dividing the sum of the active customer numbers for each day by the number of days in that month. From that time, and until the end of June 2004, we have calculated active customer month as the simple average of the opening and closing active customer numbers in that month, with the exception of December 2003 where we have made an adjustment to that simple average to reflect the fact that, historically, we gain a greater proportion of customers towards the end of that month. Since the beginning of July 2004, we have had a process in place to calculate customer months on a daily weighted average of active customers (as defined in note (3)) for the month. Our measurement of ARPU may also be impacted by further changes to the method by which we calculate active customers, as discussed in note (3) above, which may result in an increase or decrease in reported ARPU. Furthermore, historic ARPU figures may not be reflective of future*

ARPU figures due to the introduction of the TSA. See Part X: Unaudited Pro Forma Financial Information and Part III: Industry and Business—Our TSA with T-Mobile.

Historic ARPU figures include MSC payments for customers who had been inactive, as *described in note (2) above, for 91 to 365 days, inclusive. Excluding these payments in respect of such inactive customers, ARPU would have been £149, £151 and £150 for the years ended 31 December 2001, 2002 and 2003, respectively, and £145 for the twelve months ended 31 March 2004. To exclude such MSC payments, we have taken for each month the total of the MSC payments and divided it by total customers to get an average MSC payment per customer. That average MSC payment has then been multiplied by the difference between total customers and active customers to obtain the total MSC payments received in respect of customers who had been inactive for 91 to 365 days, inclusive. ARPU for the twelve months* ended 31 March 2004 includes Inbound Interconnect Revenue from 29 January 2004.

(7) *Non-voice service turnover represents service turnover that is not derived from inbound or outbound voice calls. Non-voice service turnover includes turnover derived from inbound and outbound SMS messages and other non-voice services offered (for example, value-added* services). Until 29 January 2004, the calculation of non-voice service turnover as a percentage *of service turnover was based on service turnover excluding MSC. See note (1) under Part X: Unaudited Pro Forma Financial Information.*

(8) *Total voice minutes of use is the sum of inbound and outbound minutes of use by our* customers of the network (excluding inbound voice calls from T-Mobile customers to Virgin *Mobile customers). For the avoidance of doubt, voice calls from Virgin Mobile customers to other Virgin Mobile customers are only treated as outbound voice calls.*

(9) *Total SMS messages is the sum of inbound and outbound SMS messages (excluding inbound* SMS messages from T-Mobile customers to Virgin Mobile customers). For the avoidance of *doubt, SMS messages from Virgin Mobile customers to other Virgin Mobile customers are only treated as outbound SMS messages. Inbound information was not available to us prior to the year ended 31 December 2001. The number of outbound SMS messages was 225.9 million in 2001, 545.5 million in 2002, 1,010.8 million in 2003 and 1,145.0 million in the twelve months ended 31 March 2004.*

(10) *Subscriber acquisition costs (**SAC**) are calculated by subtracting the revenue received from the sale of handsets and other related products in the relevant period from the total cost of such handsets and other related products (including SIM and packaging costs). This amount is added to direct commissions paid to distribution channels in the relevant period. To calculate SAC per gross addition, the total cost for a period is divided by the total number of gross additions over such period.*

(11) *Capital expenditure is defined as the total level of fixed asset additions over the relevant twelve month period. Capital expenditure as a percentage of turnover is calculated by dividing the capital expenditure by the total turnover for the same period.*

PART VIII MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Part IX: Accountants' Reports and the other financial information included elsewhere in this document. The financial information discussed below has been extracted without material adjustment from Part IX: Accountants' Reports. This discussion contains forward-looking statements based on current expectations and assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed in Part I: Risk Factors.

OVERVIEW

We are a major provider of mobile communications services within the United Kingdom, having acquired approximately 4.1 million customers as at 31 May 2004. As at 1 April 2004, we had approximately 4.0 million customers out of a total market of 53.9 million (Source: Mobile Communications 27 April 2004 for total UK market size). While operators report subscriber numbers calculated using different methodologies, we believe our market share of customers as at 1 April 2004 was approximately 7% based upon our reported total customers as a percentage of the total market of 53.9 million.

We launched our operations in November 1999 as a joint venture between T-Mobile and Virgin. In connection with the negotiated settlement among these parties in January 2004, Virgin acquired from T-Mobile all of the shares that T-Mobile owned in our company.

RECENT DEVELOPMENTS

For the three months ended 31 March 2004, turnover increased significantly as compared with the three months ended 31 March 2003. This was primarily due to the increase in our customer base, which affected both service and equipment turnover. The increase in service turnover was reduced in part by the replacement of MSC payments as of 29 January 2004 with Inbound Interconnect Revenue (as defined in Part X: Unaudited Pro Forma Financial Information). See —Explanation of key profit and loss statement lines—Turnover. In addition, the increase in service turnover included approximately £1.0 million in respect of previously disputed MSC amounts. See Part IX: Accountants' Reports—Accountants' Report on Virgin Mobile Telecoms Limited.

In the twelve months ended 31 March 2004, we maintained our low churn rate of 14.0%, and in the three months ended 31 March 2004, we attracted 283,028 net new customers, which was comparable with the growth in net customers during the same period in 2003. As at 31 March 2004, we had 3,961,492 total customers. See Part VII: Selected Unaudited Non-Financial Operating Data. Our ARPU has decreased to £153 for the twelve months ended 31 March 2004 from £160 for the year ended 31 December 2003. Excluding MSC payments received from T-Mobile in respect of customers who had been inactive for 91 to 365 days, inclusive, our ARPU for the same periods declined to £145 from £150. This decline primarily resulted from our high growth in December 2003 and our service pack (SIM only) acquisition strategy. See note (6) under Part VII: Selected Unaudited Non-Financial Operating Data. This acquisition strategy has also resulted in lower acquisition costs.

Cost of sales also increased significantly for the three months ended 31 March 2004 as compared to the three months ended 31 March 2003 due primarily to the increase in our customer base and also the new charges under the TSA.

The net effect of the changes in turnover and cost of sales discussed above, primarily the increase in our customer base, resulted in a significant increase in gross profit for the three months ended 31 March 2004 as compared to the three months ended 31 March 2003. Our gross margin percentage decreased slightly in the three months ended 31 March 2004 as compared to the three months ended 31 March 2003 due primarily to the effects of the TSA discussed above, principally the replacement of MSC payments with Inbound Interconnect Revenue.

Administrative expenses (excluding depreciation) for the three months ended 31 March 2004 increased moderately as compared to the three months ended 31 March 2003. This increase, primarily due to the increase in our customers, was not as significant as our increase in turnover as we were able to take advantage of economies of scale, focusing on control of our administrative expenses.

For the three months ended 31 March 2004, operating profit was £22.7 million (EBITDA of £27.0 million), a significant increase over the operating profit for the three months ended 31 March 2003. This increase was due to the net effect of the factors described above, primarily the increase in our customer base.

For the three months ended 31 March 2004, our cash flow from operating activities improved significantly compared to the three months ended 31 March 2003 due primarily to the improvements in operating profit, together with an improvement in our working capital position. We experienced a moderate decrease in cash flow used to service finance and returns on investments during the three months ended 31 March 2004 compared to the three months ended 31 March 2003 due to a decrease in the amount outstanding under our Original Senior Credit Facility and an increase in interest income as our cash balances have increased. During the three months ended 31 March 2004, our cash flow used for capital expenditure and financial investment decreased significantly compared to the three months ended 31 March 2003 due to higher than usual capital expenditure in 2003 in connection with our new billing system.

For the twelve months ended 31 March 2004, we had an operating free cash flow margin of 18.2%. This has been calculated as follows:

	[illegible]
Pro forma EBITDA before exceptional items[1]	78.7
Change in working capital[2]	18.4
Purchase of tangible fixed assets[3]	(14.7)
Operating free cash flow	82.4
Pro forma turnover before exceptional items[1]	453.3
Operating free cash flow margin	18.2%

(1) *Extracted, without adjustment, from Part X: Unaudited Pro Forma Financial Information.*

(2) *Change in working capital comprises historic audited changes in stock, debtors and creditors included within note (20) of the VMTL Accountants' Report within Part IX: Accountants' Reports.*

(3) *Extracted, without adjustment, from note (21) of the VMTL Accountants' Report within Part IX: Accountants' Reports.*

CHANGE OF FINANCIAL YEAR

In May 2004 we changed our financial year end from 31 December to 31 March in order to conform to the practices of other major listed UK mobile communications providers. Our total turnover for the twelve months ended 31 March 2004 of £487.6 million comprised service turnover of £428.3 million and equipment turnover of £59.3 million. Our total cost of sales for the period of £255.8 million comprised service cost of sales of £145.5 million and equipment cost of sales of £110.3 million. Our administrative expenses for the period were £156.0 million. Our operating profit for the period was £75.8 million after exceptional items (£82.1 million before exceptional items). See Part IX: Accountants' Reports.

NEW CREDIT FACILITY

We repaid our remaining outstanding borrowings of £23.0 million under the Original Senior Credit Facility on 18 May 2004 and entered into the New Credit Facility on 2 July 2004 (as described in paragraph 18 under Part XII: Additional Information). Pursuant to the New Credit Facility, we have already drawn £89.1 million and we plan to draw an additional £240.9 million on or about 20 July 2004. As a result of the incurrence of borrowings under the New Credit Facility, we will have a significant amount of debt outstanding. Following the initial drawdowns under the New Credit Facility, we will have approximately £330.0 million of total debt outstanding on or before Admission and £20.0 million of unused borrowing capacity under the New Credit Facility. See Part XI: Unaudited Pro Forma Statement of Net Assets and —Liquidity and Capital resources, below. Our ability to make payments on, and to refinance, our debt will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive and other factors that are beyond our control. For a description of the risks associated with our debt, see Part I: Risk Factors—To service our debt, we will require a significant amount of cash; our ability to generate cash depends on many factors beyond our control.

SEASONALITY

Historically, we have acquired a significant portion of our new customers in the second half of our financial year, primarily during the Christmas season, resulting in increased turnover and expenses in such period and a corresponding effect on our working capital position in the period following Christmas.

EXPLANATION OF KEY PROFIT AND LOSS STATEMENT LINE ITEMS

Turnover

Turnover represents amounts receivable for the voice and non-voice airtime services we provide, as well as for the handsets and other equipment we sell, which we classify as either service or equipment turnover.

Service turnover is comprised of turnover in respect of outbound and inbound airtime, including SMS, international roaming and value-added services. Historical service turnover in respect of inbound traffic may not be indicative of future results of operations due to the effects of the TSA. Under the TSA, a substantial component of service turnover now comprises actual inbound traffic to our customers (also referred to herein as Inbound Interconnect Revenue), rather than the MSC payments provided for under our former telecommunications supply agreement. See Part X: Unaudited Pro Forma Financial Information and Part III: Industry and Business—Our TSA with T-Mobile.

Our key business indicators with respect to service turnover are total customers, customer activity level, net customer additions, churn rate, ARPU, non-voice service turnover as a percentage of service turnover, total voice minutes and total SMS messages. For a discussion of our key business indicators, including a discussion of the way in which they are calculated and certain proposed changes to the calculations, see Part VII: Selected Unaudited Non-Financial Operating Data.

Equipment turnover comprises sales of handsets, service packs, accessories and insurance either through third party retail outlets or directly through our concession stores in Virgin Megastores, the internet or our customer call centres.

Cost of sales

Our cost of sales consists of service cost of sales and equipment cost of sales. Service cost of sales comprises amounts that we reimburse our network provider for use of its network and third party networks, the commissions we pay to retailers and other distributors for the distribution of our paper and electronic top-up vouchers and amounts we pay to providers of content. Equipment cost of sales comprises the wholesale cost of purchasing handsets, service packs, accessories and insurance, the cost of direct marketing campaigns, commissions paid to retailers for distribution of our handsets, service packs, insurance and other accessories, and warehouse and distribution costs.

Administrative expenses

Our administrative expenses primarily consist of employee costs, costs in connection with advertising and marketing, depreciation and certain other costs, which include information technology costs. Because we are an MVNO, our business requires a relatively low amount of capital expenditure, which therefore generates low levels of depreciation. See —Liquidity and capital resources—Capital expenditure and financial investment below.

We expect to account for options granted under the Pre-IPO Plan as a non-cash exceptional administrative expense in the year ending 31 March 2005. See paragraph 9 under Part XII: Additional Information. We also expect to account for expenses incurred in connection with our future incentive plans as administrative expenses. See paragraph 8 under Part XII: Additional Information.

RESULTS OF OPERATIONS

The following information should be read in conjunction with the financial information and operating data included elsewhere in this document. See Part VI: Selected Financial Information and Part VII: Selected Unaudited Non-Financial Operating Data.

YEAR ENDED 31 DECEMBER 2003 COMPARED TO YEAR ENDED 31 DECEMBER 2002 AND YEAR ENDED 31 DECEMBER 2001

Turnover

The following table presents our turnover and related operating data for the years ended 31 December 2001, 2002 and 2003.

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	% Change in 2002	% Change in 2003
Turnover					
Service turnover (£ millions)	137.9	242.6	401.4	76%	65%
As percentage of turnover	79.3%	84.3%	87.6%	–	–
Equipment turnover (£ millions)	35.9	45.1	56.9	26%	26%
As percentage of turnover	20.7%	15.7%	12.4%	–	–
Total turnover (£ millions)	173.8	287.7	458.3	66%	59%
Total customers (thousands)(1)	1,445.5	2,383.9	3,678.5	65%	54%
Customer activity level (%)(1)	84.7%	83.5%	84.3%	–	–
Net customers additions (thousands)(1)	770.5	938.4	1,294.6	22%	38%
Churn rate (%)(1)	8.9%	15.5%	13.8%	–	–
ARPU (£)(1)	157	160	160	2%	0%
Non-voice service turnover as a percentage of service turnover(1)	24.5%	31.5%	33.9%	29%	8%
Total voice minutes (millions)(1)	831.7	1,420.4	2,201.6	71%	55%
Total SMS messages (millions)(1)	–	905.5	1,649.5	–	82%

(1) For a discussion of these key business indicators, including a discussion of the way in which they are calculated and certain proposed changes to the calculations, see Part VII: Selected Unaudited Non-Financial Operating Data.

Total turnover increased by 59% to £458.3 million in 2003 from £287.7 million in 2002, and by 66% in 2002 from £173.8 million in 2001, due to an increase in service turnover and equipment sales. These increases were primarily due to the continued growth in our customer base over the three years. We have continued to increase the number of gross connections over the last three years and have maintained a low churn rate despite an increase in the level of competition due to new entrants. See Part III: Industry and Business—Business—Competition. Consequently, our total customer base increased by 54% to 3,678,464 at the end of 2003 from 2,383,912 at the end of 2002 and by 65% at the end of 2002 from 1,445,492 at the end of 2001. Our churn rates have been 13.8%, 15.5% and 8.9% for 2003, 2002 and 2001, respectively.

Service turnover

Service turnover increased by 65% to £401.4 million in 2003 from £242.6 million in 2002, and by 76% in 2002 from £137.9 million in 2001, primarily as a result of the continued growth in our customer base over the three years, resulting in a growth in outbound and inbound turnover due to increased voice and SMS usage. The growth in service turnover was also a result of additional service offerings such as roaming and certain value-added services. Roaming has only been available to our pre-pay customers since November 2003 and turnover from roaming is expected to increase as a percentage of our service turnover in the future.

Included in service turnover in 2003 was an exceptional item of £16.2 million in respect of previously disputed MSC due from T-Mobile, of which £7.3 million related to periods ended prior to 31 December 2002 and £8.9 million related to the financial year ended 31 December 2003. Excluding this exceptional service turnover, service turnover increased by 59% to £385.2 million in 2003 from £242.6 million in 2002.

Our ARPU has remained relatively stable, unchanged at £160 in 2003 and 2002, and increased in 2002 from £157 in 2001. Excluding MSC payments received in respect of customers who had been inactive for 91 to 365 days inclusive, our ARPU remained stable at £150, £151 and £149 in 2003, 2002 and 2001, respectively. See note (6) under Part VII: Selected Unaudited Non-Financial Operating Data. Historic ARPU figures, however, may not be indicative of future ARPU due to the introduction of the TSA on 29 January 2004. See Part X: Unaudited Pro Forma Financial Information.

Equipment turnover

Our equipment turnover increased by 26% to £56.9 million in 2003 from £45.1 million in 2002, and by 26% in 2002 from £35.9 million in 2001, primarily due to the growth in customer additions. These increases were at a lower rate than the increase in gross connections primarily due to our strategy of acquiring an increasingly significant number of customers by selling service packs (without handsets) to certain retailers and distributors that they then combine with a handset (obtained from another supplier) to sell as a bundled package to customers. The increase at a rate lower than the increase in customer additions was also due to certain one-off marketing campaigns that encouraged customers to purchase service packs. Service pack (SIM only) despatches were 57% of total SIM despatches for the year ended 31 December 2003. The average turnover from despatches of handsets was £60 per handset for the year ended 31 December 2003 (volume-based commissions are not deducted from equipment turnover, but are accounted for within equipment cost of sales).

Cost of sales

The following table sets forth cost of sales data for the years ended 31 December 2001, 2002 and 2003.

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	Percentage change in 2002	Percentage change in 2003
	£M	£M	£M		
Service cost of sales	52.6	87.7	132.2	67%	51%
Equipment cost of sales	75.2	88.0	106.2	17%	21%
Total cost of sales	127.8	175.7	238.4	37%	36%
as percentage of turnover	73.5%	61.1%	52.0%	–	–

Total cost of sales increased by 36% to £238.4 million in 2003 from £175.7 million in 2002, and by 37% in 2002 from £127.8 million in 2001, due to increases in both service and equipment cost of sales. These increases were primarily due to the continued growth in our customer base over these years.

Service cost of sales

Service cost of sales increased by 51% to £132.2 million in 2003 from £87.7 million in 2002, and by 67% in 2002 from £52.6 million in 2001, primarily due to the increase in our customer base and the related increase in usage. Service cost of sales has not increased at as great a rate as service turnover due to changes to rates paid to our suppliers, including T-Mobile, and as a result of an increase in our customers' use of electronic top-ups (rather than vouchers) as a method of obtaining airtime credit, which is less costly to us. In addition, there has been a shift in the mix of our service turnover towards lower cost SMS traffic.

Equipment cost of sales

Equipment cost of sales increased by 21% to £106.2 million in 2003 from £88.0 million in 2002, and by 17% in 2002 from £75.2 million in 2001, due to the growth in customer additions. Equipment cost of sales has not increased at as great a rate as equipment turnover due to our focus on rapid growth through service pack (SIM only) sales and due to lower commissions payable to our distributors that we have been able to negotiate as a result of our greater market presence.

Gross profit

The following table sets forth gross profit and SAC data for the years ended 31 December 2001, 2002 and 2003.

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	Percentage change in 2002	Percentage change in 2003
	£M	£M	£M		
Service gross profit	85.3	154.9	269.2	82%	74%
Equipment gross profit	(39.3)	(42.9)	(49.3)	(9)%	(15)%
Total gross profit	46.0	112.0	219.9	143%	96%
Total gross margin (%)[1]	26.5%	38.9%	48.0%	–	–
Service gross margin (%)[2]	61.9%	63.8%	67.1%	–	–
SAC per gross addition (£)	43	32	26	(26)%	(19)%

(1) Total gross margin is defined as total gross profit divided by total turnover.

(2) Service gross margin is defined as service gross profit divided by service turnover.

Our total gross margin percentage increased to 48.0% in 2003 from 38.9% in 2002, and from 26.5% in 2001, as a result of the factors discussed under "Turnover" and "Cost of sales" above. Excluding the £16.2 million of exceptional service turnover recorded in 2003 (as discussed above under "Service Turnover"), the gross margin percentage achieved in 2003 was 46.1%.

Our acquisition costs per gross connection have decreased to £26 in 2003 from £32 in 2002, and from £43 in 2001, due to the reasons discussed in "Equipment turnover" and "Equipment cost of sales" above.

Administrative expenses

The following table sets forth certain information concerning our administrative expenses for the years ended 31 December 2001, 2002 and 2003.

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	Percentage change in 2002	Percentage change in 2003
	£M	£M	£M		
Total employee costs[1]	31.4	37.7	70.8	20%	88%
Advertising and marketing expenditure	32.3	36.0	37.3	11%	4%
Depreciation	12.0	11.3	13.3	(6)%	18%
Others	18.0	22.2	31.1	23%	40%
Total administrative expenses	93.7	107.2	152.5	14%	42%
as % of turnover	53.9%	37.3%	33.3%	–	–

(1) Total employee costs include costs to permanent employees, costs to contractors and temporary employees and costs associated with our outsourced customer call centre, as well as other related employee costs (including training costs).

Total administrative expenses (excluding depreciation) increased by 45% to £139.2 million in 2003 from £95.9 million in 2002 and by 17% in 2002 from £81.7 million in 2001. £23.5 million of the total administrative expenses in 2003 relate to an exceptional expense we incurred in connection with the Long-term Bonus granted to 60 employees as a reward for growing the business during the period from launch until 31 December 2003 (see paragraph 9 under Part XII: Additional Information). Excluding the Long-term Bonus (and depreciation), total administrative expenses increased by 21% to £115.7 million in 2003 from £95.9 million in 2002. However, administrative expenses as a percentage of turnover have declined because we were able to realise certain economies of scale with respect to our advertising expenditure and customer call centre operations.

Total employee costs increased by 88% to £70.8 million in 2003 from £37.7 million in 2002, and by 20% in 2002 from £31.4 million in 2001. Excluding the Long-term Bonus, employee costs have increased by 25% to £47.3 million in 2003 from £37.7 million in 2002 and by 20% in 2002 from £31.4 million in 2001 due primarily to an increase in the number of customer service advisers.

Advertising and marketing expenses increased by 4% to £37.3 million in 2003 from £36.0 million in 2002, and by 11% in 2002 from £32.3 million in 2001, primarily as a result of increased payments to retailers to advertise and promote our products, which has supported our rapid growth. Spending on other forms of advertising has remained relatively stable.

Depreciation increased by 18% to £13.3 million in 2003 from £11.3 million in 2002 and decreased by 6% in 2002 from £12.0 million in 2001. Despite low capital expenditure in 2001 compared to the two most recent years, the depreciation charge has remained relatively stable over the last three years due to the depreciation for capitalised expenses incurred during 1999 and 2000 in connection with the launch of our company. See —Liquidity and capital resources—Capital expenditure and financial investment below.

Operating profit

For the reasons mentioned above, our operating profit increased to £67.4 million in 2003 from £4.8 million in 2002, as compared to an operating loss of £47.7 million in 2001. Operating margin (which we define as operating profit as a percentage of turnover) increased to 14.7% in 2003 from 1.7% in 2002. Excluding the exceptional service turnover recognised in 2003 and the Long-term Bonus accrued in 2003, operating margin increased to 16.3% in 2003 from 1.7% in 2002.

Finance charges (net)

Interest payable on borrowings under the Original Senior Credit Facility decreased by 13% to £6.0 million in 2003 from £6.9 million in 2002 and increased by 15% in 2002 from £6.0 million in 2001 due primarily to changes in the amount of our bank borrowings outstanding. Interest payable on the Shareholder Loans (obtained from our then-shareholders in connection with the launch of our company) increased by 2% to £5.5 million in 2003 from £5.4 million in 2002 and decreased by 5% in 2002 from £5.7 million in 2001 due to the combination of an accretion of interest and fluctuation in interest rates.

Interest income has increased by 80% to £0.9 million in 2003 from £0.5 million in 2002 and 2001 as our cash balance has increased.

Taxation

We incurred losses during our first three years of operations while building our customer base. We therefore had tax losses carried forward and unutilised capital allowances of approximately £140 million as at 31 December 2003. These taxable losses can be offset against future taxable profits. A deferred tax asset has been recognised in our financial statements to the extent we expect to be able to offset our future profits against these losses. At the end of 2003, we have included an asset of £42.1 million, compared to a £9.0 million asset at the end of 2002. This has resulted in tax credits in the profit and loss account of £33.1 million in 2003 and £9.0 million in 2002.

Net profit

Overall, our net profit increased to £89.9 million in 2003 from £2.0 million in 2002, and from a net loss of £58.9 million in 2001. Excluding the exceptional service turnover and the Long-term Bonus in 2003, net profit increased to £97.2 million in 2003 from £2.0 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

The table below sets forth certain information concerning our liquidity and capital resources for the years ended 31 December 2001, 2002 and 2003.

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£M	£M	£M
Operating profit (loss)	(47.7)	4.8	67.4
Depreciation and amortisation	12.0	11.3	13.3
Change in working capital	(18.4)	18.6	2.1
Cash flow from operating activities	(54.1)	34.7	82.8
Returns on investment and servicing of finance	(4.2)	(7.7)	(4.3)
Capital expenditure and financial investment	(8.8)	(18.3)	(19.2)
Cash inflow (outflow) before financing	(67.1)	8.7	59.3
Financing	74.8	(5.3)	(25.8)
Increase in cash	7.7	3.4	33.5

Change in working capital

Our net working capital position improved by £2.1 million between the end of 2002 and the end of 2003. Working capital improved due to the accrual of £23.5 million for the Long-term Bonus, offset by an increase of £15.9 million in the net amount receivable from T-Mobile, an increase of £3.7 million in the net amount receivable from other Virgin companies for handsets and related products and vouchers, and a general slight worsening in working capital of £1.8 million as the amounts that were owed to us by our distributors and retailers increased due to our rapid growth.

Our net working capital position improved by £18.6 million between the end of 2001 and the end of 2002, primarily due to an increase of £7.1 million in the deferred revenue balance as a result of the increase in the pre-pay customer base and thus pre-pay customer balances and a shift from being owed VAT in 2001 to paying VAT on a quarterly basis in 2002, resulting in an improvement in working capital of £5.3 million. There was also a general improvement in working capital of £6.2 million due to the level of debtors not rising as quickly as the level of creditors.

Cash flow from operating activities

Cash flow generated by operating activities increased to £82.8 million in 2003 from £34.7 million in 2002, compared to the use of cash from operating activities of £54.1 million in 2001. These increases were due to the improvement in operating profit, together with the changes in the working capital position, referred to above.

Returns on investment and servicing finance

Cash flow used to service finance decreased to £4.3 million in 2003 from £7.7 million in 2002, but increased in 2002 from £4.2 million in 2001. Until September 2002, we paid interest on borrowings on the Original Senior Credit Facility on a six monthly basis. Between October 2002 and June 2003, we paid interest on a monthly basis and therefore a higher amount of interest was paid in 2002. We paid interest for the quarter to September 2003 and then returned to paying interest on a six monthly basis, and therefore, together with a reduction in the amount outstanding under the Original Senior Credit Facility, experienced a reduction in the cash paid for interest on the Original Senior Credit Facility during 2003. In addition, interest income has increased as our cash balance has increased.

Capital expenditure and financial investment

Cash flow used for capital expenditure increased by 5% to £19.2 million in 2003 from £18.3 million in 2002, and by 108% in 2002 from £8.8 million in 2001. Capital expenditure as a percentage of turnover was 4.0% in 2003, 6.7% in 2002 and 4.0% in 2001.

Our expenditure for fixed asset additions in relation to information technology infrastructure (hardware and software to support our customer call centres) has increased by 13% to £6.3 million in 2003 from £5.6 million in 2002, and increased by 100% in 2002 from £2.8 million in 2001 due primarily to the increase in our customer base.

Other significant fixed asset additions include £16.2 million that we invested in 2003 and 2002 (£4.6 million and £11.6 million, respectively) in implementing a new rating and billing system to allow us to rate and bill new services to customers as the services become available, and £4.1 million that we invested in 2003 in providing additional functionality for our new service propositions (including pre-pay roaming and certain value-added services). During 2003, we also incurred £1.3 million of capital expenditure related to beginning our programme of establishing concessions within Virgin Megastores, and £0.7 million in establishing our outsourced call centre. During 2001, we spent £2.0 million on implementing a data storage centre.

We do not currently have any material commitments for capital expenditure.

Financing

Our net debt position for the years ended 31 December 2001, 2002 and 2003 was as follows:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£M	**£M**	**£M**
Cash at bank and in hand	9.7	13.1	46.6
Bank facility debt due within one year	–	*(23.0)*	*(69.4)*
Bank facility debt due after more than one year	(100.0)	(72.0)	–
Finance lease	*(0.5)*	*(0.2)*	–
Shareholder Loans	(64.3)	(69.7)	(75.2)
Net debt	(155.1)	(151.8)	(98.0)

We have historically financed our operations through borrowings under the Original Senior Credit Facility and cash flow from operating activities, through the issue of share capital to our shareholders and through shareholder loans. From December 2002, we began making early repayments of principal amounts outstanding under the Original Senior Credit Facility. On 18 May 2004, we repaid our remaining outstanding bank borrowings of £23.0 million under the Original Senior Credit Facility.

On 2 July 2004, VMGL entered into the New Credit Facility pursuant to which we have £350 million of funds available (see paragraph 18 under Part XII: Additional Information for more detail).

Pursuant to the New Credit Facility, we have already drawn £89.1 million and we plan to draw an additional £240.9 million on or about 20 July 2004.

We have applied £78.4 million of the funds already drawn under the New Credit Facility in repayment of the amounts outstanding to T-Mobile (UK) Limited (a former shareholder) and to Bluebottle UK Limited (a member of the Virgin Group) of £39.2 million each, and we intend to apply £237.3 million of the funds drawn under the New Credit Facility to repay amounts owing from VMGL to Virgin Group companies and £3.6 million to repay amounts owing to our other current shareholders. £8.2 million of the funds drawn will be applied in paying fees associated with the Global Offer and the New Credit Facility. The balance of the funds, together with cash generated from our operations, will be applied as needed to fund our operations.

To the extent we expand our operations internationally, we expect to finance the expansion through cash generated from operations, additional borrowings or other alternatives. However, there can be no assurance that these funding sources will be available on commercially reasonable terms, or at all, when we need them.

SIGNIFICANT ACCOUNTING POLICIES

General

The Company's accounting policies are described more completely in note (1) of the Accountant's Report on Virgin Mobile Telecoms Limited in Part IX: Accountants' Reports. The preparation of these financial statements requires Virgin Mobile to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

Virgin Mobile bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Virgin Mobile believes the following to be the most significant critical accounting policies used in the preparation of its consolidated financial information.

Revenue recognition

Handsets and other equipment revenue is recognised based on the amounts received at the date of sale. Airtime turnover derived from customers is recognised based on the usage of the network in the period. MSC is recognised in the periods in which it becomes receivable. Prepaid airtime sales are deferred until the customer uses the stored value.

Subscriber acquisition costs

Subscriber acquisition costs, which include the commission costs (paid to dealers and retailers) associated with acquiring new customers and other incremental costs of customer acquisition, are recognised in the profit and loss account as incurred. Judgements are made in channel marketing accruals regarding the likelihood of the channel performing the relevant marketing activity.

Stocks

Stocks are stated at the lower of cost and net realisable value. Net realisable value is based on a selling price estimated by the Company, less further estimated direct selling costs. Provision is made for obsolete, slow-moving or defective items where appropriate.

Taxation

Deferred tax is provided for in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they come due based on current tax rates and laws. Timing differences arise from the inclusion of items of income and expenditure in taxation computations for periods different from the period(s) that are reflected in the financial statements in which the income and expenditure items appear. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

RISK MANAGEMENT POLICIES

The major financial risks we face are exchange rate, interest rate exposure and liquidity risk.

Exchange rate risk. About one-third of the handset purchases made by us are from suppliers in continental Europe. These purchases are invoiced in Euros. Our policy is (1) to eliminate all currency exposure within two months of the time of purchase through forward currency contracts, (2) to eliminate 50% of currency exposure during the period three to six months prior to the time of purchase, and (3) to manage currency exposure on a discretionary basis more than six months in advance of the time of purchase. All other purchases are denominated in sterling.

Interest rate risk. We intend to enter into interest rate swaps to hedge against adverse movements in LIBOR in relation to our New Credit Facility. Our policy is to keep between 50% and 75% of the borrowing under the New Credit Facility at fixed rates of interest.

Liquidity Risk. Our overall objective is to ensure that we are, at all times, able to meet our financial commitments as and when they fall due. To this end, surplus funds are collected and invested with approved counterparties, within authorised limits, with the aim of maintaining short-term liquidity while maximising yield.

For a more detailed discussion of our financial instruments, see note (16) to the Accountants' Report on VMTL under Part IX: Accountants' Reports.

CURRENT TRADING AND PROSPECTS

Since 31 March 2004, we have experienced continued growth in total customer numbers which has contributed to further growth in our turnover. We have also continued to manage our operations so as to achieve further economies of scale with respect to our operational expenditures.

Given the continuing trend in growing our customer base, the further efficiencies which we hope to achieve with respect to our operational expenditures, our planned expansion of retail outlets, improvement in the effectiveness of our presence in Virgin Megastores, the introduction of GPRS (2.5G) services and other planned developments to our customer proposition, the Board believes that we are well-placed to exploit effectively the market opportunities that are available to us. Based on current trading, the Board views our prospects for the current financial year with optimism.

We repaid our remaining outstanding bank borrowings of £23.0 million under the Original Senior Credit Facility on 18 May 2004 and entered into the New Credit Facility on 2 July 2004. On 5 July 2004, VMTL repaid two loans of £39.2 million each (including interest), to T-Mobile (UK) Limited, a former shareholder, and to Bluebottle UK Limited, a member of the Virgin Group.

DIVIDEND POLICY

As a company incorporated in England and Wales, the Company may only pay dividends to the extent it has distributable reserves available which, in turn, is dependent on our ability to receive funds for such purposes, directly or indirectly, from VMTL, our operating company subsidiary. Currently, VMTL has negative distributable reserves and thus may not pay a cash dividend to us. VMTL has passed a resolution to reduce its share premium account and applied to the Court for an order confirming the reduction, with the intention of eliminating its negative distributable reserves. Subject to the Court making an order confirming the reduction, the Company expects the capital reduction to be effective by the end of July 2004. Provided that the capital reduction becomes effective, the Company expects VMTL to be entitled under the Act to distribute any realised profits accrued after that date.

Subject to the Court making an order confirming the reduction and to the availability of distributable reserves within the Group, the Directors intend to adopt a dividend policy that reflects the cash flow generation of the business. The first dividend that the Company intends to pay (subject to unforeseen circumstances) is a final dividend for the year ending 31 March 2005, which, when annualised (on the basis of a 67:33 ratio for final:interim dividends that the Directors of the Company expect to adopt), it is intended would represent a payment of around 40% of any net income. The Company does not intend to pay an interim dividend for the year ending 31 March 2005.

For a discussion of limitations on our ability to pay dividends, see Part I: Risk Factors—Our ability to pay dividends is limited by law and is a function of our profitability, and paragraph 23 under Part XII: Additional Information.

PART IX ACCOUNTANTS' REPORTS

Deloitte.

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

ACCOUNTANTS' REPORT ON VIRGIN MOBILE HOLDINGS (UK) PLC

The following is the full text of a report on the Company from Deloitte & Touche LLP, Reporting Accountants

The Directors
Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire BA14 0TQ

J.P. Morgan plc
125 London Wall
London
EC2Y 5AJ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

21 July 2004

Dear Sirs

VIRGIN MOBILE HOLDINGS (UK) PLC (THE COMPANY)

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 21 July 2004 (the **Listing Particulars**) relating to the listing of the Company.

BASIS OF PREPARATION

The Company was incorporated on 26 March 1999 under the name of Ideastone Limited. On 29 March 1999, the Company's name was changed to Virgin Galactic Airways Limited. The name of the Company was changed to Virgin Mobile Holdings (UK) Limited on 20 May 2004. The Company was re-registered as a public limited company with the registered name Virgin Mobile Holdings (UK) plc on 2 July 2004.

The Company has issued 2 shares for a consideration of £2. No material contracts or transactions have been entered in the three years ended 31 March 2004.

The Company has not yet traded and no dividends have been declared or paid.

The financial information set out in this report is based on the audited statutory accounts of the Company for the year ended 31 March 2004 and the audited non-statutory accounts for the two years ended 31 March 2003. The Company did not trade during this period.

RESPONSIBILITY

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

OPINION

In our opinion, the financial information set out below gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at 31 March 2002, 2003 and 2004.

BALANCE SHEETS

	At 31 March 2002	At 31 March 2003	At 31 March 2004
	£	£	£
Current assets			
Amount due from parent company	2	2	2
Net assets	2	2	2
Capital and reserves			
Called up equity share capital	2	2	2
Equity Shareholders' funds	2	2	2

There have been no trading or cashflows in the three years ended 31 March 2004.

NOTES TO THE FINANCIAL INFORMATION

1 ACCOUNTING POLICIES

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable UK accounting standards. The Company did not trade during the three years ended 31 March 2004 and accordingly it neither made a profit nor a loss in that period.

2 CALLED-UP SHARE CAPITAL

	2002	2003	2004
	£	**£**	**£**
Authorised:			
1,000 ordinary shares at £1 each	*1,000*	*1,000*	*1,000*
Allotted, called-up and credited as fully-paid:			
2 ordinary shares of £1 each	*2*	*2*	*2*

3. ULTIMATE CONTROLLING PARTY

At 31 March 2004, the Company's immediate parent was Virgin Management Limited, a company incorporated in England. The accounts of this company are available to the public and may be obtained from Companies House, Crown Way, Cardiff CF14 3UZ. The ultimate parent company was Virgin Group Investments Limited (**VGIL**), whose principal shareholders are certain trusts, none of which has a controlling interest in VGIL. The principal beneficiaries of those trusts are Sir Richard Branson and/or members of his immediate family. VGIL is incorporated in the British Virgin Islands.

4. POST BALANCE SHEET EVENTS

On 16 June 2004, the Company subdivided its authorised share capital of 1,000 ordinary shares of £1 each into 100,000 shares of £0.01 each and 798 ordinary shares of £0.01 each were issued to Virgin Management Limited, the Company's immediate parent. Subsequently, Virgin Management Limited sold all of its 998 shares to Bluebottle Investments (UK) Limited, which then became the immediate parent of the Company.

Also on 16 June 2004, as part of a group re-organisation, the Company acquired 960,000 non-voting preferred B shares of £0.01 each, 690,110 zero dividend voting C shares of £0.01 each and 300 cumulative redeemable preference shares of £0.01 each in the share capital of Virgin Mobile Telecoms Limited. The consideration for these shares was the issue and allotment of two ordinary shares of £0.01 each in the capital of the Company.

Also on 16 June 2004, the Company acquired the entire issued share capital (being one share of £1) of Virgin Mobile Group (UK) Limited (formerly Alnery No. 2416 Limited) for consideration of £1.

On 1 July 2004, the Company consolidated its authorised share capital of 100,000 ordinary shares of £0.01 each into 10,000 ordinary shares of £0.10 each. The authorised share capital of the Company was then increased from £1,000 to £33,000,000 by the creation of 329,990,000 additional ordinary shares of £0.10 each. The Company used its share premium account to the amount of £24,529,730.70 to pay up in full at par 245,297,307 unissued ordinary shares of £0.10 each, and these shares were issued and allotted to the sole holder of the ordinary shares in issue Bluebottle Investments (UK) Limited as a bonus issue.

On 2 July 2004, the Company was re-registered as a public limited company and its name was changed to Virgin Mobile Holdings (UK) plc.

On 20 July 2004, the Company acquired 13,500 E shares of £0.02 each in the share capital of Virgin Mobile Telecoms Limited and Bearer Share Warrant No. 1 in respect of 5,000 D ordinary shares of £0.01 each in the share capital of Virgin Mobile Telecoms Limited. The consideration for these shares and the bearer warrant was £3,628,887 and the issue and allotment of 4,702,593 ordinary shares of £0.10 each in the share capital of the Company.

Also on 20 July 2004, the Company sold 960,000 non-voting preferred B shares of £0.01 each, 690,110 zero dividend voting C shares of £0.01 each, 13,500 E shares of £0.02 each and 300 cumulative redeemable preference shares of £0.01 each in the share capital of Virgin Mobile Telecoms Limited and Bearer Share Warrant No. 1 in respect of 5,000 D ordinary shares of £0.01 each in the share capital of Virgin Mobile Telecoms Limited. The consideration for these shares and the bearer warrant was the issue and allotment to the Company of three ordinary shares of £1 each in the share capital of Virgin Mobile Group (UK) Limited.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte.

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

ACCOUNTANTS' REPORT ON VIRGIN MOBILE GROUP (UK) LIMITED

The following is the full text of a report on Virgin Mobile Group (UK) Limited from Deloitte & Touche LLP, Reporting Accountants

The Directors
Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire BA14 0TQ

J.P. Morgan plc
125 London Wall
London
EC2Y 5AJ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

21 July 2004

Dear Sirs

VIRGIN MOBILE GROUP (UK) LIMITED (VMGL)
We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 21 July 2004 (the **Listing Particulars**) relating to the listing of Virgin Mobile Holdings (UK) plc (the **Company**).

BASIS OF PREPARATION
VMGL was incorporated on 20 February 2004 under the name of Alnery No. 2416 Limited. The name of VMGL was changed to Virgin Mobile Group (UK) Limited on 17 June 2004.

VMGL has issued one share for a consideration of £1. As at 31 March 2004, no material contracts or transactions have been entered into.

As at 31 March 2004, VMGL had not yet traded and no dividends have been declared or paid.

The financial information set out in this report is based on the audited non-statutory accounts of VMGL for the period from incorporation on 20 February 2004 to 31 March 2004. VMGL did not trade during this period.

RESPONSIBILITY
Such financial statements are the responsibility of the directors of VMGL who approved their issue.

The Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

OPINION

In our opinion, the financial information set out below gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the VMGL as at 31 March 2004.

BALANCE SHEET

	[illegible]
	£
Current assets	
Amounts due from parent company	1
Net assets	1
Capital and reserves	
Called up equity share capital	1
Equity Shareholders' funds	1

There has been no trading or cashflows in the period from incorporation to 31 March 2004.

NOTES TO THE FINANCIAL INFORMATION

1. ACCOUNTING POLICIES

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable UK accounting standards. VMGL did not trade during the period ended 31 March 2004 and accordingly it made neither a profit nor loss in that period.

2. SHARE CAPITAL

The authorised share capital of VMGL as at 31 March 2004 was £100 divided into 100 ordinary shares of £1 each. The issued share capital of VMGL as at 31 March 2004 was one £1 share.

3. RESERVES

	Share capital
	£
Balance at incorporation	–
Issue of share capital at incorporation	1
At 31 March 2004	1

4. POST BALANCE SHEET EVENTS

On 16 June 2004, the entire share capital of VMGL was transferred to Virgin Mobile Holdings (UK) Limited. At that point, the ultimate parent company became Virgin Group Investments Limited (**VGIL**), whose principal shareholders are certain trusts, none of which has a controlling interest in VGIL. The principal beneficiaries of those trusts are Sir Richard Branson and/or members of his immediate family. VGIL is incorporated in the British Virgin Islands.

Also on 16 June 2004, VMGL acquired 269,890 zero dividend voting C shares of £0.01 each and 5,000 D ordinary shares of £0.01 each in Virgin Mobile Telecoms Limited. These were purchased for their market value of £237,293,264, which remains payable.

On 2 July 2004, VMGL entered into a new credit facility secured on VMGL's shares in Virgin Mobile Telecoms Limited and drew down £89,077,849 on that facility.

Also on 2 July 2004, VMGL subscribed for one F share of £1 in Virgin Mobile Telecoms Limited for consideration of £85,227,849.

On 20 July 2004, VMGL acquired 960,000 non-voting preferred B shares of £0.01 each, 690,110 zero dividend voting C shares of £0.01 each, 13,500 ordinary E shares of £0.02 each and 300 cumulative redeemable preference shares of £0.01 each in the share capital of Virgin Mobile Telecoms Limited and Bearer Share Warrant No. 1 in respect of 5,000 D ordinary shares of £0.01 each in the share capital of Virgin Mobile Telecoms Limited. The consideration for these shares and the bearer warrant was the issue and allotment of three ordinary shares of £1 each in the share capital of VMGL.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte.

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

ACCOUNTANTS' REPORT ON VIRGIN MOBILE TELECOMS LIMITED

The following is the full text of a report on Virgin Mobile Telecoms Limited and its subsidiaries from Deloitte & Touche LLP, Reporting Accountants

The Directors
Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire BA14 0TG

J.P. Morgan plc
125 London Wall
London
EC2Y 5AJ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

21 July 2004

Dear Sirs

VIRGIN MOBILE TELECOMS LIMITED (VMTL) AND ITS SUBSIDIARIES (THE TRADING GROUP)
We report on the financial information of Virgin Mobile Telecoms Limited set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 21 July 2004 (the **Listing Particulars**) relating to the listing of Virgin Mobile Holdings (UK) plc (the **Company**).

BASIS OF PREPARATION
The financial information set out in this report, which has been prepared on the basis set out under Basis of Compilation below and in accordance with applicable United Kingdom generally accepted accounting principles (**UK GAAP**), is based on the audited consolidated statutory financial statements of VMTL for the three years ended 31 December 2003 and the three months ended 31 March 2004 and the audited consolidated non-statutory financial statements for the twelve months ended 31 March 2004.

RESPONSIBILITY
Such financial statements are the responsibility of the directors of VMTL who approved their issue.

The Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The

evidence included that previously obtained by Arthur Andersen, who audited the financial statements for the year ended 31 December 2001, our predecessor firm, Deloitte & Touche, who audited the financial statements for the year ended 31 December 2002 and by us relating to the audit of the financial statements for the year ended 31 December 2003, year ended 31 March 2004 and 3 months ended 31 March 2004, relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

OPINION

In our opinion, the financial information set out below gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Trading Group as at the dates stated and of its profits and losses, cash flows and recognised gains and losses for the periods then ended.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Note	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
		£'000	£'000	£'000	£'000	£'000
Turnover before exceptional items		173,860	287,720	442,039	470,388	122,848
Exceptional turnover	4	–	–	16,242	17,243	1,001
TURNOVER	2	173,860	287,720	458,281	487,631	123,849
Cost of sales		(127,771)	(175,682)	(238,403)	(255,831)	(68,891)
GROSS PROFIT		46,089	112,038	219,878	231,800	54,958
Total administrative expenses before exceptional operating cost		(93,794)	(107,202)	(128,963)	(132,456)	(32,246)
Exceptional operating cost	4	–	–	(23,575)	(23,575)	–
Administrative expenses		(93,794)	(107,202)	(152,538)	(156,031)	(32,246)
Operating profit (loss) before operating exceptional items		(47,705)	4,836	74,673	82,101	21,711
Exceptional items (net)	4	–	–	(7,333)	(6,332)	1,001
OPERATING PROFIT (LOSS)		(47,705)	4,836	67,340	75,769	22,712
Finance charges (net)	3	(11,234)	(11,841)	(10,629)	(9,594)	(1,903)
PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION	5	(58,939)	(7,005)	56,711	66,175	20,809
Tax on loss on ordinary activities	8	–	9,001	33,179	27,192	(5,987)
PROFIT (LOSS) FOR THE FINANCIAL PERIOD		(58,939)	1,996	89,890	93,367	14,822
Finance costs of non-equity shares		(3,597)	(3,938)	(4,555)	(4,706)	(1,258)
Retained profit (loss) for the financial period		(62,536)	(1,942)	85,335	88,661	13,564
Earnings per ordinary share	9	(25.0)p	(0.8)p	34.1p	35.5p	5.4p
Diluted earnings per ordinary share	9	(23.6)p	(0.7)p	32.2p	33.5p	5.1p

All amounts derive from continuing operations.

There were no other recognised gains and losses.

CONSOLIDATED BALANCE SHEETS

	Note	31 December 2001	31 December 2002	31 December 2003	31 March 2004
		£'000	£'000	£'000	£'000
FIXED ASSETS					
Tangible assets	10	16,798	24,828	28,730	26,532
CURRENT ASSETS					
Stocks	12	4,927	5,671	6,567	10,801
Debtors	13	33,749	43,705	70,570	39,865
Deferred tax asset	13	–	9,001	42,180	36,193
Cash at bank and in hand		9,714	13,110	46,599	37,481
		48,390	71,487	165,916	124,340
CREDITORS: amounts falling due within one year	14	(60,699)	(112,924)	(263,250)	(204,712)
NET CURRENT LIABILITIES		(12,309)	(41,437)	(97,334)	(80,372)
TOTAL ASSETS LESS CURRENT LIABILITIES		4,489	(16,609)	(68,604)	(53,840)
CREDITORS: amounts falling due after more than one year	15	(166,238)	(143,144)	(1,259)	(1,201)
NET LIABILITIES		(161,749)	(159,753)	(69,863)	(55,041)
CAPITAL AND RESERVES					
Called up share capital	17	19	19	19	19
Share premium account	18	30,036	30,036	30,036	30,036
Profit and loss account	18	(191,804)	(189,808)	(99,918)	(85,096)
ACCUMULATED DEFICIT	19	(161,749)	(159,753)	(69,863)	(55,041)
Accumulated deficit may be analysed as:					
Equity interests		(198,923)	(200,865)	(115,530)	(101,966)
Non-equity interests		37,174	41,112	45,667	46,925
		(161,749)	(159,753)	(69,863)	(55,041)

CONSOLIDATED CASH FLOW STATEMENTS

	Note	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
		£'000	£'000	£'000	£'000	£'000
Net cash inflow (outflow) from operating activities	20	(54,065)	34,712	82,812	109,554	40,069
Returns on investments and servicing of finance	21	(4,208)	(7,746)	(4,291)	(3,824)	(1,460)
Capital expenditure and financial investment	21	(8,836)	(18,315)	(19,211)	(14,620)	(1,324)
Cash inflow (outflow) before financing		(67,109)	8,651	59,310	91,110	37,285
Financing	21	74,858	(5,255)	(25,821)	(72,152)	(46,403)
Increase (decrease) in cash in the period	22	7,749	3,396	33,489	18,958	(9,118)

NOTES TO THE FINANCIAL INFORMATION

1. ACCOUNTING POLICIES

The financial information has been prepared in accordance with applicable UK accounting standards. The particular accounting policies adopted, all of which have been applied consistently throughout all the periods presented, are described below.

Basis of preparation

The financial information has been prepared from the audited statutory financial statements of VMTL and its subsidiaries for each of the three years ended 31 December 2003 and the three months ended 31 March 2004 and the audited non-statutory financial statements of VMTL and its subsidiaries for the twelve months ended 31 March 2004. The financial information is prepared under the historical cost convention.

Basis of consolidation

The Trading Group financial information consolidates the accounts of VMTL and its subsidiary undertaking. The results of subsidiaries acquired are consolidated for the periods from which control passed. Acquisitions are accounted for under the acquisition method.

Turnover

Turnover represents amounts receivable for handset and airtime services provided in the normal course of business, net of VAT and trade discounts.

Handsets and other equipment revenue is recognised based on the amounts received at the date of sale. Airtime turnover derived from customers is recognised based on the usage of the network in the period. MSC is recognised in the periods in which it becomes receivable. Prepaid airtime sales are deferred until the customer uses the stored value.

Subscriber acquisition costs

Subscriber acquisition costs, which include the commission costs associated with acquiring new customers and other incremental costs of customer acquisition, are recognised in the profit and loss account as incurred.

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Leasehold improvements	*3 years*
Computer systems	*2 – 3 years*
Fixtures and fittings	*3 years*
Office equipment	*3 years*

Residual value is calculated on prices prevailing at the date of acquisition. Depreciation is not charged on assets in the course of construction until they are ready for service.

Website development costs

Design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised. If there is insufficient evidence on which to base reasonable estimates of the economic benefits that will be generated in the period until the design and content are next updated, the costs of developing the design and content are charged to the profit and loss account as incurred.

Stocks

Stocks are stated at the lower of cost and net realisable value. Net realisable value is based on estimated selling price, less further direct selling costs. Provision is made for obsolete, slow-moving or defective items where appropriate.

Pension costs

The Company operates a defined contribution pension scheme. For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Taxation

Corporation tax is provided on taxable profits at the current rate.

Deferred tax is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and laws. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Leases

Assets obtained under hire purchase contracts or finance leases are capitalised in the balance sheet. Those held under hire purchase contracts are depreciated over their useful economic lives. Those held under finance leases are depreciated over their estimated useful lives or the leases' term, whichever is shorter.

The interest element of these obligations is charged to the profit and loss account over the relevant period. The capital element of the future payments is treated as a liability.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used.

Finance costs

Finance costs of debt and non-equity shares are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount. Where the finance costs for non-equity shares are not equal to the dividends on these instruments, the difference is also accounted for in the profit and loss account as an appropriation of profits.

The finance cost charged in the period for non-equity shares is written back through the profit and loss reserve if VMTL is unable to pay the dividend.

Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

Derivative financial instruments

The group uses derivative financial instruments to reduce exposure to interest rate movements and foreign exchange risk. The Trading Group does not hold or issue derivative financial instruments for speculative purposes.

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

For a forward contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currencies or similar currencies as the hedged item and must also reduce the risk of foreign exchange movements on the group's operations. Gains and losses arising on these contracts are only recognised in the profit and loss account when the hedged transaction itself has been reflected in the group's accounts.

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

2 SEGMENTAL INFORMATION

The Trading Group's operations and markets are located within the United Kingdom and form a single segment with two types of product, equipment and service.

3. FINANCE CHARGES (NET)

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
	£'000	£'000	£'000	£'000	£'000
Interest payable on:					
Bank loans and overdrafts	(6,004)	(6,944)	(5,969)	(5,206)	(898)
Finance leases	(58)	(57)	(16)	(10)	(2)
Loans from related companies	(5,655)	(5,362)	(5,566)	(2,848)	(754)
Loans from previous shareholder	–	–	–	(2,848)	(754)
Interest payable and similar charges	(11,717)	(12,363)	(11,551)	(10,912)	(2,408)
Interest receivable and similar income	483	522	922	1,318	505
	(11,234)	(11,841)	(10,629)	(9,594)	(1,903)

4. EXCEPTIONAL OPERATING ITEMS

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
	£'000	£'000	£'000	£'000	£'000
Previously disputed marketing support contributions	–	–	16,242	17,243	1,001
Long-term bonus	–	–	(23,575)	(23,575)	–
	–	–	(7,333)	(6,332)	1,001

At the end of 2002, T-Mobile were withholding amounts in respect of certain marketing support contributions. As a result of the settlement of various disputes involving VMTL, T-Mobile and certain Virgin Group companies, Virgin Mobile was entitled to receive payment for previously disputed marketing support contributions that would be determined following future proceedings. The amount was determined with certainty prior to the approval of the financial statements for

the twelve months ended 31 December 2003 and £1,001,000 has been recognised as turnover in the results for the three months ended 31 March 2004 for previously disputed marketing support contributions for the period ended 31 March 2004. £16,242,000 was recognised as turnover in the results for the year ended 31 December 2003 for disputed marketing support contributions for the periods ended prior to 31 December 2003. £17,243,000 has been recognised as turnover in the results for the year ended 31 March 2004 for disputed marketing support contributions for the periods ended prior to 31 March 2004.

The expense for £23,575,000 relates to the implementation of the Long-term Bonus paid to employees as a reward for growing the business in the period from launch to 31 December 2003.

5. PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit (loss) on ordinary activities before taxation is stated after charging:

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
	£'000	£'000	£'000	£'000	£'000
Depreciation and amounts written off tangible fixed assets					
—Owned assets	11,930	11,071	12,997	15,319	4,294
—Leased assets	108	215	322	163	2
Operating lease rentals					
—Leasehold property	1,120	1,179	1,187	1,187	297
Auditors' remuneration for audit services	142	151	168	242	131
Auditors' remuneration for non-audit services	136	491	160	305	200

6. STAFF COSTS

The average monthly number of employees (including executive directors) was:

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
	Number	Number	Number	Number	Number
Distribution	48	43	112	138	173
Marketing	32	45	49	50	53
Administration	604	1,039	1,133	1,187	1,271
	684	1,127	1,294	1,375	1,497

Their aggregate remuneration comprised:

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
	£'000	£'000	£'000	£'000	£'000
Wages and salaries	18,660	27,921	56,508	57,649	8,779
Social security costs	1,648	2,432	3,006	3,238	862
Other pension costs (see note (23))	549	776	955	998	261
	20,857	31,129	60,469	61,885	9,902

Included in the above for the 12 months ended 31 December 2003 and 12 months ended 31 March 2004 is an exceptional operating expense of £23,575,000 (3 months ended 31 March 2004—£nil, 12 months ended 31 December 2002 and 2001—£nil) relating to the implementation of the Long-term Bonus paid to selected employees as a result of growing the business in the period from launch to 31 December 2003 (see note (4)).

7. DIRECTORS' REMUNERATION, INTERESTS AND TRANSACTIONS

Aggregate remuneration

T-Mobile provided three directors of VMTL for the three years ended 31 December 2003 and until 29 January 2004. Virgin Management Limited provided three directors of VMTL for the three years ended 31 December 2003 and the three months ended 31 March 2004. The following table sets out the amounts paid to T-Mobile and Virgin Management Limited for the services of each Director.

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
	£'000	£'000	£'000	£'000	£'000
Paid to Virgin Management Limited for the services of:					
Sir Richard Branson[1]	15	15	15	15	4
Gordon McCallum[2]	15	15	15	15	4
Robert Samuelson	15	15	15	15	4
Paid to T-Mobile[10] for the services of:					
Julia Chain[3][4]	15	15	15	12	–
Thomas Dannenfeldt[3][5]	–	–	7	7	–
Harris Jones[6]	15	15	8	4	–
Brian McBride[3][7]	–	–	7	7	–
Paul Meadows[8]	9	–	–	–	–
Andrew Peters[9]	6	15	8	4	–
Total fees paid for Directors' services	90	90	90	79	12

(1) William Whitehorn was appointed as Alternate Director to Sir Richard Branson on 17 July 2001. Virgin Management Limited received no fee in respect of his services.

(2) Alan Robbins served as Alternate Director to Gordon McCallum until 15 February 2002. Virgin Management Limited received no fee in respect of his services.

(3) These Directors served until 29 January 2004 but T-Mobile received no fee for their services for the period from 1 January 2004 until 29 January 2004.

(4) Julia Chain served as a Director throughout the three years ended 31 December 2003 and until the 29 January 2004.

(5) Thomas Dannenfeldt was appointed as a Director on 30 June 2003 and resigned on 29 January 2004.

(6) Harris Jones served as a Director throughout the two years ended 31 December 2002 and until 30 June 2003.

(7) Brian McBride served as a Director from 30 June 2003 until 29 January 2004.

(8) Paul Meadows served as a Director until 17 July 2001.

(9) Andrew Peters was appointed as a Director on 17 July 2001 and resigned on 30 June 2003.

(10) Fees paid to T-Mobile for Directors' services have been allocated on a pro rata basis based on time served by the relevant Director in the period.

These Directors received no other fees or remuneration in respect of their services to VMTL from VMTL.

Directors' interests

Sir Richard Branson is deemed to have an interest in the share capital of VMTL by virtue of being one of the principal beneficiaries of a number of trusts that own VGIL, the ultimate parent company of Bluebottle Investments Inc., Bluebottle Investments S.A. and Bluebottle UK Limited, which hold shares in the company.

Gordon McCallum is deemed to have an interest in the share capital of VMTL by virtue of members of his family being beneficiaries of a trust that holds shares in VMTL.

New Directors' remuneration

Since 31 March 2004, three members of the management team have become Executive Directors of the Company. Their remuneration for the periods before they became Executive Directors was as follows:

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
	£'000	**£'000**	**£'000**	**£'000**	**£'000**
Salary and benefits(1)					
Thomas Alexander	195	194	248	261	62
Alan Gow	145	148	192	201	47
Jonathan Steel	143	148	188	197	47
Annual bonuses					
Thomas Alexander	82	121	225	210	41
Alan Gow	62	92	170	158	31
Jonathan Steel	58	92	170	158	31
Long-term Bonus					
Thomas Alexander	–	–	6,362(2)	6,362(2)	–
Alan Gow	–	–	2,447(2)	2,447(2)	–
Jonathan Steel	–	–	1,591(2)	1,591(2)	–
Pension contributions					
Thomas Alexander	17	18	23	24	6
Alan Gow	15	13	18	19	4
Jonathan Steel	13	13	17	18	4
Total					
Thomas Alexander	294	333	6,858	6,857	109
Alan Gow	222	253	2,827	2,825	82
Jonathan Steel	214	253	1,966	1,964	82

(1) Salary and benefits comprises: Salary (basic salary plus a car allowance paid in cash equal to 10% of the basic salary) and Benefits in Kind (private healthcare for each director which has an estimated cash value of £1,000 per annum per director).

(2) The Executive Directors were each granted a one-off bonus as part of the Long-term Bonus. These amounts were accounted for in December 2003, and therefore appear in both of the 12 month periods ended 31 December 2003 and 31 March 2004 (see note (4)).

8. TAX ON PROFIT (LOSS) ON ORDINARY ACTIVITIES

The tax credit comprises:

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
	£'000	**£'000**	**£'000**	**£'000**	**£'000**
Current tax					
UK corporation tax	–	–	–	–	–
Total current tax	–	–	–	–	–
Deferred tax					
Origination and reversal of timing differences	–	9,001	33,179	27,192	(5,987)
Total deferred tax (see note (13))	–	9,001	33,179	27,192	(5,987)
Total tax credit (charge) on profit (loss) on ordinary activities	–	9,001	33,179	27,192	(5,987)

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax is as follows:

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
	£'000	*£'000*	*£'000*	*£'000*	*£'000*
Profit (loss) on ordinary activities before tax	*(58,939)*	*(7,005)*	*56,711*	*66,175*	*20,809*
Tax on profit (loss) on ordinary activities at standard UK corporation tax rate of 30% (2003–30%, 2002–30%, 2001–30%)	–	*(2,102)*	*17,013*	*19,853*	*6,243*
Effects of:					
Expenses not deductible for tax purposes	*111*	*158*	*231*	*231*	*58*
Depreciation in excess of capital allowances	*3,611*	*3,346*	*219*	*1,103*	*529*
Utilisation of brought forward losses	*(3,722)*	*(1,402)*	*(17,463)*	*(21,187)*	*(6,830)*
	–	–	–	–	–

9. EARNINGS PER ORDINARY SHARE

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	3 months ended 31 March 2004
Earnings					
Profit (loss) for the financial period (£'000)	*(62,536)*	*(1,942)*	*85,335*	*88,661*	*13,564*
Number of ordinary shares					
Expected number of ordinary shares on admission (000s)	*250,000*	*250,000*	*250,000*	*250,000*	*250,000*
Earnings per ordinary share					
Basic	*(25.0)p*	*(0.8)p*	*34.1p*	*35.5p*	*5.4p*
Diluted	*(23.6)p*	*(0.7)p*	*32.2p*	*33.5p*	*5.1p*

The diluted earnings per share includes the impact of 14,656,000 outstanding ordinary share options or rights to ordinary shares in all periods presented.

10. TANGIBLE FIXED ASSETS

	Leasehold improvements	Fixtures and fittings	Office equipment	Computer systems	Total
	£'000	£'000	£'000	£'000	£'000
Cost					
At 1 January 2001	7,718	642	271	22,270	30,901
Additions	74	20	2	6,846	6,942
At 31 December 2001	7,792	662	273	29,116	37,843
Additions	3	42	26	19,245	19,316
At 31 December 2002	7,795	704	299	48,361	57,159
Additions	2	62	113	18,341	18,518
Transfer to current assets	–	–	–	(2,594)	(2,594)
At 31 December 2003	7,797	766	412	64,108	73,033
Additions	–	7	5	2,133	2,145
Disposals	–	–	–	(420)	(420)
At 31 March 2004	7,797	773	417	65,821	74,808
Accumulated depreciation					
At 1 January 2001	1,591	263	78	7,075	9,007
Charge for the year	2,517	213	101	9,207	12,038
At 31 December 2001	4,108	476	179	16,282	21,045
Charge for the year	2,470	175	83	8,558	11,286
At 31 December 2002	6,578	651	262	24,840	32,331
Charge for the year	1,133	40	44	12,102	13,319
Transfer to current assets	–	–	–	(1,297)	(1,297)
At 31 December 2003	7,711	691	306	35,645	44,353
Charge for the three months	66	10	13	4,207	4,296
Disposals	–	–	–	(373)	(373)
At 31 March 2004	7,777	701	319	39,479	48,276
Net book value					
At 31 March 2004	20	72	98	26,342	26,532
At 31 December 2003	86	75	106	28,463	28,730
At 31 December 2002	1,217	53	37	23,521	24,828
At 31 December 2001	3,684	186	94	12,834	16,798

	Leasehold improvements	Fixtures and fittings	Office equipment	[illegible]	Total
	£'000	£'000	£'000	£'000	£'000
Year ended 31 March 2004					
Cost					
At 1 April 2003	7,852	733	302	54,054	62,941
Additions	(55)	40	115	14,781	14,881
Disposals	–	–	–	(420)	(420)
Transfer to current assets	–	–	–	(2,594)	(2,594)
At 31 March 2004	7,797	773	417	65,821	74,808
Accumulated depreciation					
At 1 April 2003	6,979	662	271	26,552	34,464
Charge for the year	798	39	48	14,597	15,482
Disposals	–	–	–	(373)	(373)
Transfer to current assets	–	–	–	(1,297)	(1,297)
At 31 March 2004	7,777	701	319	39,479	48,276
Net book value					
At 31 March 2004	20	72	98	26,342	26,532
At 1 April 2003	873	71	31	27,502	28,477

	31 December 2001	31 December 2002	31 December 2003	31 March 2004
	£'000	£'000	£'000	£'000
Tangible Fixed Assets include:				
Computer and Office Equipment held under finance leases— cost	644	644	663	663
Computer and Office Equipment held under finance leases— net book value	537	322	19	17
Assets in the course of construction	2,108	15,314	5,119	4,690

11. FIXED ASSET INVESTMENTS

Subsidiary undertaking

VMTL has a £2 investment representing a 100% holding in Bluebottle Call Limited, a subsidiary undertaking, the principal business of which is property investment. Bluebottle Call Limited is registered in England and Wales.

12. STOCKS

	31 December 2001	31 December 2002	31 December 2003	31 March 2004
	£'000	£'000	£'000	£'000
Finished goods held for resale	4,927	5,671	6,567	10,801

13. DEBTORS

	31 December 2001	31 December 2002	31 December 2003	31 March 2004
	£'000	£'000	£'000	£'000
Trade debtors	17,189	27,542	33,568	28,040
Amounts owed by other related companies (see note (25))	13,271	13,019	33,949	7,845
VAT recoverable	516	–	–	–
Prepayments and accrued income	2,773	3,144	3,053	3,980
	33,749	43,705	70,570	39,865
Deferred tax asset	–	9,001	42,180	36,193

A deferred tax asset of £36,193,000 has been recognised at 31 March 2004 (31 December 2003—£42,180,000, 31 December 2002—£9,001,000, 31 December 2001—£nil). Detailed group budgets indicate that taxable profits will arise in the future. Based on these budgets the directors consider that a deferred tax asset of £36,193,000 in respect of tax losses and tax allowances should be recognised. As at 31 March 2004 and 31 December 2003 there is no deferred tax asset which was not recognised. A deferred tax asset of £49,908,000 was not recognised as at 31 December 2002 (31 December 2001—£58,500,000) in respect of certain tax losses and tax allowances as there remained a high enough degree of uncertainty regarding the future for these assets not to be regarded as more likely than not to reverse at that time.

14. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	31 December 2001	31 December 2002	31 December 2003	31 March 2004
	£'000	£'000	£'000	£'000
Bank loans	–	23,000	69,412	23,012
Previous shareholder's loan	–	–	–	38,375
Obligations under finance leases	255	233	6	6
Trade creditors	21,664	21,203	10,114	17,963
Amounts owed to other related companies (see note (25))	2,874	1,842	78,105	40,558
Other taxation and social security	686	5,415	6,314	4,454
Other creditors	1,669	392	1,159	94
Accruals and deferred income	33,551	60,839	98,140	80,250
	60,699	112,924	263,250	204,712

During the three months ended 31 March 2004 the company has repaid £46,400,000 of the syndicated loan facility (31 December 2003—£25,588,000, 31 December 2002—£5,000,000, 31 December 2001—drew down £75,000,000). During the year ended 31 March 2004 VMTL repaid £71,988,000 of the syndicated loan facility. The loan facility is secured on the share capital and assets of the Trading Group.

15. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	31 December 2001	31 December 2002	31 December 2003	31 March 2004
	£'000	£'000	£'000	£'000
Obligations under finance leases	233	–	13	10
Bank loans	100,000	72,000	–	–
Amounts owed to other related companies (see note (25))	64,314	69,676	–	–
Accruals and deferred income	1,691	1,468	1,246	1,191
	166,238	143,144	1,259	1,201

Finance leases

The net finance lease obligations to which the Trading Group are committed and which are secured on the related assets are:

	31 December 2001	31 December 2002	31 December 2003	31 March 2004
	£'000	£'000	£'000	£'000
In one year or less	255	233	6	6
Between one and two years	233	–	13	10
	488	233	19	16

16. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Set out below is an explanation of the role financial instruments have had during the period in creating or changing the risks the group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

VMTL has established treasury policies which are reviewed annually by the Board or Audit Committee to ensure they remain relevant to rapid business change.

The major financial risks faced by the group are foreign currency risk, interest rate exposure and liquidity risk. These are outlined below:

Foreign currency risk

About one-third of the handset purchases made by VMTL are from suppliers in continental Europe. These purchases are invoiced in Euros. VMTL's policy is to eliminate some currency exposure on purchases at the time of purchase through forward currency contracts. All other purchases are denominated in sterling.

Interest rate risk

VMTL has entered into interest rate swaps to hedge against adverse movements in LIBOR in relation to its syndicated loan facility. VMTL's policy is to keep between 50% and 75% of the syndicated loan borrowing at fixed rates of interest. As at 31 March 2004, all previously entered into interest rate swaps had expired. Due to the remaining interest payable on the syndicated loan facility being calculated based on a fixed rate of interest, VMTL has not entered into any further interest rate swaps. As at 31 December 2003, 58% of the syndicated loan was at fixed rates after taking account of interest rate swaps (31 December 2002—79% following a £5,000,000 repayment at the end of the financial year, 31 December 2001—75%).

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard 13 "Derivatives and other financial instruments: Disclosures" (**FRS 13**). For this purpose non-equity shares issued by VMTL are dealt with in the disclosures in the same way as the group's financial liabilities but separately disclosed. Certain financial assets such as investments in subsidiary and associated companies are also excluded from the scope of these disclosures.

As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Liquidity risk

VMTL's overall objective is to ensure that it is, at all times, able to meet its financial commitments as and when they fall due. To this end, surplus funds are collected and invested with approved counterparties, within authorised limits, with the aim of maintaining short-term liquidity while maximising yield.

Interest rate profile

The Trading Group has no financial assets other than cash at bank.

After taking into account interest rate swaps, the interest rate profile of the Trading Group's financial liabilities at 31 March 2004 was as follows:

Currency	31 March 2004 Total	31 March 2004 Floating rate	31 March 2004 Fixed rate
	£'000	£'000	£'000
Sterling			
–Borrowings	99,778	76,750	23,028
–Non-equity shares	30,050	–	30,050
Total	129,828	76,750	53,078

The profile at 31 December 2003 was as follows:

Currency	31 December 2003 Total	31 December 2003 Floating rate	31 December 2003 Fixed rate
	£'000	£'000	£'000
Sterling			
–Borrowings	144,673	104,654	40,019
–Non-equity shares	30,050	–	30,050
Total	174,723	104,654	70,069

The profile at 31 December 2002 was as follows:

Currency	31 December 2002 Total	31 December 2002 Floating rate	31 December 2002 Fixed rate
	£'000	£'000	£'000
Sterling			
–Borrowings	164,909	89,676	75,233
–Non-equity shares	30,050	–	30,050
Total	194,959	89,676	105,283

The profile at 31 December 2001 was as follows:

Currency	31 December 2001 Total	31 December 2001 Floating rate	31 December 2001 Fixed rate
	£'000	£'000	£'000
Sterling			
–Borrowings	164,802	89,314	75,488
–Non-equity shares	30,050	–	30,050
Total	194,852	89,314	105,538

As at 31 March 2004, all previously entered into interest rate swaps for borrowings had expired. The weighted average rate of interest on the remaining syndicated loan facility is 6% fixed for

6 months. An analysis of the interest rate profile at 31 December 2003, 31 December 2002 and 31 December 2001 is as follows:

Currency	31 December 2003 Fixed rate Weighted average interest rate	31 December 2003 Fixed rate Weighted average period for which rate is fixed
	(%)	Years
Sterling		
—Borrowings	7.0	0.3

Currency	31 December 2002 Fixed rate Weighted average interest rate	31 December 2002 Fixed rate Weighted average period for which rate is fixed
	(%)	Years
Sterling		
—Borrowings	7.4	1.0

Currency	31 December 2001 Fixed rate Weighted average interest rate	31 December 2001 Fixed rate Weighted average period for which rate is fixed
	(%)	Years
Sterling		
—Borrowings	7.4	2.6

Cumulative redeemable preference share dividends accrue on the non-equity shares at the rate of 9% per annum. Dividend interest on late payment is charged at 11% above the NatWest lending rate. As there is no defined maturity date, the non-equity shares have been excluded from the weighted average analysis.

The interest rate on floating rate shareholder and previous shareholder loans is at 4% above the three-month LIBOR rate. The interest rate on the floating rate element of the facility loan is linked to the LIBOR for a comparable period to that of the remaining term of the facility.

Currency exposures

As at 31 March 2004, after taking into account the effects of forward foreign exchange contracts, VMTL had no currency exposures (31 December 2003—£nil, 31 December 2002—£nil, 31 December 2001—£nil).

Maturity of financial liabilities

The maturity profile of the Trading Group's financial liabilities at 31 March 2004 was as follows:

	Non-equity shares	Borrowings	Total
	£'000	£'000	£'000
In one year or less	–	99,768	99,768
In more than one year but not more than two years	–	10	10
In more than two years but not more than five years	–	–	–
In more than five years	30,050	–	30,050
Total	30,050	99,778	129,828

The maturity profile of the Trading Group's financial liabilities at 31 December 2003 was as follows:

	Non-equity shares	Borrowings	Total
	£'000	£'000	£'000
In one year or less	–	144,660	144,660
In more than one year but not more than two years	–	13	13
In more than two years but not more than five years	–	–	–
In more than five years	30,050	–	30,050
Total	30,050	144,673	174,723

The maturity profile of the Trading Group's financial liabilities at 31 December 2002 was as follows:

	Non-equity shares	Borrowings	Total
	£'000	£'000	£'000
In one year or less	–	23,233	23,233
In more than one year but not more than two years	–	46,000	46,000
In more than two years but not more than five years	–	95,676	95,676
In more than five years	30,050	–	30,050
Total	30,050	164,909	194,959

The maturity profile of the Trading Group's financial liabilities at 31 December 2001 was as follows:

	Non-equity shares	Borrowings	Total
	£'000	£'000	£'000
In one year or less	–	255	255
In more than one year but not more than two years	–	23,233	23,233
In more than two years but not more than five years	–	141,314	141,314
In more than five years	30,050	–	30,050
Total	30,050	164,802	194,852

Borrowing facilities

The Trading Group had undrawn committed borrowing facilities at 31 March 2004, 31 December 2003, 31 December 2002 and 31 December 2001 in respect of which all conditions precedent had been met, as follows:

	As at 31 March 2004	As at 31 December 2003	As at 31 December 2002	As at 31 December 2001
	£'000	£'000	£'000	£'000
Expiring in one year or less	–	–	–	–
Expiring in more than one year but not more than two years	–	–	–	–
Expiring in more than two years	15,000	15,000	10,000	10,000
Total	15,000	15,000	10,000	10,000

Fair values

Set out below is a comparison by category of book values and fair values of the Trading Group's financial liabilities at 31 March 2004, 31 December 2003, 31 December 2002 and 31 December 2001.

	As at 31 December 2003 Book value	As at 31 December 2003 Fair value	As at 31 March 2004 Book value	As at 31 March 2004 Fair value
	£'000	£'000	£'000	£'000
Primary financial instruments held or issued to finance the Trading Group's operations				
Short-term financial liabilities and current portion of long-term borrowings	144,660	146,582	99,952	99,952
Long-term borrowings	30,063	30,063	30,060	30,060
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps	168	331	–	–
Forward foreign exchange contracts	–	–	–	105

	As at 31 December 2001 Book value	As at 31 December 2001 Fair value	As at 31 December 2002 Book value	As at 31 December 2002 Fair value
	£'000	£'000	£'000	£'000
Primary financial instruments held or issued to finance the Trading Group's operations				
Short-term financial liabilities and current portion of long-term borrowings	255	255	23,233	23,751
Long-term borrowings	100,233	105,191	72,000	75,738
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps	266	1,256	375	1,778
Forward foreign exchange contracts	–	36	–	(165)

The fair value of the interest rate swaps and forward foreign exchange contracts have been determined by reference to prices available from the markets on which the instrument involved is traded. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

Before 31 December 2003 the fair values of shareholder and previous shareholder loans were not presented. As they were not publicly traded and repayment was not necessarily in cash, it was impractical to make an estimate with sufficient reliability. Since 31 December 2003 the group believes that the fair value of shareholder and previous shareholder loans (see note (25)) and the cumulative redeemable preference shares approximate their book value.

The fair values of the cumulative redeemable preference shares have not been presented. As they are not publicly traded and can be redeemed at any time at the option of VMTL, it would be impractical to make an estimate with sufficient reliability.

Gains and losses on hedges

The Trading Group enters into forward foreign currency contracts to eliminate some of the currency exposures that arise on purchases denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the accounts until the hedged position matures.

An analysis of these unrecognised gains and losses for the three months ended 31 March 2004 is as follows:

	31 March 2004 Gains	31 March 2004 Losses	31 March 2004 Net
	£'000	£'000	£'000
Unrecognised gains and losses on hedges at 1 January 2004	–	163	163
Gains and losses arising in previous years that were recognised in three months ended 31 March 2004	–	(163)	(163)
Gains and losses arising before 1 January that were not recognised in three months ended 31 March 2004	–	–	–
Gains and losses arising in 2004 that were not recognised in three months ended 31 March 2004	–	105	105
Unrecognised gains and losses on hedges at 31 March 2004	–	105	105
Of which:			
Gains and losses expected to be recognised in twelve months ending 31 March 2005	–	105	105
Gains and losses expected to be recognised after 31 March 2005	–	–	–

An analysis of these unrecognised gains and losses for the year ended 31 March 2004 is as follows:

	31 March 2004 Gains	31 March 2004 Losses	31 March 2004 Net
	£'000	£'000	£'000
Unrecognised gains and losses on hedges at 1 April 2003	116	1,260	1,144
Gains and losses arising in previous years that were recognised in year ended 31 March 2004	(116)	(1,260)	(1,144)
Gains and losses arising before 1 January that were not recognised in year ended 31 March 2004	–	–	–
Gains and losses arising in year ended 31 March 2004 that were not recognised in year ended 31 March 2004	–	105	105
Unrecognised gains and losses on hedges at 31 March 2004	–	105	105
Of which:			
Gains and losses expected to be recognised in year ended 31 March 2005	–	105	105
Gains and losses expected to be recognised after 31 March 2005	–	–	–

An analysis of these unrecognised gains and losses for the year ended 31 December 2003 is as follows:

	31 December 2003 Gains	31 December 2003 Losses	31 December 2003 Net
	£'000	£'000	£'000
Unrecognised gains and losses on hedges at 1 January 2003	165	1,403	1,238
Gains and losses arising in previous years that were recognised in 2003	(165)	(1,328)	(1,163)
Gains and losses arising before 1 January that were not recognised in 2003	–	75	75
Gains and losses arising in 2003 that were not recognised in 2003	–	88	88
Unrecognised gains and losses on hedges at 31 December 2003	–	163	163
Of which:			
Gains and losses expected to be recognised in 2004	–	163	163
Gains and losses expected to be recognised in 2005 or later	–	–	–

An analysis of these unrecognised gains and losses for the year ended 31 December 2002 is as follows:

	[illegible] 31 December 2002 [illegible]	[illegible] 31 December 2002 [illegible]	[illegible] 31 December 2002 [illegible]
	£'000	£'000	£'000
Unrecognised gains and losses on hedges at 1 January 2002	287	1,313	1,026
Gains and losses arising in previous years that were recognised in 2002	(287)	(1,116)	(829)
Gains and losses arising before 1 January that were not recognised in 2002	–	197	197
Gains and losses arising in 2002 that were not recognised in 2002	165	1,206	1,041
Unrecognised gains and losses on hedges at 31 December 2002	165	1,403	1,238
Of which:			
Gains and losses expected to be recognised in 2003	165	1,251	1,086
Gains and losses expected to be recognised in 2004 or later	–	152	152

An analysis of these unrecognised gains and losses for the year ended 31 December 2001 is as follows:

	[illegible] 2001 [illegible]	[illegible] 2001 [illegible]	[illegible] 2001 [illegible]
	£'000	£'000	£'000
Unrecognised gains and losses on hedges at 1 January 2001	–	340	340
Gains and losses arising in previous years that were recognised in 2001	–	(340)	(340)
Gains and losses arising before 1 January that were not recognised in 2001	–	–	–
Gains and losses arising in 2001 that were not recognised in 2001	287	1,313	1,026
Unrecognised gains and losses on hedges at 31 December 2002	287	1,313	1,026
Of which:			
Gains and losses expected to be recognised in 2002	164	766	602
Gains and losses expected to be recognised in 2003 or later	123	547	424

17 CALLED UP SHARE CAPITAL

	31 December 2001	31 December 2002	31 December 2003	31 March 2004
	£	£	£	£
Authorised:				
10,000 'D' ordinary shares of £0.01 each	100	100	100	100
960,000 (2003, 2002 and 2001—475,000) non-voting preference 'B' shares of £0.01 each	4,750	4,750	4,750	9,600
30,000 'E' shares of £0.02 each	600	600	600	600
500,000,000 cumulative redeemable preference shares of £0.01 each	5,000,000	5,000,000	5,000,000	5,000,000
nil (2003, 2002 and 2001—485,000) preference voting 'A' shares of £0.02 each	9,700	9,700	9,700	–
960,000 (2003, 2002 and 2001—475,000) zero dividend voting 'C' shares of £0.01 each	4,750	4,750	4,750	9,600
	5,019,900	5,019,900	5,019,900	5,019,900
Called up, allotted and fully paid:				
10,000 'D' ordinary shares of £0.01 each	100	100	100	100
960,000 (2003, 2002 and 2001—475,000) non-voting preference 'B' shares of £0.01 each	4,750	4,750	4,750	9,600
13,500 'E' shares of £0.02 each	270	270	270	270
300 cumulative redeemable preference shares of £0.01 each	3	3	3	3
nil (2003, 2002 and 2001—485,000) preference voting 'A' shares of £0.02 each	9,700	9,700	9,700	–
960,000 (2003, 2002 and 2001—475,000) zero dividend voting 'C' shares of £0.01 each	4,750	4,750	4,750	9,600
	19,573	19,573	19,573	19,573

The shareholders funds attributable to non-equity shares is the nominal value of the respective non-equity shares plus £46,911,000 as at 31 March 2004 (31 December 2003—£45,653,000, 31 December 2002—£41,098,000, 31 December 2001—£37,160,000) attributable to the cumulative redeemable preference shares. On 29 January 2004, the 485,000 preference voting 'A' shares of £0.02 each were reclassified as 485,000 non-voting preference 'B' shares of £0.01 each and 485,000 zero dividend voting 'C' shares of £0.01 each.

'D' Ordinary shares ('D' Shares)

'D' shares are entitled to receive a preferred dividend being a portion of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. Holders of 'D' shares together with 'B' shareholders are entitled to receive 50% of this preferred dividend. 'D' shareholders are also eligible to receive ordinary dividends. Holders of 'D' shares receive 1 vote per share. On a winding-up, 'D' shareholders together with 'B' shareholders are eligible to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

Non-voting preference 'B' shares ('B' shares)

'B' shares are entitled to receive a preferred dividend being a portion of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. Holders of 'B' shares together with 'D' shareholders are entitled to receive 50% of this preferred dividend. 'B' shareholders are also eligible to receive ordinary dividends. Holders of 'B' shares have no voting rights. On a winding-up, 'B' shareholders together with 'D' shareholders are entitled to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

'E' shares

'E' shares are only entitled to receive ordinary dividends (after cumulative redeemable preference share dividends and preferred dividends to 'A', 'B' and 'D' shareholders) at the earlier of 5 years after the date of issue of the shares and the date of realisation (being flotation, sale or a winding-up). After 5 years or realisation, 'E' shareholders are entitled to 1 vote per share. On a winding-up, they are entitled to receive a share in the surplus assets after payment to the cumulative redeemable preference shareholders and the 'A', 'B' and 'D' shareholders.

Cumulative redeemable preference shares

Cumulative redeemable preference shares carry an entitlement to dividend at the rate of 9% per annum on the issue price and may be redeemed at £100,122 per share at any time at the option of the company. Holders of the cumulative redeemable preference shares have no voting rights. On a winding-up, the holders are entitled to receive, in priority to any other classes of shares, the sum of £100,122 per share together with any arrears of dividend.

Preference voting 'A' shares ('A' shares)

'A' shares are entitled to receive a preferred dividend of 50% of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. 'A' shareholders are also eligible to receive ordinary dividends and receive 1 vote per share. Holders of 'A' shares have the right on a winding-up to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

Zero dividend voting 'C' shares ('C' shares)

'C' shareholders are not entitled to receive any dividend income but have 1 vote per share. On a winding-up, they are entitled to receive a share in the surplus assets after payment to the cumulative redeemable preference shareholders and the 'A', 'B' and 'D' shareholders.

18. RESERVES

	Share premium account	Profit and loss account	Total
	£'000	**£'000**	**£'000**
At 1 January 2001	30,036	(132,865)	(102,829)
Retained profit for the year ended 31 December 2001	–	(62,536)	(62,536)
Finance costs of non-equity shares	–	3,597	3,597
At 31 December 2001	30,036	(191,804)	(161,768)
Retained profit for the year ended 31 December 2002	–	(1,942)	(1,942)
Finance costs of non-equity shares	–	3,938	3,938
At 31 December 2002	30,036	(189,808)	(159,772)
Retained profit for the year ended 31 December 2003	–	85,335	85,335
Finance costs of non-equity shares	–	4,555	4,555
At 31 December 2003	30,036	(99,918)	(69,882)
Retained profit for the three months ended 31 March 2004	–	13,564	13,564
Finance costs of non-equity shares	–	1,258	1,258
At 31 March 2004	30,036	(85,096)	(55,060)
Year ended 31 March 2004			
At 1 April 2003	30,036	(178,463)	(148,427)
Retained profit for the year ended 31 March 2003	–	88,661	88,661
Finance costs of non-equity shares	–	4,706	4,706
At 31 March 2004	30,036	(85,096)	(55,060)

19. RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	Three months ended 31 March 2004
	£'000	**£'000**	**£'000**	**£'000**	**£'000**
Retained profit (loss) for the period	(62,536)	(1,942)	85,335	88,661	13,564
Finance cost of non-equity shares	3,597	3,938	4,555	4,706	1,258
Net movement to accumulated deficit	58,939	1,996	89,890	93,367	14,822
Opening accumulated deficit	(102,810)	(161,749)	(159,753)	(148,408)	(69,863)
Closing accumulated deficit	(161,749)	(159,753)	(69,863)	(55,041)	(55,041)

20. RECONCILIATION OF OPERATING LOSS TO OPERATING CASH FLOWS

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	Three months ended 31 March 2004
	£'000	**£'000**	**£'000**	**£'000**	**£'000**
Operating profit (loss)	(47,705)	4,836	67,340	75,769	22,712
Depreciation charges	12,038	11,286	13,319	15,482	4,296
Gain on disposal of fixed assets	–	–	–	(76)	(76)
Increase in stocks	3,530	(744)	(896)	(4,917)	(4,234)
Increase in debtors	(15,931)	(4,701)	(25,573)	(3,279)	30,705
Increase in creditors	(5,997)	24,035	28,622	26,575	(13,334)
Net cash inflow (outflow) from operating activities	(54,065)	34,712	82,812	109,554	40,069

21 ANALYSIS OF CASH FLOWS

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	Three months ended 31 March 2004
	£'000	**£'000**	**£'000**	**£'000**	**£'000**
Returns on investments and servicing of finance					
Interest received	483	522	922	1,318	505
Interest paid	(4,619)	(8,220)	(5,202)	(5,132)	(1,963)
Interest element of finance lease rentals	(72)	(48)	(11)	(10)	(2)
Net cash outflow	(4,208)	(7,746)	(4,291)	(3,824)	(1,460)
Capital expenditure and financial investment					
Purchase of tangible fixed assets	(8,836)	(18,315)	(19,211)	(14,743)	(1,447)
Proceeds from disposal of tangible fixed assets	–	–	–	123	123
Net cash outflow	(8,836)	(18,315)	(19,211)	(14,620)	(1,324)
Financing					
Share capital receipts for shares issued in previous years	14	–	–	–	–
Increase in loans secured on share capital and assets of the group	75,000	–	–	–	–
Repayment of loans secured on share capital and assets of the group	–	(5,000)	(25,588)	(71,988)	(46,400)
Repayment of capital element of finance lease	(156)	(255)	(233)	(164)	(3)
Net cash outflow	74,858	(5,255)	(25,821)	(72,152)	(46,403)

22 ANALYSIS AND RECONCILIATION OF NET DEBT

	1 January 2004	Cash flow	Other non-cash changes	31 March 2004
	£'000	**£'000**	**£'000**	**£'000**
Cash in hand, at bank	46,599	(9,118)	–	37,481
Debt due within one year and after one year	(144,654)	46,400	(1,508)	(99,762)
Finance lease	(19)	3	–	(16)
Net debt	(98,074)	37,285	(1,508)	(62,297)

	1 January 2003	Cash flow	Other non-cash changes	31 December 2003
	£'000	**£'000**	**£'000**	**£'000**
Cash in hand, at bank	13,110	33,489	–	46,599
Debt due within one year and after one year	(164,676)	25,588	(5,566)	(144,654)
Finance lease	(233)	233	(19)	(19)
Net debt	(151,799)	59,310	(5,585)	(98,074)

	1 January 2002	Cash flow	Other non-cash changes	31 December 2002
	£'000	£'000	£'000	£'000
Cash in hand, at bank	9,714	3,396	–	13,110
Debt due within one year and after one year	(164,314)	5,000	(5,362)	(164,676)
Finance lease	(488)	255	–	(233)
Net debt	(155,088)	8,651	(5,362)	(151,799)

	1 January 2001	Cash flow	Other non-cash changes	31 December 2001
	£'000	£'000	£'000	£'000
Cash in hand, at bank	1,956	7,749	–	9,714
Debt due within one year and after one year	(83,659)	(75,000)	(5,655)	(164,314)
Finance lease	–	156	(644)	(488)
Net debt	(81,694)	(67,095)	(6,299)	(155,088)

	1 April 2003	Cash flow	Other non-cash changes	31 March 2004
	£'000	£'000	£'000	£'000
Cash in hand, at bank	18,523	18,958	–	37,481
Debt due within one year and after one year	(166,054)	71,988	(5,696)	(99,762)
Finance lease	(161)	164	(19)	(16)
Net debt	(147,692)	91,110	(5,715)	(62,297)

	12 months ended 31 December 2001	12 months ended 31 December 2002	12 months ended 31 December 2003	12 months ended 31 March 2004	Three months ended 31 March 2004
	£'000	£'000	£'000	£'000	£'000
(Decrease) Increase in cash in the period	7,749	3,396	33,489	18,958	(9,118)
Cash used to repay debt	–	5,000	25,588	71,988	46,400
Cash inflow from increase in debt	(75,000)	–	–	–	–
Cash used to repay finance lease	156	255	233	164	3
Change in net debt resulting from cash flows	(67,095)	8,651	59,310	91,110	37,285
Other non-cash changes	(6,299)	(5,362)	(5,585)	(5,715)	(1,508)
Movement in net debt in period	(73,394)	3,289	53,725	85,395	35,777
Net debt brought forward	(81,694)	(155,088)	(151,799)	(147,692)	(98,074)
Net debt at 31 December	(155,088)	(151,799)	(98,074)	(62,297)	(62,297)

The non-cash changes represent the interest on the shareholder loans that is rolled up into the principal on a quarterly basis (see note (16)).

23. FINANCIAL COMMITMENTS

Annual minimum lease commitments:

	As at 31 December 2001	As at 31 December 2002	As at 31 December 2003	As at 31 March 2004
	£'000	£'000	£'000	£'000
Expiry date				
–within one year	–	–	–	–
–between two and five years	–	–	–	–
–after five years	1,092	1,092	1,092	1,092
	1,092	1,092	1,092	1,092

As at 31 March 2004 the Trading Group had £nil (31 December 2003—£nil, 31 December 2002—£776,000, 31 December 2001—£nil) of capital commitments contracted but not provided for.

24. PENSION ARRANGEMENTS

VMTL operates a defined contribution scheme for which the pension cost charge for the three months ended 31 March 2004 amounted to £261,000 (year ended 31 March 2004—£998,000, year ended 31 December 2003—£955,000, year ended 31 December 2002—£776,000, year ended 31 December 2001—£549,000).

25. RELATED PARTY TRANSACTIONS

Until 29 January 2004, T-Mobile, through T-Mobile (UK) Limited, and Virgin, through Bluebottle Investments S.A. and Bluebottle Investment Inc. were joint venture partners in Virgin Mobile during the year. On 29 January 2004, the Virgin shareholders acquired T-Mobile's stake in VMTL and the directors now regard the Virgin Group shareholders as the ultimate controlling party. The following transactions occurred with these partners.

T-Mobile

VMTL was partially financed by a loan facility provided by T-Mobile on which interest at variable rates accrues. The principal amount of £38,375,000 (31 December 2003—£37,621,000, 31 December 2002—£34,838,000, 31 December 2001—£32,157,000) was outstanding as at 31 March 2004. Interest has been rolled up to the principal quarterly. Total interest for the three months ended 31 March 2004 payable to T-Mobile was £754,000 (year ended 31 March 2004—£2,848,000, year ended 31 December 2003—£2,783,000, year ended 31 December 2002—£2,609,000 and year ended 31 December 2001—£2,827,000). The loan is repayable in eight quarterly instalments commencing 31 March 2006, although this may be repaid earlier if the Virgin loan is repaid earlier than the T-Mobile repayment instalments are due. It is also repayable in circumstances where a third party acquires control (or partial control) of VMTL, and VMTL is required to use its reasonable endeavours to repay it early, subject to working capital and business plan requirements.

Until 31 December 2001, some handsets, service packs and other accessories were purchased by T-Mobile on behalf of VMTL. Since 31 December 2001, service packs are purchased by T-Mobile on behalf of VMTL. The total cost to the company for the three months ended 31 March 2004 in respect of such purchases amounted to £1,878,000 (year ended 31 March 2004—£7,556,000, year ended 31 December 2003—£6,973,000, year ended 31 December 2002—£5,888,000 and 31 December 2001—£18,116,000) and of this £2,641,000 remained unpaid as at 31 March 2004 (31 December 2003—£1,226,000, 31 December 2002—£3,528,000 and 31 December 2001—£880,000).

T-Mobile paid a marketing support contribution to VMTL until 29 January 2004 and inbound revenue to VMTL from that date and VMTL pays charges to T-Mobile for the use of its network. The total cost of payments to T-Mobile for use of its network, net of total income from marketing support contributions and inbound revenue, for the three months ended 31 March 2004 amounted to £1,660,000 of which £938,000 remained outstanding from T-Mobile as at 31 March 2004. The total income from marketing support contributions and inbound revenue to the company, net of payments to T-Mobile for use of its network, for the year ended 31 March 2004, amounted to £34,092,000 (year ended 31 December 2003—£45,051,000, year ended 31 December 2002—£15,161,000 and year ended 31 December 2001—£10,852,000) of which a net amount of £938,000 (31 December 2003—£21,005,000, 31 December 2002—£8,538,000 and 31 December 2001—£2,552,000) remained outstanding as at 31 March 2004.

T-Mobile distributed airtime vouchers to certain retailers on behalf of VMTL until October 2003 and VMTL paid, and continues to pay, certain fees in respect of these vouchers and other electronic top-ups. The total charges for the three months ended 31 March 2004 amounted to £315,000 of which £59,000 was outstanding to T-Mobile as at 31 March 2004. The total amount invoiced during the year ended 31 March 2004 in respect of the vouchers, net of management and distribution fees and other electronic top-ups amounted to £4,065,000 (year ended 31 December 2003—£5,921,000, year ended 31 December 2002—£11,716,000 and year ended 31 December 2001—£26,770,000). £59,000 of the charges remained outstanding to T-Mobile as at 31 March 2004 (31 December 2003—£369,000 was outstanding from T-Mobile in respect of

vouchers, other electronic top-ups, net of charges, 31 December 2002—£1,717,000 and 31 December 2001—£2,042,000).

T-Mobile incurred additional expenses, particularly third party recharges and staff time, which were recharged to VMTL and VMTL incurred similar expenses which were recharged to T-Mobile. There were no recharges between the two companies in the three months ended 31 March 2004 (years ended 31 March 2004 and 31 December 2003—£3,000 net recharge by T-Mobile, year ended 31 December 2002—£395,000 and year ended 31 December 2001—£463,000). At 31 March 2004, no amounts were owing to either company with respect to these costs (31 December 2003—a net amount of £178,000 was owing from VMTL to T-Mobile, 31 December 2002—£1,464,000 and 31 December 2001—a net amount of £114,000 was owing from T-Mobile to VMTL). In addition as at 31 March 2004, £1,297,000 was owing from T-Mobile to the Company in respect of assets in the course of development (31 December 2003—£1,297,000, 31 December 2002—£nil, 31 December 2001—£nil).

T-Mobile provided three directors of VMTL until 29 January 2004. T-Mobile did not receive a consultancy fee for these executive services in the three months ended 31 March 2004 (year ended 31 March 2004—£34,000 and years ended 31 December 2003, 31 December 2002 and 31 December 2001—£45,000). All consultancy fees had been paid in full as at 31 March 2004 (an amount of £109,000 was outstanding as at 31 December 2003, £64,000 as at 31 December 2002 and £19,000 as at 31 December 2001).

Virgin

VMTL was partially financed by a loan facility provided by Bluebottle UK Limited, a member of the Virgin Group, on which interest at variable rates accrues. The principal amount of £38,375,000 (31 December 2003—£37,621,000, 31 December 2002—£34,838,000, 31 December 2001—£32,157,000) was outstanding as at 31 March 2004. Interest has been rolled up to the principal quarterly. Total interest for the three months ended 31 March 2004 payable by companies within the Virgin Group was £754,000 (year ended 31 March 2004—£2,848,000, year ended 31 December 2003—£2,783,000, year ended 31 December 2002—£2,681,000 and year ended 31 December 2001—£2,827,000). As at 31 March 2004, there were no fixed repayment dates. The loan is repayable upon demand subject to the syndicated bank loan having been repaid in full.

During the three months ended 31 March 2004, handset, airtime vouchers and other stock items were sold through retailers who are members of the Virgin Group. These sales, net of charges with respect to the distribution channels, for the three months ended 31 March 2004 amounted to £179,000 (year ended 31 March 2004—£17,063,000, year ended 31 December 2003—£19,484,000, year ended 31 December 2002—£22,991,000 and year ended 31 December 2001—£36,640,000) of which £7,845,000 (31 December 2003—£12,461,000, 31 December 2002—£7,756,000 and 31 December 2001—£9,443,000) remained outstanding as at 31 March 2004.

Members of the Virgin Group performed additional services including printing, brand licensing and promotion, which were recharged to the company. These, in the three months ended 31 March 2004, amounted to £451,000 (year ended 31 March 2004—£5,092,000, year ended 31 December 2003—£5,353,000, year ended 31 December 2002—£5,446,000 and year ended 31 December 2001—£8,300,000) of which £1,632,000 (31 December 2003—£2,797,000, 31 December 2002—£1,408,000 and 31 December 2001—£2,532,000) remained unpaid as at 31 March 2004.

Virgin Management Limited provided three directors of VMTL in the three months ended 31 March 2004 and received a £11,250 (year ended 31 March 2004, 31 December 2003, 31 December 2002 and 31 December 2001—£45,000) consultancy fee for these executive services. An amount of £8,000 (31 December 2003—£8,000, 31 December 2002—£19,000 and 31 December 2001—£8,000) remained outstanding at the end of 31 March 2004.

The Trading Group uses some other sundry services provided by members of the Virgin Group. These are transacted on an arm's length basis under normal commercial terms.

26. POST BALANCE SHEET EVENT

On 2 July 2004, VMTL increased its authorised share capital from £5,019,900 to £5,019,901 by the creation of one new F share of £1.00. The F share is a non-voting fixed rate non-redeemable preference share, accumulating dividends at 7% per annum, which ranks ahead of all dividends to the holders of the A, B, C, D, E, Ordinary and Deferred shares. There will be a dividend-free period from the date of allotment of the F share until 31 August 2004, following which, dividends will be payable on a six monthly basis on 28 February and 31 August each year. Any dividends remaining unpaid for 14 days will be increased by a further cumulative dividend at a rate of 4% above the National Westminster Bank plc base rate.

Also on 2 July 2004, VMTL allotted the one F share of £1 to Virgin Mobile Group (UK) Limited for consideration of £85,227,849.

On 5 July 2004, VMTL repaid two loans of £39,205,594 each (including interest), to T-Mobile (UK) Limited, a former shareholder, and to Bluebottle UK Limited, a member of the Virgin Group.

On 20 July 2004, VMTL consolidated and redesignated all of its existing classes of shares into one class of 5,019,901 ordinary shares of £1 each.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

PART X UNAUDITED PRO FORMA FINANCIAL INFORMATION

PRO FORMA PROFIT AND LOSS ACCOUNT

The unaudited consolidated pro forma profit and loss accounts of the Group for the twelve months ended 31 March 2004 and the three months ended 31 March 2004, as set out below, have been prepared for illustrative purposes only to show the effect of the TSA (see Part III: Industry and Business—Our TSA with T-Mobile) on our financial results, as if it had been operational from 1 April 2003 (primarily for the purpose of showing inbound call revenue instead of marketing support contributions which, respectively, constitute and constituted substantial portions of our turnover). No account has been taken of any trading or other transactions since 31 March 2004. For the purposes of paragraph 12.29 of the Listing Rules, entering into the Telecommunications Supply Agreement on 29 January 2004 has been dealt with as if it were the transaction that is the subject of these Listing Particulars. The pro forma profit and loss account, because of its nature, may not give a true picture of the financial results of the Group. This pro forma information should be read in conjunction with Part IX: Accountants' Reports. The profit and loss accounts for the twelve months ended 31 March 2004 and the three months ended 31 March 2004 have been extracted without adjustment from the audited profit and loss account of the Group contained in Part IX: Accountants' Reports.

	Twelve months ended 31 March 2004	Adjustments	Notes	Pro forma twelve months ended 31 March 2004
	£M	£M		£M
Turnover before exceptional items	470.4	(17.1)	(1)	453.3
Exceptional turnover	17.2	(8.3)	(1)	8.9
TURNOVER	487.6	(25.4)	(1)	462.2
Cost of sales	(255.8)	(1.8)	(2)	(257.6)
GROSS PROFIT	231.8	(27.2)		204.6
Total administrative expenses before exceptional items	(132.5)	–		(132.5)
Exceptional operating cost	(23.5)	–		(23.5)
Administrative expenses	(156.0)	–		(156.0)
Operating profit before exceptional items	82.1	(18.9)		63.2
Exceptional items (net)	(6.3)	(8.3)		(14.6)
OPERATING PROFIT	75.8	(27.2)		48.6
Finance charges (net)	(9.6)	–	(3)	(9.6)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	66.2	(27.2)		39.0
Tax on profit on ordinary activities	27.1	8.2	(4)	35.3
PROFIT FOR THE FINANCIAL PERIOD	93.3	(19.0)		74.3
Finance costs of non-equity shares	(4.7)	–		(4.7)
Retained profit for the period	88.6	(19.0)	(5)	69.6
Reconciliation from operating profit before exceptional items to EBITDA				
Operating profit before exceptional items	82.1	(18.9)	(1),(2)	63.2
Depreciation	15.5	–		15.5
EBITDA before exceptional items	97.6	(18.9)		78.7
Exceptional turnover	17.2	(8.3)		8.9
Exceptional costs	(23.5)	–		(23.5)
EBITDA	91.3	(27.2)		64.1

	Three months ended 31 March 2004	Adjustments	Notes	Pro forma three months ended 31 March 2004
	£M	£M		£M
Turnover before exceptional items	122.8	(3.0)	(1)	119.8
Exceptional turnover	1.0	(1.0)	(1)	–
TURNOVER	123.8	(4.0)	(1)	119.8
Cost of sales	(68.9)	(0.4)	(2)	(69.3)
GROSS PROFIT	54.9	(4.4)		50.5
Administrative expenses	(32.2)	–		(32.2)
Operating profit before exceptional items	21.7	(3.4)		18.3
Exceptional turnover	1.0	(1.0)		–
OPERATING PROFIT	22.7	(4.4)		18.3
Finance charges (net)	(1.9)	–	(3)	(1.9)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	20.8	(4.4)		16.4
Tax on profit on ordinary activities	(6.0)	1.3	(4)	(4.7)
PROFIT FOR THE FINANCIAL PERIOD	14.8	(3.1)		11.7
Finance costs of non-equity shares	(1.3)	–		(1.3)
Retained profit for the period	13.5	(3.1)	(5)	10.4
Reconciliation from operating profit before exceptional items to EBITDA				
Operating profit before exceptional items	21.7	(3.4)	(1),(2)	18.3
Depreciation	4.3	–		4.3
EBITDA before exceptional items	26.0	(3.4)		22.6
Exceptional turnover	1.0	(1.0)		–
EBITDA	27.0	(4.4)		22.6

(1) *On 29 January 2004, we entered into the TSA with T-Mobile. Until 29 January 2004, under our previous telecommunications supply agreement, T-Mobile paid MSC, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties (excluding T-Mobile and Virgin Mobile customers) in respect of inbound calls, or messages or data sent, to Virgin Mobile customers (**Inbound Interconnect Revenue**) which we recognise as turnover. The adjustment to turnover (which relates entirely to service turnover) comprises the following:*

	Twelve months ended 31 March 2004	Three months ended 31 March 2004
	£M	£M
Adjustment to turnover reflecting TSA	17.1	3.0
Reduced exceptional MSC payment	8.3	1.0
	25.4	4.0

Adjustment to turnover reflecting TSA: this adjustment to turnover reflects the reduction in turnover in each period as if Inbound Interconnect Revenue had been received for the entire period instead of the MSC that was received.

Reduced exceptional MSC payment: this adjustment reduces the service turnover for certain previously disputed MSC that relate to that period. The total exceptional turnover received has

been allocated to the relevant periods pro rata to the actual amounts calculated to be invoiced in those periods.

The impact of this reduced revenue on ARPU is as follows:

	Actual results	Adjustment	Adjusted results
ARPU for the twelve months ended 31 March 2004	*£153*	*(£6)*	*£147*

(2) *Under the TSA, the charges that we pay to T-Mobile for use of their network are different to the charges under the former telecommunications supply agreement. The adjustment to cost of sales of £1.8 million for the twelve months ended 31 March 2004 (£0.4 million for the three months ended 31 March 2004) reflects the impact for the relevant periods as if the revised charges had been used for the entire periods.*

(3) *No adjustments have been made to finance charges as it is assumed that any changes in operating profit would have been mirrored by changes in working capital.*

(4) *The tax on profit on ordinary activities has been adjusted to reflect the changes in profit at the effective tax rate of 30%.*

(5) The impact of the TSA on earnings per ordinary share is as follows:

	12 months ended 31 March 2004 Actual results	12 months ended 31 March 2004 Adjustment	12 months ended 31 March 2004 Adjusted results
Earnings			
Profit for the financial period (£m)	*88.6*	*(19.0)*	*69.6*
Number of ordinary shares			
Expected number of ordinary shares on admission (million)	*250*	*250*	*250*
Earnings per ordinary share			
Basic	*35.5p*	*(7.7)p*	*27.8p*
Diluted	*33.5p*	*(7.2)p*	*26.3p*

	3 months ended 31 March 2004 Actual results	3 months ended 31 March 2004 Adjustment	3 months ended 31 March 2004 Adjusted results
Earnings			
Profit for the financial period (£m)	*13.5*	*(3.1)*	*10.4*
Number of ordinary shares			
Expected number of ordinary shares on admission (million)	*250*	*250*	*250*
Earnings per ordinary share			
Basic	*5.4p*	*(1.2)p*	*4.2p*
Diluted	*5.1p*	*(1.2)p*	*3.9p*

The diluted earnings per share includes the impact of 14,656,000 outstanding ordinary share options or rights over ordinary shares in both periods.

Deloitte.

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

REPORT ON UNAUDITED PRO FORMA PROFIT AND LOSS ACCOUNT

The Directors
Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire BA14 0TQ

J.P. Morgan plc
125 London Wall
London
EC2Y 5AJ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

21 July 2004

Dear Sirs

VIRGIN MOBILE HOLDINGS (UK) PLC (VIRGIN MOBILE OR THE COMPANY)

We report on the unaudited pro forma profit and loss accounts for the three months ended 31 March 2004 and the year ended 31 March 2004 (the **Pro Forma Profit and Loss Account**) set out in Part X of the Listing Particulars of the Company dated 21 July 2004 (the **Listing Particulars**). The Pro Forma Profit and Loss Account has been prepared for illustrative purposes only to provide information about how the Telecommunications Service Agreement dated 29 January 2004 might have affected the financial information presented in Part IX of the Listing Particulars in respect of the relevant periods.

For the purposes of paragraph 12.29 of the Listing Rules, entering into the Telecommunications Supply Agreement on 29 January 2004 has been dealt with as if it were the transaction that is the subject of these Listing Particulars.

RESPONSIBILITIES

It is the responsibility solely of the Directors of Virgin Mobile to prepare the Pro Forma Profit and Loss Account in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the **Listing Rules**).

It is our responsibility to form an opinion, as required by the Listing Rules, on the Pro Forma Profit and Loss Account and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Pro Forma Profit and Loss Account beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents,

considering the evidence supporting the adjustments and discussing the Pro Forma Profit and Loss Account with the Directors of Virgin Mobile.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

OPINION

In our opinion:

(a) the Pro Forma Profit and Loss Account has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of Virgin Mobile; and

(c) the adjustments are appropriate for the purposes of the Pro Forma Profit and Loss Account as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

PART XI
UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

The unaudited pro forma statement of net assets set out below has been prepared to illustrate the effect on the net assets of the Group as if the Global Offer had occurred, and the New Credit Facility had been entered into and £330 million had been drawn, as at 31 March 2004. The unaudited pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of (a) the financial position of the Group had the Global Offer occurred, the New Credit Facility been entered into and £330 million been drawn on the date assumed, or (b) the financial position of the Group at any future date.

	The Company[1] 31 March 2004	Adjustment for VMGL[2]	Adjustment for VMTL[3]	Adjustment for New Credit Facility[4]	Pro forma net assets
	£'000	£'000	£'000	£'000	£'000
FIXED ASSETS					
Tangible assets	–	–	26,532	–	26,532
CURRENT ASSETS					
Stocks	–	–	10,801	–	10,801
Debtors	–	–	39,865	–	39,865
Deferred tax asset	–	–	36,193	–	36,193
Cash at bank and in hand	–	–	37,481	(18,879)	18,602
	–	–	124,340	(18,879)	105,461
CREDITORS: amounts falling due within one year[5]	–	–	(204,712)	99,762	(104,950)
NET CURRENT ASSETS (LIABILITIES)	–	–	(80,372)	80,883	511
TOTAL ASSETS LESS CURRENT LIABILITIES	–	–	(53,840)	80,883	27,043
CREDITORS: amounts falling due after more than one year	–	–	(1,201)	(330,000)	(331,201)
NET LIABILITIES	–	–	(55,041)	(249,117)	(304,158)

(1) The consolidated net assets of the Company, VMGL and VMTL have been extracted without material adjustment from Part IX: Accountants' Reports.

(2) Includes net assets of £2.

(3) Includes net assets of £1.

(4) The adjustment for the New Credit Facility reflects the new senior debt arrangement entered into by the Group in connection with the Global Offer. For further information on the New Credit Facility see paragraph 18 under Part XII: Additional Information. This adjustment assumes that the proceeds received from the New Credit Facility were treated by the Company as having been used as follows:

	£'000
Proceeds	330,000
Repayment of previous shareholder's loan	(38,375)
Repayment of current shareholder's loan	(38,375)
Fees	(8,195)
Payments to current shareholders	(240,922)
Repayment of bank loans	(23,012)
Net cash decrease	(18,879)

All of the debt under the New Credit Facility is repayable in more than one year from 31 March 2004.

(5) *The impact upon Creditors: amounts falling due within one year, can be analysed as follows:*

	[illegible]	[illegible]	[illegible]
	£'000	**£'000**	**£'000**
Bank loans	23,012	(23,012)	–
Previous shareholder's loan	38,375	(38,375)	–
Obligations under finance lease contract	6	–	6
Trade Creditors	17,963	–	17,963
Amounts owed to other related companies	40,558	(38,375)	2,183
Other taxation and social security	4,454	–	4,454
Other creditors	94	–	94
Accruals and deferred income	80,250	–	80,250
	204,712	(99,762)	104,950

(6) *None of the proceeds of the Global Offer will be received by the Group and they have not been included within the adjustments above. However £8,195,000 of fees relating to the Global Offer and the New Credit Facility which will be paid by the Group have been included as an adjustment.*

(7) *No account has been taken of trading or other transactions since 31 March 2004.*

Deloitte.

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

REPORT ON PRO FORMA STATEMENT OF NET ASSETS

The Directors
Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire BA14 0TQ

J.P. Morgan plc
125 London Wall
London
EC2Y 5AJ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

21 July 2004

Dear Sirs

VIRGIN MOBILE HOLDINGS (UK) PLC (VIRGIN MOBILE OR THE COMPANY)
We report on the unaudited pro forma net assets statements (the **pro forma net assets**) set out in Part XI of the Listing Particulars of the Company dated 21 July 2004 (the **Listing Particulars**). The pro forma statement of net assets has been prepared for illustrative purposes only to provide information about how the Global Offer and the New Credit Facility might have affected the financial information presented in Part IX of the Listing Particulars in respect of the relevant periods.

RESPONSIBILITIES
It is the responsibility solely of the Directors of Virgin Mobile to prepare the pro forma net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the **Listing Rules**).

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma net assets beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

BASIS OF OPINION
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma net assets with the Directors of Virgin Mobile.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

OPINION

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of Virgin Mobile; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

PART XII ADDITIONAL INFORMATION

1 INCORPORATION

1.1 The Company was incorporated under the name Ideastone Limited on 26 March 1999, under the Act as a private company limited by shares and registered in England and Wales with number 3741555. On 29 March 1999, the Company's name was changed to Virgin Galactic Airways Limited. On 20 May 2004, the Company changed its name to Virgin Mobile Holdings (UK) Limited. On 2 July 2004, the Company was re-registered as a public limited company under section 43 of the Act and changed its name to Virgin Mobile Holdings (UK) plc.

1.2 The registered and head office of the Company is at Willow Grove House, Windsor Road, White Horse Business Park, Trowbridge, Wiltshire BA14 0TQ.

1.3 The Company's ultimate parent company is VGIL, whose principal shareholders are certain trusts, none of which individually has a controlling interest in VGIL. The principal beneficiaries of those trusts are Sir Richard Branson and/or members of his immediate family.

2. REORGANISATION

The Group has recently undergone a reorganisation (the **Reorganisation**). Following the Settlement (as described in paragraph 22 below) and prior to the Reorganisation, the share capital of VMTL, the principal operating company of the Group, was divided into a number of different classes of shares which were owned as to approximately 98 per cent. in aggregate by three different entities in the Virgin Group and as to the balance by members of VMTL's management team and by the trustee of a trust in which a Director is interested.

As part of the Reorganisation, two further companies have been added to the Group and the Virgin Group has consolidated its shareholdings into one entity. The Company, the holding company of the Group, now owns 100 per cent. of the shares in VMGL, an intermediate holding company which is also a borrower under the New Credit Facility. VMGL in turn now owns 100 per cent. of the shares in VMTL, which have been reorganised into one class. The share capital of the Company is currently owned as to approximately 99 per cent. by BIUK, a Virgin Group company, and as to the balance by three Directors, the trustee of a trust in which another Director is interested and by a member of the Group's senior management team.

Following Admission, BIUK will own approximately 74 per cent. of the share capital of the Company and three Directors, the trustee of the trust in which a Director is interested and a member of the Group's senior management team will own approximately 1 per cent., assuming in the case of BIUK that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and subject to the stock loan arrangements referred to in Part II: The Global Offer—Stabilisation and Over-allotment Arrangements and paragraph 13 below.

The Reorganisation involved a number of share transfers at market value the consideration for which was either an issue of shares or cash left outstanding on inter-company accounts. The contracts relating to certain of these transfers are described in paragraphs 18(h) to (o) inclusive below. As a consequence, VMGL owes £234,056,264 to BIUK and £3,237,000 to another Virgin Group company and the Company owes £3,628,887 to two of its Directors, the trustees of a trust in which a Director is interested and a member of the Group's senior management team. It is the intention that £240,922,151 of the monies drawn down under the New Credit Facility will be applied to repay those amounts owing so that all of those outstanding amounts will be repaid on or before Admission.

3 SHARE CAPITAL

3.1 The authorised, issued and fully paid share capital of the Company immediately following Admission will be as follows:

Authorised Number	Authorised Amount		Issued Number	Issued Amount
	(£)			**(£)**
330,000,000	*33,000,000*	Ordinary Shares of 10p each	*250,000,000*	*25,000,000*

3.2 The Company was incorporated with an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each of which two were issued for cash at par to the subscribers to the memorandum of association.

3.3 As at 21 July 2001, the authorised and issued share capital of the Company was unchanged since incorporation. Since that date the following changes have been made to the authorised and issued share capital of the Company:

(a) On 16 June 2004:

(i) the 1,000 ordinary shares of £1 each in the Company were divided into 100,000 ordinary shares of £0.01 each;

(ii) the Directors were generally authorised, in accordance with section 80 of the Act, to allot relevant securities up to a maximum nominal amount of £998, such authority to expire on 16 June 2009; and

(iii) 798 ordinary shares were allotted to VML at a price of £7.98.

(b) On 16 June 2004, two ordinary shares were issued to BIUK in exchange for 690,110 C shares, 960,000 B shares and 300 preference shares in VMTL.

(c) On 1 July 2004:

(i) the 100,000 shares of £0.01 each in the capital of the Company were consolidated into 10,000 Ordinary Shares;

(ii) the authorised share capital was increased from £1,000 to £33,000,000 by the creation of an additional 329,990,000 Ordinary Shares;

(iii) the Directors were generally authorised, in accordance with section 80 of the Act, to allot relevant securities up to a maximum nominal amount of £329,990,000, such authority to expire on the day five years after the passing of the resolution.

(iv) the sum of £24,529,730.70 standing to the credit of the Company's share premium account was applied in paying up in full at par 245,297,307 unissued Ordinary Shares and such shares were allotted to BIUK, being the sole holder of the Ordinary Shares in issue;

(d) By a resolution of the Company passed on 5 July 2004 conditional on Admission becoming effective by not later than 31 July 2004 or such later date as the Joint Sponsors, BIUK and the Company may agree:

(i) the Directors were generally and unconditionally authorised, in accordance with section 80 of the Act, to execute all powers of the Company to allot relevant securities, this authority being limited to the allotment of relevant securities up to an aggregate nominal amount equal to £8,000,000 (being the authorised but unissued share capital of the Company immediately following Admission becoming effective), such authority being in substitution for any earlier such authority and expiring on the day five years after the passing of the resolution (save that the Company may at any time prior to the expiry of such authority make an offer which

would or might require relevant securities to be allotted after the expiry of such authority and the Directors may allot relevant securities in pursuance of such offer or agreement as if such authority had not expired); and

(ii) the Directors were given power to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority referred to in sub-paragraph (i) above and to allot securities (as defined in section 94(3A) of the Act) in either case as if section 89(1) of the Act did not apply to the allotment, but that power, which expires on the day five years after the passing of this resolution (save that the Company may before expiry of the power make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred by this resolution had not expired), was limited to:

(aa) the allotment of equity securities in connection with an offer or issue in favour of the holders of Ordinary Shares on the register on a date fixed by the Directors in proportion to the number of Ordinary Shares held by them on that date but the Directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, legal or practical problems under the laws in any territory or the requirements of any regulatory body or stock exchange; and

(bb) the allotment of equity securities (otherwise than pursuant to sub-paragraph (aa) above) having up to an aggregate nominal amount of £1,250,000, being 5 per cent. of the issued and unconditionally allotted share capital of the Company following Admission;

(e) Pursuant to the Relationship Agreement the Company has agreed to offer certain future issues of shares or rights to subscribe for, or to convert securities into, any shares or any instruments that are convertible or exchangeable into shares by the Company to Sir Richard Branson, VGIL, BIUK or their associates from time to time. See Part III: Industry and Business—Relationship with Virgin Group—Relationship Agreement. This provision is binding on the Company until the first annual general meeting of the Company after Admission and thereafter it will be submitted for approval by the Company's Shareholders at the first, and each subsequent, annual general meeting of the Company after Admission. BIUK and its associates will abstain from voting on the relevant resolution. If the relevant resolution is not passed the provision will have no effect unless (and until) approved in a subsequent annual general meeting; and

(f) On 20 July 2004, 4,702,593 Ordinary Shares were issued to two Directors, to a member of the Group's senior management team and to the trustee of a trust in which another Director is interested as part of the consideration for the transfer to the Company of 10,000 E shares, 2,500 E shares, 1,000 E shares and delivery of Bearer Share Warrant No. 1 relating to 5,000 D shares respectively in VMTL. Thomas Alexander, Jonathan Steel and James Kydd also became entitled to receive £1,961,561, £490,390 and £196,156 respectively as part of the consideration for the transfer of their E shares and the trustee of the trust in which one of the Directors is interested became entitled to receive £980,780 as part of the consideration for the delivery of the Bearer Share Warrant relating to 5,000 D shares.

3.4 By a resolution of VMTL passed on 2 July 2004, conditional upon the allotment of one F share of £1.00 for a subscription price of £85,227,849, the payment of the subscription price in full, and the entry in the register of members of VMTL of VMGL as the person to whom the one F share has been allotted, it was resolved that the share premium account of VMTL be reduced by £80,564,353.

3.5 Section 89 of the Act confers on shareholders certain rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employee's share scheme (as defined in section 743 of the Act). Following Admission, the Company will be subject to the continuing obligations of

the UK Listing Authority with regard to the issue of securities for cash and the statutory rights of pre-emption in section 89 of the Act. The statutory rights of pre-emption apply to the balance of the authorised, but unissued, share capital of the Company which is not the subject of the disapplication referred to in paragraph 3.3(d)(ii) above or reserved for issue in connection with share options and schemes (and other arrangements) referred to in paragraph 8 below. The statutory rights of pre-emption have been disapplied as set out in paragraph 3.3(d)(ii) to:

(a) give the Directors flexibility in relation to rights issues and other pre-emptive offers; and

(b) permit the Directors to allot Ordinary Shares for cash following the Global Offer up to an aggregate nominal amount of £1,250,000, being 5 per cent. of the issued ordinary share capital following Admission.

3.6 Save as disclosed in paragraph 3.3, paragraph 6.3, and in paragraphs 8.1, 8.2, 8.3, 8.4 and 9:

(a) no share or loan capital of the Company or any of its subsidiaries has within three years before the date of this document (other than intra-group issues by wholly owned subsidiaries or pursuant to the Global Offer) been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed;

(b) no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries within the three years immediately preceding the date of this document in connection with the issue or sale of any share or loan capital of any such company; and

(c) no share or loan capital of the Company or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

3.7 The Ordinary Shares are in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares of any class in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where Ordinary Shares are held in certificated form, share certificates will be sent to the registered members by first class post. Where Ordinary Shares are held in CREST, the relevant CREST stock account of the registered members will be credited.

4. SUMMARY OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

4.1 Memorandum of association

The memorandum of association of the Company provides that its objects are, amongst other things, to carry on business as a general commercial company. The objects of the Company are set out in full in clause 4 of its memorandum of association which is available for inspection as described in paragraph 27 below.

4.2 Articles of association

The articles of association of the Company adopted on 5 July 2004, conditional upon Admission, include provisions, *inter alia*, to the following effect:

(a) **Issuing shares**

(i) Subject to any applicable statutory provisions and to the rights conferred on the holders of any other shares, any share may be issued with such rights and restrictions as the Company may by ordinary resolution decide, or in the absence of such resolution, or if the resolution does not make specific provision, as the Board may decide.

(ii) Subject to any applicable statutory provisions, any share may be issued on terms that it is to be redeemed, or is liable to be redeemed at the option of the Company or the holder.

(iii) Subject to any applicable statutory provisions, the articles of association and any resolution of the Company, the unissued shares of the Company (whether forming part of the original or any increased capital) are at the disposal of the Board.

(b) **Rights attaching to Ordinary Shares**

(i) Voting rights of members—subject to disenfranchisement in the event of (A) non-payment of any call or other sum due and payable in respect of any share; or (B) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares and subject to any special rights or restrictions as to voting for the time being attached to any shares (as to which there is none at present). On a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative not being himself a member, has one vote and on a poll every member present in person or (being a corporation) present by a duly authorised representative or by proxy has one vote for every share of which he is a holder. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

(ii) Dividends—subject to the rights attached to any shares issued on any special terms and conditions (as to which there is none at present), dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls should be treated for these purposes as paid up on the share.

(iii) Return of capital—the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by statute, (A) divide among the members *in specie* the whole or any part of the assets of the Company, or (B) vest the whole or any part of the assets in trustees on such trusts for the benefit of members as the liquidator shall think fit, but no member shall be compelled to accept any assets upon which there is any liability.

(c) **Transfer of shares**

A member may transfer all or any of his shares in any manner which is permitted by any applicable statutory provision and by the articles of association and is approved by the Board. The Company shall maintain a record of uncertificated shares in accordance with the relevant statutory provisions.

A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form, or in such other form as the Board may approve. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of a fully paid share, by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason for it, refuse to register any transfer of any certificated share which is not fully paid up (but not so as to prevent dealings in listed shares from taking place on an open and proper basis) and on which the Company has a lien as a result of such share not being fully paid up. The Board may also refuse to register any instrument of transfer of a certificated share unless it is lodged at the registered office, or such other place as the Board may decide, for registration, accompanied by the share certificate for the shares to be transferred and such other evidence as the Board may reasonably require to prove title of the intending transferor and it is in respect of only one class of shares. If the Board refuses to register a transfer of a certificated share it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal. Unless otherwise agreed by the Board in any particular case, the maximum number of persons who may be entered on the register as joint holders of a share is four.

(d) **Changes in capital**

The Company may, subject to any applicable statutory provisions, purchase its own shares.

The Company may by ordinary resolution:

(i) increase its share capital;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount;

(iii) sub-divide all or part of its share capital into shares of a smaller amount; and

(iv) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

The Company may by special resolution reduce its share capital and any capital redemption reserve or share premium account.

(e) **Variation of rights**

Whenever the share capital of the Company is divided into different classes of shares (which it is not as at the date of this document), all or any of the rights for the time being attached to any class of shares may be varied, either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class (excluding shares of that class held by the Company as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of that class of shares. At any separate general meeting, the necessary quorum is two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class in question (excluding shares of that class held by the Company as treasury shares) (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

(f) **Lien and forfeiture**

(i) The Company will have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether or not due) in respect of that share. Subject to the terms of allotment, the Board may make calls on the members in respect of any monies unpaid on their shares.

(ii) If the whole or any part of any call or instalment remains unpaid after the due date, the Board may give not less than 14 clear days' notice requiring payment of the unpaid amount together with any accrued interest. If the requirements of that notice are not complied with, any share in respect of which it was given may (before payment required by the notice has been made) be forfeited by a resolution of the Board. The forfeiture shall include all dividends declared and other monies payable in respect of the forfeited share which have not been paid before the forfeiture.

(g) **Uncertificated shares—general powers**

In relation to any uncertificated share, the Company may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under any applicable statutory provision or the articles of association or otherwise in effecting any action. Any provision in the articles of association in relation to uncertificated shares which is inconsistent with any applicable statutory provision shall not apply. The Company may, by notice in writing to the holder of an uncertificated share, require the holder to change the form of that share to certificated form within such period as may be specified in the notice. For the purpose of effecting any action by the Company, the directors may determine that holdings of

the same member in uncertificated form and in certificated form shall be treated as separate holdings.

(h) **Directors**

(i) The directors (other than alternate directors) shall not, unless otherwise determined by an ordinary resolution of the Company, be less than three.

(ii) A director need not be a member of the Company.

(iii) There is no age limit for directors.

(iv) At each annual general meeting any director then in office who has been appointed by the Board since the previous annual general meeting or at the date of the notice convening the annual general meeting has held office for more than 30 months since he was appointed or last re-appointed by the Company in general meeting shall retire from office but shall be eligible for re-appointment.

(v) The directors (other than any director who for the time being holds an executive office or employment with the Company or a subsidiary of the Company) shall be paid out of the funds of the Company by way of remuneration for their services as directors such fees not exceeding in aggregate £500,000 per annum as the directors may from time to time determine or such larger sum as the Company may, by ordinary resolution, determine. Such fee shall be divided among them in such proportion and manner as they may agree, or failing agreement, equally.

(vi) The Board may grant special remuneration to any director who performs any special or extra services to or at the request of the Company. Special remuneration may be payable to a director in addition to his ordinary remuneration (if any) as a director.

(vii) The directors shall also be paid out of the funds of the Company all expenses properly incurred by them in and about the discharge of their duties, including their expenses of travelling to and from the meetings of the Board, committee meetings and general meetings.

(viii) The Board may exercise all the powers of the Company to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a director of the Company or in the employment or service of the Company or of any company which is or was a subsidiary of or associated with the Company or of the predecessors in business of the Company or any subsidiary or associated company or the relatives or dependants of any such person. For that purpose the Board may procure the establishment and maintenance of, or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or pay any insurance premiums.

(ix) Subject to any applicable statutory provisions, a director shall not be disqualified by his office from entering into any contract with the Company, either with regard to his tenure of any office or position in the management, administration or conduct of the business of the Company, or as vendor, purchaser or otherwise. A director may hold and be remunerated in respect of any other office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office as director and he (or his firm) may also act in a professional capacity for the Company (except as auditor) and may be remunerated for it.

(x) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at a meeting of the directors.

(xi) A director shall not vote or be counted in the quorum at a meeting in respect of any resolution concerning his own appointment (including fixing and varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any company in which the Company is interested, those proposals may be divided and considered in relation to each director separately; and in such case each of the directors concerned (if not otherwise debarred from voting under the articles of association) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment or the termination of his own appointment.

(xii) A director shall not vote (or be counted in the quorum at a meeting) in respect of any contract in which he has an interest which (together with any interest of a connected person) is to his knowledge a material interest. Notwithstanding the above, a director shall be entitled to vote (and be counted in the quorum) on: (A) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company; (B) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security; (C) any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as holder of any such securities or as an underwriter or sub-underwriter; (D) any contract concerning another company in which he and any connected person do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Act) representing one per cent. or more of the issued shares of any class of such company or of the voting rights of that company; (E) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and (F) the purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors.

(xiii) Notwithstanding (xii), if: (A) any member of the Group intends to enter into, directly or indirectly any actual or proposed transaction, agreement, arrangement or other relationship with BIUK or any of its associates (other than any member of the Group); or (B) any resolution of the Board relates to any matter in which a majority of the independent directors (independent director means a Non-Executive Director who is determined by the Board to be independent in character and judgement and in relation to whom the Board has determined that there are no relationships or circumstances which are likely to affect, or could appear to affect, his judgement, in each case in accordance with the applicable provisions of the Combined Code) determines in their reasonable opinion that BIUK or any of its associates (other than any member of the Group) may otherwise be interested, no director nominated for appointment by either BIUK or VGIL shall be permitted to vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board to approve entering into such transaction, agreement, arrangement or other relationship. This provision shall be of no effect if BIUK, or its associates, cease to hold 10 per cent. or more of the issued share capital of the Company.

(i) **Borrowing powers**

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present

and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligations of the Company or of any third party. The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash deposited will not, without the previous sanction of the Company in general meeting, exceed the greater of £500 million or an amount equal to three times the adjusted capital and reserves or any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time. To date no resolution of such type has been passed.

(j) **Unclaimed dividends**

Any dividend unclaimed for a period of 12 years after having been declared shall be forfeited and cease to remain owing by the Company.

5. DIRECTORS

5.1 The Directors and their functions are set out in Part V: Management.

5.2 The business address of each of the Directors is Willow Grove House, Windsor Road, White Horse Business Park, Trowbridge, Wiltshire BA14 0XH.

5.3 In addition to their directorships of Group companies, the Directors hold or have held the following directorships, and are or were members of the following partnerships, in the past five years:

Name	Position	Company/Partnership	Position still held (Y/N)
Charles Gurassa	Director	*7Days Limited*	Y
	Director	*Whitbread plc*	Y
	Director	Whizzkidz Limited	Y
	Director	*British Airways Holidays Limited*	N
	Director	*British Airways Regional Limited*	N
	Director	*British Asia Airways Limited*	N
	Director	*Neos SpA*	N
	Director	*Thomson Travel Group (Holdings) Limited*	N
	Director	*TUI AG*	N
	Director	*TUI Northern Europe Limited*	N
	Director	*Whitbread Group plc*	N
Thomas Alexander	Director	*The Thruxton Classic Car Collection Limited*	Y
	Director	*Monal Limited*	N
Gordon McCallum	Director	*Barfair Limited*	Y
	Director	*Bluebottle Call Limited*	Y
	Director	Clover Investments Limited	Y
	Director	*Global Circumnavigation Limited*	Y
	Director	*Newstart Investments Limited*	Y
	Director	*VDL Holdings Limited*	Y
	Director	*Virgin Australia Holdings PTY Limited*	Y
	Director	*Virgin.com Limited*	Y
	Director	*Virgin Destinations Limited*	Y
	Director	*Virgin H.E.M.S. (London) Limited*	Y
	Director	*Virgin Homeenergy Limited*	Y

[illegible]	[illegible]	[illegible]	[illegible]
	Director	*Virgin Home Limited*	Y
	Director	*Virgin Homephone Limited*	Y
	Director	*Virgin Limited*	Y
	Director	*Virgin Mobile USA, LLC*	Y
	Director	*Virgin Money Group Limited*	Y
	Director	*Virgin Pulse (UK) Limited*	Y
	Director	*Virgin Retail Investment Holdings Limited*	Y
	Director	*Virgin Spectrum Limited*	Y
	Director	*Virgin Ventures Limited*	Y
	Director	*Virgin Wine Online Limited*	Y
	Director	*London Broncos Limited*	N
	Director	*London Broncos (Merchandising) Limited*	N
	Director	*Mirrorchase Limited*	N
	Director	*Spectrumco Limited*	N
	Director	*Virgin Atlantic Limited*	N
	Director	*Virgin Cars (Holdings) Limited*	N
	Director	*Virgin Hotels Group Limited*	N
	Alternate Director	*Virgin Net Limited*	N
	Alternate Director	*Virgin Radio Asia Holdings UK Limited*	N
	Director	*Virgin Western Limited*	N
Caroline Marland	Director	*Bank of Ireland*	Y
	Director	*Burberry Group plc*	Y
	Director	*Arcadia Group Limited*	N
	Director	*Gallaher Group plc*	N
	Director	*Guardian Media Group plc*	N
	Director	*Potential Squared Limited*	N
	Director	*The Advertising Standards Board of Finance Limited*	N
	Director	*The Newspaper Publishers Association Limited*	N
	Director	*The People's Lottery Holding Company Limited*	N
Rupert Gavin	Director	*BBC Commercial Holdings Limited*	Y
	Director	*BBC Worldwide Investments Limited*	Y
	Director	*BBC Worldwide Limited*	Y
	Director	*Beeb Rights Limited*	Y
	Director	*Beeb Ventures Limited*	Y
	Director	*Incidental Theatre Development Limited*	Y
	Director	*The Ambassador Theatre Group Limited*	Y
	Director	*UK Channel Management Limited*	Y
	Director	*UK Gold Holdings Limited*	Y
	Director	*UK Programme Distribution Limited*	Y
	Director	*UKTV Interactive Limited*	Y
	Director	*UKTV New Ventures Limited*	Y
	Director	*Worldwide Channel Investments (Europe) Limited*	Y
	Director	*Worldwide Channel Investments Limited*	Y
	Director	*Arts and Business Limited*	N
	Director	*Arts and Business Services Limited*	N
	Director	*ICT Productions Limited*	N
	Director	*Natural Nylon Theatre Company Limited*	N
	Director	*Newincco 133 Limited*	N

	Director	*Peter Wilson Theatre Limited*	*N*
	Director	*The National Film and Television School*	*N*
David Maloney	*Director*	*Meridien Services Co. plc*	*N*
	Director	*Thomson Travel Group (Holdings) Limited*	*N*

5.4 (a) The Le Meridien Hotels and Resorts group was acquired in July 2001 by private investors who undertook a number of related financing transactions at the same time. Mr Maloney joined the group in January 2002. On 7 October 2002 David Maloney was appointed a director of Waldorf Hotel Company Limited, Grosvenor House (Park Lane) Limited, Meridien Property Company I Limited and Meridien Property Company II Limited. He remained a director of these companies until 19 December 2003. On 30 July 2003 each of these companies was placed into administrative receivership. The Statement of Affairs for each company as at 30 July 2003 showed (i) for Waldorf Hotel Company Limited an estimated shortfall to creditors of £566,754,864, (ii) for Grosvenor House (Park Lane) Limited an estimated shortfall to creditors of £597,419,617, (iii) for Meridien Property Company I Limited an estimated shortfall to creditors of £447,302,114 and (iv) for Meridien Property Company II Limited an estimated shortfall to creditors of £527,670,832. However, as a result of agreements made between the principal secured creditor and the Le Meridien Hotels and Resorts group, Mr Maloney believes that the final estimated shortfall to unsecured creditors of all the above companies is no more than £20 million.

(b) Rupert Gavin was formerly a director of Incidental Theatre and Music Company Limited. The company went into voluntary liquidation and was subsequently dissolved on 3 November 1998. The Company had no outstanding creditors on dissolution.

5.5 Save as disclosed in this paragraph 5 in relation to subparagraphs (a) and (d) below, at the date of this document none of the Directors:

(a) has been a director or partner of any companies or partnerships at any time in the previous five years; or

(b) has any unspent convictions in relation to indictable offences; or

(c) has been bankrupt or entered into an individual voluntary arrangement; or

(d) has been a director with an executive function of any company at the time of or within twelve months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors; or

(e) has been a partner in a partnership at the time of or within twelve months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership; or

(f) has had his assets form the subject of any receivership or has been a partner of a partnership at the time of or within twelve months preceding any assets thereof being the subject of a receivership; or

(g) has been subject to any public criticism by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conducting the affairs of any company.

6 DIRECTORS' AND OTHER INTERESTS IN THE COMPANY

6.1 The interests of the Director(s), their immediate families and any person connected with any Director within the meaning of section 346 of the Act in the share capital of the Company (all of which are beneficial unless otherwise stated), which:

(a) have been notified by each Director to the Company pursuant to sections 324 or 328 of the Act;

(b) are required to be entered into the register referred to in section 325 of the Act; or

(c) are interests of a connected person (within the meaning of section 346 of the Act) of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 20 July 2004 (the latest practicable date prior to the publication of this document),

were and are anticipated immediately following Admission to be as follows:

Director(1)	Number of Ordinary Shares before Admission	Percentage of Ordinary Shares before Admission	Number of Ordinary Shares after Admission	Percentage of Ordinary Shares after Admission
Charles Gurassa	*250,000*	*0.10*	*250,000*	*0.10*
Thomas Alexander	*1,270,971*	*0.51*	*1,270,971*	*0.51*
Jonathan Steel	*317,743*	*0.13*	*317,743*	*0.13*
Gordon McCallum	*770,971*	*0.31*	*770,971*	*0.31*

(1) This does not include the grant of the awards referred to in paragraph 6.4 below.

6.2 The interests of the Directors together represent approximately 1 per cent. of the issued share capital of the Company as at 20 July 2004 (the latest practicable date prior to publication of this document) and are expected to represent approximately 1 per cent. of the issued share capital of the Company after Admission.

6.3 The following options over Ordinary Shares have been granted to the Directors under the Pre-IPO Plan as part of the reward for their past service described in paragraph 9. The options will be exercisable as to one half of the Ordinary Shares subject to them from Admission and as to all of the Ordinary Shares subject to them from 31 March 2005 until the expiry date and at the price per Ordinary Share shown below:

Director	Number of Ordinary Shares under option	Grant date	Exercise price	Expiry date
Thomas Alexander	*1,585,175*	*6 July 2004*	*145.868p*	*6 July 2014*
Alan Gow	*1,323,605*	*6 July 2004*	*145.868p*	*6 July 2014*
Jonathan Steel	*397,570*	*6 July 2004*	*145.868p*	*6 July 2014*

6.4 Awards over Ordinary Shares are expected to be granted at Admission to the Directors under the Virgin Mobile Performance Share Plan described in paragraph 8.4, such awards being exercisable, subject to the satisfaction of the performance targets, for nominal consideration. The exercise period is normally the period of six months following the third anniversary of the date of grant of the award. The value of the award made under the Virgin Mobile Performance Share Plan to Thomas Alexander (determined by reference to the market value of the Ordinary Shares subject to it on the dealing day before the date of grant) will be up to 150 per cent. of his salary, that to Alan Gow up to 125 per cent. of his salary and that to Jonathan Steel up to 125 per cent. of his salary.

6.5 As part of his fee arrangement Charles Gurassa has acquired £500,000 worth of Ordinary Shares (**Invested Shares**) in the Company at the Offer Price. The Invested Shares were purchased from BIUK. Provided he continues to provide his services and continues to hold the Invested Shares until the third anniversary of Admission he will become entitled to a fee

(payable in Ordinary Shares but net of all withholding taxes) equal to the market value of the Invested Shares at that time. Charles Gurassa's right to receive this fee will be accelerated if his appointment is terminated due to death or disability or there is a takeover of the Company before the third anniversary of Admission. If his appointment is terminated for cause he will lose his right to the fee. If his appointment is terminated in any other circumstance than those referred to above, the amount of the fee payable will be pro rata to the extent that the three-year period has elapsed. The number of Ordinary Shares by reference to which the fee is calculated will be adjusted, as appropriate, if there is any variation in the share capital of the Company (including a capitalisation or rights issue) or a demerger of the Company. If there is a capitalisation issue, Ordinary Shares received in respect of his Invested Shares will form part of his Invested Shares. If there is a rights issue he must acquire, as additional Invested Shares, that number of Ordinary Shares that can be acquired from selling sufficient of his rights in respect of the Invested Shares so that the net proceeds of sale can be used to subscribe for the balance.

6.6 Save as set out in paragraphs 6.1, 6.3, 6.4 and 6.5 above, it is not expected that any Director will have any interest in the share or any loan capital of the Company on Admission and there is no person to whom any capital of any member of the Group is under option or agreed unconditionally to be put under option.

6.7 No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by the Company or any Group company during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

6.8 As at 20 July 2004, the latest practicable date prior to publication of this document, in so far as is known to the Company, the name of each person other than a Director who, directly or indirectly, is interested in 3 per cent. or more of the Company's capital, and the amount of such person's interest, is (and following Admission is expected to be) as follows:

Name	No. and class of Ordinary Shares	Percentage of issued share capital	No. of Ordinary Shares after Admission[1]	Percentage of issued share capital after Admission[1]
Bluebottle Investments (UK) Limited[2]	*247,263,218*	*98.9*	*184,763,218*	*73.9*

(1) Assumes no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and subject to the stock loan arrangements referred to in Part II: The Global Offer—Stabilisation and Over-allotment Arrangements and paragraph 13 below.

(2) VGIL is the ultimate parent company of BIUK and therefore it and certain other Virgin Group companies have an indirect interest in BIUK's shareholding in the Company.

6.9 VGIL, our ultimate parent undertaking, a number of its subsidiaries and BIUK are the only persons known to the Company who directly or indirectly, jointly or severally, could exercise or do exercise control over the Company currently or immediately following Admission. They are interested in the proportion of voting capital indicated in paragraph 6.8 above. VGIL and BIUK will each be regarded as a controlling shareholder for the purposes of the Listing Rules. See Part III: Industry and Business—Relationship with Virgin Group for details of the Relationship Agreement that will regulate the ongoing relationship between the Company and its controlling shareholder and ensure that the Group is capable of carrying on its business independently of the controlling shareholder and that transactions and relationships are at arm's length and on normal commercial terms.

7. DIRECTORS' SERVICE AGREEMENTS AND EMOLUMENTS

7.1 The following Executive Directors have service agreements with the Company as follows:

The three Executive Directors, Thomas Alexander, Alan Gow and Jonathan Steel, entered into service agreements with the Company on 28 June 2004 which are conditional upon Admission. The service agreements are identical other than the fact that Mr Alexander is serving as Chief Executive Officer and Managing Director of the Company and receiving a salary of £375,000, Mr Gow is serving as Chief Financial Officer with a salary of £240,000,

and Mr Steel is serving as Commercial Director with a salary of £235,000. Their salaries are inclusive of any fees payable to them as Directors of the Company or any associated company. The service agreements provide that salary shall be reviewed by the Board annually and that any increase in salary shall be at the absolute discretion of the Company. The agreements have no fixed term and are terminable by either party giving to the other no less than 12 months' notice in writing. Under the service agreements, the Executive Directors may be awarded an annual bonus payment of up to 100 per cent. of their annual basic salary as determined by the Board. On budget bonuses are 50 per cent. of basic annual salary and are based on the following weighted performance criteria: 40 per cent. on the Company's profitability; 20 per cent. on the Company meeting its customer budgets; 20 per cent. on the Company meeting its customer service budgets and 20 per cent. on the Executive's personal performance criteria. These performance criteria and budgets will be agreed between the Company and the Executive Director. Under the service agreements the Executive Directors are also entitled to the following:

(i) a contribution equal to 10 per cent. of basic salary to the Company's pension scheme;

(ii) medical insurance (subject to the rules of the scheme);

(iii) death in service insurance providing cover of 4 times the lower of salary and the statutory or other regulatory limit imposed from time to time;

(iv) continued disability insurance providing cover not exceeding 67 per cent. of salary until retirement;

(v) car allowances of £23,500 in the case of Mr Alexander and £17,000 in the case of each of Mr Gow and Mr Steel; and

(vi) 30 working days' holiday in each calendar year (excluding bank and other public holidays).

The service agreements contain confidentiality provisions which have effect during employment and after its termination as well as a gardening leave clause entitling the Company to require the Executive Directors to remain away from work during the notice period.

The service agreements also contain provisions protecting the Company's intellectual property.

7.2 Each of the Chairman, Caroline Marland, Rupert Gavin and David Maloney has signed a letter of appointment with the Company dated 28 June 2004. In the event that the ordinary share capital of the Company is not admitted to the Official List of the UK Listing Authority and to the London Stock Exchange's market for listed securities within one month of the date of the letters of appointment, the appointments will automatically terminate. Each letter requires the individuals to perform the usual duties of a non-executive director. All of the appointments will terminate automatically on the date of their ceasing to be a Director. The terms of appointment also contain obligations of confidentiality. The letters of appointment are the same save as follows:

(i) Charles Gurassa is appointed as Chairman of the Company and his appointment is for an initial term of three years. He is also appointed as Chairman of the Board's nomination committee. His appointment is terminable by either party on 12 months' written notice. He will not normally be required to provide services for more than 52 days per annum (including attendance chairing annual and extraordinary general meetings of the Company and monthly board meetings as well as any meetings of the Non-Executive Directors). He will be paid a director's fee of £150,000 per annum (gross), together with the sum of £17,500 per annum (gross) towards the cost of secretarial and administrative services required for him to carry out his duties. As part of his fee arrangement Charles Gurassa has agreed to acquire £500,000 worth of Ordinary Shares in the Company on Admission. See paragraph 6.5 above.

(ii) Caroline Marland and Rupert Gavin are appointed as Non-Executive Directors of the Company for an initial term of three years although either party may terminate the respective appointments at any time on one month's notice. Caroline Marland also serves as Chairman of the Board's remuneration committee and will chair any meeting of the nominations committee that considers the position of the Chairman. Caroline Marland also serves (pending the appointment of a Fifth Non-Executive Director) as a member of the Board's audit committee. Rupert Gavin also serves as a member of the Board's audit, remuneration and nomination committees. Their fees are £40,000 per annum (gross) with an additional fee of £5,000 per annum for chairmanship of any committee.

(iii) David Maloney is appointed as a Non-Executive Director of the Company for an initial term of two years although either party may terminate the appointment at any time on one month's notice. David Maloney also serves as Chairman of the Board's audit committee and a member of the remuneration and nominations committees. His fees are £40,000 per annum (gross) with an additional fee of £5,000 per annum for chairmanship of any committee.

7.3 Gordon McCallum has signed a letter of appointment with the Company dated 20 July 2004 and is appointed as the director of the Company nominated by the Virgin Group for an initial term of three years although he can terminate the appointment at any time on one month's written notice. His appointment will also terminate automatically by removal by BIUK or retirement or removal pursuant to the Company's articles of association and the Relationship Agreement. His fee, payable to VML as his employing company, is £40,000 per annum (gross).

7.4 For the financial year ended 31 December 2003, the aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors by the Group was £11.7 million (of which £11.0 million was a payment in connection with the Long-term Bonus as more particularly described in paragraph 9 below). It is estimated that for the financial year ending 31 March 2005, under arrangements in force at the date of this document, the remuneration of the Directors will be approximately £1.7 million.

7.5 There is no arrangement under which a Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.6 There are no outstanding loans or guarantees granted or provided by any member of the Group to, or for the benefit of, any of the Directors.

8. FUTURE INCENTIVE PLANS

8.1 The Virgin Mobile Share Incentive Plan (the SIP)

Eligibility

All eligible employees of the Company and participating subsidiaries who have been employed for a minimum period (not exceeding twelve months) are entitled to participate in the SIP.

How the Plan may be operated

The Board can operate the SIP in a number of ways. It can:

- make an award of "free shares"; and/or
- give employees the opportunity to invest in "partnership shares"; and
- make an award of "matching shares" to those employees who have invested in "partnership shares" (free shares, partnership shares and matching shares—together **Plan Shares**); and/or
- require or allow employees to re-invest any dividends paid on their Plan Shares in further Ordinary Shares ("dividend shares").

Free Shares
The Company may give free shares up to a maximum annual value set from time to time by the Inland Revenue. The current maximum annual value is £3,000 per employee. If the Company wishes, the award of free shares can be based on the achievement of individual, team, divisional or corporate performance targets which must be notified to all employees. Otherwise, free shares must be awarded to employees on the same terms, although awards can vary by reference to remuneration, length of service or hours worked.

Every employee of the Group (employed on 1 July 2004 and still employed on Admission) will also be entitled to an award of free Ordinary Shares under the SIP at or around the time of Admission. The awards will be linked to service so that each eligible employee will receive approximately £280 worth of Ordinary Shares for each year of service with the Group. The amount received will be pro-rated for part years of service. The Ordinary Shares for these awards will be provided on Admission out of the Virgin Group shareholding and there will be no cost or accounting impact to the Group in the year ending 31 March 2005.

Partnership Shares
The Company may provide employees with the opportunity to acquire partnership shares from their gross monthly salary, up to a maximum value set from time to time by the Inland Revenue, currently £1,500 per year. The Company may set a minimum monthly deduction from employees' salary which may not be greater than £10. Ordinary Shares will be acquired on behalf of employees within 30 days after each deduction at the market value of the Ordinary Shares on the date they are acquired. Alternatively, deductions can be accumulated during any accumulation period of up to 12 months. In this case, Ordinary Shares will be acquired on behalf of employees within 30 days after the end of the accumulation period, at the lower of the market value of the Ordinary Shares at the beginning of the accumulation period or the date when they are acquired.

Matching Shares
The Company can give an employee up to two free matching shares for each partnership share acquired by the employee. The award of matching shares cannot be subject to performance targets.

Dividend Shares
The Company can either give employees the opportunity or require employees to re-invest any dividends paid on any of their Plan Shares in further Ordinary Shares, up to a maximum amount set by the Inland Revenue, which is currently £1,500 per annum.

Trust
The SIP operates through a trust, which will acquire Ordinary Shares by purchase or by subscription and will hold the Ordinary Shares on behalf of the employees.

Holding Period
Free and/or matching shares must be held in trust for a period of between three and five years from the date on which the shares are allocated to employees.

Dividend shares must be held in trust for three years.

Cessation of employment, forfeiture of shares and non-transferability
The Company can provide that free shares and/or matching shares are forfeited if employees cease employment with a member of the Group (other than because of certain circumstances such as redundancy, injury, disability, reaching retirement age, transfer of the employing business or change of control of the employing company) within the period of up to three years from the date on which shares were allocated.

Employees can withdraw their partnership shares from the SIP at any time. However, the Company can stipulate that matching shares will be subject to forfeiture if the corresponding partnership shares are withdrawn within a specified period, not exceeding three years, of their purchase on behalf of the employee.

Awards are not transferable except on death, when Plan Shares may be transferred to the deceased employee's personal representatives. Awards of shares under the SIP are not pensionable.

Funding the SIP
If existing Ordinary Shares are acquired as partnership shares, participating Group companies may be required to fund the acquisition cost to the extent that salary deductions are insufficient to do so. This may be the case if an accumulation period is operated.

Limit on the issue of shares
The SIP is subject to the limit that, in any ten year period, not more than 10 per cent. of the issued ordinary share capital of the Company from time to time may be issued or issuable under the SIP and any other employees' share scheme(s) adopted by the Company. Ordinary Shares that are issued or that may be issued under the Pre-IPO Plan (see paragraph 9 below) will not count towards these limits.

Amendments to the SIP
The Board has authority to amend the SIP, provided that no amendment to the advantage of participants may be made to provisions relating to:

- who can participate;
- the number of Ordinary Shares that the trustee can acquire under the SIP;
- the basis for determining a participant's entitlement to Plan Shares and the terms on which they can be acquired; and
- any adjustment in the event of a variation in the Company's share capital,

without the prior approval of the shareholders in general meeting (unless the amendment is minor and made to benefit the administration of the SIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment). While the SIP retains its Inland Revenue approved status, no amendment may be made to a key feature of the SIP without the prior approval of the Inland Revenue.

8.2 The Virgin Mobile Savings Related Share Option Plan (the Sharesave)

General
The Company has also adopted the Sharesave for operation in the future, but not immediately following Admission. Under the Sharesave, employees are granted an option to acquire Ordinary Shares at a price determined shortly before invitations to apply for the options are issued and over the number of shares that can be acquired using the proceeds of a related savings contract. The option price may be set at a discount (of up to 20 per cent.) to the market value of the Ordinary Shares at that time. Employees are required to save monthly through a contractual savings arrangement over a period of either three or five years. A tax free bonus is payable on completion of the relevant savings contract. At the end of the savings period the employee may either exercise the option within six months of the end of the savings period using the savings contributions and bonus or have the savings and bonus repaid. Employees who save for a period of five years may leave their savings with the savings carrier for a further two years, at which point an enhanced bonus is payable.

Eligibility
All eligible employees of the Company and participating subsidiaries who have been employed for a minimum period (not exceeding five years) are entitled to participate in the Sharesave. All employees eligible to participate must do so on similar terms although that entitlement may vary by reference to levels of remuneration, length of service or any similar factors.

Employee contributions
The maximum amount an employee may save monthly over the three-year or five-year period is £250 per month. The Board can impose a lower savings limit.

Leavers
An option holder who ceases to be an employee of a member of the Group in certain circumstances (for example due to injury, disability, redundancy, retirement or following a change in control of the employing company or transfer of the employing business or a takeover or winding-up of the Company) may exercise the option within six months after ceasing to be an employee. If an option holder dies, his personal representatives may exercise the option within twelve months of the earlier of the date of death or the bonus date of the option. If an option holder ceases to be an employee of a member of the Group for any other reason the option will lapse.

Limits on the issue of Shares
The use of new issue Ordinary Shares under the Sharesave is limited to 10 per cent. of the issued share capital of the Company from time to time, taking into account shares issued or to be issued under any other employees' share scheme(s) adopted by the Company over the previous ten year period (other than Ordinary Shares issued or that may be issued under the Pre-IPO Plan (see paragraph 9 below)). Ordinary Shares subject to options that have lapsed or been surrendered are excluded when calculating this limit.

Exchange of options
If there is a change of control of the Company following a general offer to acquire the whole of the issued share capital of the Company or all the Ordinary Shares in the Company, or following a compromise or arrangement, option holders may be given the opportunity to exchange their options for options over ordinary shares in an acquiring company.

Adjustments of options
Subject to the approval of the Inland Revenue, if there is a capitalisation, a rights issue, a consolidation, a subdivision, a reduction or any other variation in the share capital of the Company, the Board may make the adjustments it considers appropriate to the number of Ordinary Shares under option and the option price.

General provisions
Options are personal to option holders and, except on the death of an option holder, cannot be assigned, transferred or charged.

The rules of the Sharesave can be amended at any time by the Board. However, no amendment to the advantage of option holders can be made without the prior approval of the shareholders in general meeting if the amendment relates to the provisions in the rules relating to:

- who can participate;
- the limits on the number of Ordinary Shares that can be acquired under the Sharesave (in total) and/or by each option holder;
- the basis for determining an option holder's entitlement to and the terms on which Ordinary Shares can be acquired under the Sharesave; and
- any adjustment in the event of a variation in the share capital of the Company,

unless the amendment is necessary or desirable in order to obtain or maintain Inland Revenue approval of the Sharesave, or is minor and made to benefit the administration of the Sharesave, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders or for any member of the Group.

Additional schedules to the rules of the Sharesave can be adopted by the Board to operate the Sharesave in overseas countries.

For as long as the Sharesave is intended to remain approved by the Inland Revenue, no amendment to a key feature of the Sharesave may be made without the Inland Revenue's prior approval.

No options can be granted more than ten years after the date of adoption of the Sharesave.

8.3 The Virgin Mobile Discretionary Share Option Plan (the DSOP)

General
The DSOP allows the Company to grant options to acquire Ordinary Shares to eligible employees. Options granted under the DSOP may either be Inland Revenue approved options (up to the prescribed limit) or unapproved options. The DSOP will be administered by the Remuneration Committee.

It is intended that options to acquire Ordinary Shares will be granted to up to 150 senior employees under the DSOP at or around the time of Admission at an exercise price equal to the closing price for an Ordinary Share on the first day of dealings. These options will normally become exercisable three years after their grant but only if and to the extent that the performance condition to which they are subject (see below) has been satisfied. Options over up to 1,502,000 Ordinary Shares will be granted under the DSOP at or around the time of Admission.

Eligibility
Under the DSOP, options may be granted to any person who is a full-time director or employee of the Company or a participating group company. Participants will be selected on a discretionary basis and will not normally include full-time directors or employees who, in either case, are within six months of retirement. Directors and employees granted awards under the Virgin Mobile Performance Share Plan (see paragraph 8.4) will not also participate in the DSOP.

Option Price
The option price will not be less than the average of the market values of an Ordinary Share over the three dealing days before the date of grant or the market value of an Ordinary Share on the date of grant.

Individual limits
The maximum value of Ordinary Shares over which options may be granted to an employee in any year is an amount equal to the base salary of the full-time director or employee.

Performance conditions
The exercise of options is subject to the satisfaction of a performance condition, which will be objective and stated at the date of grant. For the initial grant of options the performance condition will relate to the Company's increase in earnings per share over a three year performance period. There will be no re-testing of the performance condition. Options will vest as to 50 per cent. of the shares subject to them for earnings per share growth of RPI + 3 per cent. per annum, rising to full vesting for earnings per share growth of RPI + 6 per cent. per annum. For the first grant of options the base EPS will be determined by the Remuneration Committee on an appropriate basis, taking into account the financial effect of the changes in the capital structure and the TSA and will be based on EPS before exceptional items and normalised for tax.

Exercise of options
Options normally become exercisable on the third anniversary of the date of grant, subject to the satisfaction of the performance condition, and remain exercisable until ten years after the date of grant. However, earlier exercise is permitted to the extent that the performance condition has been satisfied if a participant dies or his employment ends by reason of injury, disability, redundancy, retirement, or as a result of the sale of the business or subsidiary by which the optionholder is employed. On the occurrence of any of those events, options will become exercisable for a period of twelve months and then lapse. The Remuneration Committee also has a discretion under the DSOP to allow the exercise of options following the cessation of employment of a participant in any other circumstances.

In the event of a takeover or scheme of arrangement (not being an internal reorganisation), options will become exercisable pro rata to the extent that the performance condition is met at that time for a period of six months (unless there is a compulsory acquisition period, in which case the period will be shorter).

If an option becomes exercisable before the end of the financial year in which its date of grant falls, the option will lapse in its entirety. If an option becomes exercisable after the end of the financial year in which its date of grant falls but before the third anniversary of its date of grant, the Remuneration Committee will determine the extent to which the performance condition has been satisfied.

Equity settlement of option gain
Under the unapproved part of the DSOP, the Company may determine that, on the exercise of an option, a participant will not receive the number of Ordinary Shares over which the option was granted, but will instead receive the number of Ordinary Shares whose market value is equal to the gain on the exercise of the option. The gain is the difference between the aggregate market value of the Ordinary Shares over which the option was granted and the aggregate price payable to acquire those Ordinary Shares. If the Company makes this determination, the participant must undertake to pay out of the proceeds of sale of the Ordinary Shares an amount equal to the aggregate nominal value of that number of Ordinary Shares that the participant will receive.

Limits on the issue of Shares
The use of new issue Ordinary Shares under the DSOP is limited to 10 per cent. of the issued share capital of the Company from time to time, taking into account shares issued or to be issued under any other employees' share scheme(s) adopted by the Company over the previous ten year period. The use of new issue Ordinary Shares under the DSOP is limited to 5 per cent. of the issued share capital of the Company from time to time, taking into account shares issued or to be issued under the DSOP and any other discretionary share option scheme(s) adopted by the Company over the previous ten year period. Ordinary Shares issued or that may be issued under the Pre-IPO Plan (see paragraph 9 below) will not count towards these limits. Ordinary Shares subject to options that have lapsed or been surrendered are excluded when calculating these limits.

Exchange of options
If there is a change of control of the Company following a general offer to acquire the whole of the issued share capital of the Company or all the Ordinary Shares in the Company, or following a compromise or arrangement, participants may be given the opportunity to exchange their options for options over ordinary shares in an acquiring company.

Adjustments of options
Subject to the approval of the Inland Revenue in the case of Inland Revenue approved options, if there is a capitalisation, a rights issue, a consolidation, a subdivision, a reduction or any other variation in the share capital of the Company, the Board may make the adjustments it considers appropriate to the number of Ordinary Shares under option and the option price.

General provisions
Options are personal to participants and, except on the death of a participant, cannot be assigned, transferred or charged. Benefits under the DSOP are not pensionable.

The rules of the DSOP can be amended at any time by the Board. However, no amendment to the advantage of a participant can be made without the prior approval of the shareholders in general meeting if the amendment relates to the provisions in the rules relating to:

- who can participate;
- the limits on the number of Ordinary Shares that can be acquired under the DSOP (in total) and/or by each participant;
- the basis for determining an option holder's entitlement to and the terms on which Ordinary Shares can be acquired under the DSOP; and
- any adjustment in the event of a variation in the share capital of the Company,

unless the amendment is necessary or desirable in order to obtain or maintain Inland Revenue approval of the DSOP, or is minor and made to benefit the administration of the DSOP, to take account of a change in legislation or to obtain or maintain favourable tax,

exchange control or regulatory treatment for option holders or for any member of the Group.

No options can be granted more than ten years after the date of adoption of the DSOP.

Provisions relating only to Inland Revenue approved options
It is intended to seek Inland Revenue approval for the grant of Inland Revenue approved options, which are those satisfying the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003. Inland Revenue approved options are essentially subject to the same provisions as summarised above. The main differences relate to the following:

- Individual limit: an employee cannot be granted an approved option which would, at the time it is granted, enable the employee to acquire shares under approved option schemes (which are not savings-related) exceeding the Inland Revenue limit from time to time, which is currently £30,000; and
- Inland Revenue approval: any amendment to a key feature of the DSOP requires the prior approval of the Inland Revenue.

8.4 The Virgin Mobile Performance Share Plan (the PSP)

General
The PSP will be administered by the Remuneration Committee. Awards made under the PSP are neither transferable nor pensionable.

Eligibility
All employees in the Company and its subsidiaries who are not within six months of their retirement date will be eligible to participate in the PSP. The Remuneration Committee will select participants in the PSP.

The Company's current policy is that only a selected group of the Company's most senior executives will be granted awards under the PSP. Participants in the PSP will not receive options under the DSOP.

Grant of awards
It is intended that awards under the PSP will be granted to up to 20 senior executives, including the Executive Directors, at or around the time of Admission. The value of the Ordinary Shares subject to these awards will range from 60 to 150 per cent. of the participants' salaries and, in total, will be over up to 968,000 Ordinary Shares. The value of the award made under the PSP to Thomas Alexander (determined by reference to the market value of the Ordinary Shares subject to it on the dealing day before the date of grant) will be up to 150 per cent. of his salary, that to Alan Gow up to 125 per cent. of his salary and that to Jonathan Steel up to 125 per cent. of his salary. Any future awards may only be granted within six weeks following the announcement by the Company of its results for any period or at any other times considered by the Remuneration Committee to be exceptional.

No awards may be granted under the PSP more than 10 years after Admission.

An award under the PSP will comprise an option to buy Ordinary Shares for nil or a nominal payment or a right to receive Ordinary Shares.

Limit on individual participation
No awards may be granted to an individual in any financial year over Ordinary Shares whose value is greater than 150 per cent. of that individual's annual rate of salary. In exceptional circumstances, for example on recruitment, the Remuneration Committee can grant an award of up to 200 per cent. of an individual's annual salary.

Limits on the issue of shares
The rules of the PSP permit awards to be over new issue shares, treasury shares or shares purchased in the market. The number of new Ordinary Shares that may be issued under the PSP or any other employees' share scheme operated by the Company will be restricted to

10 per cent. of the issued share capital of the Company over any ten year period. The number of new Ordinary Shares that may be issued under the PSP or any other discretionary share plan operated by the Company will be restricted to 5 per cent. of the issued share capital of the Company over any ten year period. Ordinary Shares issued or that may be issued under the Pre-IPO Plan (see paragraph 9 below) will not count towards these limits. Treasury shares will count as new issue shares for the purposes of these limits. Ordinary Shares that have lapsed or been surrendered are excluded when calculating these limits.

Vesting of awards
An award will normally vest on the third anniversary of its grant but only if and to the extent that the performance condition to which it is subject (see below) has been satisfied and normally provided that the participant is still employed by a company in the Group at that time. An award structured as an option will then remain capable of exercise for a period of six months (or such longer period as may be specified by the Remuneration Committee if the Company is in a prohibited period during this exercise period).

An award will lapse on the cessation of a participant's employment, except where that cessation is due to death, injury, disability, redundancy, or sale of the participant's employing company or business. In those cases, the award will vest to the extent to which the performance target has been met at that time, and will also be pro-rated to the extent that the three-year vesting period has elapsed.

In the event of retirement, awards will vest on the third anniversary of the grant date to the extent that the performance condition is met at that date, unless the Remuneration Committee uses its discretion to permit vesting pro-rata to time at the date of retirement to the extent that the performance target has been met at the date of retirement.

In the event of a takeover, scheme of arrangement or winding-up of the Company (not being an internal reorganisation) an award will vest early, pro rata to the extent that the three-year vesting period has elapsed and to the extent that the performance condition has been satisfied. An internal reorganisation would not result in the accelerated vesting of any awards. Instead, awards would be replaced by new awards over shares in the new holding company.

Performance condition
All awards made under the PSP will be subject to a performance condition set by the Remuneration Committee at the time of grant of the awards. For initial awards, the performance condition will be based on the three year compounded annual growth in the Company's aggregate normalised basic earnings per share (**EPS**) compared to the retail prices index (**RPI**) over the three year performance period, as follows:

Normalised EPS per annum	Percentage of award that [illegible]
Less than RPI + 6%	0%
RPI + 6%	25% of awards up to 100% of a participant's salary
Between RPI + 6% and RPI + 12%	Pro rata between 25% and 100% of awards up to 100% of a participant's salary
RPI + 12%	100% of awards up to 100% of a participant's salary
Between RPI + 12% and RPI + 15%	Pro rata between 0% and 100% of that part of an award in excess of 100% of a participant's salary
RPI + 15%	100%

The performance period will comprise the financial year of the Company in which the grant date of the award falls and the following two financial years, with the aggregate normalised EPS figures for these three years being compared to the EPS for the financial year immediately preceding the performance period. For the first grant of awards the base EPS will be determined by the Remuneration Committee on an appropriate basis, taking into account the financial effect of the changes in the capital structure and the TSA and will be based on EPS before exceptional items and normalised for tax.

If the performance target is not met after three years, awards will lapse immediately; there will no opportunity to re-test the performance condition.

The Remuneration Committee may amend the performance condition if an event occurs that causes it reasonably to consider that the original performance condition will not, without alteration, achieve its original purpose, provided that the Remuneration Committee acts fairly and reasonably, and that the amended condition would, in the opinion of the Remuneration Committee, be materially no less demanding to satisfy than the original condition as contemplated at the date of grant. Any amendment will be disclosed in the directors' remuneration report following the amendment.

Rights attaching to shares

Any Ordinary Shares allotted when an award is exercised will rank equally with all other Ordinary Shares of the Company in issue (except for rights arising by reference to a record date before their allotment).

Variation of capital

In the event of any variation of the Company's share capital including a capitalisation issue, a rights issue, a sub-division or consolidation of shares, or a reduction in capital, or in the event of a demerger, payment of a capital dividend or similar event involving the Company, the Remuneration Committee may adjust the number of shares subject to an award as it considers appropriate.

Amendments to the PSP

The Remuneration Committee may, at any time, amend the rules of the PSP, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise (other than in respect of the performance conditions as described above), the rights attaching to the shares acquired and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

9. HISTORIC INCENTIVES

The VMTL pre-Admission long-term bonus and options

Sixty employees of VMTL (the **Managers**) were awarded cash bonuses (incurred as an expense by us in 2003), the total amount of which is £23.5 million, as a reward for growing the business during the period from launch until 31 December 2003 (the **Long-term Bonus**). The Managers have been paid the Long-term Bonus (from operating cashflow) in the period from May 2004 to July 2004. The Long-term Bonus was payable for the Managers' past service and VMTL has no further liability under the Long-term Bonus. The total amount under the Long-term Bonus paid to the Directors was £10.4 million. Of the Directors, Thomas Alexander received £6.4 million under the Long-term Bonus, Alan Gow received £2.4 million and Jonathan Steel received £1.6 million. See Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations—Administrative expenses.

The Managers have also been granted options to acquire 11,936,100 Ordinary Shares in the Company under the Virgin Mobile Pre-IPO Plan (the **Pre-IPO Plan**) as part of the reward for their past service at an exercise price of 145.868p per Ordinary Share. See paragraph 6 above. Options granted under the Pre-IPO Plan are not subject to performance conditions and will become exercisable as to half of the Ordinary Shares subject to them on Admission and the remainder of the shares on 31 March 2005. If a Manager ceases to be employed by the Group before 31 March 2005 the unvested part of that Manager's option will lapse and cease to be capable of becoming exercisable unless the cessation of employment is due to

injury, disability, death or retirement or due to the business in which or company for which the Manager works being sold out of the Group, when the option will remain unaffected. Otherwise, options will lapse to the extent unexercised on the tenth anniversary of their date of grant. We expect to account for the options granted under the Pre-IPO Plan as a non-cash exceptional expense (based on a value of 257.502p per Ordinary Share at the date of grant, derived from an Inland Revenue approved valuation) in the year ending 31 March 2005. No further options will be granted under the Pre-IPO Plan. The aggregate number of Ordinary Shares subject to options granted to the Directors under the Pre-IPO Plan is 3,306,350. Of the Directors, Thomas Alexander was granted an option over 1,585,175 Ordinary Shares, Alan Gow an option over 1,323,605 Ordinary Shares and Jonathan Steel an option over 397,570 Ordinary Shares under the Pre-IPO Plan.

10 PENSION SCHEME

The Company operates a defined contribution pension scheme, the Virgin Mobile Retirement Benefits Scheme, which is administered by Prudential. All employees aged between 18 and 59 are eligible to join after twelve months' employment. All such employees are active members of the scheme. There are no deferred or pensioner members. The normal retirement age is 60. In general, the Company matches employee contributions to a maximum of 7.5 per cent. of basic annual salary. However, Directors are eligible for a 10 per cent. Company contribution. For the year ended 31 December 2003, Company contributions totalled £955,000.

11. SUBSIDIARY AND PARENT UNDERTAKINGS

11.1 The Company is the holding company of the Group. The Company has no associated undertakings. The subsidiary undertakings of the Company are as follows:

Name and country of incorporation	Registered office	Class of share capital (issued and fully paid unless otherwise stated)	Percentage of issued share capital held after Admission	Nature of business
Virgin Mobile Group (UK) Limited (UK)	Willow Grove House Windsor Road White Horse Business Park Trowbridge Wiltshire BA14 0TQ	Ordinary shares	100 per cent. (direct)	Holding company
Virgin Mobile Telecoms Limited (UK)	Willow Grove House Windsor Road White Horse Business Park Trowbridge Wiltshire BA14 0TQ	Ordinary shares	100 per cent. (indirect)	Mobile communications provider
Bluebottle Call Limited (UK)	Willow Grove House Windsor Road White Horse Business Park Trowbridge Wiltshire BA14 0TQ	Ordinary shares	100 per cent. (indirect)	Property holding

11.2 The parent undertaking of the Company is:

Name and country of incorporation	Registered office	Class of share capital (issued and fully paid unless otherwise stated)	Percentage of issued share capital after Admission[2]	Nature of business
Bluebottle Investments (UK) Limited (UK)[1]	120 Campden Hill Road London W8 7AR	Ordinary shares	74 per cent. (direct)	Holding company

(1) VGIL is the ultimate parent company of BIUK and therefore has an indirect interest, through a number of wholly-owned subsidiaries, in BIUK's shareholding in the Company.

(2) Assumes no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and subject to the stock loan arrangements referred to in Part II: The Global Offer–Stabilisation and Over-allotment Arrangements and paragraph 13 below.

12 PRINCIPAL ESTABLISHMENTS

Details of the principal establishments of the Group are set out as follows:

Owner	Country	Property	Tenure	Rent per annum	Term	Approximate floor area (square feet)
Virgin Mobile Telecoms Limited	England	Part 5th Floor, Communications Building, 48 Leicester Square, London WC2	Licence	£240,240	1 May 2000 until 20 September 2000 and then from quarter to quarter until 1 March 2008 unless terminated by either party before then in accordance with the terms of the Licence	11,553
Bluebottle Call Limited	England	Pavilion 1, White Horse Business Park, Trowbridge	Leasehold	£287,470	25 years from 24 June 1990	30,260
Bluebottle Call Limited	England	Pavilion 2, White Horse Business Park, Trowbridge	Leasehold	£287,470	25 years from 24 June 1990	30,260
Bluebottle Call Limited	England	Pavilion 3, White Horse Business Park, Trowbridge	Leasehold	£287,470	25 years from 24 June 1990	30,260
Bluebottle Call Limited	England	Car park at White Horse Business Park, Trowbridge	Leasehold	£21,265	24 July 2000 to 23 June 2015	69,965

The leases of the buildings known as Pavilions 1, 2 and 3, White Horse Business Park, Trowbridge, Wiltshire are all held in the name of Bluebottle Call Limited as tenant and the reversions are all held in the name of Glanmore Property Fund Limited as landlord. All three properties are occupied exclusively by VMTL and it has been in occupation of these properties since September 1999. None of the leases authorises Bluebottle Call Limited to share the properties with VMTL without the landlord's consent. The landlord is aware of the occupation and VMTL has confirmed that the landlord has not to date raised any objection to this occupation by VMTL. The landlord has agreed to enter into a formal licence to allow the position to be regulated by the grant of three separate underlettings of the properties by Bluebottle Call Limited to VMTL and the implementation of these arrangements is currently in progress. Pursuant to the New Credit Facility, when such underlettings are granted to VMTL, VMTL will be subject to a fixed and floating charge over all future assets (which includes its interest in Pavilions 1, 2 and 3, White Horse Business Park, Trowbridge, Wiltshire), see paragraph 18(d) under Part XII: Additional Information.

13. UNDERWRITING ARRANGEMENTS

13.1 The Company, the Directors, the Selling Shareholder, VGIL, the Underwriters and the Joint Sponsors have entered into the Underwriting and Sponsors' Agreement dated 21 July 2004 pursuant to which:

(a) on the terms and subject to certain conditions contained in the Underwriting and Sponsors' Agreement and described below:

(i) the Selling Shareholder has agreed to sell 62,500,000 Ordinary Shares at the Offer Price; and

(ii) the Underwriters have severally agreed to procure purchasers for (or, failing which, purchase themselves) at the Offer Price the number of Ordinary Shares indicated below:

Name	Number of Ordinary Shares
J.P. Morgan Securities Ltd.	27,343,750
Morgan Stanley Securities Limited	27,343,750
Investec Bank (UK) Limited	7,812,500
Total	62,500,000

(b) the Underwriters will deduct from the proceeds of the Global Offer a commission of up to 3 per cent. of the amount equal to the Offer Price multiplied by the aggregate number of Ordinary Shares that the Underwriters have agreed to procure purchasers for or, failing which, purchase themselves. In addition, the Stabilisation Manager may deduct (on behalf of the other Underwriters) a commission of up to 3 per cent. of the amount equal to the Offer Price multiplied by the number of Over-allotment Shares (if any) acquired from the Selling Shareholder pursuant to the Over-allotment Arrangements. All commissions will be paid together with any value added tax chargeable thereon;

(c) the obligations of the Underwriters are subject to certain conditions that are typical for an agreement of this nature. These conditions include, amongst others, the accuracy of the warranties under the Underwriting and Sponsors' Agreement and Admission occurring by no later than 8.00 a.m. on 26 July 2004 or such later time and/or date as the Company, the Selling Shareholder, the Joint Sponsors and the Joint Global Co-ordinators may agree in writing. In addition, the Underwriters have the right to terminate the Underwriting and Sponsors' Agreement prior to Admission in certain specified circumstances;

(d) the Stabilising Manager, acting as principal, has entered into the Over-allotment Arrangements with the Selling Shareholder pursuant to which the Stabilising Manager may acquire, or procure acquirers for, up to a maximum of 6,250,000 Over-allotment Shares at the Offer Price for the purpose of allowing the Stabilising Manager to meet over-allocations, if any, in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Following Admission, the number of Over-allotment Shares which are the subject of the Over-allotment Arrangements may vary (but will never exceed 6,250,000) and is expected to be determined no later than 25 August 2004. Settlement of any acquisition of Over-allotment Shares will take place shortly after such determination (or if acquired on Admission, at Admission). If any Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements, the Stabilisation Manager will be committed to pay the Selling Shareholder, or procure that payment is made to it of, an amount equal to the Offer Price multiplied by the number of Over-allotment Shares made available by the Selling Shareholder, less commissions. Save as required by law or regulations, the Stabilisation Manager does not intend to disclose the extent of any over-allotments made and/or any stabilisation transactions;

(e) the Selling Shareholder has agreed to pay all of the commissions set out in (b) above, all stamp duty or stamp duty reserve tax arising out of the transfer of (or agreement to transfer) Ordinary Shares to original purchasers of those Ordinary Shares under the Global Offer and (in respect of a number of Ordinary Shares not exceeding the maximum amount of Over-allotment Shares) under over-allocations in connection with the Global Offer which will arise on such initial sale at no more than the rate of 0.5 per cent. of the Offer Price and certain other costs, charges, fees and expenses of, or in connection with, the Global Offer and/or Admission. In addition the Company has agreed to pay certain other costs, charges, fees and expenses of, or in connection with, Admission. See paragraph 13.3 below for a description of the Cost Allocation Agreement that BIUK, VGIL and the Company have entered into in relation to the allocation of certain costs and expenses of the Global Offer;

(f) the Company, VGIL, the Selling Shareholder and the Directors have given certain customary warranties to the Joint Sponsors and to the Underwriters and, in addition, the Company and the Selling Shareholder have given certain customary indemnities to the Joint Sponsors and to the Underwriters. The liability of the Company is limited in time to claims notified to the Company no later than the day falling 30 days after publication of the Company's annual report and accounts for the year ending 31 March 2007 (the **Accounts Publication Date**) in respect of a breach of warranty only, but is otherwise unlimited as to time and amount. The liability of the Selling Shareholder and VGIL is limited to an amount equal to the product of (a) the Offer Price and (b) the sum of (i) the aggregate number of Ordinary Shares sold pursuant to the Global Offer and (ii) the aggregate number of Over-allotment Shares calculated in accordance with the Underwriting and Sponsors' Agreement and the liability of the Selling Shareholder and VGIL, in respect of breach of warranties only, is limited as to time to claims notified to the Selling Shareholder or VGIL no later than the day falling 30 days after the Accounts Publication Date. The liability of the Directors is limited as to both time and amount;

(g) the Selling Shareholder, the Company and the Directors have agreed to the following lock-up provisions:

(i) the Company has agreed that, during a period of 210 days from the date of the Underwriting and Sponsors' Agreement, it will not, without the prior written consent of the Joint Sponsors and Joint Global Co-ordinators (not to be unreasonably withheld or delayed), directly or indirectly, offer, issue, lend, pledge, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Ordinary Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, Ordinary Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing, except for the granting or exercise of options or other rights to acquire Ordinary Shares or rights related to Ordinary Shares or the issue of Ordinary Shares pursuant to the share option and incentive schemes in existence on the date of Admission and as described in paragraph 8 above;

(ii) the Selling Shareholder has agreed that, during a period of 210 days from the date of the Underwriting and Sponsors' Agreement it will not, without the prior written consent of the Joint Sponsors and the Joint Global Co-ordinators (not to be unreasonably withheld or delayed), directly or indirectly, offer, issue, lend, pledge, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Ordinary Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, Ordinary Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing, other than:

(a) a transfer of Ordinary Shares to any connected person (as defined in section 346 of the Act) of the Selling Shareholder provided that, prior to any such transfer, the relevant transferee has entered into a deed of undertaking in writing in favour of the Underwriters and Joint Sponsors on the same terms as the Selling Shareholder's lock-up undertaking; or

(b) the acceptance of a takeover offer (as defined in section 428 of the Act) for the ordinary share capital of the Company or the provision of an irrevocable undertaking to accept such an offer; or

(c) a transfer of Ordinary Shares pursuant to its obligations described under the heading "Free Shares" in paragraph 8.1 above in relation to the award of free Ordinary Shares to eligible employees; or

(d) a transfer of, or grant of options over, up to 1,058,083 Ordinary Shares to certain members of the management of VML; or

(e) as expressly contemplated by the Underwriting and Sponsors' Agreement or the Stock Lending Agreement (as defined in paragraph 13.2 below); and

(iii) each of the Directors has agreed that, during a period of 365 days from the date of this Agreement he will not, without the prior written consent of the Joint Sponsors and Joint Global Co-ordinators (not to be unreasonably withheld or delayed), directly or indirectly, offer, issue, lend, pledge, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Ordinary Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, Ordinary Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing other than:

(a) a transfer of Ordinary Shares to any connected person (as defined in section 346 of the Act) of the Director provided that, prior to any such transfer, the relevant transferee has entered into a deed of undertaking in writing in favour of the Underwriters and the Joint Sponsors on the same terms as the Director's lock-up undertaking; or

(b) the acceptance of a takeover offer (as defined in section 428 of the Act) for the ordinary share capital of the Company or the provision of an irrevocable undertaking to accept such an offer; and

(h) the Company has appointed J.P. Morgan plc and Morgan Stanley & Co. International Limited as Joint Sponsors in connection with the admission of the Ordinary Shares to the Official List. J.P. Morgan plc and Morgan Stanley & Co. International Limited are not entitled to fees in relation to this appointment.

13.2 In connection with the Over-allotment Arrangements, the Stabilising Manager, acting as principal, has entered into a stock lending agreement (the **Stock Lending Agreement**) with the Selling Shareholder pursuant to which the Stabilising Manager is able to borrow up to 6,250,000 Ordinary Shares for the purposes, amongst other things, of allowing the Stabilising Manager to settle over-allotments, if any, made in connection with the Global Offer. If the Stabilising Manager borrows any Ordinary Shares pursuant to the Stock Lending Agreement it will be required to return equivalent securities to the relevant lender by no later than 31 August 2004.

13.3 The Company, the Selling Shareholder and VGIL have entered into the Cost Allocation Agreement dated 21 July 2004 pursuant to which (i) the Selling Shareholder agrees to indemnify the Company against 75 per cent. of any claims and expenses (with the amount paid by the Selling Shareholder being capped at the gross proceeds of the Global Offer) incurred by the Company in connection with certain warranties and indemnities given by it in the Underwriting and Sponsors' Agreement (except to the extent that the Company or its Directors, officers or employees are found to have acted in bad faith, been grossly negligent or committed wilful misconduct), (ii) the Selling Shareholder and the Company agree to the apportionment between them of certain costs and expenses in connection with the Global Offer and Admission (see paragraph 26.2 below), (iii) the Company agrees that where VGIL is required to make certain payments to the Joint Sponsors or to the Underwriters on its behalf pursuant to the Underwriting and Sponsors' Agreement, the Company shall indemnify VGIL in respect of such payments, and (iv) VGIL agrees to guarantee the Selling Shareholder's payment obligations to the Company under that agreement.

13.4 The Ordinary Shares have not been, and will not be, registered under the Securities Act or under the state securities laws of any state, and may not be offered or sold within the United States except to QIBs or in other transactions exempt from the registration requirements of the Securities Act and in compliance with applicable state securities laws.

The Selling Shareholder has been advised by the Underwriters that (1) the Underwriters, through their respective selling agents, propose to offer the Ordinary Shares only to QIBs in the United States in accordance with Rule 144A or transactions exempt from the registration requirements of the Securities Act and (2) the Underwriters propose to offer the Ordinary

Shares outside the United States in offshore transactions in reliance on Regulation S and in accordance with applicable law. Any offer of Ordinary Shares in the United States will be made by broker-dealers who are registered as such under the US Exchange Act of 1934. Terms used above have the same meaning given to them by Regulation S and Rule 144A.

Until the expiration of 40 days after the later of the commencement of the Global Offer and the original issue or sale date of the Ordinary Shares, an offer or sale of Ordinary Shares within the United States by a dealer may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an exemption from registration under the Securities Act.

14. SELLING RESTRICTIONS

14.1 The distribution of this document and the offering and sale of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

14.2 United Kingdom

The Ordinary Shares may not be offered or sold to persons in the United Kingdom prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA.

14.3 The Netherlands

The Ordinary Shares may not be offered, sold, transferred or delivered, as part of their initial distribution, or at any time thereafter, directly or indirectly, other than to individuals or legal entities in The Netherlands who or which trade or invest in securities in the conduct of a profession or trade within the meaning of section 2 of the exemption regulation to the Netherlands Securities Market Supervision Act 1995, as amended from time to time, (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), which includes banks, securities firms, insurance companies, pension funds, investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which are regularly active in the financial markets in a professional manner.

14.4 Australia

This document does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the **Australian Corporations Act**) and will not be lodged with the Australian Securities and Investments Commission. The Ordinary Shares will be offered to persons who receive offers in Australia only to the extent that such offers of Ordinary Shares for issue or sale do not need disclosure to investors under Part 6D.2 of the Australian Corporations Act. Any offer of Ordinary Shares received in Australia is void to the extent that it needs disclosure to investors under the Australian Corporations Act. In particular, offers for the issue or sale of Ordinary Shares will only be made in Australia in reliance on various exemptions from such disclosure to investors provided by section 708 of the Australian Corporations Act. Any person to whom Ordinary Shares are issued or sold pursuant to an exemption provided by section 708 of the Australian Corporations Act must not, within twelve months after the issue, offer those Ordinary Shares for sale in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

15. INVESTOR REPRESENTATIONS AND AGREEMENTS

15.1 Ordinary Shares offered and sold in the United States to QIBs

Because the Ordinary Shares have not been and will not be registered under the Securities Act, purchasers of Ordinary Shares in the United States are advised to consult legal counsel prior to making any offer for, or resale, pledge or other transfer of, Ordinary Shares.

Each purchaser of Ordinary Shares offered and sold in the United States will be deemed to have represented, agreed and acknowledged that:

(1) it is (a) a QIB, (b) acquiring such Ordinary Shares for its own account or for the account of a QIB and (c) aware, and each beneficial owner of such Ordinary Shares has been advised, that the sale of such Ordinary Shares to it may be made in reliance on Rule 144A;

(2) it understands that such Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available), in each case in accordance with all applicable securities laws of any state of the United States;

(3) it will, and each subsequent holder is required to, notify any subsequent purchaser of Ordinary Shares from it of the resale restrictions referred to in (2)(a), (b) and (c);

(4) such ordinary shares are "restricted shares" within the meaning of Rule 144(a)(3) under the Securities Act and no representation can be made as to the availability of the exemption provided by Rule 144 for the resale of Ordinary Shares;

(5) it understands that such Ordinary Shares, unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (4) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND (B), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THESE ORDINARY SHARES. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE ORDINARY SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF ORDINARY SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK;

(6) notwithstanding anything to the contrary in the foregoing, Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of Ordinary Shares of the Company established or maintained by a depositary bank; and

(7) the Group, the Virgin Group, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If it is acquiring any Ordinary Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

(8) **Prospective purchasers are hereby notified that sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.**

15.2 Ordinary Shares offered and sold outside the United States pursuant to Regulation S

Each purchaser of Ordinary Shares offered and sold outside the United States pursuant to Regulation S will be deemed to have represented, agreed and acknowledged that:

(1) it is aware that the sale of such Ordinary Shares to it is being made pursuant to and in accordance with Rule 903 of Regulation S;

(2) it understands that such Ordinary Shares have not been and will not be registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States unless registered under the Securities Act or in a transaction exempt from the registration requirements of the Securities Act; and

(3) the Group, the Virgin Group, the Underwriters, their respective affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

16. UK TAXATION

16.1 General

The following statements are intended to apply only as a general guide to current UK tax law and to the current practice of the UK Inland Revenue. They are intended to apply only to a Shareholder who is resident or ordinarily resident in the United Kingdom for UK tax purposes, who holds the Ordinary Shares as an investment and who is the beneficial owner of the Ordinary Shares. **A prospective purchaser of Ordinary Shares who is in any doubt as to his tax position regarding the acquisition, ownership and disposition of the Ordinary Shares or who is subject to tax in a jurisdiction other than the United Kingdom should consult his own tax adviser.**

16.2 Close company

The Directors have been advised that the Company is presently a close company and that, following completion of the Global Offer, it may be a close company as defined by section 414 of the Income and Corporation Taxes Act 1988.

16.3 Dividends

The Company will not be required to withhold tax at source from dividend payments it makes.

Individuals

An individual Shareholder who is resident in the United Kingdom for tax purposes and who receives a dividend from the Company will be entitled to a tax credit, which may be set off against his total income tax liability on the dividend. Such an individual Shareholder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the **gross dividend**), which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10 per cent. of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

A UK resident individual Shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to claim repayment of any part of the tax credit. A UK resident Shareholder who is liable to income tax at rates not exceeding the basic rate will be subject to income tax on the dividend at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such Shareholder's liability to income tax on the dividend. A UK resident individual Shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against part of this liability. The effect of that set-off of the tax credit is that such a Shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to one quarter of the net cash dividend received).

Companies

A corporate Shareholder resident in the United Kingdom for tax purposes will not normally be subject to corporation tax on any dividend received from the Company. Such a corporate Shareholder will not be able to claim repayment of the tax credit attaching to any dividend.

Non-residents

A Shareholder resident outside the United Kingdom will not generally be entitled to any payment from the Inland Revenue in respect of the tax credit attaching to any dividend paid by the Company.

Pension Funds

A UK pension fund will not be entitled to reclaim the tax credit attaching to any dividend paid by the Company.

16.4 Capital gains

A disposal of Ordinary Shares by a Shareholder who is either resident or ordinarily resident in the United Kingdom for tax purposes, or is not a United Kingdom resident but carries on a trade, profession or vocation in the United Kingdom through (in the case of a company) a permanent establishment or (in all other cases) a branch or agency and has used, held or acquired the Ordinary Shares for the purposes of such trade, profession or vocation or such permanent establishment, branch or agency, may, depending on the Shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains or corporation tax on chargeable gains. A Shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years and who disposes of the Ordinary Shares during that period may also be liable on his return to the United Kingdom to any tax on any chargeable gain realised (subject to any available exemption or relief).

16.5 Inheritance tax

The Ordinary Shares are assets situated in the United Kingdom for the purposes of UK inheritance tax. A gift of such assets by, or on the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax, even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under certain rules relating to long residence or previous residence in the United Kingdom. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift.

16.6 Stamp duty and stamp duty reserve tax (SDRT)

The transfer on sale of the Ordinary Shares outside the CREST system will generally be subject to *ad valorem* stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration given (rounded up to the nearest £5). Stamp duty is normally the liability of the purchaser or transferee of the Ordinary Shares. An unconditional agreement to transfer Ordinary Shares will normally give rise to a charge to

SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the Ordinary Shares. However, where within six years of the date of the agreement, an appropriate instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the Ordinary Shares.

Where Ordinary Shares are transferred (a) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT (in the case of an issue or transfer to such persons) may be payable at a rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares. Clearance service providers may opt, under certain circumstances, for the normal rates of stamp duty and SDRT to apply to a transfer of Ordinary Shares into, and therefore to transactions within, the system instead of the higher rate applying to a transfer of the Ordinary Shares into the clearance system and the exemption for dealings in the Ordinary Shares whilst in the system.

Under the CREST system for paperless share transfers, deposits of Ordinary Shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the value of the consideration given. Paperless transfers of Ordinary Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the Ordinary Shares on relevant transactions settled within the system.

The sale of the Ordinary Shares to original purchasers under the Global Offer and under over-allocations in connection with the Global Offer will give rise to a liability to stamp duty and/or SDRT as explained above. Under the terms of the Underwriting and Sponsors' Agreement, the Selling Shareholder has agreed to meet the liability to stamp duty of original purchasers of Ordinary Shares under the Global Offer and (in respect of a number of Ordinary Shares not exceeding the maximum amount of Over-allotment Shares) under over-allocations in connection with the Global Offer, which will arise on such initial sale at no more than the rate of 0.5 per cent. of the Offer Price. The Selling Shareholder will also meet any liability to SDRT of the original purchasers arising in respect of the initial transfer of the Ordinary Shares under the Global Offer and (in respect of a number of Ordinary Shares not exceeding the maximum amount of Over-allotment Shares) under over-allocations in connection with the Global Offer to original purchasers within the CREST system at no more than the rate of 0.5 per cent. of the Offer Price.

Certain categories of person, including market makers, brokers, dealers and persons connected with depositary arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

17. US TAXATION

17.1 US federal income taxation

The following summary describes certain US federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of the Ordinary Shares. This summary addresses only US federal income tax considerations of US Holders (as defined below) that will hold the Ordinary Shares as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Ordinary Shares. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold the Ordinary Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for US federal

income tax purposes; (f) persons that have a "functional currency" other than the US dollar; (g) persons that own (or are deemed to own) 10 per cent. or more (by voting power) of the Company's share capital; (h) regulated investment companies; (i) persons who hold the Ordinary Shares through partnerships or other pass-through entities; and (j) persons who are resident or ordinarily resident or carry on a trade or business within the United Kingdom. This summary does not address alternative minimum tax consequences. Further, this summary does not address any tax consequences applicable to holders of equity interests in a holder of the Ordinary Shares.

This summary is based on the Internal Revenue Code of 1986, as amended (the **Code**), US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the US federal income tax consequences described below.

Each prospective investor should consult its own tax advisor with respect to the US federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of the Ordinary Shares.

For purposes of this summary, a **US Holder** is a beneficial owner of the Ordinary Shares that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation, created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a Court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a United States person. If a partnership holds the Ordinary Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding the Ordinary Shares should consult its own tax advisor. A **Non-US Holder** is a beneficial owner of the Ordinary Shares that is not a US Holder.

17.2 Distributions

The gross amount of any distribution that is actually or constructively received by a US Holder with respect to the Ordinary Shares will be a dividend includible in gross income of a US Holder as ordinary income.

Under recently enacted US legislation (the **new US tax legislation**), certain dividends received by individual US Holders will be subject to a maximum income tax rate of 15 per cent. This reduced income tax rate is only applicable to dividends paid by "qualified corporations" and only with respect to shares held by a qualified US Holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Company should be considered a qualified corporation under the new US tax legislation. Accordingly, dividends paid by the Company to individual US Holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. Under the new US tax legislation, the reduced tax rate for qualified dividends is scheduled to expire on 31 December 2008, unless further extended by Congress. **Each prospective investor should consult its own tax advisor regarding the implications of the new US tax legislation.**

The gross amount of any distribution paid in pounds sterling will be included in the gross income of a US Holder in an amount equal to the US dollar value of the pounds sterling calculated by reference to the exchange rate in effect on the date received by the US Holder, regardless of whether the pounds sterling are converted into US dollars. If the pounds sterling are converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, a US Holder will have a basis in the pounds sterling equal to the US dollar value thereof on the date of receipt. Any gain or loss on a subsequent conversion or other

disposition of the pounds sterling will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

A distribution of additional shares to US Holders with respect to their Ordinary Shares that is made as part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax unless shareholders can elect that the distribution be payable in either additional shares or cash.

For purposes of calculating the foreign tax credit, dividends paid on Ordinary Shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain US Holders, "financial services income". In certain circumstances, a US Holder that (i) has held the Ordinary Shares for less than a specified minimum period during which it is not protected from the risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign withholding taxes imposed on dividends paid on the Ordinary Shares. Under the new US tax legislation, the amount of the qualified dividend income paid by the Company to a US Holder that is subject to the reduced dividend income tax rate and that is taken into account for the purposes of calculating the US Holder's US foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend for US federal income tax purposes. **Prospective holders are urged to consult with their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances and the implication of the new US tax legislation on the calculation of US foreign tax credits.**

Subject to the discussion under paragraph 17.6—Backup withholding and information reporting, a Non-US Holder generally will not be subject to US federal income or withholding tax on dividends received on Ordinary Shares unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the United States.

17.3 Sale or other disposition of the Ordinary Shares

A US Holder will generally recognise a gain or loss for US federal income tax purposes upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the US dollar value of the amount realised from such sale or exchange and the US Holder's tax basis in such Ordinary Shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the Ordinary Shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations. When a US Holder's basis in the Ordinary Shares includes amounts recognised under the passive foreign investment company rules described below and the US Holder recognises a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the US Holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. US Holders should consult their tax advisors as to the applicability of these disclosure regulations.

A US Holder that receives pounds sterling on the sale or other disposition of Ordinary Shares will realise an amount equal to the US dollar value of the pounds sterling on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the pounds sterling on the settlement date). If a US Holder receives pounds sterling upon a sale or exchange of Ordinary Shares, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such pounds sterling will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such pounds sterling are converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognise any gain or loss on such conversion.

Subject to the discussion below under paragraph 17.6 below—Backup withholding and information reporting, a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of Ordinary Shares unless (a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or

business in the United States, (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met or (c) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

17.4 Redemption of shares

A redemption of Ordinary Shares by the Company will be treated as a sale of the redeemed Ordinary Shares by the US Holder (which is taxable as described above under paragraph 17.3—Sale or other disposition of the Ordinary Shares) or, in certain circumstances, as a distribution to the US Holder (which is taxable as described above under paragraph 17.2—Distributions).

17.5 Passive foreign investment company considerations

The Company believes that it is not, and it does not expect to become, a passive foreign investment company (a **PFIC**) for US federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that the Company will not be considered a PFIC for any future taxable year. If the Company were a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders.

17.6 Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments to US Holders of dividends on Ordinary Shares and to the proceeds of a sale or redemption of an Ordinary Share. The Company, its agent, a broker or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if the US Holder fails (a) to furnish the US Holder's taxpayer identification number, (b) to certify that such US Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders who hold their Ordinary Shares through certain US-related brokers or agents or through the office of a broker or agent within the United States may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder's US federal income tax liability provided that the required information is furnished to the US IRS.

Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

18. MATERIAL CONTRACTS

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by any member of the Group within the two years immediately preceding the date of this document which are or may be material or which have been entered into by any member of the Group at any other time and which contain provisions under which any member of the Group has an obligation or entitlement that is material to the Group as at the date of this document:

(a) The Underwriting and Sponsors' Agreement between, amongst others, the Underwriters and the Company. See paragraph 13 above.

(b) The Relationship Agreement, the Virgin Mobile Licence Agreement and the Retail Stores Agreement. See Part III: Industry and Business—Relationship with Virgin Group.

(c) The Cost Allocation Agreement. See paragraph 13.3 above.

(d) The New Credit Facility between VMGL and Lloyds TSB Bank plc (in its capacity as original lender, mandated lead arranger, agent (the **Facility Agent**) and security trustee) dated 2 July 2004.

The New Credit Facility provides for a £250 million amortising term facility and a £100 million revolving credit facility. The term facility, which has a termination date five years from the date of the New Credit Facility, is available for drawing in two stages. The first stage, which involved an initial drawdown of £89.1 million, has occurred. £85.2 million of the net proceeds of the initial drawdown have been used to subscribe for share capital in VMTL, thereby creating a positive net assets position in VMTL in order that the procedure provided for under sections 155-158 of the Act for the provision of lawful financial assistance could be carried out. Following completion of this procedure, a number of other conditions subsequent to further drawing were fulfilled (including provision by VMTL of security over its assets (see paragraph 18(d)(i) below), execution by VMTL of a deed of admission in respect of the Subordination Deed (see paragraph 18(e) below), the giving of notice of assignment by way of security of the TSA and the Settlement Deed and the repayment and cancellation of the Shareholder Loans). The remaining undrawn portion of the £250 million term facility is therefore available for drawing until the date falling six weeks after the date of the New Credit Facility. Following satisfaction of the conditions subsequent referred to above, the £100 million revolving credit facility, with a termination date falling five years from the date of the New Credit Facility, also became available for drawing. The revolving credit facility is available for drawing until the date falling one month before the termination date. VMTL became a borrower under the facilities following the completion of the whitewash procedure referred to above by way of a deed of accession dated 5 July 2004. In each case the facilities may be used for general corporate purposes including (among other things) the subscription of shares in the share capital of VMTL by VMGL, the repayment of the Shareholder Loans, the advance of loans within the group comprising VMGL and its subsidiaries, the advance of a Loan to the Company in an amount not exceeding £4.0 million, the payment by VMGL to BIUK and Bluebottle Investments Inc. of amounts outstanding in relation to previous acquisitions of shares in VMTL under the Reorganisation and funding of working capital requirements.

The New Credit Facility contains mechanisms for the accession of additional borrowers, guarantors and lenders.

The obligations and liabilities of the borrowers and guarantors (the **Obligors**) under the New Credit Facility are guaranteed by VMGL and VMTL. Furthermore, any subsidiary of VMGL which has EBITDA representing five per cent. or more of consolidated EBITDA of VMGL and its subsidiaries (together the **VMGL Group**) or has gross assets or turnover representing five per cent. or more of the gross assets or turnover respectively of the VMGL Group calculated on a consolidated basis (a **Material Subsidiary**) is required to be a guarantor. Furthermore, the aggregate EBITDA of all the guarantors and/or the aggregate gross assets of the guarantors and/or the turnover of the guarantors (in each case calculated on a consolidated basis) must represent not less than 90 per cent. of the consolidated EBITDA and/or consolidated gross assets and/or turnover of the VMGL Group respectively. In addition, VMGL must ensure that guarantors representing aggregate EBITDA of not less than 85 per cent. of consolidated EBITDA of the VMGL Group and/or aggregate gross assets and/or turnover representing not less than 85 per cent. of the aggregate gross assets and/or turnover respectively of the VMGL Group (calculated on a consolidated basis) shall provide security (by way of accession to the Mortgage Debenture or by providing an equivalent form of security).

The obligations of VMGL and VMTL are secured by:

(i) a fixed and floating charge (documented as a mortgage debenture, the **Mortgage Debenture**) over all or substantially all of the assets of VMGL and (following execution of a deed of admission to the Mortgage Debenture dated 5 July 2004) VMTL, including a first fixed charge over all of the shares or other securities or investments (and, in each case, their related rights) held by VMGL in VMTL and held by VMTL in Bluebottle Call Limited and a charge over, and an assignment by way of

security of, the TSA, the Virgin Mobile Licence Agreement and the Settlement Deed; and

(ii) a first fixed charge over any shares held by the Company in the capital of VMTL together with all related rights.

Each loan made under the revolving credit facility must be repaid on the last day of its interest period. Amounts drawn under the term facility must be repaid in annual instalments beginning on the date falling one year from the date of the New Credit Facility and ending on the date falling five years from the date of the New Credit Facility. Unlike the revolving credit facility, amounts repaid under the term facility may not be reborrowed.

Under the New Credit Facility each lender has the right to require prepayment and cancellation of that lender's participation in any facility if there is a change of control of VMGL. Prepayment and cancellation of a lender's participation shall also occur if it becomes unlawful to perform any of the lender's obligations under the New Credit Facility. If any lender makes a claim under the increased costs, tax gross-up, tax indemnity and ECB costs clauses, VMGL has the right to prepay and cancel that lender's participation in any facility. The mandatory prepayment provisions have not been triggered as at the date of this document and will not be triggered by the Global Offer of the Company.

Loans may be prepaid in whole or in part (but if in part, by a minimum of £500,000 and (in relation to the revolving credit facility only) integral multiples of £500,000), subject to certain breakage costs (if any). VMGL may also cancel the whole or any part (being a minimum of £500,000 and integral multiples of £500,000) of the available, undrawn facilities without penalty.

Loans under the New Credit Facility are expected to bear interest at a rate per annum determined by the Facility Agent to be the aggregate of: (i) LIBOR; (ii) mandatory or European Central Bank costs (if any) applicable to the relevant advance from time to time; and (iii) the relevant margin. Subject to the matters described below, the margin will vary between 0.75 per cent. and 1.25 per cent. according to the level of consolidated net borrowings (senior debt) to consolidated EBITDA (the **Margin Ratchet**). However, the margin will be 1.25 per cent. per annum until the later of (i) delivery of the covenant compliance certificate for the reference date falling on 31 March 2005 and (ii) the date on which the Company gives notice that the Margin Ratchet should apply. The Company is not entitled to give that notice until either specific confirmation has been received from the Inland Revenue or the Inland Revenue has published guidance which confirms that the Margin Ratchet does not lead to loans made under the New Credit Facility not being "normal commercial loans" for tax purposes. If the Margin Ratchet is applicable, whilst any event of default is continuing the margin will be 1.25 per cent. VMGL intends to seek a specific confirmation as described above provided that the Inland Revenue has not first published general guidance. An increased rate of interest is applicable if any borrower fails to pay any amount payable by it under the New Credit Facility and related finance documents. In addition a commitment fee is payable at a rate of 45 per cent. of the applicable margin calculated on the unused, uncancelled amount of the facilities. An arrangement fee of £3,325,000 and annual agency and security trustee fee of £25,000 is also expected to be payable.

The New Credit Facility contains obligations for VMGL to provide certain information, certificates, financial statements and accounts to the lenders. It also contains financial covenants customary for credit facilities of this nature based on backward-looking 12-month testing periods requiring the borrowers to maintain the ratios of consolidated net borrowings to consolidated EBITDA at levels ranging between 2.50:1 and 3.50:1 at prescribed reference dates, the ratio of consolidated EBITDA to consolidated net interest at not less than 3.0:1 until March 2006 and not less than 5.0:1 thereafter, and the ratio of free cashflow to debt service at not less than 1.25:1.

The New Credit Facility contains customary representations and warranties to be given by each Obligor in respect of itself (in the case of the VMGL these are given in respect of the VMGL Group) including in relation to status; binding nature of obligations; non-conflict with other obligations; power and authority to enter into the New Credit Facility and related finance documents; validity and admissibility in evidence of the New Credit Facility and related finance documents; insolvency; governing law and enforcement; no filing or stamp taxes required; no default; no misleading information; preparation of financial statements; pari passu ranking; no proceedings pending or threatened; compliance with environmental laws and regulations; ownership of intellectual property; current ownership of VMTL and nature of pension schemes. Although certain representations and warranties are given on specified dates (such as the date of signing the New Credit Facility), as is customary with facilities of this nature, many representations and warranties are deemed to be repeated at intervals throughout the life of the New Credit Facility.

In addition, the New Credit Facility contains numerous undertakings customary for credit facilities of this nature by each Obligor (or, in certain cases, by VMGL alone). The undertakings, many of which have negotiated exclusions and exceptions specific to the business of the VMGL Group, include obtaining any authorisations required; compliance with laws; a negative pledge restricting the creation of security over (or the entry into transactions similar to security in relation to) any assets of the VMGL Group; disposals restrictions; share capital restrictions; covenants not to incur financial indebtedness in excess of a specified amount, or to make acquisitions costing in excess of a specified amount. In addition there are covenants not to materially change the terms of the TSA or the Virgin Mobile Licence Agreement, not to substantially change the general nature of the business of the VMGL Group, to maintain insurance cover and to enter into certain interest rate hedging agreements in relation to the facilities (as described below). There are also undertakings in relation to the provision of information relating to the Global Offer; the provision of accountants' reports in respect of the Global Offer, the provision of an updated funds flow statement, and the provision of security by Bluebottle Call Limited (a subsidiary of VMTL) in specific circumstances.

The VMGL Group is subject to certain restrictions on making dividends and other distributions and on repaying subordinated debt (excluding the Shareholder Loans). Payments of dividends, other distributions and interest on subordinated debt are only permitted where no event of default or potential event of default is outstanding and the financial covenants described above (ratios of consolidated net borrowings to consolidated EBITDA; consolidated EBITDA to consolidated net interest; free cashflow to debt service) are satisfied on a 12-month forward-looking basis. Other restrictions include (i) no purchase, cancellation, redemption or reduction of issued share capital (other than pursuant to the reduction referred to in paragraph 23 below for the purpose of eliminating VMTL's negative distributable reserves) (ii) no loans or guarantees other than those which are not in aggregate in excess of £5 million or which are in the ordinary course of its trading activities or which are to the Company (in an amount not exceeding £4 million) to cover consideration payable to management for the purchase of their shares or by VMTL to the Company in an amount not exceeding £4 million for working capital purposes. The above restrictions are subject to a number of further exceptions which include payments in an aggregate amount of not more than £600,000 per annum to the Company to cover management's salary costs and related expenses, payments (including dividends, loans and other distributions) between Obligors, from a member of the VMGL Group (which is not an Obligor) (a **Non-Obligor**) to another Non-Obligor and from a Non-Obligor to an Obligor.

The New Credit Facility contains events of default (after, if applicable, the expiration of certain negotiated grace periods) customary for a facility agreement of this nature, including: the failure to make payments of amounts due under the New Credit Facility or the related finance documents; failure to satisfy financial covenants; failure to comply with any provision in the finance documents; material misrepresentation; non-payment of any financial indebtedness (not relating to the New Credit Facility or associated finance documents), other than where such non-payment is in respect of financial indebtedness in an aggregate amount under £2.5 million or in respect of subordinated debt in

accordance with the terms of the finance documents, insolvency; insolvency proceedings or creditors' process against any assets of any member of the VMGL Group which has EBITDA, gross assets or turnover representing 1.5 per cent. or more of respectively the consolidated EBITDA of the VMGL Group or gross assets or turnover of the VMGL Group; any Material Subsidiary and Bluebottle Call Limited ceases to be a (direct or indirect) wholly-owned subsidiary of VMGL except in the case of permitted exceptions; it becomes unlawful for an Obligor to perform any of its obligations under the finance documents and/or the TSA and/or the Virgin Mobile Licence Agreement (if, in the case of the TSA or the Virgin Mobile Licence Agreement, such unlawfulness results in a material non-performance of obligations under the TSA or the Virgin Mobile Licence Agreement respectively); an Obligor repudiates or evidences an intention to repudiate a finance document; any party to the Subordination Deed (other than a lender under the New Credit Facility) fails to comply with certain provisions of that document; termination or service of notice of termination of the TSA or the Virgin Mobile Licence Agreement where such termination is followed by a material non-performance of obligations under the TSA or the Virgin Mobile Licence Agreement respectively; and the occurrence of any event or series of events which has a material adverse effect on the business or financial condition of VMGL, VMTL or the VMGL Group (taken as a whole) or on the validity or enforceability of the New Credit Facility or any related finance document.

Upon the occurrence of an event of default (i.e. after the expiry of applicable grace periods (if any)), the Facility Agent may, and if directed by the majority banks must, cancel the total commitments and/or declare all or part of the advances under the New Credit Facility to be payable on demand or to be due and payable together with all interest and all other amounts payable by the Obligors under the New Credit Facility and the related finance documents. Following the occurrence of an event of default which is continuing, the banks (subject to the terms of the security documents) may enforce all or part of their rights in respect of the security.

Under the New Credit Facility, VMGL must ensure that not later than three months after the date of the New Credit Facility, interest rate hedging in respect of at least 50 per cent. of the drawn amounts under the term facility shall be entered into. Such hedging will be secured on a *pari passu* basis with the senior debt.

(e) A subordination deed between the lenders under the New Credit Facility, VMGL, BIUK, Bluebottle Investments Inc. and Lloyds TSB Bank plc as security trustee, dated 2 July 2004 (the **Subordination Deed**).

The Subordination Deed contains provisions to regulate the ranking of claims and enforcement of rights between the senior debt and the subordinated debt. The order of ranking is as follows: first, the senior debt, second the subordinated debt and third any other debt. Senior debt is comprised of any obligations or liabilities owing by the Obligors under the New Credit Facility and related finance documents including under related hedging arrangements. Subordinated debt is comprised of debt owed by VMGL to BIUK and Bluebottle Investments Inc. in the amounts of £234,056,264 and £3,237,000 respectively in respect of the deferred purchase price payable for the shares in VMTL acquired by VMGL and (following the accession of VMTL to the Subordination Deed on 5 July 2004) amounts owed by VMGL to VMTL under the VMGL Intercompany Loan (referred to in paragraph (f) below). It is expected that all of the outstanding amounts owing to BIUK and Bluebottle Investments Inc. will be repaid on or shortly after Admission. The Subordination Deed requires providers of debt to any member of the VMGL Group (other than debt provided by the senior banks in their capacity as such under the New Credit Facility and related finance documents) to accede to the Subordination Deed as a subordinated creditor.

The Subordination Deed expressly permits certain payments, including the scheduled payments of interest on subordinated debt (to the extent permitted under the New Credit Facility).

(f) An intercompany loan agreement between VMTL as lender and VMGL as borrower dated 5 July 2004 (the **VMGL Intercompany Loan**).

The VMGL Intercompany Loan provides for a £500 million revolving credit facility to enable VMGL to pay any amounts outstanding under the finance documents (in relation to the New Credit Facility) and to fund VMGL's general corporate purposes. In common with many intra-group loans, this agreement contains no undertakings or events of default other than certain termination events (such as insolvency) as set out below. The facility (which constitutes subordinated debt under the Subordination Deed) is available for drawing at any time from the date of the agreement until the termination of the agreement. The agreement terminates on the earlier of (i) the date a winding up or administration order is made against VMGL (ii) the date of any meeting of VMGL's shareholders or directors to consider a resolution for its winding up, administration or dissolution (or the date of such resolution) (iii) the date on which VMGL proposes a creditors' voluntary arrangement (iv) the date agreed between VMGL and VMTL to be the termination date or (v) 2 January 2010.

Amounts drawn may be re-borrowed. VMTL is only obliged to lend under the agreement if (i) it has surplus funds available (i.e. freely available funds standing to the credit of its bank accounts which are not held pending distribution of dividends declared by VMTL together with any undrawn facilities available to VMTL) (ii) VMGL requires the funds for one of the purposes set out above (iii) the drawing does not give rise to any offence under the Companies Act 1985, the Insolvency Act 1986 or equivalent, is not unlawful and does not cause a breach of any person's obligations (iv) the termination date has not occurred and (v) VMTL is not, and would not thereby become, insolvent.

Interest is payable at the commercial market rate or such other rate (which can be zero per cent.) as is agreed between the parties. All amounts outstanding under the facility must be repaid on the termination date.

(g) An intercompany loan agreement between VMTL as lender and the Company as borrower dated 5 July 2004 (the **VMH Intercompany Loan**).

The VMH Intercompany Loan provides for an on-demand credit facility for an amount up to £4 million to cover general corporate purposes including, without limitation, working capital requirements of the Company. In common with many intra-group loans, this agreement contains no undertakings or events of default other than certain termination events (such as insolvency) as set out below. The facility is available until such time as the agreement is terminated. The agreement terminates on the earlier of (i) the date a winding up or administration order is made against the Company (ii) the date of any meeting of the Company's shareholders or directors to consider a resolution for its winding up, administration or dissolution (or the date of such resolution) (iii) the date on which the Company proposes a creditors' voluntary arrangement (iv) the date agreed between the Company and VMTL to be the termination date or (v) 2 January 2010.

Interest is payable at the commercial market rate or such other rate (which can be zero per cent.) as is agreed between the parties. All amounts outstanding under the facility must be repaid on the termination date.

(h) A sale and purchase deed between BIUK and the Company dated 16 June 2004 under which BIUK agreed to sell 960,000 non-voting preferred B shares of £0.01 each, 690,110 zero dividend voting C shares of £0.01 each and 300 cumulative redeemable preference shares of £0.01 each in the capital of VMTL to the Company. The consideration for the sale of these shares was the issue and allotment by the Company to BIUK of two ordinary shares of £0.01 each in the capital of the Company.

(i) A sale and purchase deed between BIUK and Alnery No. 2416 Limited (since renamed Virgin Mobile Group (UK) Limited) (**VMGL**) dated 16 June 2004 under which BIUK agreed to sell 1,250 ordinary D shares of £0.01 each and 269,890 zero dividend voting C shares of £0.01 each in the capital of VMTL to VMGL. The shares were sold for £234,056,264, which was left outstanding, payable on the demand of BIUK and interest-free for a

period of 60 days, after which interest is to accrue at a rate of 1.3 per cent. per annum above one-month LIBOR, accruing from day to day and payable monthly. We anticipate that the outstanding purchase price will be settled from drawings from the New Credit Facility.

(j) A sale and purchase deed between Bluebottle Investments Inc. (**BII**) and VMGL dated 16 June 2004 under which BII agreed to sell 3,750 ordinary D shares of £0.01 each in the capital of VMTL to VMGL. The shares were sold for £3,237,000 which was left outstanding on inter-company account, payable on the demand by BII and interest-free for a period of 60 days, after which interest is to accrue at a rate of 1.3 per cent. per annum above one-month LIBOR, accruing from day to day and payable monthly. We anticipate that the outstanding purchase price will be settled from drawings from the New Credit Facility.

(k) A sale and purchase deed between Thomas Alexander and the Company dated 20 July 2004 under which Thomas Alexander agreed to sell 10,000 E shares of £0.02 each in the capital of VMTL to the Company. The consideration for the shares sold was £1,961,561 together with the issue and allotment of 2,541,942 ordinary shares of £0.10 each in the capital of the Company. Thomas Alexander subsequently sold 50 per cent. of these ordinary shares to BIUK for £2,541,942 on 20 July 2004.

(l) A sale and purchase deed between Jonathan Steel and the Company dated 20 July 2004 under which Jonathan Steel agreed to sell 2,500 E shares of £0.02 each in the capital of VMTL to the Company. The consideration for the shares sold was £490,390 together with the issue and allotment of 635,486 ordinary shares of £0.10 each in the capital of the Company. Jonathan Steel subsequently sold 50 per cent. of these ordinary shares to BIUK for £635,486 on 20 July 2004.

(m) A sale and purchase deed between James Kydd and the Company dated 20 July 2004 under which James Kydd agreed to sell 1,000 E shares of £0.02 each in the capital of VMTL to the Company. The consideration for the shares sold was £196,156 together with the issue and allotment of 254,194 ordinary shares of £0.10 each in the capital of the Company. James Kydd subsequently sold 50 per cent. of these ordinary shares to BIUK for £254,194 on 20 July 2004.

(n) A sale and purchase deed between the holder (the **Warrant Holder**) of Bearer Share Warrant No. 1 in respect of 5,000 D ordinary shares of £0.01 each in the capital of VMTL (the **Bearer Warrant**) and the Company dated 20 July 2004 under which the Warrant Holder agreed to deliver the Bearer Warrant to the Company in consideration for £980,780 and the issue and allotment of 1,270,971 ordinary shares of £0.10 each in the capital of the Company. The Warrant Holder subsequently sold 500,000 of these ordinary shares to BIUK for £1,000,000 on 20 July 2004.

(o) A sale and purchase deed between VMGL and the Company dated 20 July 2004 under which the Company agreed to sell 960,000 non-voting preferred B shares of £0.01 each, 690,110 zero dividend voting C shares of £0.01 each, 13,500 ordinary E shares of £0.02 each, 300 cumulative redeemable preference shares of £0.01 each in the capital of VMTL and the Bearer Warrant to VMGL. The consideration for the sale of these shares and the Bearer Warrant was the issue and allotment by VMGL to the Company of three ordinary shares of £1.00 each in the capital of VMGL.

19. SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN UK GAAP AND US GAAP

The consolidated financial information of the Company and its subsidiaries is presented in accordance with generally accepted accounting principles in the United Kingdom (**UK GAAP**), which differ in certain significant respects from generally accepted accounting principles in the United States of America (**US GAAP**). The Company has not prepared financial statements in accordance with US GAAP or prepared a reconciliation of its financial statements to US GAAP and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between financial statements of the Company prepared under US GAAP and under UK GAAP. In addition, the Company cannot estimate the net effect that applying

US GAAP would have on its results of operations or financial position, or any component thereof, in any of the presentations of financial information in this document. However, the effect of such differences may be material and, in particular, it may be that the total shareholders' equity and net income prepared on the basis of US GAAP would be materially different due to these differences. The following summary does not include all differences that exist between UK GAAP and US GAAP.

The following paragraphs summarise certain significant differences between UK GAAP and US GAAP as of 31 March 2004 and not differences that may have existed throughout the period covered by the financial statements. The organisations that promulgate UK GAAP and US GAAP have ongoing projects that could have a significant impact on future comparisons such as this. This description is not intended to provide a comprehensive listing of all such differences specifically related to the Group or the industries in which it operates. US GAAP is generally more restrictive and comprehensive than UK GAAP regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto.

Furthermore, certain UK Standards, in particular UITF Abstract 38 "Accounting for ESOP trusts", FRS 20 "Share-based Payment" and FRS 21 "Events after the balance sheet date" that have been issued but which are not mandatory for the year/period ended 31 March 2004 could result in further significant differences between US GAAP and UK GAAP.

Business combinations—accounting method

UK GAAP requires the use of merger accounting for a business combination if certain specified criteria are met.

Under US GAAP, merger accounting is prohibited.

Business combinations—determination of cost of acquisition

UK GAAP requires that where the amount of purchase consideration is contingent on one or more future events, the cost of acquisition should include a reasonable estimate of the fair value of amounts expected to be payable in the future.

Under US GAAP contingent purchase consideration is usually only included in the measurement of purchase price, and hence goodwill, when the contingency is resolved and consideration becomes payable.

Under UK GAAP, the fair value of shares issued for consideration in a business combination is generally determined as their market value as at the date of the acquisition.

Under US GAAP, the fair value of publicly traded shares issued for consideration in a business combination is generally determined based on the fair market value for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

Business combinations—determination of fair values

Under UK GAAP, where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair values is made and any adjustments required to those provisional fair values, and the corresponding adjustments to purchased goodwill, are incorporated in the financial statements for the first full financial year following the acquisition.

Under US GAAP, adjustments are likewise permitted subsequent to consummation of the acquisition, but the "allocation period" should usually not exceed one year from the consummation of a business combination.

Business combinations—negative goodwill

Under UK GAAP, negative goodwill is included in the balance sheet and is credited to the profit and loss account in the periods in which the acquired non-monetary assets are recovered through depreciation or sale. Negative goodwill in excess of the fair value of the non-monetary assets acquired is credited to the profit and loss account through amortisation over the periods expected to benefit.

Under US GAAP, for business combinations initiated after 30 June 2001, where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity, that excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other post-retirement benefit plans, and (e) any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognised as an extraordinary gain. Any unamortised negative goodwill relating to earlier business combinations was required to be written off and recognised as the cumulative effect of a change in accounting principle on adoption of SFAS 142, "Goodwill and other intangible assets".

Business combinations—amortisation of goodwill

Under UK GAAP, positive purchased goodwill should be capitalised as an asset. If it is regarded as having a limited useful life it should then be amortised over that useful life which is generally presumed not to exceed 20 years. If goodwill is regarded as having an indefinite useful life it should not be amortised. Goodwill that is not amortised or amortised over a useful life exceeding 20 years should be tested for impairment at the end of each reporting period and, if necessary, written down.

Under US GAAP, for fiscal years beginning after 31 December 2001, positive goodwill is no longer amortised but instead must be tested for impairment annually.

There are significant differences in the methodology prescribed by UK and US GAAP for carrying out the appropriate impairment tests.

Business combinations—recognition of intangible assets other than goodwill

UK GAAP requires that intangible assets be separately recognised in a business combination only if they can be disposed of separately without disposing of the business of the entity and if their value can be measured reliably on initial measurement.

Under US GAAP, intangible assets in a business combination should be recognised if (i) they arise from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

Revenue recognition

Under UK GAAP, turnover represents the net invoice value of handset sales and airtime services provided after deducting sales taxes, duties, and trade discounts and is recognised by the Company on the following bases:

- Handsets and other equipment revenue is recognised when all significant risks and rewards of ownership of the asset sold are transferred and is based on the amounts received at the date of the sale.
- Airtime turnover derived from customers is recognised based on the usage of the network in the period.
- Prepaid airtime sales are deferred until the customer has used the stored value.

US GAAP has a number of specific pronouncements relating to aspects of revenue recognition in general.

The SEC Staff has issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (**SAB 101**) as amended by SAB 104. Under SAB 101 revenue is recognised when the following four criteria are all met:

(i) persuasive evidence of an arrangement exists,

(ii) delivery has occurred or services have been rendered,

(iii) the sales price to the buyer is fixed or determinable, and

(iv) collectibility is reasonably assured.

In addition, EITF 00-21 "Revenue Arrangements with Multiple Deliverables" is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. A multiple deliverables arrangement generally involves the delivery or performance of multiple products and/or services at different points in time or over different periods of time, for example a contract that includes the delivery of a handset and the provision of airtime over a period. The principles that should be applied are as follows:

(a) In revenue arrangements with multiple deliverables, the delivered elements should be considered separate units of accounting if (i) the delivered items have value to the customer on a stand-alone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered items and (iii) the arrangement includes a general right of return relative to the undelivered item and delivery or performance of the undelivered items is considered probable and substantially in control of the vendor.

(b) Arrangement consideration should be allocated among the separate units of accounting as follows. If there is objective and reliable evidence of fair value for all units of accounting, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair value. Where there is objective and reliable evidence of the fair value of undelivered items in an arrangement but no such evidence for the delivered items, the residual method should instead be used under which the amount of arrangement consideration allocated to the delivered items equals the total arrangement consideration less the fair value of the undelivered elements. However, the amount allocable to a delivered item is limited to the amount that is not contingent upon delivery of additional items or meeting other specified performance conditions.

(c) Applicable revenue recognition criteria should be considered separately for separate units of accounting.

Subscriber acquisition costs

Under UK GAAP, there is no authoritative literature relating specifically to subscriber acquisition costs. The Company has determined that subscriber acquisition costs, which include the commission costs associated with acquiring new customers and other incremental costs of customer acquisition, should be expensed in the profit and loss account as incurred.

Under US GAAP, contract acquisition and origination costs may be accounted for in a variety of ways. They may be expensed as incurred. Alternatively, incremental direct contract acquisition costs may be deferred using the guidance in either SFAS 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" or FASB TB 90-1 "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts". If eligible costs are deferred, they may be deferred only up to the amount that is realisable (either up to the amount of deferred revenue or up to the amount of revenue which is contractually committed under the contract which management intends to enforce). Costs deferred up to the amount of any related deferred revenue should be amortised over the same period and in the same manner as the

deferred revenue. Costs capitalised in excess of any deferred revenue should be amortised over the contract term.

MSC

MSC comprised a monthly amount, based on the number of customers, which was payable to us by T-Mobile under our previous telecommunications supply agreement.

Under UK GAAP there is no authoritative literature regarding the recognition, measurement and presentation of incentives from vendors (marketing support contributions). The Company chose to recognise these as revenue.

Under US GAAP, revenue represents inflows or other enhancements of assets or settlements of its liabilities (or both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations. Under EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer" and EITF 02-16 "Accounting by a Customer (including a Re-seller) for Certain Consideration Received from a Vendor", cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should be characterised as a reduction in cost of sales in the customer's income statement. That presumption is overcome when the consideration is either a payment for assets and services delivered to the vendor, in which case the cash consideration should be recognised in the customer's income statement as revenue, or reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterised as a reduction of that cost when recognised in the customer's income statement.

Deferred taxes

Under UK GAAP deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, with the following exceptions:

(a) Where fixed assets have been revalued, provision is made for deferred tax only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

(b) Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivables.

(c) Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The concept of "more likely than not" is not explicitly defined and therefore subject to interpretation.

Under US GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognised together with deferred tax assets relating to tax loss carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially "permanent". Deferred tax assets are reduced by a valuation allowance if it is more likely than not (a likelihood of more than 50 per cent.) that some portion or all of the deferred tax assets will not be realised. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realised.

Under UK GAAP, deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date. Under US GAAP, deferred tax is based on rates that have been enacted.

Under UK GAAP, it is permitted to recognise deferred tax on a discounted basis but the Company elects to recognise deferred tax balances on an undiscounted basis. US GAAP does not permit discounting for deferred tax balances.

Foreign currency

Under UK GAAP, transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

Under US GAAP, transactions in foreign currencies are translated at the exchange rate in effect at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date.

US GAAP requires the profit and loss account of a foreign subsidiary to be translated at the average rate of exchange for the period. UK GAAP allows the closing rate to be used.

Derivative instruments

Under UK GAAP, there is no authoritative literature regarding the recognition and measurement of derivative instruments other than in the financial sector.

The Company applies hedge accounting as follows:

(a) For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

(b) For a forward contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currencies or similar currencies as the hedged item and must also reduce the risk of foreign exchange movements on the Company's operations. Gains and losses arising on these contracts are only recognised in the profit and loss account when the hedged transaction itself has been reflected in the Company's accounts.

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss is recognised at that time.

US GAAP requires that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognised currently in earnings, unless specific hedge accounting criteria are met.

Under US GAAP, hedge accounting is permitted only for certain hedging instruments and hedged items, only if the hedging relationship is highly effective and only prospectively from the date a hedging relationship is documented formally.

The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

- For a derivative designated as hedging the exposure to changes in the fair value of a recognised asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss is recognised in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

- For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.
- For a derivative designated as hedging the foreign currency exposure of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment. The accounting for a fair value hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of an unrecognised firm commitment or an available-for-sale security. Similarly, the accounting for a cash flow hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of a foreign-currency-denominated forecasted transaction.

Revaluations of fixed assets

Under UK GAAP, revaluation of fixed assets to fair value is permitted in accordance with specified criteria.

US GAAP does not permit the upward revaluation of fixed assets.

Impairment of long-lived assets

UK GAAP requires that a review of the possible impairment of long-lived assets be performed when events or changes in circumstances indicate possible impairment. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount which is the higher of net realisable value and value in use. The latter is determined using the sum of the expected future discounted cash flows. Cash flows relating to central assets and functions are required to be allocated to the cash flows of other asset groups on a logical and systematic basis. If the carrying amount of the asset exceeds the recoverable amount, an impairment loss exists and a write-down is recognised to record the long-lived asset at its recoverable amount. Impairment losses may be written back in certain circumstances if it is determined subsequently that the asset is not impaired.

Under US GAAP, a review of the possible impairment of long-lived assets held for use is required when events or changes in circumstances indicate possible impairment. The sum of expected future cash flows, undiscounted and without interest charges, related to the fixed asset being measured, is compared to the carrying amount of the respective assets. Estimates of future cash flows used to test the recoverability of a long-lived asset group should include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of that asset group. If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down is necessary. The impairment charge is measured as the excess of carrying value over fair value. Fair value is measured using discounted cash flows. Impairment losses cannot be written back.

Lease classification

Under UK GAAP, a lease is classified as a finance lease if the risks and rewards of ownership lie with the lessee. There is a rebuttable presumption that if the present value of the minimum lease payments discounted at the interest rate implicit in the lease is greater than 90 per cent. of the fair value of the asset at the inception of the lease, then the risks and rewards of ownership have passed to the lessee.

Under US GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as capital by the lessee:

(a) The lease transfers ownership of the leased assets to the lessee at the end of the lease term.

(b) The lease contains a bargain purchase option.

(c) The lease term is greater than or equal to 75 per cent. of the economic useful life of the leased asset.

(d) The present value of the minimum lease payments is greater than or equal to 90 per cent. of the fair value of the leased asset.

Debt

Under UK GAAP, debt is initially stated at the amount of the net proceeds after deduction of issue costs.

Under US GAAP, debt should be recorded as a liability initially equal to the proceeds received (i.e., face amount plus or minus any premium or discount).

Under US GAAP, debt issuance costs should be recorded as a deferred cost asset, and amortised over the period of the loan using the effective interest rate method.

Non-equity shares

Under UK GAAP, all financial instruments that are in the legal form of shares should be classified as equity. However, if a share possesses any of the following characteristics it is classified as a non-equity share within shareholders' equity: (i) any of the rights to receive payments are for a limited amount that is not calculated by reference to assets or profits or dividends on any class of equity share, (ii) any of the rights to participate in a surplus on a winding up are limited to a specific amount that is not calculated by reference to the company's assets or profits, or (iii) the shares are redeemable according to their terms or a party other than the issuer can require redemption.

Under US GAAP, SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" an issuer should classify a financial instrument that is mandatorily redeemable (as well as certain other financial instruments within its scope) as a liability because that financial instrument embodies an obligation of the issuer.

For securities not within the scope of SFAS 150, the SEC's rules require securities that are redeemable and the redemption features are not solely within the control of the issuer to be classified outside of permanent equity in filings with the SEC. Presentation within shareholders' equity would not be acceptable in such filings. EITF Topic D-98 further addresses the classification and measurement of such redeemable securities. It notes that where redemption is at the election of the board of directors, the SEC staff believes that where the redeemable security holders control a majority of the board of directors the security is redeemable at the option of the holder and classification outside of equity is required.

Under UK GAAP, dividends and finance costs in respect of non-equity shares are reflected as an appropriation of earnings after the calculation of profit/loss for the financial year.

Under US GAAP, the relevant costs should be deducted in arriving at earnings available for common stockholders in determining earnings per share or to the extent that the non-equity shares are classified as a liability in accordance with SFAS 150, the related charges should be presented as interest cost in the income statement.

Treasury shares

An enterprise may hold its own equity instruments. These are referred to as treasury shares.

Under UK GAAP, the treatment of treasury shares is addressed by UITF abstract 37. Abstract 37 requires treasury shares, except for treasury shares held by an ESOP trust, to be deducted in arriving at shareholders' funds. Treasury shares held by an ESOP trust should be reflected as an asset of the company.

Under US GAAP, all treasury shares, including treasury shares held by an ESOP trust, should be deducted in arriving at shareholders' funds.

Employee stock compensation

Under UK GAAP, the estimated cost of employee share awards is charged to the profit and loss account over the relevant performance period. The estimated cost of awards is the market value of shares awarded or the intrinsic value of the awards (being the difference between the exercise price of the award and the market price at the date of grant) adjusted to reflect any applicable performance conditions.

Under US GAAP, companies may elect to follow the accounting prescribed by either Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) or SFAS No. 123, "Accounting for Stock Based Compensation" (SFAS 123). Under US GAAP, compensation is recorded for the cost of providing the warrants and options to the employee over the relevant service period. The costs can be determined based on either the intrinsic value method (APB 25) or the fair value method (SFAS 123). Under the intrinsic value method, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee (exercise price). Under the intrinsic method, the measurement date is the first date on which the employee knows the number of shares that such employee is entitled to receive and the exercise price. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events which occur after the grant date. Under the fair value method, the cost associated with the warrants and options is based on the fair value at the date of grant. Cost is estimated using an option-pricing model. If an entity chooses to follow the intrinsic value method, it must make pro-forma disclosures of net income and earnings per share as if the fair value method had been applied.

Restructuring costs

Under UK GAAP, a provision is required to be recognised when an entity has a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Under US GAAP, SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146) is effective for exit or disposal activities initiated after 31 December 2002. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. It also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Under SFAS 146, fair value is the objective for initial measurement of the liability. In respect of other exit costs, liabilities are recognised when they are incurred, which is normally when the goods or services associated with the activity are received.

Investments in securities

Under UK GAAP, fixed asset investments are shown at cost less provision for impairment. Current asset investments are stated at the lower of cost and net realisable value.

Under US GAAP, securities within the scope of SFAS No. 115 "Accounting for certain investments in debt and equity securities" are classified as trading, available for sale, and held to maturity. Held to maturity securities are stated at cost and adjusted for any amortisation of premium or discount. Cost is reduced for any impairment in value other than temporary impairment.

Dividends

Under UK GAAP, dividends are recognised when proposed.

Under US GAAP, dividends are charged to shareholders' equity when declared.

Cash flows

There are differences in the categorisation of cash flows between UK and US GAAP:

(a) Under UK GAAP the cash flow statement is based on changes in cash, which represents cash in hand and deposits repayable on demand less overdrafts repayable on demand; and

(b) Under US GAAP, the cash flow statement is based on changes in cash and cash equivalents, which are short-term highly liquid investments. Changes in overdrafts are excluded as these represent financing flows.

20. SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN UK GAAP AND IAS

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with UK GAAP, which differs in certain significant respects from generally accepted accounting principles under International Accounting Standards (**IAS**). The Company has not prepared financial statements in accordance with IAS or prepared a reconciliation of its financial statements to IAS and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the matters creating the major differences between financial statements of the Company prepared under IAS and under UK GAAP. To date the Company has, however, carried out a workshop to identify the expected principal differences between the current accounting policies and those to be adopted under International Financial Reporting Standards (**IFRS**). Based on the currently published IAS, management believes that the two largest changes to the Company's reporting will result from the change in classification between equity and liabilities of the Company's share capital under IAS 32 and the fair value treatment of interest rate swaps under IAS 39.

In addition, the Company cannot estimate the effect that applying IAS would have on its results of operations or financial position, or any component thereof, in any of the presentations of financial information in the Listing Particulars. However, the effect of such differences may be material, and in particular, it may be that the total shareholders' equity and net income prepared on the basis of IAS would be materially different due to these differences. The following summary does not include all differences that exist between UK GAAP and IAS.

The following paragraphs summarise certain significant differences between UK GAAP and IAS as of 31 March 2004 (and not differences that may have existed throughout the period covered by the Accountants' Reports). This description is not intended to provide a comprehensive listing of all such differences specifically related to the Company or the industries in which it operates. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto. It should also be noted that amendments may be made in the future to both current UK and IAS/IFRS standards.

20.1 IAS convergence

On 7 June 2002, the EU Council of Ministers approved the Regulation requiring that all EU listed companies must follow standards issued by the International Accounting Standards Board (**IASB**) in their consolidated financial statements starting for accounting periods beginning on or after 1 January 2005.

All EU listed companies and their subsidiaries will be affected. Those companies aspiring to list will also need to report following IAS rather than UK standards. Member states will also have an option to mandate or allow IAS for unlisted companies, and the UK government has announced that it intends to give companies the option.

In addition to the option granted by the UK Department of Trade and Industry (**DTI**), the Accounting Standards Board (**ASB**) in the United Kingdom has been working on a phased programme to ensure greater convergence between IAS and UK GAAP. Whilst plans for convergence have been delayed in the light of the evolution in the development of IAS/IFRS, the ASB has made recent announcements in three areas:

- FRS 20 *Share-based Payment* was issued in April 2004. FRS 20 embodies IFRS 2 *Share-based Payment* and some amendments to that standard adopted for entities subject to UK accounting standards;
- FRED 30 *Second Supplement "Financial Instruments: Extension of Scope"* published in April 2004, proposes that the IASB's two standards on financial instruments should apply more widely than was proposed in FRED 30 (issued in June 2002) (see below); and
- FRS 21 *Events after the Balance Sheet Date* was issued in May 2004, which reflects the requirements of IAS 10.

The ASB's aim is to introduce IAS as soon as is practically possible and, where deemed to be crucial for a comprehensive framework of accounting, to incorporate IAS into UK GAAP such that it is mandatory in the United Kingdom (and not solely applied if a UK company opts to use IAS/IFRS as proposed by the DTI draft statutory instrument).

The summary provided herein should therefore be considered within the context of an overall programme of convergence and amendment to existing UK and international accounting standards.

20.2 Principal GAAP differences

Business combinations—accounting method
UK GAAP requires the use of merger accounting for a business combination if certain specified criteria are met. All other business combinations are required to be accounted for using the purchase method of accounting.

The IASB has released IFRS 3, Business Combinations, which introduces some radical changes to the field of business combinations. These include the elimination of merger accounting, separate recognition of more intangible assets acquired in business combinations (separate from goodwill), recognition of contingent liabilities in a business combination and changes to amortisation of goodwill (discussed below). For example, the acquirer would recognise as an asset, separately from goodwill, an in-process R&D project of the acquiree meeting the definition of an intangible asset, if its fair value can be determined reliably. The new standard requires all business combinations, effective from 31 March 2004 to be accounted for using the purchase method.

Amortisation of goodwill
There is currently a presumption under FRS 10 that the useful life of purchased goodwill and intangible assets will be less than 20 years. Otherwise, the useful life must be supported and goodwill tested for impairment annually.

IAS 38 introduces the concept of indefinite life intangibles, with subsequent measurement using only an impairment model (see below). Under IFRS, goodwill is deemed to have an indefinite life and is not amortised but instead is subject to a mandatory annual impairment test. The impairment model to be adopted is similar to the FRS 11 impairment model. Reversals of goodwill impairments will not be permitted.

Joint ventures
IAS and UK GAAP use similar concepts of joint control. However while IAS permits the use of proportional consolidation, UK GAAP prohibits its use in favour of equity accounting with enhanced disclosure on a gross basis.

IAS describes three classes of joint arrangement:

(a) jointly-controlled operations;

(b) jointly-controlled assets; and

(c) jointly-controlled entity.

The first two would align with the UK's joint arrangement that is not a new entity (**JANE**), while the third would probably align with the UK's joint venture. However, it is possible that a UK JANE could be structured as a legal entity.

Jointly-controlled operations: both IAS and UK GAAP require the investor to account for specific assets, liabilities, income and expenses.

Jointly-controlled assets: both IAS and UK GAAP require the investor to account for its appropriate share of the assets and any related liabilities, income and expenses.

Jointly-controlled entities (Joint ventures): IAS benchmark treatment is proportionate consolidation (share of each asset, liability, income and expense with consolidated line items). The allowed alternative is the equity method. A review of IAS 31 is expected over the next few years, and it is thought that the use of the proportionate consolidation method will be eliminated.

Revenue recognition
UK GAAP guidance on revenue recognition is contained in FRS 5 and was issued on 13 November 2003. Under UK law, turnover represents amounts receivable for goods and services in the normal course of business, net of trade discounts and sales-related taxes.

Under IAS 18 revenue is recognised as the fair value of the consideration receivable in an exchange of items dissimilar in nature and value. Revenue is recognised when the following criteria are met:

(a) the seller has transferred to the buyer the significant risks and rewards of ownership;

(b) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(c) the amount of revenue can be measured reliably;

(d) it is probable that the economic benefits associated with the transaction will flow to the seller; and

(e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

IAS 18 also states that the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

Government grants
Under IAS, government grants should not be recognised until there is reasonable assurance that the enterprise will comply with the conditions attaching and that the grants will be received. Under UK GAAP, the conditions attaching to the receipt of the grant must have been complied with before it can be recognised in the profit and loss account.

Under IAS, grants relating to assets may be presented as deferred income or by deducting the grant from the asset value. However, the latter is effectively prohibited by the Companies Act 1985 for UK statutory accounts.

The IASB is looking at government grants as one of the topics as part of its US GAAP convergence project. It is anticipated that this standard will be changed in the near future.

Intangible assets
Under IAS 38 an intangible asset should be recognised initially, at cost, in the financial statements if, and only if, the asset meets the definition of an intangible asset. An intangible asset must be an identifiable asset, i.e. it is separable, or arises from contractual or other rights (regardless of whether these are separable), controlled by the entity, it must be probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset must be measurable. Separability means capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability.

The basic principles set out for initial recognition, amortisation and impairment of intangible assets that are similar in nature to goodwill are therefore closely aligned with those set out for goodwill. This is similar to the position under UK GAAP.

IFRS 3 supersedes IAS 22, with further guidance on identification of intangibles in a business combination clarifying that the probability criteria will always be met for separately acquired intangible assets and that, in a business combination, the probability criteria will also always be satisfied. The result is that in a business combination more intangibles should be identified than were previously.

IAS 38 also includes certain additional recognition criteria for internally generated intangible assets. It follows from these criteria that all expenditure on research, startup costs, training costs and advertising costs should be recognised as an expense. IAS 38 also specifically prohibits the recognition as assets of the following internally generated items—goodwill, brands, customer lists and items similar in substance. However, under the IFRS 3 requirements discussed above, some of these intangibles will be separately recognised in a business combination.

UK GAAP allows for development expenditure to be expensed or capitalised under conditions, whereas IAS 38 requires development expenditure to be capitalised if the conditions are met.

After initial recognition in the financial statements, an intangible asset should be measured at historical cost less any amortisation and impairment losses. An alternative permitted treatment is to measure the intangible asset at its revalued amount (based on fair value) less any subsequent amortisation and impairment losses. Such revaluations are permitted only if fair value can be determined by reference to an active market, which is expected to be rare.

Under UK GAAP, intangible assets should be amortised over the best estimate of their useful life, the rebuttable presumption being that the useful life of an intangible asset will not exceed 20 years from the date when the asset is available for use.

IFRS removes the 20-year presumption and allows for assets with indefinite life. For assets identified as having indefinite life, these must be assessed annually for impairment. Assets with a definite life will still be amortised over their useful lives and must be impaired where there is indication of impairment.

IFRS 3 requires all goodwill to be accounted for as an indefinite life intangible—i.e. impairment to be tested annually.

Fixed assets
IAS is broadly similar to UK GAAP, although there are significant differences, particularly in relation to revalued assets.

The basis for measurement on initial recognition is similar under IAS to UK GAAP, although there are some detailed differences in the guidance. Whilst both IAS and UK GAAP require components of an asset to be separately depreciated if they have different useful lives, it is arguable that IAS 16 requires component depreciation to be used more widely than has been the case under FRS 15.

FRS 15 requires residual values to be based on the prices prevailing at the date of acquisition or revaluation. IAS 16 requires residual values to be assessed based on prices prevailing at the balance sheet date. This will tend to reduce depreciation charges and may mean that in some cases no depreciation charge is required under IAS when it would be required under UK GAAP.

FRS 15 does not deal with exchanges of assets, whereas IAS 16 requires such transactions to be recorded at fair value unless they lack commercial substance.

Under UK GAAP, revaluation of fixed assets to fair value is permitted in accordance with specified criteria. This is also permitted under IAS, under certain conditions. IAS 16 is less prescriptive than FRS 15 when assets are revalued in terms of the basis of calculation and frequency of valuations. IAS 16 states that revaluations should be made with sufficient regularity to ensure that the carrying value does not differ materially from fair value at the balance sheet date.

Revaluations of investment properties under UK GAAP are recognised in the Statement of Total Recognised Gains and Losses, whereas IAS 40 requires the fair value adjustments in relation to investment properties to be recorded in the income statement.

Securitised assets
UK GAAP allows three separate treatments for certain securitised assets: full recognition (on the face of the balance sheet), derecognition (not recognised) and linked presentation (the finance is shown deducted from the gross amount of the item it finances on the face of the balance sheet).

Currently neither IAS nor the "Framework for the preparation and presentation of financial statements" envisage the use of a linked presentation. The IAS rules on the consolidation of Special Purpose Vehicles (SIC 12) are also more detailed than the FRS 5 provisions. It should not be presumed that derecognition of an SPV under UK GAAP will mean derecognition under IAS or vice versa.

Provisions
Because FRS 12 was developed jointly with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", most of the requirements of the IAS are included in the FRS and there are no differences of substance between them. In addition to these common requirements the FRS deals with the circumstances under which a contingent asset should be recognised and gives more guidance than the IAS on the discount rate to be used in the present value calculation.

Leases
IAS and UK GAAP will generally provide the same classification of leases. IAS 17 does not however contain any rebuttable presumption equivalent to the SSAP 21 90 per cent. test. Instead it focuses on whether, in substance, substantially all the risks and rewards of ownership have been transferred.

UK practice has been to classify most leases of land and buildings as operating leases. Under IAS, an entity would be required to test the lease under the standard, and could potentially have a different classification, particularly as land and building elements must be considered separately. Leases of land will be considered as operating leases unless title passes at the end of the lease term. Leases of buildings will be evaluated in the same manner as any other lease.

Deferred tax
Under UK GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, with the following exceptions:

(a) where fixed assets have been revalued, provision is made for deferred tax only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will

be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

(b) provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivables; and

(c) deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

IAS 12 requires primarily a balance sheet liability method, that is, deferred tax is provided on the temporary differences between the accounting book value and the tax base of balance sheet assets and liabilities. However, there are exemptions for non-deductible goodwill, and initial recognition of an asset or liability in a non-business combination transaction which at the time of purchase does not affect accounting or taxable profit (for example, purchase of a non-deductible fixed asset or receipt of a non-taxable capital grant).

Under UK GAAP, it is permitted to recognise deferred tax on a discounted basis. IAS does not permit discounting for deferred tax balances.

In practice, the main differences between UK GAAP and IAS will arise from the following:

(a) revaluation differences where there is no obligation to sell at the balance sheet date, or where tax will be deferred through "roll-over";

(b) fair value adjustments not recognised under FRS 7 and 19; and

(c) undistributed profits retained in subsidiaries, associates and joint ventures which the investor cannot control. The "control' exemption may be removed as part of IAS/US convergence.

Foreign currency
Under both UK GAAP and IAS, transactions in foreign currency are recorded initially at the rate of exchange at the date of the transaction and at subsequent balance sheet dates monetary balances are retranslated using the closing rate, while non-monetary items carried at historical cost are not retranslated; and non-monetary items carried at fair value denominated in foreign currency are reported at the rate on the date of valuation. Under UK GAAP, where the transaction is at contract rate, that rate should be used, and where the transaction is covered by a forward contract, that rate may be used. Under IFRS, using the forward rate specified in the contract is not permitted, and an entity would need to apply the hedging rules in IAS 39 to achieve offset in profit or loss for its economic hedges (see below).

Revisions to IAS 21 "The Effects of Changes in Foreign Exchange Rates" require that an entity's functional currency should be the currency of the primary economic environment in which it operates. The revised standard may permit a reporting entity to present its financial statements in any currency, being a convenience translation from the functional currency of the entity. The standard requires the balance sheet to be translated at the closing rate, and the profit and loss at exchange rates at dates of transactions (or effectively an average rate for the period that approximates the exchange rates at the dates of the transactions).

Retirement benefits
Under UK GAAP, there are two methods of accounting by an employer for defined benefit pension arrangements; SSAP 24 "Accounting for pension costs" and FRS 17 "Retirement benefits".

The adoption of the recognition and measurement provisions of FRS 17 is not yet mandatory in the United Kingdom and a company may therefore apply the provisions of SSAP 24 in its accounts, but provides the disclosures required by the transitional provisions of FRS 17.

Under SSAP 24 pre-payments or accruals relating to defined benefit plans are recorded on the balance sheet, based on actuarial valuations that recognise the effect of expected future increases in earnings, including merit increases, up to the assumed retirement date or earlier date of withdrawal or death in service, so that full provision may be made over the employees' service lives for the expected costs of their pensions.

The fair value of the pension scheme asset or liability is not recorded on the balance sheet under SSAP 24, whereas IAS 19 requires the fair value to be recorded on the balance sheet on adoption.

IAS 19 and UK GAAP (post-FRS 17) adopt a similar approach to the initial recognition of a pension liability or asset in the balance sheet, but differences arise over the way in which gains and losses are recognised and therefore in the balance sheet values recorded after initial recognition. The main area of difference is in the treatment of actuarial gains and losses.

Under UK GAAP, actuarial gains and losses are recognised immediately in the Statement of Total Recognised Gains and Losses. Under IAS, an entity may choose to recognise only actuarial gains and losses falling outside the "corridor' (10 per cent. of the higher of the pension liability or plan assets) are recorded in the income statement but may be spread as set out below. Within the income statement, IAS does not specify which line items the components of the pension charge will be reflected in. UK GAAP specifies the interest line for interest on the liability and expected return on plan assets.

Under IAS, actuarial gains and losses which exceed the corridor may be deferred in the balance sheet. Actuarial gains and losses falling outside the corridor may be spread in the income statement over the average remaining working lives of employees, although faster recognition is permitted.

IAS 19 also mandates the same treatment as above for other long-term post retirement benefits, with minor changes including prohibition of the use of the corridor. These include obligations on post retirement medical benefits.

The IASB has issued an Exposure Draft in May 2004 of proposed amendments to IAS 19 which would introduce an option for an entity to recognise actuarial gains and losses in full as they arise, outside profit or loss, in a statement of changes in equity titled the "statement of recognised income and expense". This proposal is similar to the requirements of FRS 17, however the statement of changes in equity is not the same as the UK Statement of Total Recognised Gains and Losses. Normally, gains and losses taken to a separate component of equity under IAS are recycled to the income statement when the asset or liability they relate to is derecognised or extinguished. The Exposure Draft proposes, however, that actuarial gains and losses recognised in full outside profit or loss in the statement of recognised income and expense will not be recycled into profit or loss.

Share-based payments

The IASB has issued IFRS 2, *Share-based Payments which includes the introduction of a standard requiring the recognition of all share-based payment transactions. These will be initially measured at fair value on grant date. The proposed treatment will result in a much larger earnings charge, i.e. the charge (over the vesting period) is fair value as determined on grant date and trued up depending on the number of share-based payments that vest, not the intrinsic value of the shares as under UK GAAP.*

UK GAAP however will come into line with IAS for periods ending after 1 January 2005, following the issue in April 2004 of FRS 20 *Share-based Payment*. FRS 20 embodies IFRS 2 *Share-based Payment* and some amendments to that standard adopted for entities subject to UK accounting standards.

Financial instruments

There is no authoritative UK GAAP standard regarding the recognition and measurement of derivative instruments other than in the financial sector. The IAS guidance, in contrast, applies to all entities and is not specific to the financial sector.

The ASB's Discussion Paper "A Strategy for Convergence with IFRS" sets out the aim that all UK entities (whether listed or unlisted) should be brought within the scope of IAS 32 and 39 on financial instruments as soon as is practicable.

In December 2003, the IASB published the revised IAS 32 and IAS 39 on accounting for financial instruments. The revisions to IAS 32 and 39 (after an exposure draft of extensive proposed changes) removed inconsistencies in the existing standards, and provided additional guidance on their application.

IAS 32 and 39 apply to all financial instruments. These are defined as contracts that result in a financial asset of one enterprise and a financial liability or equity instrument of another enterprise, including derivatives. Some contracts that are not themselves financial instruments may nonetheless have financial instruments embedded in them.

Certain exceptions to IAS 32 and 39 exist for investments in subsidiaries, associates and joint ventures, leases, and employee benefit plans, contracts issued by insurers that meet the definition of an insurance contract in IFRS 4 on Insurance Contracts, financial guarantee contracts that fall within the scope of IFRS 4, contingent consideration, and weather derivatives that fall within the scope of IFRS 4.

Initial recognition
Historically, under UK GAAP, derivatives have not been recognised on company balance sheets because, at the time the derivative contract was entered into, there was no amount of cash or other assets paid.

IAS 39 requires that all financial assets and all financial liabilities be recognised on the balance sheet, including all derivatives. Purchases and sales of each broad category of financial assets are accounted for consistently using either trade date or settlement date accounting. Financial assets and financial liabilities are measured initially at cost, which is the fair value of whatever was paid or received to acquire the financial asset or liability. Embedded derivatives are required to be separated from the host contract and recognised separately at fair value. The only exceptions to this treatment are where the entire contract is fair valued through earnings, or the separate instrument does not meet the definition of a derivative, or the embedded derivative is closely connected to the host contract.

IAS also prescribes different presentation and disclosure for certain instruments than that which would be required under UK GAAP. For example, under IAS there is a greater treatment of preference shares as liabilities in certain circumstances. Compound financial instruments are also required to be split into their equity and liability components.

Subsequent measurement
Under IAS 39, all recognised financial assets fall into one of four categories:

(a) Loans and receivables: these are loans and receivables that meet the loans and receivables definition (fixed or determinable payments and a fixed maturity), are not designated as available for sale or held-to-maturity financial assets and are not held for trading. They are measured at amortised cost, less reductions for impairment or uncollectibility.

(b) Held-to-maturity investments: these are other investments, with fixed or determinable payments and a fixed maturity, such as debt securities and mandatorily redeemable preferred shares, that an enterprise intends and is able to hold to maturity.

(c) Financial assets at fair value through profit or loss; this category effectively has two subcategories, financial assets that must be held for trading (as they are actively traded, i.e. acquired and held for the purpose of generating a profit from short-term fluctuations in price) and financial assets designated as ones to be measured at fair value through profit or loss. Derivative assets are always deemed held for trading and measured at fair value with fair value gains and losses recognised in profit or loss, unless they are designated hedging instruments. Please note that the IASB has issued an Exposure Draft proposing certain restrictions on the option introduced in the

December 2003 standard to designate any financial asset as one to be measured at fair value through profit or loss on initial recognition; hence there may be further changes in this area.

(d) Available-for-sale financial assets: these are all financial assets that are not in one of the above three categories. This includes all investments in equity instruments that are not held for trading. They are measured at fair value, with fair value gains or losses recognised in equity and recycled into profit or loss on derecognition or impairment of the financial asset.

The December 2003 version of the standard also allows any financial liability to be designated as one to be measured at fair value through profit or loss (though note that the proposed restrictions on this option set out in the Exposure Draft mentioned above will also apply to which financial liabilities can be designated at fair value through profit or loss). However, after acquisition most financial liabilities are measured as other liabilities at amortised cost (at original recorded amount less principal repayments and amortisation of discounts and premiums). Only derivatives with a negative market value are commonly remeasured to fair value with changes going through the income statement.

Hedge accounting
Under IAS 39, hedge accounting is not mandatory. A hedging relationship qualifies for hedge accounting if, and only if, certain conditions are met. These require formal documentation of the hedging relationship at inception, identifying the hedged item or transaction (a forecast transaction must be highly probable to qualify), plus an expectation that the hedge will be highly effective, and can be reliably measured and determined to have been so. Derivatives internal to the company or consolidated group and hedges of net positions do not meet the criteria for designation as hedging instruments. Portfolio hedges may meet the criteria but only if the portfolio is very similar. The IASB also amended IAS 39 in March 2004 to clarify how an entity can fair value hedge account for a portfolio of interest rate risk.

Three types of hedges are recognised, being fair value hedges, cash flow hedges and hedges of a net investment in a foreign entity. The enterprise must designate (a) specific hedging instrument(s) as hedge of (a) specified hedged item(s), rather than as a hedge of an overall net balance sheet position.

In determining whether a financial asset qualifies for derecognition, the derecognition model in the previous version of IAS 39 has been amended to clarify that the evaluation of the transfer of the risks and rewards inherent in the asset takes priority over the assessment as to whether control over that asset has been passed or not.

Dividends
Under current UK GAAP, dividends are recognised when proposed. Under IAS, dividends are recognised when declared.

The ASB issued FRS 21 *Events after the Balance Sheet Date* in May 2004. The new standard will apply for years beginning on or after 1 January 2005 and has the effect of implementing in the United Kingdom IAS 10 *Events after the Balance Sheet Date*.

The principal difference from SSAP 17, which FRS 21 replaces from 2005, is to remove the requirement to report dividends proposed after the balance sheet date in the profit and loss account, and instead to require disclosures in the notes to the financial statements. This accords with the now generally accepted view that dividends declared after the balance sheet date should not be reported as liabilities. The DTI has announced a parallel change in the law to take effect also in 2005.

Cash flows
There are differences in the categorisation of cash flows between UK GAAP and IAS. Under UK GAAP the cash flow statement is based on changes in cash, which represents cash in hand and deposits repayable on demand less overdrafts repayable on demand.

Under IAS, the cash flow statement is based on changes in cash, which represents cash in hand and deposits repayable on demand, and cash equivalents, which are short-term highly liquid investments, less overdrafts repayable on demand which form an integral part of an enterprise's cash management. The headings used under IAS are "Operating Activities", "Investing Activities" and "Financing Activities".

IAS requires a cash flow statement as an integral part of any set of IAS financial statements. It therefore does not exempt subsidiaries from preparing a cash flow statement for their own financial statements prepared under IAS, whereas UK GAAP does provide this exemption in certain circumstances.

Earnings per Share
IAS and UK GAAP are very similar in regard to EPS, although each deals with certain matters in more detail.

In most cases the denominator for the basic EPS calculation will be the same under both standards. The calculation of diluted EPS is more likely to diverge because of differences in the detailed requirements.

Under IAS 33, there is a requirement to show EPS from continuing operations on the face of the income statement and EPS from discontinuing operations either on the face or in the notes. Although UK companies often make these disclosures, they are not required to do so by FRS 14.

Many UK companies present alternative EPS amounts (e.g. excluding exceptional items and goodwill amortisation) on the face of the income statement as permitted by FRS 14. This is not permitted under IAS which specifies that any such disclosures must be made in the notes.

Segmental Reporting
IAS and UK GAAP achieve similar results. IAS 14 refers to business and geographical segments, and requires one of these (usually business) to be the primary reporting format. IAS identifies segments based on risks and returns, and are reported as primary and secondary segments with more extensive disclosures for primary segments. Note that whereas UK GAAP allows non-disclosure of segmental analysis if it would be seriously prejudicial to the interests of the company, IAS does not.

Accounting Policies, Changes in Accounting Estimates and Errors
IAS 8 requires that all material prior period errors be corrected retrospectively in the first set of financial statements authorised for issue after their discovery, by restating the comparative amounts. FRS 3 requires this treatment only for "fundamental" errors. Note that corrections of errors should be distinguished from changes in accounting estimates, which are recognised prospectively under IAS. IAS also requires disclosure of impending changes in accounting policies, which is not required under UK GAAP.

Related Party Disclosures
Although the definitions of related party in IAS 21 and FRS 8 are broadly similar in that they are generally based on the existence of control or significant influence, there are differences in wording which could be significant in less straightforward cases.

IAS has no equivalent of the exemptions in FRS 8 for the financial statements of subsidiaries, or for the financial statements of the parent where consolidated financial statements are presented.

Detailed changes in the definition of related parties will require careful consideration on the facts of each case.

21. EXCHANGE RATES

The following chart shows the high, low, period average and period end noon buying rates in the City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per £1.00.

The exchange rates for pounds sterling into dollars have been provided in this section solely for convenience, and should not be construed as representations that the pounds sterling amounts in this document actually represent such dollar amounts or could be converted into dollars at the rates indicated below or at any other rate. Such rates are not used by the Group in the preparation of its consolidated financial statements included in this document.

The noon buying rate on 19 July 2004 was £1.00 = $1.87.

Calendar Year	Period End	Average[1]	High	Low
1999	1.61	1.61	1.68	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004 (through 19 July 2004)	1.87	1.83	1.90	1.75

2004 Month	Period End	Average[1]	High	Low
January 2004	1.82	1.83	1.85	1.79
February 2004	1.86	1.87	1.90	1.82
March 2004	1.84	1.83	1.87	1.79
April 2004	1.77	1.80	1.86	1.77
May 2004	1.83	1.79	1.84	1.76
June 2004	1.82	1.83	1.84	1.81
July 2004 (through 19 July 2004)	1.87	1.85	1.87	1.82

(1) The average rate is calculated as the average of the noon buying rates on the last business day of each full month during the relevant year or the average of the noon buying rates on each business day for the relevant month-long period.

22. LITIGATION

There have been various disputes involving VMTL, certain T-Mobile group companies (T-Mobile (UK) Limited, T-Mobile No. 1 Limited, T-Mobile No. 5 Limited and T-Mobile (UK Properties) Inc.) and certain Virgin Group companies (Bluebottle Investments S.A. and Bluebottle UK Limited) over the interpretation of provisions in a subscription and shareholders' agreement formerly relating to VMTL's operations and in a former telecommunications supply agreement with T-Mobile. Legal proceedings were commenced in respect of certain of these disputes.

In October 2002, T-Mobile commenced proceedings seeking a declaration that an event of no fault termination had occurred in connection with proposed payments of marketing support contributions by T-Mobile to VMTL. Virgin Group companies sought a declaration that no such termination event had occurred. VMTL counterclaimed for a declaration that T-Mobile was in breach of its obligation to pay its marketing support contribution in respect of inactive customers on the basis that marketing support contribution was payable in respect of all customers connected to the network. Accordingly, VMTL sought payment of the sums owing or, alternatively, damages in the same amount. T-Mobile had also served a disconnection notice, requiring VMTL to disconnect any customer who had not made an outbound call or sent an SMS text message within the previous 180 days. VMTL also sought a declaration that the disconnection notice was invalid, and an order for payment of further marketing support contributions withheld by T-Mobile in respect of customers who would have been disconnected pursuant to the notice.

Judgments were given in respect of the claim and counterclaims on 6 March 2003 and 21 May 2003 to the effect that no event of no fault termination had occurred, that it was reasonable for T-Mobile to serve a 180 day disconnection notice but that the notice it had served was unreasonable and therefore invalid because it did not take into account inbound call activity, and that T-Mobile was liable to pay further marketing support contributions to VMTL in respect of (i) sums withheld by T-Mobile in reliance upon its invalid disconnection notice; and (ii) inactive customers who showed one or more of six "signs of life" such as receiving an inbound call or SMS text. In respect of (i), T-Mobile was ordered to pay VMTL

an immediate sum of £4,043,455.60 (inclusive of VAT) with further sums to be assessed in respect of (ii). The case was settled before the assessment of the further sums due took place.

T-Mobile and VMTL both appealed against certain aspects of the first judgment dated 6 March 2003, which appeals were heard in the Court of Appeal in November 2003. Settlement was reached prior to judgment being given by the Court of Appeal.

In separate proceedings commenced in December 2002, Virgin Group companies claimed breach by T-Mobile of its obligation to promote VMTL's best interests under the subscription and shareholders' agreement by *inter alia* failing to provide new mobile telecommunications services and ancillary services developed by T-Mobile and made available to its customers and also by failing to allow VMTL to expand its distribution outlets to particular specialist distributors. Virgin Group companies sought a declaration that these matters constituted an event of default. T-Mobile denied the claims. The case was settled before trial (which was fixed to start in June 2004) as described below.

VMTL brought a third claim by proceedings commenced on 16 October 2003 for breach by T-Mobile of its obligations in respect of distribution and provision of new capabilities under the subscription and shareholders' agreement and the telecommunications supply agreement (these were effectively the same claims as those raised by the proceedings commenced by the Virgin Group companies referred to above). VMTL sought damages suffered by way of loss of profits, an account of profits and injunctive relief and/or specific performance. This case was due to be heard together with the second case (commenced by certain Virgin Group companies in December 2002) starting in June 2004, but settled before trial as described below.

The parties agreed to discontinue or dismiss all the proceedings described in this paragraph 22 and settle and compromise their various claims pursuant to all proceedings on 29 January 2004 (the **Settlement**). Pursuant to the Settlement, T-Mobile paid VMTL a sum of £16,450,000 (inclusive of VAT) in respect of the further marketing support contributions which were due to be assessed by the court, representing VMTL's best estimate of the sums due. T-Mobile and VMTL agreed to terminate the former telecommunications supply agreement and each settled their respective liabilities under such agreement following which they entered into the TSA described in Part III: Industry and Business—Our TSA with T-Mobile. Certain other agreements to which VMTL and T-Mobile were parties were also terminated and the agreements constituting the Shareholder Loans were amended and restated. Separately, Virgin Group companies also acquired T-Mobile's shareholding in VMTL. As part of the Settlement, a Virgin Group company agreed to make certain further payments to T-Mobile, not to exceed an aggregate of £100 million, following the occurrence of certain events including the admission to listing of Virgin Mobile or the sale of its business and assets as a going concern to a third party. Subsequently Virgin Group and T-Mobile have entered into alternative arrangements under which a Virgin Group company will make a £50 million payment to T-Mobile in satisfaction of all such payment obligations under the Settlement. These alternative arrangements are not conditional on Admission and involve no payment obligation on the part of Virgin Mobile (other than the repayment of the T-Mobile Loan which has now been satisfied).

Save as disclosed in this paragraph 22, no member of the Group is or has been engaged in nor, so far as the Company is aware, has pending or threatened, any legal or arbitration proceedings by or against any member of the Group which may have, or have had during the recent past (covering the twelve months preceding the date of this document), a significant effect on the Group's financial condition.

23. DIVIDEND RESTRICTIONS

As a company incorporated in England and Wales, the Company may only pay dividends to the extent that it has distributable reserves available, which, in turn, is dependent on its ability to receive funds for such purposes, directly or indirectly, from VMTL, its operating company subsidiary. Currently, VMTL has negative distributable reserves and thus may not pay a cash dividend to the Company. VMTL has passed a resolution to reduce its share premium account and applied to the Court for an order confirming the reduction with the

intention of eliminating its negative distributable reserves. Subject to the Court making an order confirming the reduction, the Company expects the capital reduction to be effective by the end of July 2004. Provided that the capital reduction becomes effective, the Company expects VMTL to be entitled under the Act to distribute any realised profits accrued after that date.

Under the New Credit Facility, VMGL and its subsidiaries (including VMTL) are subject to certain customary restrictions on dividends and other distributions. In particular (i) they may not pay any dividends or other distributions in respect of share capital other than ordinary dividends payable in the ordinary course of business and covered by distributable reserves and where the payment of such dividends on a 12-month forward-looking basis would not breach the financial covenants under the New Credit Facility.

For further information on the Company's dividend policy, see Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations—Dividend Policy.

24. WORKING CAPITAL

In the Company's opinion, the working capital available to the Group is sufficient for the Group's present requirements, that is for at least the next twelve months following the date of this document.

25. CONSENT

25.1 Arthur Andersen, chartered accountants, whose address is 1 Maltravers Street, London WC2R, audited the accounts for the Group for the year ended 31 December 2001. Deloitte & Touche, chartered accountants, whose address is Hill House, 1 Little New Street, London EC4A 3TR, audited the accounts for the Group for the year ended 31 December 2002. Deloitte & Touche LLP, chartered accountants, whose address is Hill House, 1 Little New Street, London EC4A 3TR, audited the accounts for the Group for the years ended 31 December 2003 and 31 March 2004 and the three months ended 31 March 2004.

25.2 Deloitte & Touche LLP has given and has not withdrawn its written consent to the inclusion in this document of its name, reports, letters and references to it in the form and context in which they appear and has authorised the contents of those sections of this document for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 (as amended).

26. GENERAL

26.1 Other than as described in Part VIII: Management's Discussion and Analysis of Financial Condition and Results of Operations—New Credit Facility and paragraphs 2 and 18(d), (e), (f) and (g) above, there has been no significant change in the financial or trading position of the Group since 31 March 2004, the date to which the accountants' reports set out in Part IX: Accountants' Reports relating to the Company and its subsidiaries were prepared.

26.2 The aggregate costs and expenses relating to the offer of the Ordinary Shares, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to approximately £14.2 million of which approximately £4.5 million are payable by the Company and approximately a further £3.7 million are payable by other members of the Group in accordance with the terms of the Cost Allocation Agreement described in paragraph 13.3 above. The balance is payable by Virgin Group. Included within the amount payable by Virgin Group are commissions which are expected to be approximately £3.8 million (assuming no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements) payable by the Selling Shareholder to the Underwriters.

26.3 Each Ordinary Share will be offered at a premium of 190p to its nominal value.

26.4 The financial information contained in this document which relates to the Group does not constitute full statutory accounts as referred to in section 240(5) of the Act. Statutory consolidated audited accounts of VMTL, on which the auditors have given unqualified reports and which contained no statement under section 237(2) or (3) of the Act, have been delivered to the Registrar of Companies in respect of the three accounting periods ended 31 December 2003 and the three month period ended 31 March 2004.

26.5 There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

27. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during usual business hours on any weekday (public holidays excepted) for a period of not less than 14 days from the date of publication of this document at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ and at the Company's registered office at Willow Grove House, Windsor Road, White Horse Business Park, Trowbridge, Wiltshire BA14 0TQ:

(a) the existing memorandum and articles of association of the Company and the articles of association adopted by the Company conditional on Admission;

(b) the audited accounts of the Company for the three years ended 31 March 2004, the audited accounts of VMGL for the period from incorporation on 20 February 2004 to 31 March 2004 and the consolidated audited accounts of VMTL for each of the three financial years ended 31 December 2003 and for the three months and the twelve months ended 31 March 2004;

(c) service agreements of all Executive Directors and letters of appointment of all Non-Executive Directors;

(d) the material contracts referred to in paragraph 18 —Material contracts above;

(e) the consent letters referred to in paragraph 25 —Consent above;

(f) the report from Deloitte & Touche LLP set out in Part IX: Accountants' Reports;

(g) the reports from Deloitte & Touche LLP regarding the pro forma financial information set out in Part X: Unaudited Pro Forma Financial Information and Part XI: Unaudited Pro Forma Statement of Net Assets; and

(h) the trust deeds and rules of the employee share option plans described in paragraph 8 above.

Dated 21 July 2004

PART XIII DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

Act	the Companies Act 1985, as amended.
Admission	admission of the Ordinary Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange and "Admission becoming effective" means it becoming effective in accordance with paragraph 7.1 of the Listing Rules and paragraph 2.1 of the Admission and Disclosure Standards published by the London Stock Exchange.
BIUK	Bluebottle Investments (UK) Limited, a wholly-owned indirect subsidiary of VGIL.
Combined Code	the Combined Code on Corporate Governance dated July 2003 appended to but not forming part of the Listing Rules.
the Company	Virgin Mobile Holdings (UK) plc.
Cost Allocation Agreement	the cost allocation agreement dated 21 July 2004 between the Selling Shareholder, VGIL and the Company and described in paragraph 13.3 under Part XII: Additional Information.
CREST	the system for the paperless settlement of trades in listed securities operated by CRESTCo Limited.
CREST Regulations	the Uncertificated Securities Regulations 2001, as amended.
Directors or Board	the Executive Directors and Non-Executive Directors as at the date of this document.
EBITDA	earnings before interest, tax, depreciation and amortisation.
Executive Directors	the executive directors of the Company.
FSMA	the Financial Services and Markets Act 2000 (as amended).
Global Offer	the bookbuilt offer of Ordinary Shares described in Part II: The Global Offer.
Group	the Company and its subsidiary undertakings.
IAS	International Accounting Standards.
Joint Sponsors	J.P. Morgan plc and Morgan Stanley & Co. International Limited.
Listing Rules	the listing rules of the UK Listing Authority made under section 74 of FSMA.
London Stock Exchange	London Stock Exchange plc.
Long-term Bonus	a cash bonus awarded to sixty employees of VMTL as a reward for growing the business during the period from launch until 31 December 2003 as described in paragraph 9 under Part XII: Additional Information.
MSC (marketing support contribution)	a monthly amount, based upon the number of our customers, which was payable to us by T-Mobile under our former telecommunications supply agreement and which we recognised as turnover.
New Credit Facility	the senior credit facility from Lloyds TSB Bank plc as original lender, mandated lead arranger, agent and security trustee to VMGL and VMTL pursuant to a loan agreement dated 2 July 2004 for a maximum amount of

	£350,000,000 as more particularly described in paragraph 18 under Part XII: Additional Information.
Non-Executive Directors	the non-executive directors of the Company.
Offer Price	200p per Ordinary Share.
Official List	the Official List of the UK Listing Authority.
OFCOM	the regulator for the UK communications industry, performing the obligations of its predecessors, the Broadcasting Standards Commission, the Independent Television Commission, OFTEL, the Radio Authority and the Radio Communications Agency.
OFTEL	the Office of Telecommunications.
Ordinary Shares	ordinary shares of 10p each in the Company having the rights set out in the articles of association of the Company as described in paragraph 4 under Part XII: Additional Information.
Original Senior Credit Facility	the senior credit facility pursuant to a loan agreement between, among others, VMTL and The Royal Bank of Scotland plc dated 26 September 2000 (as amended and restated on 29 January 2004) for a maximum amount of £115 million. All amounts under the Original Senior Credit Facility were repaid on or about 19 May 2004, and security related thereto was released on 1 June 2004.
Over-allotment Arrangements	the arrangements described in Part II: The Global Offer pursuant to which Over-allotment Shares will be made available.
Over-allotment Shares	the 6,250,000 Ordinary Shares which are the subject of the Over-allotment Arrangements.
Qualified Institutional Buyer or QIB	Qualified Institutional Buyer within the meaning given by Rule 144A.
Regulation S	Regulation S under the Securities Act.
Relationship Agreement	the relationship agreement between the Company, Sir Richard Branson, VGIL, VML and BIUK dated 20 July 2004 as more particularly described in Part III: Industry and Business—Relationship with Virgin Group.
Reorganisation	the reorganisation of the Group as more particularly described in paragraph 2 under Part XII: Additional Information.
Retail Stores Agreement	the retail stores agreement between Virgin Retail Group Limited, Virgin Retail Limited and VMTL dated 1 October 2003 as restated and amended with effect from 1 April 2004 as more particularly described in Part III: Industry and Business—Relationship with Virgin Group.
Rule 144	Rule 144 under the Securities Act.
Rule 144A	Rule 144A under the Securities Act.
SEC	the United States Securities and Exchange Commission.
Securities Act	the US Securities Act of 1933, as amended.
Selling Shareholder	BIUK, which proposes to sell Ordinary Shares under the Global Offer.
Settlement	the settlement of various disputes involving VMTL, certain T-Mobile group companies and certain Virgin

	Group companies in January 2004 as more particularly described in paragraph 22 under Part XII: Additional Information.
Settlement Deed	the settlement deed between Bluebottle Investments SA, BIUK, T-Mobile, T-Mobile No 1 Limited, T-Mobile No 5 Limited, T-Mobile (UK Properties) Inc and VMTL dated 29 January 2004.
Shareholders	holders of Ordinary Shares from time to time.
Shareholder Loans	(i) a committed subordinated loan from Bluebottle UK Limited to VMTL pursuant to a loan agreement dated 26 September 2000 as amended and restated on 29 January 2004 for a maximum principal amount of £37,620,793.91 repaid in full on 5 July 2004; and (ii) a committed subordinated loan from T-Mobile to VMTL pursuant to a loan agreement dated 26 September 2000 as amended and restated on 29 January 2004 for a maximum principal amount of £37,360,793.91 repaid in full on 5 July 2004.
Stabilising Manager	Morgan Stanley Securities Limited.
T-Mobile	T-Mobile (UK) Limited and, as the context so permits, any of its subsidiary or parent undertakings.
TSA	the telecommunications supply agreement between VMTL and T-Mobile dated 29 January 2004, as more particularly described in Part III: Industry and Business—Our TSA with T-Mobile.
UK GAAP	generally accepted accounting principles in the United Kingom.
UK Listing Authority	the Financial Services Authority acting in its capacity as competent authority under the FSMA.
Underwriting and Sponsors' Agreement	the underwriting and sponsors' agreement dated 21 July 2004 between the Company, the Directors, the Selling Shareholder, VGIL, the Underwriters and the Joint Sponsors and described in paragraph 13 under Part XII: Additional Information.
Underwriters	J.P. Morgan Securities Ltd. of 125 London Wall, London EC2Y 5AJ, Morgan Stanley Securities Limited of 25 Cabot Square, Canary Wharf, London E14 4QA and Investec Bank (UK) Limited of 2 Gresham Street, London EC2V 7QP.
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland.
United States or US	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.
US GAAP	generally accepted accounting principles in the US.
US GAAS	generally accepted auditing standards in the US.
VEL	Virgin Enterprises Limited.
VGIL	Virgin Group Investments Limited.
Virgin or Virgin Group	VGIL and/or its subsidiaries or any of them (excluding the Group).
Virgin Mobile	the Company, VMTL and, as the context requires, their respective subsidiary undertakings.

Virgin Mobile Licence Agreement	the trade mark licence agreement between VEL and VMTL as amended and restated pursuant to a deed dated 2 July 2004, as more particularly described in Part III: Industry and Business—Relationship with Virgin Group—Trade Mark Licence Arrangements.
VMGL	Virgin Mobile Group (UK) Limited.
VMGL Group	Virgin Mobile Group (UK) Limited and its subsidiaries.
VML	Virgin Management Limited.
VMTL	Virgin Mobile Telecoms Limited.

PART XIV GLOSSARY

The following expressions or abbreviations have the following meanings in this document unless the context otherwise requires:

ARPU (average revenue per user)	calculated by dividing the total service revenue (before exceptional items) for the relevant twelve-month period by the average of the active customer months in that period. Until the end of September 2003, an active customer month represented a daily weighted average of active customers for the month, calculated by dividing the sum of the active customer numbers for each day by the number of days in that month. From that time, and until the end of June 2004, we have calculated active customer month as the simple average of the opening and closing active customer numbers in that month, with the exception of December 2003 where we have made an adjustment to that simple average to reflect the fact that, historically, we gain a greater proportion of customers towards the end of that month. From July 2004, we have a process in place to calculate customer months on a daily weighted average of active customers for the month.
Churn	an industry term used to refer to subscribers leaving a network. Other mobile telecommunications operators may calculate their churn levels differently.
Churn rate	by our calculation, this is an annualised measurement of customers who disconnect or stop using our services excluding customer returns within our 28-day customer satisfaction guarantee period. We calculate churn as the number of users who disconnect from our service, either involuntarily (due to non-payment of bills or suspected fraudulent use) or voluntarily (due to users switching to a competing network or terminating their use of our services), including users who subsequently reactivate on the same network, but excluding user returns within our 28-day customer satisfaction guarantee period. We calculate churn rate by expressing the sum of the number of disconnections during the relevant twelve-month period and the number of customers who have stopped using our services as a percentage of the average customer base for the same period. The average customer base is calculated as the sum of the opening and closing total customer numbers for the relevant twelve month period divided by two. Other mobile telecommunications operators may calculate churn rates differently. See Part VII: Selected Unaudited Non-Financial Operating Data.
E-top-up cards	magnetic swipe cards issued to a customer which identify that customer's mobile phone account. The card may be swiped through an Electronic Point of Sale (EPoS) system at a retail outlet in order to top-up the customer's account.
GSM	Global System for Mobile Communications. A main standard for digital cellular mobile networks which is accepted in most of Europe, the Middle East, Africa, Australia, USA and Asia (with the exception of, among others, Japan and South Korea). GSM supports roaming and can be implemented in the 900 MHz, 1800 MHz or 1900 MHz frequency bands.

Home Location Registers	the main database of permanent network user information necessary for a mobile network to provide services to those network users.
IVRs	interactive voice recognition systems, which guide customers through menus and options without the aid of a customer service agent.
Mobile Network Operators (MNOs)	operators that hold licences to use radio frequency spectrum and operate full mobile communications networks, including base stations, switching centres and home location registers.
Mobile Virtual Network Operators (MVNOs)	operators that do not operate a physical network, but which can access the mobile network of one or more MNOs to provide mobile communication services, which may include a handset and a SIM, to a subscriber under their own brand and have full control over pricing as well as the services they provide to their subscribers, including customer care and billing.
NT Server	a computer or other device on a network that manages network resources using the Microsoft Windows NT operating system.
Penetration Rate	the number of subscribers to a mobile communications service, as a percentage of total population of the area for which the penetration rate is calculated.
Return on capital employed (ROCE)	return on capital employed is calculated by dividing EBIT before exceptionals and goodwill for the relevant twelve-month period by the average of the capital employed for such twelve months. The average capital employed is calculated as the sum of the opening and closing capital employed for the relevant twelve-month period divided by two. Capital employed is calculated as total assets less cash at bank and in-hand less current liabilities consisting only of trade creditors, other taxation and social security and other creditors.
Roaming	facility that permits a network's subscriber to use his phone and telephone numbers on another operator's network that is not assigned by the provider for use as that subscriber's default network.
SAC	subscriber acquisition costs calculated by subtracting the revenue received from the sale of handsets and other related products in the relevant period from the total cost of such handsets and other related products (including SIM and packaging costs). This amount is added to direct commissions paid to distribution channels in the relevant period.
SAR	SAR (specific absorption rate) is an indication of the amount of radiation that is absorbed into a head whilst using a mobile phone. The higher the SAR value the more radiation that is absorbed into the head.
SIM (Subscriber Identity Module)	a small printed circuit board that is inserted in any mobile phone when registering as a subscriber. A SIM contains the personal identification number of the subscriber, the network to which the subscriber belongs, security information and memory for a personal directory of numbers.

SMS (Short Message Service)	a protocol using GSM technology for the transmission of text messages of up to 160 characters.
Spectrum	the distribution of wavelengths and frequencies, that exist in a continuous range and have a common characteristic, containing electromagnetic frequencies used for electronic communications including, amongst other things, mobile communications.
Switching Centres	a switch used to connect calls within a mobile network and also as the interface of the mobile telecommunications network to other fixed and mobile networks.
WAP Content Services	services using a technology known as "wireless application protocol", which presents internet content in a manner suitable for use by low data-rate mobile phones.
2G (GSM)	a digital mobile communications technology to support voice and SMS services. GSM is a 2G technology.
2.5G (GPRS)	enhanced 2G technology (also known as GPRS) which can offer higher capacity, internet-based content services. This enables services such as colour internet browsing, e-mail on the move and multimedia messaging.
3G (UMTS)	a digital mobile communications technology which uses a technology known as W-CDMA (or UMTS) to deliver high-speed mobile communications.
3G Spectrum Licence	one of five licences issued by the UK Government in May 2000 to operate mobile communications networks using W-CDMA technology.

This notice is issued in compliance with the requirements of the Financial Services Authority acting in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 (the "UK Listing Authority") and appears as a matter of record only. It does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer to subscribe for or purchase, any securities in Virgin Mobile Holdings (UK) plc, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

The ordinary shares of 10 pence each in the capital of Virgin Mobile Holdings (UK) plc (the "Shares") have not been, nor will they be, registered under the US Securities Act of 1933, as amended (the "Securities Act") and subject to certain exceptions, may not be offered or sold within the United States. The Shares are being offered and sold outside the United States pursuant to, and in reliance on, Regulation S under the Securities Act and within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act. Any offer of Shares in the United States will be made only by means of listing particulars that will contain detailed information about Virgin Mobile Holdings (UK) plc. This notice is not for distribution in the United States, Canada, Australia or Japan. The distribution of this notice in certain other jurisdictions may be restricted by law and therefore persons into whose possession this notice comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Application has been made to the UK Listing Authority for all of the Shares, issued and to be issued, to be admitted to the Official List of the UK Listing Authority and to London Stock Exchange plc (the "London Stock Exchange") for such Shares to be admitted to trading on the London Stock Exchange's market for listed securities (together, "Admission"). It is expected that Admission will become effective, and that unconditional dealings in the Shares will commence, at 8.00 a.m. (London time) on 26 July 2004. All dealings prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.

Virgin Mobile Holdings (UK) plc

(incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3741555)

Global Offer of 62,500,000 ordinary shares of 10 pence each (the "Global Offer") at a price of 200 pence per ordinary share

Admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities

Sponsored by
J.P. Morgan plc
and
Morgan Stanley & Co. International Limited
Joint Global Co-ordinators and Joint Bookrunners

J.P. Morgan Securities Ltd.
and
Morgan Stanley Securities Limited

Co-Lead Manager
Investec Bank (UK) Limited

Ordinary share capital immediately following Admission

Authorised			Issued and fully paid	
Number	Amount (£)		Number	Amount (£)
330,000,000	£33,000,000	Ordinary shares of 10 pence each	250,000,000	£25,000,000

Following Admission, the Shares will rank in full for all dividends and other distributions thereafter declared, made or paid on the ordinary share capital of Virgin Mobile Holdings (UK) plc.

Listing particulars relating to Virgin Mobile Holdings (UK) plc as required by the listing rules made under section 74 of the Financial Services and Markets Act 2000 were published on 21 July 2004 and have been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of the Financial Services and Markets Act 2000. J.P. Morgan plc and Morgan Stanley & Co. International Limited are acting for Virgin Mobile Holdings (UK) plc and Bluebottle Investments (UK) Limited and no one else in connection with the Global Offer and will not regard any other person (whether or not a recipient of this notice) as their client in relation to the Global Offer and will not be responsible to anyone other than Virgin Mobile Holdings (UK) plc and Bluebottle Investments (UK) Limited for providing the protections afforded to their respective clients nor for providing any advice in relation to the Global Offer. Copies of the listing particulars are available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours, and may be collected, free of charge, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this notice up to and including 5 August 2004 from:

Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire BA14 0TO

J.P. Morgan plc
125 London Wall
London EC2Y 5AJ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

22 July 2004

Regulatory Announcement

Go to market news section

Company	Virgin Mobile Holdings (UK) PLC
TIDM	VMOB
Headline	Admission to Official List
Released	08:10 26-Jul-04
Number	1986B

RNS Number:1986B
Virgin Mobile Holdings (UK) PLC
26 July 2004

26 July 2004

VIRGIN MOBILE

Admission to Official List

Virgin Mobile Holdings (UK) plc ("Virgin Mobile"), the UK's largest mobile virtual network operator (MVNO), is pleased to announce that it has been admitted to the Official List of the UK Listing Authority and the London Stock Exchange plc's market for listed securities. Unconditional dealings in its Ordinary Shares commenced at 8am today.

JPMorgan and Morgan Stanley acted as joint global co-ordinators, joint bookrunners and joint sponsors of the Global Offer. Investec acted as co-lead manager.

For further information contact:

Virgin Mobile	Steven Day 07931 777777 Alison Bonny 07802 430276
Finsbury	James Murgatroyd Julius Duncan Don Hunter 020 7251 3801

Stabilisation/FSA

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

REG-Virgin Mobile Hldgs First Quarter KPIs
29/07/2004

RNS Number:3436B
Virgin Mobile Holdings (UK) PLC
29 July 2004

London: 29 July 2004

Virgin Mobile sees strong customer, revenue and margin growth in the first quarter to end June

Virgin Mobile Holdings (UK) plc ("Virgin Mobile"), the UK's largest mobile virtual network operator (MVNO), today announced its key performance indicators (KPIs) for the three-month period ended 30 June 2004.

Virgin Mobile has adopted a 31 March year-end. The company intends to report financial results on a full year and a half year basis and to report separate KPI statements following the first quarter to 30 June, and third quarter to 31 December.

Tom Alexander, Chief Executive of Virgin Mobile, said: "I'm delighted to report that the company has performed very well in the first quarter, delivering strong gains in customer numbers, revenues and margins.

"We are continuing to attract large numbers of customers from our competitors, which in turn is driving revenue growth. This, combined with our cost-effective marketing and increasing scale benefits, has resulted in margin that is significantly ahead of the result for the previous quarter. This has been achieved in our first full quarter under the new telecommunications supply agreement (TSA) with T-Mobile.

"These results are a great start to the year and we are confident of the continuing strength of our brand and business model going forward."

Highlights:

- Unaudited revenue increased by 23.9% year on year to £123.6m, driven by the increase in the customer base (Quarter to 30 June 2003: £99.8m(i))

- Margins significantly ahead of last quarter

- 287,196 net customer additions

- Total customers 4.248m, up 7.2% (Quarter to 31 March 2004: 3.9m)

- ARPU £142 (Quarter to 31 March 2004: £147)(i,ii)

Customer Growth

287,196 net customers were added in the quarter and total customers increased to 4.248m, up 7.2% (Quarter to 31 March 2004: 3.961m). Growth continues to be driven by the broad appeal of the Virgin Mobile brand, Virgin Mobile's simple and compelling customer proposition, award-winning customer focus and broad distribution network. This growth was achieved despite strong competition in the pre-pay market. This increase in customer numbers contributed to a 23.9% increase in revenue to £123.6m compared to the same period a year earlier on a like-for-like basis. As anticipated, Virgin Mobile's strong growth in last

Christmas' quarter, which attracted lower ARPU customers, has resulted in a marginal decline of annualised ARPU and customer activity levels. Our low cost of acquisition, and efficient operating business model, allows us to pursue this strategy profitably.

ARPU/activity level

Average revenue per user (ARPU)(ii) on a pro forma basis(i) declined marginally to £142 in the quarter compared with £147 in the quarter to 31 March 2004. Virgin Mobile continues to have one of the highest pre-pay ARPUs in the UK market and the lowest churn rate compared to its competitors. Churn rate(iii) for the quarter was in line with expectations at 15.2%. The proportion of customers using our services in the previous 90 days (Customer Activity Level (iv)) was 79.8% compared to 81.8% in the previous quarter.

Outlook

Virgin Mobile has made a strong start to the year, with a good first quarter trading performance. The company is confident of its prospects and expects to benefit from a number of new initiatives during the remainder of the first half and beyond, including:

- Increasing customer uptake of international roaming services, which are available to Virgin Mobile pre-pay customers over this summer's holiday period for the first time

- The recent launch of picture messaging and fast WAP (GPRS)

- Our continued expansion into independent dealer outlets

- The anticipated launch in August of the Virgin Mobile Bites service providing advanced data services to customers. The service is a bespoke entertainment portal designed to bring to life a new generation of phones including camera-enabled, colour screen handsets.

For further information contact:

Virgin Mobile	Steven Day 07931 777777 or 020 7484 4300
Finsbury	James Murgatroyd Julius Duncan Don Hunter 020 7251 3801

	Pro forma 3 months ended 30 June 2004	Pro forma 3 months ended 31 March 2004	Pro forma 12 months ended 31 March 2004
Total Customers (thousands)	4,248.7	3,961.5	3,961.5
Customer Activity Level (%)	79.8	81.8	81.8
Net Customer Additions (thousands)	287.2	283.0	1,324.4
Churn rate (%)	15.2	14.0	14.0
Turnover (£m)	123.6(v)	119.8	462.2
ARPU (£)	142	147	147

Footnotes:

i On a proforma, or like-for-like basis, that shows the effect of the new TSA as if it had been in operation during the whole period.

ii ARPU - Average Revenue Per User is calculated by dividing the total service turnover (before exceptional items) for the relevant 12 month period by the average of the active customer months in that period.

iii Churn rate - An annualised measurement of customers who disconnect or stop using Virgin Mobile services (excluding customer returns within the 28 day customer satisfaction guarantee period). Churn rate is calculated by expressing the sum of the number of disconnections during the relevant 12 month period and the number of customers who have stopped using services as a percentage of the average customer base for the period.

iv Customer activity level - Active customers expressed as a percentage of total customers. Active customers comprises gross connections (since the commencement of operations) net of disconnects, returns under the customer service guarantee and customers who have not used the network in the preceding 90 days.

v Unaudited.

END

REG-Virgin Mobile Hldgs Share Premium Reduction
04/08/2004

RNS Number:5927B
Virgin Mobile Holdings (UK) PLC
04 August 2004

Virgin Mobile confirmation of Share Premium Reduction

Virgin Mobile Holdings (UK) plc (the company), the UK's largest mobile virtual network operator (MVNO), today announced that the High Court has granted an order confirming the reduction of the share premium account of its operating company subsidiary, Virgin Mobile Telecoms Limited (VMTL). The reduction of share premium account eliminates VMTL's negative distributable reserves.

Virgin Mobile stated in its Listing Particulars that, subject to the grant of the order and to the availability of distributable reserves within the group, the Directors of the company intend to adopt a dividend policy that reflects the cash flow generation of the business. The first dividend the company intends to pay (subject to unforeseen circumstances) is a final dividend for the year ending 31 March 2005.

For further information contact:

Virgin Mobile	Steven Day 07931 777777 Alison Bonny 07802 430276
Finsbury	James Murgatroyd Julius Duncan Don Hunter 020 7251 3801

END

REG-Virgin Mobile Hldgs Retail Distribution Agreement
31/08/2004

RNS Number:4238C
Virgin Mobile Holdings (UK) PLC
31 August 2004

London: 31 August 2004

Virgin Mobile expands high street presence with Specialist Stores in WH Smith outlets

Virgin Mobile Holdings (UK) plc (Virgin Mobile) announced today an agreement with WH Smith plc (WH Smith) to trial Virgin Mobile Specialist Stores in eight WHSmith outlets. The Specialist Stores will be identical in format to those within Virgin Megastores and Virgin Xpress outlets and will be staffed by dedicated Virgin Mobile staff creating thirty-two new jobs.

The Specialist Stores will be located in some of WH Smiths prime high street locations in Croydon, Leicester (Fosse Park), Leeds, Tunbridge Wells, Birmingham, Coventry, York (Monks Cross) and Guildford and will benefit from WHSmith's high footfall. The initial one year trial period will commence on 1st October 2004, after which there is the option to roll out the concept to further of WHSmith's 500 stores.

The WHSmith sites complement the existing 130 Virgin Mobile Specialist Stores located in Virgin Megastores or Virgin Xpress outlets. Virgin Mobile is currently introducing dedicated staff to all such outlets. To date Virgin Mobile staff have been introduced into 86 Specialist Stores, which has increased the numbers of customers being signed up through this channel.

Graeme Hutchinson Virgin Mobile Sales & Marketing Director said; "We are delighted to be expanding our distribution footprint with a great high street name like WH Smith. These specialist 'Stores within a Store' will be staffed by Virgin Mobile's own people providing customers with the exceptional service that marks out Virgin Mobile from its competitors."

For further information contact:

Virgin Mobile	Steven Day 07931 777777 or 020 7484 4300
Finsbury	James Murgatroyd Julius Duncan Don Hunter 020 7251 3801

About Virgin Mobile:

Virgin Mobile Holdings (UK) plc, the UK's largest mobile virtual network operator, is majority owned by Sir Richard Branson's Virgin Group and uses T-Mobile's network.

In the UK, Virgin Mobile phones are available direct on 0845 6000 600 or on the High Street at approximately 5,000 outlets including Virgin Mobile Specialist

Stores, Virgin Megastores, Sainsbury, Tesco, Safeway, Asda, John Lewis, Littlewoods, Argos, The Link, Dixons, Carphone Warehouse, Curry's, Comet, Phones 4 U, TOMO, Woolworths, Toys R Us and Rymans.

Virgin Mobile employs approximately 1,400 staff at three sites, Trowbridge, London and Daventry, and has an outsourced customer service centre operated by approximately 200 staff in Middlesbrough. It has been voted one of the top 50 places to work in Britain for two years running in an annual Financial Times survey.

Virgin Mobile's customers are considered the most satisfied in the pre-pay sector according to a recent UK survey by market researchers JD Power and Associates.

END

REG-Virgin Mobile Hldgs Trading Statement
28/09/2004

RNS Number:4014D
Virgin Mobile Holdings (UK) PLC
28 September 2004

VIRGIN MOBILE INTERIM RESULTS - PRE-CLOSE UPDATE STATEMENT

London September 28th 2004

Virgin Mobile Holdings (UK) plc ("Virgin Mobile"), the UK's largest mobile virtual network operator (MVNO), is today issuing a trading update prior to entering the close period for its interim results to September 30th 2004, in line with market practice. It is Virgin Mobile's intention to announce an update on key performance indicators alongside interim results on November 18th 2004.

Highlights

Virgin Mobile continues to enjoy strong consumer demand for its products and services, experiencing further rapid customer growth during the first six months of the financial year. While headline price competition continues to be a feature of the market, Virgin Mobile's brand appeal, recently increased distribution, and competitive proposition is enabling continued expansion and gains in market share.

Virgin Mobile anticipates its first half results will demonstrate the company's strong performance in these key areas:

* Revenue growth
* Improving EBITDA and EBIT margins
* Continued capital efficiency
* High cash conversion allowing rapid de-gearing

The successful application to the High Court for the reduction in the share premium account of our operating subsidiary Virgin Mobile Telecoms Limited (VMTL) eliminates VMTL's negative distributable reserves and has cleared the way to pay a dividend for the year to March 2005.

New marketing developments

Virgin Mobile aims to continue to successfully attract and retain high value customers. In the coming weeks, the company will enhance and broaden its approach to pre-pay pricing to reward higher-spending customers. This development will also provide consumers with some attractive benefits often associated with a contract proposition.

This initiative, combined with a refreshed camera-phone range and the recent introduction of Virgin Mobile Bites, further strengthens and extends the company's position in the market.

Outlook

Half year to 30th September 2004

Virgin Mobile continues to build value from customer acquisitions. The company has pursued a rapid growth strategy, which is highly profitable, despite having a dilutionary effect on ARPU. The combination of the company's low acquisition costs and its efficient operating model has also contributed to margin expansion.

Service revenue growth is strong and the company expects first half percentage growth in the mid-twenties, compared to the first half of the last financial year.

Free cash flow generation has been strong. Capex in the half year will be less than 4% of revenue and is expected to remain at these levels for the full year. There has already been a £30m reduction in drawn debt during the first half.

Year to 31st March 2005

The company expects continued rapid customer growth for the full year.

The planned OFCOM termination cuts will impact service revenue growth in the second half. Despite this, the company expects a service revenue growth percentage in the high teens for the full year. Virgin Mobile's strongly growing revenue and operating leverage leaves the company firmly on track to deliver substantial improvements in earnings and margins.

Chief Executive Tom Alexander said: "We have built on our first quarter achievements. The combination of strong customer growth and our efficient operating model will result in margins for the first half being well ahead of the same period a year ago. We have some exciting new product developments in the second half that will continue to increase our popularity, particularly among higher usage customers."

Contacts

Steven Day
Virgin Mobile +44 (0)7931 777 777 or +44 (0)20 7484 4300

James Murgatroyd
Finsbury + 44 (0)20 7251 3801

Notes to Editors

Virgin Mobile Holdings (UK) plc, the UK's largest mobile virtual network operator, is majority owned by Sir Richard Branson's Virgin Group and uses T-Mobile's network. Since its launch in November 1999, Virgin Mobile has attracted more than 4.2 million customers.

In the UK, Virgin Mobile phones are available direct on 0845 6000 600; on the web at www.virginmobile.com or on the High Street at approximately 5,000 outlets including Virgin Mobile Specialist Stores, Virgin Megastores, Sainsbury, Tesco, Safeway, Asda, John Lewis, Littlewoods, Argos, The Link, Dixons, Carphone Warehouse, Curry's, Comet, Phones 4 U, TOMO, Woolworths, Toys R Us and Rymans.

Virgin Mobile employs approximately 1,400 staff at three sites, Trowbridge, London and Daventry, and has an outsourced customer service centre operated by approximately 200 staff in Middlesbrough. It has been voted one of the top 50 places to work in Britain for two years running in an annual Financial Times survey.

Virgin Mobile's customers are considered the most satisfied in the pre-pay sector according to a recent UK survey by market researchers JD Power and

Associates.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made. If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

END

RECEIVED
2005 AUG -2 A 11:21

Virgin Mobile Holdings (UK) plc (Virgin Mobile)
Interim results for the six months ended 30 September 2004
Released 18 November 2004

The following review of Virgin Mobile's operations for the six months ended 30 September 2004 is compared to both the statutory results and the pro forma results reflecting the current Telecommunications Supply Agreement (TSA), signed 29 January 2004 (see page 7 for definition), for the six months ended 30 September 2003. The purpose of the pro forma comparison is to provide a like-for-like picture of underlying performance. Management considers the pro forma comparison as the more relevant when reviewing operational performance on an ongoing basis. The new TSA was in operation for the whole of the six months ended 30 September 2004.

Unaudited	Six months ended 30 September 2004 (£ million)	Six months ended 30 September 2003 (£ million)	Change over period	**Pro forma**[1] Six months ended 30 September 2003 (£ million)	Pro forma change over period
Turnover	256.7	218.0	18%	210.7	22%
Turnover before exceptional items	256.7	214.8	20%	207.5	24%
Operating profit before exceptional items	47.3	41.5	14%	33.2	42%
Exceptional items	(11.7)	3.2	N/A	3.2	N/A
Operating profit	35.6	44.7	(20%)	36.4	(2%)
Underlying EPS per share (pence) [2]	11.7p	18.5p	(37%)	7.8p	50%
EPS (pence)	7.8p	19.4p	(60%)	8.7p	(18%)
Operating free cash flow[2]	45.9	35.4	30%	27.1	69%
Operating free cash flow margin	17.9%	16.5%	1.4pp	13.1%	4.8pp

(1) The reconciliation of statutory to pro forma results and statutory EPS to underlying EPS is set out on page 9.
(2) Definitions for underlying EPS and operating free cash flow are set out in notes 4 and 5 in the Operating Data, on page 7.

FINANCIAL HIGHLIGHTS
For the six months ended 30 September 2004 (H1 FY05) compared to pro forma results for the six months ended 30 September 2003 (H1 FY04), before exceptional items for both periods.

Revenue increase driven by rapid growth in customer numbers

- **Customer base up 47% to 4,609,000** (H1 FY04: 3,138,300)
- **Net customer additions increased by 29% to 647,500** (H1 FY04: 501,200)
- **Turnover up 24% to £256.7m** (H1 FY04: £207.5m)
- **Service revenue up 25% to £230.7m** (H1 FY04: £184.9m)

Profitability and cash generation enhanced

- **EBITDA increased by 40% to £55.4m** (H1 FY04: £39.6m); **Operating profit increased by 42% to £47.3m** (H1 FY04: £33.2m)
- **Margins expanded, reflecting operating leverage: EBITDA margin up 2.5pp to 21.6%** (H1 2003: 19.1%); **Operating profit margin up 2.4pp to 18.4%** (H1 FY04: 16.0%)
- **Average operating costs per customer down 27%**
- **Continued capital efficiency with capital expenditure at 2.2% of revenue**
- **Operating free cash flow up 69% to £45.9m** (H1 FY04: £27.1m)
- **Strong cash generation leading to reduction in net debt to £264.1m from £311.4m**

Charles Gurassa, Chairman, commented:
"I am pleased to report, following the Company's recent listing on the London Stock Exchange, that the business continues to perform very well and is delivering strong customer growth, profits and margin improvement. Our commitment to great value, innovation and service in the UK mobile market is attracting ever-increasing numbers of customers to our brand. The results underline the ability of our low capital investment business model to generate high cash conversion, grow revenue rapidly and improve profitability."

Tom Alexander, Chief Executive, commented:
"Virgin Mobile has delivered excellent results for the first half. In a competitive marketplace Virgin Mobile continues to perform well, gaining market share from competitors.

"Following a strong first quarter, rapid growth continued into the second quarter as we added more than 360,000 net new customers - a total of 647,500 in the half. This rapid growth has resulted in a marked improvement in productivity, driving down average operating costs per customer by 27%.

"Our ongoing success and continued rapid customer growth are the result of our brand strength, of the commitment of our employees to industry-leading customer service, and of our promise of transparent, entertaining and good value-for-money services. Together, these values create a unique consumer proposition that is at the heart of our financial performance and I am confident that they will underpin our success in the future."

OPERATIONAL HIGHLIGHTS

As stated at the time of our IPO, Virgin Mobile's aim is to maintain strong growth by leveraging the Virgin Mobile brand and maintaining a differentiated approach to consumer markets. During the first half of the financial year we have delivered against this strategy in the following areas:

Expansion of distribution

- Enhanced our branded distribution by increasing the number of Virgin Mobile Specialist Stores in Virgin Megastores to 85, from a pilot of 10 a year ago. Specialist Stores have proved a highly effective distribution channel for Virgin Mobile, attracting high value customers.
- Expanded the Virgin Mobile Specialist Stores concept in October 2004 with a pilot at eight WH Smith locations.
- Added 500 retail outlets owned by independent dealers.
- At the end of September, Virgin Mobile products were available from more than 5,000 retailers in the UK, and airtime from more than 85,000 outlets.

New products and services

Over the past six months, we have increased the range of products and hardware available to our customers, including a number of new, highly-advanced phones and innovative services that set us apart from our competitors.

- Launched Virgin Mobile BITES, which forms the core platform for the delivery of multimedia services.
- Introduced new prepay top-up routes - ATM's, electronic vouchers, and Sky's interactive service.
- A major new tariff innovation, Bundles, was launched in October 2004. The Bundles product blurs the boundaries of the pre-pay and contract markets, increasing Virgin Mobile's addressable market by offering higher-spending consumers many of the benefits of a contract proposition without the need to sign a contract.

Brand investment
The vibrancy of our brand sets Virgin Mobile apart from other mobile operators.

- Pound for pound, we believe our advertising to be the most effective in the sector, evidenced by our receipt of a prestigious gold award at the IPA Advertising Effectiveness Awards 2004.
- The Company won Best Ad Campaign for 'Idle Thumbs' at the Mobile Choice Consumer Awards in October 2004.

Industry-leading customer service
Virgin Mobile's focus on excellent customer service is at the heart of everything the Company undertakes, and was rewarded again during this period.

- In its first year of inclusion, the J.D. Power & Associates survey (May 2004) concluded that Virgin Mobile had the most contented and satisfied pre-pay customers in the UK.
- Virgin Mobile won Best Customer Service for the fourth year in a row at the Mobile Choice Consumer Awards 2004.

FINANCIAL REVIEW

For the six months ended 30 September 2004 (H1 FY05) compared to pro forma results for the six months ended 30 September 2003 (H1 FY04), before exceptional items for both periods.

Customers

Net additions for the first half increased 29% to 647,500 (H1 FY04 net adds of 501,200) and our customer base grew to 4.6 million, a 47% increase from a year ago. This growth reflects the strength of our customer offer and the success of our differentiated approach in a competitive market. Churn was in line with our expectations at 14.3%.

Of our reported customers, 78.2% were active in the last 90 days (30 Sept 2003: 82.3%). A significant driver of this lower activity trend is the increasing handset upgrade activity by our customers, as recently introduced colour and camera phones prove increasingly popular. When pre-pay customers buy upgrade handsets, they receive a packaged second SIM card with free airtime.

Many of these customers take advantage of the free airtime before reverting to their original SIM, after which the second SIM may go inactive. While this impacts the reported activity trend, it is a highly attractive and economic upgrade mechanism for Virgin Mobile.

Despite the decline in the activity rate, the active customer base has grown by 40% in the past twelve months.

Revenue growth

Service revenue increased by 25% to £230.7m (H1 FY04: £184.9m) primarily due to our strong customer growth. Rolling 12 month ARPU was £137 compared to £147 at 31 March 2004, remaining among the highest pre-pay ARPUs in the market. This trend is consistent with Virgin Mobile's rapid customer acquisition strategy, resulting in very high growth in our customer base during the past 12 months. Very low incremental support costs and the low acquisition costs associated with our blended acquisition approach continue to ensure that the Company grows its base rapidly and in a highly profitable manner.

Service gross margin declined slightly to 62.2% from 63.4% in the six months ended 30 September 2003. This decline was the result of previous termination rate cuts as well as product mix, as the revenue contribution of roaming and other value-added services rose by nearly 100%. While the margin gained on these products is lower, their popularity provides incremental revenue streams to Virgin Mobile.

Continued cost control
From 30 September 2003, our customer base has grown by 47%, while operating costs before depreciation have risen by just 5% in the same period. This represents a 27% reduction in operating costs per unit[1]. The majority of this increase in operating costs was related to staffing costs for our Virgin Mobile Specialist Store expansion – there were 85 stores at 30 September 2004, compared to 10 stores at 30 September 2003. A further marginal increase was due to new costs associated with being a publicly listed company. Excluding these items, like for like cash operating costs were stable, representing a reduction of 32% in unit operating costs.

Our highly effective SIM-only distribution approach through specialist retailers, where the retailer provides the handset, has continued to be successful. This economic approach, coupled with further optimisation of our channel marketing activity and the exceptional growth of our customer base, has enabled us to keep customer acquisition costs flat at £26 within a competitive marketplace.

Increased profitability
In line with our strategy, we continue to grow profitability through strong revenue growth and operating leverage of the cost base, evidenced by expanding EBITDA margin to 21.6% (H1 FY04: 19.1%).

Our virtual network model requires minimal capital expenditure. Depreciation remained low at £8.1m for the six months ended 30 September 2004 (H1 FY04: £6.4m), enabling operating profit margin expansion to 18.4% (H1 FY04: 16.0%).

Cash generation
Capital expenditure remained low at £5.7m within a period of significant development, in which we have added platform capability and launched a number of new products, including GPRS, MMS, Virgin Mobile BITES and Bundles. We have received excellent development support from our network partner, T-Mobile, under the terms of our new supply contract.

A significant part of our capital expenditure has been deployed to service continued customer growth and improved resilience of core IT systems.

The strong revenue growth and low levels of operational and capital expenditure have generated operating free cash flow of £45.9m. This has allowed us to reduce net debt to £264.1m as at 30 September 2004.

SECOND QUARTER KEY PERFORMANCE INDICATORS

Net customer additions in the second quarter to 30 September 2004 were 360,300, up 25% over net additions in Q1, and 55% over the same period last year. The total customer base is now 4.6 million. Growth continues to be driven by the broad appeal of the Virgin Mobile brand, our simple and compelling customer proposition, award-winning customer focus and broad distribution network. As discussed above, the reduction in the activity percentage to 78.2% (from 79.8% at 30 June 2004) is due primarily to an increased number of our customers upgrading handsets. Our rolling 12-month churn rate for the quarter was stable at 14.3% (15.2% at 30 June 2004).

ARPU on a rolling 12-month basis was £137 compared to £142 at 30 June 2004. The ARPU continues to reflect the exceptional customer growth over the previous 12 months, and in particular the Christmas 2003 quarter net connections of 540,100. Our low-cost model and the economies of scale inherent in Virgin Mobile's business ensure that we continue to grow our customer base in a highly profitable manner.

---

[1] Unit operating costs are average costs per customer per month

STATUTORY RESULTS REVIEW

For the statutory results for the six months ended 30 September 2004 (H1 FY05) to the six months ended 30 September 2003 (H1 FY04). This review includes exceptional items, unless stated. For a reconciliation of statutory to pro forma results, please see page 8.

Our turnover increased, on a statutory basis, by 18% to £256.7m in the six months ended 30 September 2004 (H1 FY04: £218.0m). The growth of 18% year over year was achieved despite exceptional turnover of £3.2m (relating to the settlement with T-Mobile) recognised in the six months to 30 September 2003, as well as the impact of the new TSA, which would have resulted in £7.3m less turnover reported in H1 FY04 if the new TSA had been operational throughout.

Operating profit before exceptional items increased by 14% to £47.3m (H1 FY04 - £41.5m). This was despite the impact of the new TSA, which, if operational during the six months to 30 September 2003, would have caused operating profit to be lower by £8.3m (being £7.3m less reported turnover and £1.0m additional reported cost of sales).

The combined impact of the exceptional turnover of £3.2m reported in the six months ended 30 September 2003, the introduction of the new TSA, as well as exceptional costs of £11.7m in the current period relating to the capital restructuring and initial public offering of Virgin Mobile, meant that operating profit after exceptional items declined by 20% to £35.6m in H1 FY05 (H1 FY04: £44.7m).

A new £350m credit facility was signed on 2 July 2004, and was therefore in force for only half of the six-month reporting period. As a result, the net interest expense increased by just 4% to £5.6m in the six months ended 30 September 2004 (H1 FY04: £5.4m).

During the six months ended 30 September 2003, a £9.1m deferred tax asset was recognised due to our unutilised tax losses and unclaimed capital allowances. By 31 March 2004, the full value of the deferred tax asset of £36.2m had been fully recognised in the financial results. Therefore, in the results for the six months ended 30 September 2004, we have accounted for a tax charge for the period of £10.5m. Due to our unutilised tax losses and unclaimed capital allowances, no cash taxes are payable in respect of this accounting period.

OUTLOOK

Please see "Forward-looking statements" below.

In the second half, the Company will continue to focus on profitable customer growth, supported by recent and planned marketing developments. Customer growth is expected to continue to fuel strong revenue performance. The second half of the year sees the full effect of the OFCOM termination rate cut which came into effect on 1 September 2004. Normalising for the effect of the rate cut, underlying service revenue growth is expected to be low- to mid-twenties in the second half. Inclusive of the full impact of the OFCOM cut, full year service revenue growth is expected to be in the high teens, as previously stated.

The second half, which includes Christmas trading, also traditionally sees higher acquisition volumes; the cost impact of this means that while second half margins are expected to show significant improvement on H2 FY04, they are expected to be lower than first half margins, which is in line with the normal seasonality of the business. Normalising for the effect of the OFCOM rate cut, we expect significant underlying margin improvement. For the full year, strong revenue growth coupled with the Company's low acquisition costs and operating leverage, leads us to be comfortable with current consensus forecasts.

Our unique capital efficiency, coupled with our ability to leverage the strengths of our network partner, makes us confident that capital expenditure will be less than 3.5% of revenue for the full year ended March 2005.

We anticipate declaring our first dividend to shareholders as a final dividend for the year ending March 2005. As outlined in the prospectus, this will be based on approximately 40% of pre-exceptional net income, paid as a final dividend at two thirds of the payout ratio for the year.

OPERATING DATA

Half year comparatives

	Six months ended 30 September 2004 £million	Pro forma six months ended 30 September 2003 £million	Change over pro forma prior period %	Pro forma six months ended 31 March 2004 £million	Pro forma twelve months ended 31 March 2004 £million
Financial operating data[2]					
Service turnover	230.7	184.9	25%	209.1	394.0
Equipment turnover	26.0	22.6	15%	36.7	59.3
Total turnover	256.7	207.5	24%	245.8	453.3
Service gross profit	143.4	117.3	22%	129.4	246.7
Equipment gross profit	(27.5)	(20.2)	36%	(30.8)	(51.0)
Total gross profit	115.9	97.1	19%	98.6	195.7
Service gross margin	62.2%	63.4%	(1.2pp)	61.9%	62.6%
Gross margin	45.1%	46.8%	(1.7pp)	40.1%	43.2%
Cash operating expenses	(60.5)	(57.5)	5%	(59.5)	(117.0)
EBITDA[3]	55.4	39.6	40%	39.1	78.7
EBITDA margin	21.6%	19.1%	2.5pp	15.9%	17.4%
Change in working capital	(3.8)	(3.6)	6%	22.0	18.4
Purchase of tangible fixed assets	(5.7)	(8.9)	(36%)	(5.8)	(14.7)
Operating free cash flow[4]	45.9	27.1	69%	55.3	82.4
Operating free cash flow margin	17.9%	13.1%	4.8pp	22.5%	18.2%
EBITDA[3]	55.4	39.6	40%	39.1	78.7
Depreciation	(8.1)	(6.4)	27%	(9.1)	(15.5)
Operating profit	47.3	33.2	42%	30.0	63.2
Operating profit margin	18.4%	16.0%	2.4pp	12.2%	13.9%
Underlying earnings per share[5] (pence)	11.7p	7.8p	50%	7.2p	15.0p
Net debt	264.1	355.4	(26%)	303.3	303.3
Non-financial operating data[6]					
Total customers (thousands)	4,609.0	3,138.3	47%	3,961.5	3,961.5
Net customer additions (thousands)	647.5	501.2	29%	823.2	1,324.4
Churn rate (%)	14.3%	16.0%	(1.7pp)	14.0%	14.0%
Customer activity level (%)	78.2%	82.3%	(4.1pp)	81.8%	81.8%
Average revenue Per User ("ARPU") (£)	£137	N/A[7]	N/A	£147	£147
Non-voice service turnover as a percentage of service turnover (%)	29.0%	N/A[7]	N/A	28.0%	28.0%
Annual Minutes of Use ("MOU") per customer (minutes)	831	933	(11%)	884	884
Annual SMS per customer (SMS messages)	667	675	(1%)	686	686
Subscriber Acquisition Costs ("SAC") per gross addition (£)	£26	£26	-	£24	£25
Capital expenditure as a percentage of total turnover (%)	2.2%	4.3%	(2.1pp)	2.3%	3.2%

OPERATING DATA

Quarterly non-financial operating data[6]

	Three months ended 30 September 2003	Three months ended 31 December 2003	Three months ended 31 March 2004	Three months ended 30 June 2004	**Three months ended 30 September 2004**
Total customers (thousands)	3,138.3	3,678.5	3961.5	4,248.7	**4,609.0**
Net customer additions (thousands)	231.6	540.2	283.0	287.2	**360.3**
Churn rate (%)	16.0%	13.8%	14.0%	15.2%	**14.3%**
Customer activity level (%)	82.3%	84.3%	81.8%	79.8%	**78.2%**
ARPU (£)	N/A[7]	N/A[7]	£147	£142	**£137**

(1) On 29 January 2004, we entered into a new Telecommunications Supply Agreement ("TSA") with our network provider, T-Mobile. Until 29 January 2004, under our previous TSA, T-Mobile paid marketing support contributions ("MSC"), being a monthly amount based on the number of customers in that month, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties in respect of inbound calls, or messages sent, to our customers, which we recognise as turnover. Also, under the new TSA, the charges we pay to T-Mobile for use of their network are different to the charges under the previous telecommunications supply agreement. The above results, including ARPU and non-voice service turnover as a percentage of service turnover, for the six months ended 30 September 2003 and the twelve months ended 31 March 2004 have been prepared for illustrative purposes as if the new TSA had been operational from 1 April 2003.

(2) All financial results are shown before exceptional items, being an £11.7m expense in the six months ended 30 September 2004 relating to the capital restructuring and IPO and £3.2m revenue in the six months ended 30 September 2003 relating to previously withheld MSC subsequently received from T-Mobile. The twelve and six months ended 31 March 2004 included a futher exceptional £14.0m revenue relating to previously withheld MSC subsequently received from T-Mobile and an exceptional cost for the long term bonus of £23.5m paid to employees as a reward for growing the business in the period from launch to 31 December 2003.

(3) Due to our low levels of capital investment, we believe that operating profit is a useful measure of profitability we achieve with our asset base. In addition, we believe it is a useful measure for some investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. EBITDA is presented because it is a standard financial metric used in our industry. EBITDA consists of profit before finance charges (net), tax on profit on ordinary activities and depreciation and amortisation. EBITDA is not a measure of financial performance under UK GAAP, US GAAP or IAS and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net profit as indicators of our operating performance or any other measures of performance derived in accordance with UK GAAP, US GAAP or IAS.

(4) Operating free cash flow is defined as EBITDA before exceptional items, adjusted for changes in working capital and less capital expenditure.

(5) Underlying earnings per share is based on the results before exceptional items and a normalised tax charge based on our effective tax rate of 30% of pre-tax profits.

(6) Total customers and customer activity levels are shown as at the relevant dates. Churn rates, ARPU, non-voice service turnover as a percentage of service turnover, annual MOU per customer and annual SMS per customer are based on information in the preceding tweleve months from the relevant dates. Net customer additions, SAC per gross addition and capital expenditure as a percentage of turnover are based on information during the relevant period.

(7) ARPU and non-voice service turnover as a percentage of service turnover are not shown for the periods ended 30 September 2003 and 31 December 2003 as results have been based on pro forma results assuming the new TSA had been operational from 1 April 2003 and therefore there is not a full twelve months of information based on the new TSA prior to these dates.

PRO FORMA RESULTS RECONCILIATION

The following shows a reconcilaition between our statutory results and our pro forma results for the six months ended 30 September 2003:

	Unaudited Six months ended 30 September 2003 £ million	Adjustment £ million	Note	Pro forma Six months ended 30 September 2003 £ million
Turnover before exceptional items	214.8	(7.3)	(1)	207.5
Exceptional turnover	3.2	-		3.2
TURNOVER	218.0	(7.3)		210.7
Cost of sales	(109.4)	(1.0)	(2)	(110.4)
GROSS PROFIT	108.6	(8.3)	(1), (2)	100.3
Total administrative expenses	(63.9)	-		(63.9)
Operating profit before exceptional items	41.5	(8.3)	(1), (2)	33.2
Exceptional items	3.2	-		3.2
OPERATING PROFIT	44.7	(8.3)	(1), (2)	36.4
Finance charges (net)	(5.4)	-	(3)	(5.4)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	39.3	(8.3)		31.0
Tax on profit on ordinary activities before taxation	9.1	(18.4)	(4)	(9.3)
PROFIT FOR THE PERIOD	48.4	(26.7)		21.7

PRO FORMA RESULTS RECONCILIATION

The following shows a reconciliation between our statutory earnings per share and our pro forma earnings per share for the six months ended 30 September 2003:

	Unaudited Six months ended 30 September 2003 £ million	Adjustment £ million		Pro forma Six months ended 30 September 2003 £ million
Profit for the financial year	48.4	(26.7)		21.7
Earnings per ordinary share (pence - based on 250 million shares)	19.4p	(10.7p)		8.7p
Profit for the financial year	48.4	(26.7)		21.7
Exceptional items	(3.2)	-		(3.2)
Tax effect of exceptional items	1.0	-		1.0
Underlying profit for the financial year	46.2	(26.7)		19.5
Underlying earnings per ordinary share (pence - based on 250 million shares)	18.5p	(10.7p)		7.8p

The following shows a reconciliation between our operating free cash flow derived from statutory results and our operating free cash flow derived from pro forma results for the six months ended 30 September 2003:

	Unaudited Six months ended 30 September 2003 £ million	Adjustment £ million	Note	Pro forma Six months ended 30 September 2003 £ million
Operating profit	44.7	(8.3)	(1), (2)	36.4
Exceptional items	(3.2)	-		(3.2)
Operating profit before exceptional items	41.5	(8.3)	(1), (2)	33.2
Depreciation	6.4	-		6.4
Change in working capital	(3.6)	-		(3.6)
Capital expenditure	(8.9)	-		(8.9)
Operating free cash flow	35.4	(8.3)	(1), (2)	27.1

(1) On 29 January 2004, we entered into a new Telecommunications Supply Agreement ("TSA") with our network provider, T-Mobile. Until 29 January 2004, under the previous TSA, T-Mobile paid marketing support contributions ("MSC"), being a monthly amount based on the number of customers in that month, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties in respect of inbound calls, or messages sent, to our customers, which we recognise as turnover. The adjustment reflects the difference between the amount we received as MSC compared to the amount of inbound revenue we would have received under the new TSA.

(2) Under the new TSA, the charges we pay to T-Mobile for use of their network are different to the charges under our previous telecommunications supply agreement. The adjustment reflects the impact as if the revised charges had been used for the entire period.

(3) No adjustments have been made to finance charges as it is assumed that any changes in operating profit would have been mirrored by changes in working capital.

(4) The adjusment to the tax charge reflects the change in profit and normalises that tax charge for the period at the effective tax rate of 30%.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Unaudited Six months ended 30 September 2004 £000	Unaudited Six months ended 30 September 2003 £000	Audited Twelve months ended 31 March 2004 £000
Turnover before exceptional items		256,739	214,808	470,388
Exceptional turnover	2	-	3,243	17,243
TURNOVER		256,739	218,051	487,631
Cost of sales		(140,804)	(109,431)	(255,831)
GROSS PROFIT		115,935	108,620	231,800
Total administrative expenses before exceptional operating costs		(68,614)	(63,856)	(132,456)
Exceptional operating costs	2	(11,757)	-	(23,575)
Total administrative expenses		(80,371)	(63,856)	(156,031)
Operating profit before exceptional items		47,321	41,521	82,101
Exceptional items	2	(11,757)	3,243	(6,332)
OPERATING PROFIT		35,564	44,764	75,769
Finance charges (net)		(5,593)	(5,394)	(9,594)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	2	29,971	39,370	66,175
Tax on profit on ordinary activities before taxation	3	(10,483)	9,109	27,192
PROFIT FOR THE PERIOD		19,488	48,479	93,367
Earnings per ordinary share	4	7.8p	19.4p	37.3p
Diluted earnings per ordinary share	4	7.7p	19.4p	37.3p
Underlying earnings per ordinary share	4	11.7p	18.5p	39.1p

SUMMARY CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30 September 2004 £000	Unaudited 30 September 2003 £000	Audited 31 March 2004 £000
FIXED ASSETS				
Tangible assets		25,413	30,464	26,532
CURRENT ASSETS				
Stocks		8,582	5,474	10,801
Debtors		30,418	48,746	39,865
Deferred tax asset		25,710	18,110	36,193
Cash at bank and in hand		32,845	28,798	37,481
		97,555	101,128	124,340
CREDITORS: amounts falling due within one year		(142,563)	(373,971)	(445,681)
NET CURRENT LIABILITIES		(45,008)	(272,843)	(321,341)
TOTAL ASSETS LESS CURRENT LIABILITIES		(19,595)	(242,379)	(294,809)
CREDITORS: amounts falling due after more than one year		(250,315)	(98,519)	(1,201)
NET LIABILITIES		(269,910)	(340,898)	(296,010)
CAPITAL AND RESERVES				
Called up share capital	1	25,058	25,000	25,000
Share premium account	1	12,660	11,870	11,870
Merger reserve	1	(328,348)	(247,784)	(247,784)
Profit and loss account		20,720	(129,984)	(85,096)
ACCUMULATED DEFICIT	5	(269,910)	(340,898)	(296,010)

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	Note	Unaudited Six months ended 30 September 2004 £000	Unaudited Six months ended 30 September 2003 £000	Audited Twelve months ended 31 March 2004 £000
Net cash inflow from operating activities	6	45,685	47,568	109,554
Returns on invetsment and servicing of finance		260	(2,600)	(3,824)
Capital expenditure and financial investment		(5,736)	(8,944)	(14,620)
Cash inflow before financing		40,209	36,024	91,110
Financing		(44,845)	(25,749)	(72,152)
(Decrease) increase in cash in the period		(4,636)	10,275	18,958

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Unaudited Six months ended 30 September 2004 £000	Unaudited Six months ended 30 September 2003 £000	Audited Twelve months ended 31 March 2004 £000
(Decrease) increase in cash in the period	(4,636)	10,275	18,958
Cash drawn down under new credit facility, net of issue costs	(326,700)	-	-
Cash used to repay old credit facility and new credit facility	53,012	25,588	71,988
Cash used to repay shareholder and previous shareholder loans	78,411	-	-
Cash used to repay loan to previous Virgin Mobile Telecoms Limited shareholders	240,969	-	-
Cash used to repay finance leases	1	161	164
Change in net debt resulting from cash flows	41,057	36,024	91,110
Other non-cash movements	(1,898)	(2,751)	(5,715)
Movement in net debt in the period	39,159	33,273	85,395
Opening net debt	(303,266)	(388,661)	(388,661)
Closing net debt	(264,107)	(355,388)	(303,266)

NOTES TO THE INTERIM REPORT

(1) BASIS OF PREPARATION

The summary financial information of Virgin Mobile Holdings (UK) plc and its subsidiaries (the "Group"), contained in the Interim Report, has been prepared using the same accounting policies as for the Group's last audited consolidated financial statements for the three months ended 31 March 2004, and in accordance with generally accepted accounting principles in the UK. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the UK have been omitted.

The Group has recently undergone a reorganisation. Prior to the reorganisation, the share capital of Virgin Mobile Telecoms Limited, the principal operating company of the Group, was divided into a number of different classes of shares. As part of the reorganisation, two further companies were added to the Group. Virgin Mobile Holdings (UK) plc, the holding company of the Group, owns 100 per cent of the shares in Virgin Mobile Group (UK) Limited which is also the borrower under the new credit facility which was entered into on 2 July 2004 and under which £330 million was drawn down in July 2004 and £30 million was repaid on 30 September 2004. Virgin Mobile Group (UK) Limited in turn owns 100 per cent of the shares in Virgin Mobile Telecoms Limited, which have been reorganised into one class. The reorganisation involved a number of share transfers at market value the consideration for which was either an issue of shares in Virgin Mobile Holdings (UK) plc or cash.

This reorganisation has been accounted for as a group reorganisation in accordance with Financial Reporting Standard 6 "Acquisitions and mergers" ("FRS 6"). The difference between the cost of investment in Virgin Mobile Telecoms Limited and the share capital of Virgin Mobile Telecoms Limited that arises on consolidation has been treated as a merger reserve in accordance with FRS 6. This merger reserve only arises upon consolidation and does not impact the level of distributable reserves within the Group. In accordance with FRS 6, the summary financial information has been prepared for all periods as if the group reorganisation had occurred before 1 April 2003. Therefore, the balances payable to the previous Virgin Mobile Telecoms Limited shareholders that arose through the group reorganisation have been included within the comparative balance sheets.

On 29 July 2004, the High Court granted an order confirming the reduction of the share premium account by £80,564,000 of its operating company subsidiary, Virgin Mobile Telecoms Limited. This has been accounted for in the consolidated balance sheet as a movement in reserves between the merger reserve and profit and loss account in the period ended 30 September 2004.

This share reduction and group reorganisation has been accounted for using merger accounting principles, in order to meet the overriding requirement under section 227(6) of the Companies Act 1985 for financial statements to present a true and fair view. The transaction does not meet one of the conditions for merger accounting under the Companies Act 1985, namely that the fair value of any non-equity consideration must not exceed 10% of the nominal value of equity shares issued. However, the Directors consider that the alternative approach of acquisition accounting, with the restatement of separable assets and liabilities to fair values, the creation of goodwill and inclusion of post-reorganisation results only, would not give a true and fair view of the Group's results and financial position. The substance of the transaction was not the acquisition of a business but a group reorganisation under which a new holding company has been established with all the former ordinary shareholders of the Group having the same proportionate interest in the new holding company as they had previously held in the Group. The Directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

Following the issuance of Financial Reporting Standard 20 "Share based payments" ("FRS 20"), the Group has elected to adopt this standard early in line with the recommendation of the Accounting Standards Board and in order to avoid a change in the Group's accounting policy for share based payments in future periods.

NOTES TO THE INTERIM REPORT

(2) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION
Profit on ordinary activities before taxation is stated after charging:

	Unaudited Six months ended 30 September 2004 £000	Unaudited Six months ended 30 September 2003 £000	Audited Twelve months ended 31 March 2004 £000
Depreciation	8,041	6,356	15,482
Exceptional items			
- Capital restructuring and IPO related expenses	6,158	-	-
- Pre-IPO employee share options scheme cost	5,599	-	-
- Previously disputed marketing support contributions	-	(3,243)	(17,243)
- Long term bonus	-	-	23,575
Total exceptional expenses (income)	11,757	(3,243)	6,332

The expense for £6,158,000 relates to expenditure incurred by the Group with respect to the group reorganisation undertaken and the Initial Public Offering ("IPO") in the period.

The expense for £5,599,000 relates to the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until the IPO.

At the end of 2002, T-Mobile was withholding amounts in respect of certain marketing support contributions. As a result of the settlement of various disputes involving Virgin Mobile Telecoms Limited, T-Mobile and certain Virgin Group companies, the Group was entitled to receive payment for previously disputed marketing support contributions. £3,243,000 was received and recognised as turnover in the six months ended 30 September 2003. A further £14,000,000 was received in the second six months of the twelve months ended 31 March 2004 and therefore a total of £17,243,000 was recognised as turnover in the twelve months ended 31 March 2004.

The expense for £23,575,000 relates to the implementation of the long-term bonus paid to employees as a reward for growing the business in the period from launch to 31 December 2003.

NOTES TO THE INTERIM REPORT

(3) TAXATION

The tax charge is based on the estimated annual effective tax rate. The effective tax rate before exceptional items is 30%. After incorporating the exceptional items, the effective tax rate for the six months ended 30 September 2004 is 35%. During the six months ended September 2003, a £9,109,000 deferred tax asset was recognised due to the Group's unutilised tax losses and unclaimed capital allowances. By 31 March 2004, a deferred tax asset of £36,193,000 had been fully recognised in the financial results. Therefore, in the results for the six months ended 30 September 2004, the Group has a tax charge for the period of £10,483,000.

(4) EARNINGS PER SHARE

	Unaudited Six months ended 30 September 2004 £000	Unaudited Six months ended 30 September 2003 £000	Audited Twelve months ended 31 March 2004 £000
Earnings			
Profit for the period (£'000)	19,488	48,479	93,367
Number of ordinary shares (000s)	250,152	250,000	250,000
Earnings per ordinary share			
Basic	7.8p	19.4p	37.3p
Diluted	7.7p	19.4p	37.3p
Earnings			
Profit for the period	19,488	48,479	93,367
Exceptional items	11,757	(3,243)	6,332
Tax effect of exceptional items	(2,035)	973	(1,900)
Underlying earnings	29,210	46,209	97,799
Underlying earnings per ordinary share	11.7p	18.5p	39.1p

Due to the group reorganisation as described in Note 1, the number of ordinary shares used to calculate earnings per ordinary share for all periods is based upon the 250,000,000 ordinary shares in issue following the group reorganisation, and adjusted in the current period for subsequent ordinary share issues.

The diluted earnings per share for the current period includes the impact of 4,152,000 outstanding ordinary share options or rights to ordinary shares at 30 September 2004.

(5) RECONCILIATION OF MOVEMENT IN CONSOLIDATED SHAREHOLDERS' FUNDS

	Unaudited Six months ended 30 September 2004 £000	Unaudited Six months ended 30 September 2003 £000	Audited Twelve months ended 31 March 2004 £000
Profit for the period	19,488	48,479	93,367
Employee share schemes	5,764	-	-
Issue of ordinary shares	848	-	-
Increase in shareholders' funds	26,100	48,479	93,367
Opening accumulated deficit	(296,010)	(389,377)	(389,377)
Closing accumulated deficit	(269,910)	(340,898)	(296,010)

NOTES TO THE INTERIM REPORT

(6) RECONCILAITION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Unaudited Six months ended 30 September 2004 £000	Unaudited Six months ended 30 September 2003 £000	Audited Twelve months ended 31 March 2004 £000
Operating profit	35,564	44,764	75,769
Depreciation	8,041	6,356	15,482
Loss (Gain) on disposal	85	-	(76)
Employee share schemes	5,764	-	-
Decrease (Increase) in stocks	2,219	410	(4,917)
Decrease (Increase) in debtors	8,150	(13,459)	(3,279)
(Decrease) Increase in creditors	(14,138)	9,497	26,575
Net cash flow from operating activities	45,685	47,568	109,554

(7) FINANCIAL COMMITMENTS

As at 30 September 2004, the Group had £nil (30 September 2003 - £nil, 31 March 2004 - £nil) of capital commitments contracted but not provided for.

(8) PUBLICATION OF NON-STATUTORY ACCOUNTS

The financial information contained in this Interim Report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The financial information for the twelve months ended 31 March 2004 is derived from the non-statutory accounts that were produced for the period, which received an unqualified audit opinion, did not contain a statement under s.237(2) or (3) of the Companies Act, and have been made available for public review on the Virgin Mobile (UK) website.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements. We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made. If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

Contacts

Virgin Mobile
Steven Day, Corporate Affairs Director, +44 (0)7931 777777 or +44 (0)20 7484 4300

Investors and Analysts
Alan Gow, Chief Financial Officer, +44 (0)7981 940244 or +44 (0)20 7484 4300
ir@virginmobile.com

Press Office
Alison Bonny, Head of Public Relations, +44 (0)7802 430276 or +44 (0)20 7484 4300
press.office@virginmobile.com

Finsbury
James Murgatroyd or Julius Duncan +44 (0)20 7251 3801

www.virginmobile.com/about

There will be a presentation for analysts and investors at The London Stock Exchange, 10 Paternoster Square, London EC4M 7LS. Attendees may register from 9am and the presentation will begin at 9.30am.

In addition, a live webcast of this event will be available through the Virgin Mobile website, which will also be archived for replay over the next six months:
http://about.virginmobile.com/about/ir/

You can pre-register for this webcast at:
http://www.ems.servecast.com/pe_storage/investis/Presentations/virgin/2004-11-18InterimResults/register.htm



VIRGIN MOBILE HOLDINGS (UK) PLC

CONTENTS

SUMMARY FINANCIALS

The following review of Virgin Mobile's operations for the six months ended 30 September 2004 is compared to both the statutory results and the pro forma results reflecting the current Telecommunications Supply Agreement (TSA), signed 29 January 2004 (see page 7 for definition), for the six months ended 30 September 2003. The purpose of the pro forma comparison is to provide a like-for-like picture of underlying performance. Management considers the pro forma comparison as the more relevant when reviewing operational performance on an ongoing basis. The new TSA was in operation for the whole of the six months ended 30 September 2004.

Unaudited	6 months ended 30 September 2004	6 months ended 30 September 2003	Change over period	Pro forma[1] 6 months ended 30 September 2003	Pro forma change over period
Turnover	256.7	218.0	18%	210.7	22%
Turnover before exceptional items	256.7	214.8	20%	207.5	24%
Operating profit before exceptional items	47.3	41.5	14%	33.2	42%
Exceptional items	(11.7)	3.2	N/A	3.2	N/A
Operating profit	35.6	44.7	(20%)	36.4	(2%)
Underlying EPS per share (pence)[2]	11.7p	18.5p	(37%)	7.8p	50%
EPS (pence)	7.8p	19.4p	(60%)	8.7p	(18%)
Operating free cash flow[2]	45.9	35.4	30%	27.1	69%
Operating free cash flow margin	17.9%	16.5%	1.4pp	13.1%	4.8pp

(1) The reconciliation of statutory to pro forma results and statutory EPS to underlying EPS is set out on page 15 & 16.

(2) Definitions for underlying EPS and operating free cash flow are set out in notes 4 and 5 in the Operating Data section, on page 14.

FINANCIAL HIGHLIGHTS

For the 6 months ended 30 September 2004 (H1 FY05) compared to
pro forma results for the 6 months ended 30 September 2003 (H1 FY04), before exceptional items.

Revenue increase driven by rapid growth in customer numbers

- Customer base up 47% to 4,609,000 (H1 FY04: 3,138,300)
- Net customer additions increased by 29% to 647,500 (H1 FY04: 501,200)
- Turnover up 24% to £256.7m (H1 FY04: £207.5m)
- Service revenue up 25% to £230.7m (H1 FY04: £184.9)

Profitability and cash generation enhanced

- EBITDA increased by 40% to £55.4m (H1 FY04: £39.6m); Operating profit increased by 42% to £47.3m (H1 FY04: £33.2m)
- Margins expanded, reflecting operating leverage: EBITDA margin up 2.5pp to 21.6% (H1 2003: 19.1%); Operating profit margin up 2.4pp to 18.4% (H1 FY04: 16.0%)
- Average operating costs per customer down 27%
- Continued capital efficiency with capital expenditure at 2.2% of revenue
- Operating free cash flow up 69% to £45.9m (H1 FY04: £27.1m)
- Strong cash generation leading to reduction in net debt to £264.1m from £311.4m

CHAIRMAN'S STATEMENT

Please see "Forward-looking statements" below.

Virgin Mobile successfully floated on the main market of the London Stock Exchange in July this year. This is our first report to shareholders since becoming a publicly listed company and I am pleased to be able to report good progress.

Summary of first half results

Turnover in the half year was up 24% to £256.7m (H1 2003 - £207.5m) reflecting continued rapid customer growth. Over the six month period we added 647,500 customers, more than any of our competitors, and 146,000 more than in the same period last year. Earnings also improved half year on half year reflecting our low cost business model and the scale benefits of the business. EBITDA improved 40% to £55.4m (H1 FY04 - £39.6m) and operating profit rose 42% to £47.3m (H1 FY04 - £33.2m) resulting in an EBITDA margin of 21.6% (H1 FY04 - 19.1%) and an operating profit margin of 18.4% (H1 FY04 - 16.0%).

An attractive feature of the Virgin Mobile operating model is its ability to generate high levels of cash. Free cash flow in the period was £45.9m up from £21.7m in the same period last year due to the increasing scale economies of the business, and the Group's low capital expenditure requirements. As a result, we have been able to reduce our net debt rapidly from £311.4m at the time of the flotation to £264.1m at the half-year end.

Dividend

The Board expects to declare a maiden dividend when the company reports full year results for the twelve months to end March 2005. As outlined in the prospectus for the flotation, this dividend will represent a payment of approximately two-thirds of 40% of pre-exceptionals net income.

Board

Part of my role as Chairman of the Virgin Mobile board is to ensure effective corporate governance of the Group. The board has established the appropriate committees and processes, along with clear lines of accountability, to enable effective governance within the operation. We are fortunate to have a very strong board with both our executive and non-executive members bringing a wealth of relevant experience. Excluding myself, the board currently has three independent non-executive directors, three executive directors, and one board member representative of our majority shareholder. We are in the process of recruiting a fourth independent non-executive director as recommended by the Combined Code.

Outlook

Over the past five years Virgin Mobile has established an impressive track record of producing profitable and rapid growth. The company is customer, not technology driven, with a clear focus on delivering great value and service. Its lower capital expenditure mobile virtual network operator business model will enable it to continue to build profits and generate high cash returns. My colleagues on the board are confident that the Group will continue to generate strong growth in customer numbers and profits throughout the year.

Charles Gurassa
Chairman
Virgin Mobile Holdings (UK) plc

CHIEF EXECUTIVE'S STATEMENT

Please see "Forward-looking statements" below.

I am delighted to report a successful first half to the 2004/5 financial year. These results come as Virgin Mobile passes its fifth birthday, and are testament to the ongoing success and expansion of our business. I am proud of what has been created at Virgin Mobile, thanks to the dedication of its spirited and hard-working staff, and I am confident our company will continue to grow rapidly and thrive in the future.

Operational review

Virgin Mobile was busy in the first half, launching a number of new products and services: an expanded range of colour, camera-equipped phones; MMS; GPRS and Virgin Mobile Bites - our new entertainment suite of bite-sized boredom busters. More recently, we have launched an extension to our pre-pay tariff, Bundles, which offers customers cheaper off-network calls and texts. All of these initiatives are designed to take Virgin Mobile to new and higher spending audiences, and to keep our existing customers loyal.

Virgin Mobile also expanded its distribution network during the half, with more of our own Virgin Mobile Specialist Stores coming on line inside Virgin Megastores. We also began our move into 500 smaller independent mobile retailers, as well as the beginnings of a trial of our concession store model with WH Smith.

I'm pleased to add that our customer service continues to be the best in the industry in the UK, with a number of awards won, including the J.D. Power & Associates award for best customer service in the pre-pay sector. Our innovations, and our continued service excellence, have resulted in strong customer growth, which in turn drives our impressive revenue growth. Coupled with tight cost controls and our capital-light business model, and despite the market competition and regulatory environment, I'm pleased to report Virgin Mobile has achieved handsome margin expansion.

Outlook

Virgin Mobile's brand, commitment to service, and unique and energetic corporate culture will drive us to continue our growth and margin performance through the second half of the year.

We are looking forward to a strong Christmas trading period, with further new consumer offerings contributing to continuing rapid growth.

The coming year will be an exciting one for Virgin Mobile, with a number of new products and services in the pipeline. Throughout 2005, we're planning further initiatives to help boost customer activity and spend, as well as the development of our first third generation mobile product.

I am thankful for the continuing support of our customers, suppliers, shareholders, the board and the management team, and all Virgin Mobile's staff; their involvement has ensured the success of Virgin Mobile to date, and gives me great confidence in our prospects for the remainder of the year and beyond.

Tom Alexander
Chief Executive
Virgin Mobile Holdings (UK) plc

OPERATING HIGHLIGHTS

As stated at the time of our IPO, Virgin Mobile's aim is to maintain strong growth by leveraging the Virgin Mobile brand and maintaining a differentiated approach to consumer markets. During the first half of the financial year we have delivered against this strategy in the following areas:

Expansion of distribution

- Enhanced our branded distribution by increasing the number of Virgin Mobile Specialist Stores in Virgin Megastores to 85, from a pilot of 10 a year ago. Specialist Stores have proved a highly effective distribution channel for Virgin Mobile, attracting high value customers.
- Expanded the Virgin Mobile Specialist Stores concept in October 2004 with a pilot at eight WH Smith locations.
- Added 500 retail outlets owned by independent dealers.
- At the end of September, Virgin Mobile products were available from more than 5,000 retailers in the UK, and airtime from more than 85,000 outlets.

New products and services

Over the past six months, we have increased the range of products and hardware available to our customers, including a number of new, highly-advanced phones and innovative services that set us apart from our competitors.

- Launched Virgin Mobile BITES, which forms the core platform for the delivery of multimedia services.
- Introduced new pre-pay top-up routes - ATM's, electronic vouchers, and Sky's interactive service.
- A major new tariff innovation, Bundles, was launched in October 2004. The Bundles product blurs the boundaries of the pre-pay and contract markets, increasing Virgin Mobile's addressable market by offering higher-spending consumers many of the benefits of a contract proposition without the need to sign a contract.

Brand investment

The vibrancy of our brand sets Virgin Mobile apart from other mobile operators.

- Pound for pound, we believe our advertising to be the most effective in the sector, evidenced by our receipt of a prestigious gold award at the IPA Advertising Effectiveness Awards 2004.
- The Company won Best Ad Campaign for 'Idle Thumbs' at the Mobile Choice Consumer Awards in October 2004.

Industry-leading customer service

Virgin Mobile's focus on excellent customer service is at the heart of everything the Company undertakes, and was rewarded again during this period.

- In its first year of inclusion, the J.D. Power & Associates survey (May 2004) concluded that Virgin Mobile had the most contented and satisfied pre-pay customers in the UK.
- Virgin Mobile won Best Customer Service for the fourth year in a row at the Mobile Choice Consumer Awards 2004.

FINANCIAL REVIEW

For the six months ended 30 September 2004 (H1 FY05) compared to pro forma results for the six months ended 30 September 2003 (H1 FY04), before exceptional items for both periods.

Customers

Net additions for the first half increased 29% to 647,500 (H1 FY04 net adds of 501,200) and our customer base grew to 4.6 million, a 47% increase from a year ago. This growth reflects the strength of our customer offer and the success of our differentiated approach in a competitive market. Churn was in line with our expectations at 14.3%.

Of our reported customers, 78.2% were active in the last 90 days (30 Sept 2003: 82.3%). A significant driver of this lower activity trend is the increasing handset upgrade activity by our customers, as recently introduced colour and camera phones prove increasingly popular. When pre-pay customers buy upgrade handsets, they receive a packaged second SIM card with free airtime.

Many of these customers take advantage of the free airtime before reverting to their original SIM, after which the second SIM may go inactive. While this impacts the reported activity trend, it is a highly attractive and economic upgrade mechanism for Virgin Mobile.

Despite the decline in the activity rate, the active customer base has grown by 40% in the past twelve months.

Revenue growth

Service revenue increased by 25% to £230.7m (H1 FY04: £184.9m) primarily due to our strong customer growth. Rolling 12 month ARPU was £137 compared to £147 at 31 March 2004, remaining among the highest pre-pay ARPUs in the market. This trend is consistent with Virgin Mobile's rapid customer acquisition strategy, resulting in very high growth in our customer base during the past 12 months. Very low incremental support costs and the low acquisition costs associated with our blended acquisition approach continue to ensure that the Company grows its base rapidly and in a highly profitable manner.

Service gross margin declined slightly to 62.2% from 63.4% in the six months ended 30 September 2003. This decline was the result of previous termination rate cuts as well as product mix, as the revenue contribution of roaming and other value-added services rose by nearly 100%. While the margin gained on these products is lower, their popularity provides incremental revenue streams to Virgin Mobile.

Continued cost control

From 30 September 2003, our customer base has grown by 47%, while operating costs before depreciation have risen by just 5% in the same period. This represents a 27% reduction in operating costs per unit[1]. The majority of this increase in operating costs was related to staffing costs for our Virgin Mobile Specialist Store expansion - there were 85 stores at 30 September 2004, compared to 10 stores at 30 September 2003. A further marginal increase was due to new costs associated with being a publicly listed company. Excluding these items, like for like cash operating costs were stable, representing a reduction of 32% in unit operating costs.

Our highly effective SIM-only distribution approach through specialist retailers, where the retailer provides the handset, has continued to be successful. This economic approach, coupled with further optimisation of our channel marketing activity and the exceptional growth of our customer base, has enabled us to keep customer acquisition costs flat at £26 within a competitive marketplace.

Increased profitability

In line with our strategy, we continue to grow profitability through strong revenue growth and operating leverage of the cost base, evidenced by expanding EBITDA margin to 21.6% (H1 FY04: 19.1%).

Our virtual network model requires minimal capital expenditure. Depreciation remained low at £8.1m for the six months ended 30 September 2004 (H1 FY04: £6.4m), enabling operating profit margin expansion to 18.4% (H1 FY04: 16.0%).

Cash generation

Capital expenditure remained low at £5.7m within a period of significant development, in which we have added platform capability and launched a number of new products, including GPRS, MMS, Virgin Mobile BITES and Bundles. We have received excellent development support from our network partner, T-Mobile, under the terms of our new supply contract.

A significant part of our capital expenditure has been deployed to service continued customer growth and improved resilience of core IT systems.

The strong revenue growth and low levels of operational and capital expenditure have generated operating free cash flow of £45.9m. This has allowed us to reduce net debt to £264.1m as at 30 September 2004.

1 Unit operating costs are average costs per customer per month.

SECOND QUARTER KEY PERFORMANCE INDICATORS

Net customer additions in the second quarter to 30 September 2004 were 360,300, up 25% over net additions in Q1, and 55% over the same period last year. The total customer base is now 4.6 million. Growth continues to be driven by the broad appeal of the Virgin Mobile brand, our simple and compelling customer proposition, award-winning customer focus and broad distribution network. As discussed above, the reduction in the activity percentage to 78.2% (from 79.8% at 30 June 2004) is due primarily to an increased number of our customers upgrading handsets. Our rolling 12-month churn rate for the quarter was stable at 14.3% (15.2% at 30 June 2004).

ARPU on a rolling 12-month basis was £137 compared to £142 at 30 June 2004. The ARPU continues to reflect the exceptional customer growth over the previous 12 months, and in particular the Christmas 2003 quarter net connections of 540,100. Our low-cost model and the economies of scale inherent in Virgin Mobile's business ensure that we continue to grow our customer base in a highly profitable manner.

STATUTORY RESULTS REVIEW

For the statutory results for the six months ended 30 September 2004 (H1 FY05) to the six months ended 30 September 2003 (H1 FY04). This review includes exceptional items, unless stated. For a reconciliation of statutory to pro forma results, please see page 15.

Our turnover increased, on a statutory basis, by 18% to £256.7m in the six months ended 30 September 2004 (H1 FY04: £218.0m). The growth of 18% year over year was achieved despite exceptional turnover of £3.2m (relating to the settlement with T-Mobile) recognised in the six months to 30 September 2003, as well as the impact of the new TSA, which would have resulted in £7.3m less turnover reported in H1 FY04 if the new TSA had been operational throughout.

Operating profit before exceptional items increased by 14% to £47.3m (H1 FY04 - £41.5m). This was despite the impact of the new TSA, which, if operational during the six months to 30 September 2003, would have caused operating profit to be lower by £8.3m (being £7.3m less reported turnover and £1.0m additional reported cost of sales).

The combined impact of the exceptional turnover of £3.2m reported in the six months ended 30 September 2003, the introduction of the new TSA, as well as exceptional costs of £11.7m in the current period relating to the capital restructuring and initial public offering of Virgin Mobile, meant that operating profit after exceptional items declined by 20% to £35.6m in H1 FY05 (H1 FY04: £44.7m).

A new £350m credit facility was signed on 2 July 2004, and was therefore in force for only half of the six-month reporting period. As a result, the net interest expense increased by just 4% to £5.6m in the six months ended 30 September 2004 (H1 FY04: £5.4m).

During the six months ended 30 September 2003, a £9.1m deferred tax asset was recognised due to our unutilised tax losses and unclaimed capital allowances. By 31 March 2004, the full value of the deferred tax asset of £36.2m had been fully recognised in the financial results. Therefore, in the results for the six months ended 30 September 2004, we have accounted for a tax charge for the period of £10.5m. Due to our unutilised tax losses and unclaimed capital allowances, no cash taxes are payable in respect of this accounting period.

OUTLOOK

Please see "Forward-looking statements" below.

In the second half, the Company will continue to focus on profitable customer growth, supported by recent and planned marketing developments. Customer growth is expected to continue to fuel strong revenue performance. The second half of the year sees the full effect of the OFCOM termination rate cut which came into effect on 1 September 2004. Normalising for the effect of the rate cut, underlying service revenue growth is expected to be low- to mid-twenties in the second half. Inclusive of the full impact of the OFCOM cut, full year service revenue growth is expected to be in the high teens, as previously stated.

The second half, which includes Christmas trading, also traditionally sees higher acquisition volumes; the cost impact of this means that while second half margins are expected to show significant improvement on H2 FY04, they are expected to be lower than first half margins, which is in line with the normal seasonality of the business. Normalising for the effect of the OFCOM rate cut, we expect significant underlying margin improvement. For the full year, strong revenue growth coupled with the Company's low acquisition costs and operating leverage, leads us to be comfortable with current consensus forecasts.

Our unique capital efficiency, coupled with our ability to leverage the strengths of our network partner, makes us confident that capital expenditure will be less than 3.5% of revenue for the full year ended March 2005.

We anticipate declaring our first dividend to shareholders as a final dividend for the year ending March 2005. As outlined in the prospectus, this will be based on approximately 40% of pre-exceptional net income, paid as a final dividend at two thirds of the payout ratio for the year.

OPERATING DATA

HALF YEAR COMPARATIVES

	6 months ended 30 September 2004	Pro forma[1] 6 months ended 30 September 2003	Change over pro forma prior period	Pro forma[1] 6 months ended 31 March	Pro forma[1] 12 months ended 31 March 2004
Financial operating data[2]					
Service turnover	230.7	184.9	25%	209.1	394.0
Equipment turnover	26.0	22.6	15%	36.7	59.3
Total turnover	256.7	207.5	24%	245.8	453.3
Service gross profit	143.4	117.3	22%	129.4	246.7
Equipment gross profit	(27.5)	(20.2)	36%	(30.8)	(51.0)
Total gross profit	115.9	97.1	19%	98.6	195.7
Service gross margin	62.2%	63.4%	(1.2pp)	61.9%	62.6%
Gross margin	45.1%	46.8%	(1.7pp)	40.1%	43.2%
Cash operating expenses	(60.5)	(57.5)	5%	(59.5)	(117.0)
EBITDA[3]	55.4	39.6	40%	39.1	78.7
EBITDA margin	21.6%	19.1%	2.5pp	15.9%	17.4%
Change in working capital	(3.8)	(3.6)	6%	22.0	18.4
Purchase of tangible fixed assets	(5.7)	(8.9)	(36%)	(5.8)	(14.7)
Operating free cash flow[4]	45.9	27.1	69%	55.3	82.4
Operating free cash flow margin	17.9%	13.1%	4.8pp	22.5%	18.2%
EBITDA[3]	55.4	39.6	40%	39.1	78.7
Depreciation	(8.1)	(6.4)	27%	(9.1)	(15.5)
Operating profit	47.3	33.2	42%	30.0	63.2
Operating profit margin	18.4%	16.0%	2.4pp	12.2%	13.9%
Underlying earnings per share[5]	11.7p	7.8p	50%	7.2p	15.0p
Net debt	264.1	355.4	(26%)	303.3	303.3

HALF YEAR COMPARATIVES (CONTINUED)

	6 months ended 30 September 2004	Pro forma[1] 6 months ended 30 September 2003	Change over pro forma prior period	Pro forma[1] 6 months ended 31 March 2004	Pro forma[1] 12 months ended 31 March 2004
Non-financial operating data[6]					
Total customers (thousands)	4,609.0	3,138.3	47%	3,961.5	3,961.5
Net customer additions (thousands)	647.5	501.2	29%	823.2	1,324.4
Churn rate (%)	14.3%	16.0%	(1.7pp)	14.0%	14.0%
Customer activity level (%)	78.2%	82.3%	(4.1pp)	81.8%	81.8%
Average Revenue Per User ("ARPU")	£137	N/A[7]	N/A	£147	£147
Non-voice service turnover as a percentage of service turnover (%)	29.0%	N/A[7]	N/A	28.0%	28.0%
Annual Minutes of Use ("MOU") per customer (minutes)	831	933	(11%)	884	884
Annual SMS per customer (SMS messages)	667	675	(1%)	686	686
Subscriber Acquisition Costs ("SAC") per gross addition (£)	£26	£26	-	£24	£25
Capital expenditure as a percentage of total turnover (%)	2.2%	4.3%	(2.1pp)	2.3%	3.2%

QUARTERLY NON-FINANCIAL OPERATING DATA[6]

	3 months ended 30 September 2003	3 months ended 31 December 2003	3 months ended 31 March 2004	3 months ended 30 June 2004	3 months ended 30 September 2004
Total customers (thousands)	3,138.3	3,678.5	3,961.5	4,248.7	4,609.0
Net customer additions (thousands)	231.6	540.2	283.0	287.2	360.3
Churn rate (%)	16.0%	13.8%	14.0%	15.2%	14.3%
Customer activity level (%)	82.3%	84.3%	81.8%	79.8%	78.2%
ARPU (£)	N/A[7]	N/A[7]	£147	£142	£137

(1) On 29 January 2004, we entered into a new telecommunications supply agreement ("TSA") with our network provider, T-Mobile. Until 29 January 2004, under our previous telecommunications supply agreement, T-Mobile paid marketing support contributions ("MSC"), being a monthly amount based on the number of customers in that month, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties in respect of inbound calls, or messages sent, to our customers, which we recognise as turnover. Also, under the new TSA, the charges the we pay to T-Mobile for use of their network are different to the charges under the previous telecommunications supply agreement. The above results, including ARPU and non-voice service turnover as a percentage of service turnover, for the six months ended 30 September 2003 and the twelve months ended 31 March 2004 have been prepared for illustrative purposes as if the new TSA had been operational from 1 April 2003.

(2) All financial results are shown before exceptional items, being an £11.7m expense in the six months ended 30 September 2004 relating to the capital restructuring and IPO and £3.2m revenue in the six months ended 30 September 2003 relating to previously withheld MSC subsequently received from T-Mobile.

(3) Due to our low levels of capital investment, we believe that operating profit is a useful measure of profitability we achieve with our asset base. In addition, we believe it is a useful measure for some investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. EBITDA is presented because it is a standard financial metric used in our industry. EBITDA consists of profit before finance charges (net), tax on profit on ordinary activities and depreciation and amortisation. EBITDA is not a measure of financial performance under UK GAAP, US GAAP or IAS and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net profit as indicators of our operating performance or any other measures of performance derived in accordance with UK GAAP, US GAAP or IAS.

(4) Operating free cash flow is defined as EBITDA before exceptional items, adjusted for changes in working capital and less capital expenditure.

(5) Underlying earnings per share is based on the results before exceptional items and a normalised tax charge based on our effective tax rate of 30% of pre-tax profits.

(6) Total customers and customer activity levels are shown as at the relevant dates. Churn rates, ARPU, non-voice service turnover as a percentage of service turnover, annual MOU per customer and annual SMS per customer are based on information in the preceding twelve months from the relevant dates. Net customer additions, SAC per gross addition and capital expenditure as a percentage of turnover are based on information during the relevant period.

(7) ARPU and non-voice service turnover as a percentage of service turnover are not shown for the periods ended 30 September 2003 and 31 December 2003 as results have been based on pro forma results assuming the new TSA had been operational from 1 April 2003 and therefore there is not a full twelve months of information based on the new TSA prior to these dates.

PRO FORMA RESULTS RECONCILIATION

PRO FORMA RESULTS RECONCILIATION

The following shows a reconciliation between our statutory results and our pro forma results for the six months ended 30 September 2003:

	Unaudited 6 months ended 30 September 2003	Adjustment		Pro forma 6 months ended 30 September 2003
	£ million	£ million	Note	£ million
Turnover before exceptional items	214.8	(7.3)	(1)	207.5
Exceptional turnover	3.2	-		3.2
Turnover	218.0	(7.3)		210.7
Cost of sales	(109.4)	(1.0)	(2)	(110.4)
Gross profit	108.6	(8.3)	(1), (2)	100.3
Total administrative expenses	(63.9)	-		(63.9)
Operating profit before exceptional items	41.5	(8.3)	(1), (2)	33.2
Exceptional items	3.2	-		3.2
Operating profit	44.7	(8.3)	(1), (2)	36.4
Finance charges (net)	(5.4)	-	(3)	(5.4)
Profit on ordinary activities before taxation	39.3	(8.3)		31.0
Tax on profit on ordinary activities before taxation	9.1	(18.4)	(4)	(9.3)
Profit for the period	48.4	(26.7)		21.7

PRO FORMA RESULTS RECONCILIATION (CONTINUED)

The following shows a reconciliation between our statutory earnings per share and our pro forma earnings per share for the six months ended 30 September 2003:

	Unaudited 6 months ended 30 September 2003	Adjustment	Pro forma 6 months ended 30 September 2003
	£ million	£ million	£ million
Profit for the financial year	48.4	(26.7)	21.7
Earnings per ordinary share (pence - based on 250 million shares)	19.4p	(10.7p)	8.7p
Profit for the financial year	48.4	(26.7)	21.7
Exceptional items	(3.2)	-	(3.2)
Tax effect of exceptional items	1.0	-	1.0
Underlying profit for the financial year	46.2	(26.7)	19.5
Underlying earnings per ordinary share (pence - based on 250 million shares)	18.5p	(10.7p)	7.8p

PRO FORMA RESULTS RECONCILIATION (CONTINUED)

The following shows a reconciliation between our operating free cash flow derived from statutory results and our operating free cash flow derived from pro forma results for the six months ended 30 September 2003:

	Unaudited 6 months ended 30 September 2003	Adjustment		Pro forma 6 months ended 30 September 2003
	£ million	£ million	Note	£ million
Operating profit	44.7	(8.3)	(1), (2)	36.4
Exceptional items	(3.2)	-		(3.2)
Operating profit before exceptional items	41.5	(8.3)	(1), (2)	33.2
Depreciation	6.4	-		6.4
Change in working capital	(3.6)	-		(3.6)
Capital expenditure	(8.9)	-		(8.9)
Operating free cash flow	35.4	(8.3)	(1), (2)	27.1

(1) On 29 January 2004, we entered into a new telecommunications supply agreement ("TSA") with our network provider, T-Mobile. Until 29 January 2004, under the previous telecommunications supply agreement, T-Mobile paid marketing support contributions ("MSC"), being a monthly amount based on the number of customers in that month, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties in respect of inbound calls, or messages sent, to our customers, which we recognise as turnover. The adjustment reflects the difference between the amount we received as MSC compared to the amount of inbound revenue we would have received under the new TSA.

(2) Under the new TSA, the charges we pay to T-Mobile for use of their network are different to the charges under our previous telecommunications supply agreement. The adjustment reflects the impact as if the revised charges had been used for the entire period.

(3) No adjustments have been made to finance charges as it is assumed that any changes in operating profit would have been mirrored by changes in working capital.

(4) The adjusment to the tax charge reflects the change in profit and normalises that tax charge for the period at the effective tax rate of 30%.

INDEPENDENT REVIEW REPORT TO

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2004 which comprises the summary consolidated profit and loss account, the summary consolidated balance sheet, the summary consolidated cash flow statement, the reconciliation of net cash flow movement to movement in net debt and related notes 1 to 8. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

Deloitte & Touche LLP
Chartered Accountants
London
18 November 2004

PROFIT & LOSS ACCOUNT

SUMMARY CONSOLIDATED PROFIT & LOSS ACCOUNT

		Unaudited 6 months ended 30 September 2004	Unaudited 6 months ended 30 September 2003	Audited 12 months ended 31 March 2004
[illegible]		[illegible]	[illegible]	[illegible]
Turnover before exceptional items		256,739	214,808	470,388
Exceptional turnover	2	-	3,243	17,243
Turnover		256,739	218,051	487,631
Cost of sales		(140,804)	(109,431)	(255,831)
Gross profit		115,935	108,620	231,800
Total administrative expenses before exceptional operating costs		(68,614)	(63,856)	(132,456)
Exceptional operating costs	2	(11,757)	-	(23,575)
Total administrative expenses		(80,371)	(63,856)	(156,031)
Operating profit before exceptional items		47,321	41,521	82,101
Exceptional items	2	(11,757)	3,243	(6,332)
Operating profit		35,564	44,764	75,769
Finance charges (net)		(5,593)	(5,394)	(9,594)
Profit & ordinary activities before taxation	2	29,971	39,370	66,175
Tax on profit on ordinary activities before taxation	3	(10,483)	9,109	27,192
Profit for the period		19,488	48,479	93,367
Earnings per ordinary share	4	7.8p	19.4p	37.3p
Diluted earnings per ordinary share	4	7.7p	19.4p	37.3p
Underlying earnings per ordinary share	4	11.7p	18.5p	39.1p

BALANCE SHEET

SUMMARY CONSOLIDATED BALANCE SHEET

		Unaudited 30 September 2004	Unaudited 30 September 2003	Audited 31 March 2004
	Notes	£000	£000	£000
Fixed assets				
Tangible assets		25,413	30,464	26,532
Current assets				
Stocks		8,582	5,474	10,801
Debtors		30,418	48,746	39,865
Deferred tax asset		25,710	18,110	36,193
Cash at bank and in hand		32,845	28,798	37,481
		97,555	101,128	124,340
Creditors : amounts falling due within one year		(142,563)	(373,971)	(445,681)
Net current liabilities		(45,008)	(272,843)	(321,341)
Total assets less current liabilities		(19,595)	(242,379)	(294,809)
Creditors : amounts falling due after more than one year		(250,315)	(98,519)	(1,201)
Net liabilities		(269,910)	(340,898)	(296,010)
Capital and reserves				
Called up share capital	1	25,058	25,000	25,000
Share premium account	1	12,660	11,870	11,870
Merger reserve	1	(328,348)	(247,784)	(247,784)
Profit and loss account		20,720	(129,984)	(85,096)
Accumulated deficit	5	(269,910)	(340,898)	(296,010)

CASH FLOW STATEMENT

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	Note	Unaudited 6 months ended 30 September 2004	Unaudited 6 months ended 30 September 2003	Audited 12 months ended 31 March 2004
		£'000	£'000	£'000
Net cash inflow from operating activities	6	45,685	47,568	109,554
Returns on investment and servicing of finance		260	(2,600)	(3,824)
Capital expenditure and financial investment		(5,736)	(8,944)	(14,620)
Cash inflow before financing		40,209	36,024	91,110
Financing		(44,845)	(25,749)	(72,152)
(Decrease) Increase in cash in the period		(4,636)	10,275	18,958

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Unaudited 6 months ended 30 September 2004	Unaudited 6 months ended 30 September 2003	Audited 12 months ended 31 March 2004
	£'000	£'000	£'000
(Decrease) Increase in cash in the period	(4,636)	10,275	18,958
Cash drawn down under new credit facility	(326,700)	-	-
Cash used to repay old credit facility & new credit facility	53,012	25,588	71,988
Cash used to repay shareholder & previous shareholder loans	78,411	-	-
Cash used to repay loan to previous Virgin Mobile Telecoms Limited shareholders	240,969	-	-
Cash used to repay finance leases	1	161	164
Change in net debt resulting from cash flows	41,057	36,024	91,110
Other non-cash movements	(1,898)	(2,751)	(5,715)
Movement in net debt in the period	39,159	33,273	85,395
Opening net debt	(303,266)	(388,661)	(388,661)
Closing net debt	(264,107)	(355,388)	(303,266)

NOTES TO THE INTERIM REPORT

(1) BASIS OF PREPARATION

The summary financial information of Virgin Mobile Holdings (UK) plc and its subsidiaries (the "Group"), contained in the Interim Report, has been prepared using the same accounting policies as for the Group's last audited consolidated financial statements for the three months ended 31 March 2004, and in accordance with generally accepted accounting principles in the UK. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the UK have been omitted.

The Group has recently undergone a reorganisation. Prior to the reorganisation, the share capital of Virgin Mobile Telecoms Limited, the principal operating company of the Group, was divided into a number of different classes of shares. As part of the reorganisation, two further companies were added to the Group. Virgin Mobile Holdings (UK) plc, the holding company of the Group, owns 100 per cent. of the shares in Virgin Mobile Group (UK) Limited which is also the borrower under the new credit facility which was entered into on 2 July 2004 and under which £330 million was drawn down in July 2004 and £30 million was repaid on 30 September 2004. Virgin Mobile Group (UK) Limited in turn owns 100 per cent. of the shares in Virgin Mobile Telecoms Limited, which have been reorganised into one class. The reorganisation involved a number of share transfers at market value the consideration for which was either an issue of shares in Virgin Mobile Holdings (UK) plc or cash.

This reorganisation has been accounted for as a group reorganisation in accordance with Financial Reporting Standard 6 "Acquisitions and mergers" ("FRS 6"). The difference between the cost of investment in Virgin Mobile Telecoms Limited and the share capital of Virgin Mobile Telecoms Limited that arises on consolidation has been treated as a merger reserve in accordance with FRS 6. This merger reserve only arises upon consolidation and does not impact the level of distributable reserves within the Group. In accordance with FRS 6, the summary financial information has been prepared for all periods as if the group reorganisation had occurred before 1 April 2003. Therefore, the balances payable to the previous Virgin Mobile Telecoms Limited shareholders that arose through the group reorganisation have been included within the comparative balance sheets.

On 29 July 2004, the High Court granted an order confirming the reduction of the share premium account by £80,564,000 of its operating company subsidiary, Virgin Mobile Telecoms Limited. This has been accounted for in the consolidated balance sheet as a movement in reserves between the merger reserve and profit and loss account in the period ended 30 September 2004.

This share reduction and group reorganisation has been accounted for using merger accounting principles, in order to meet the overriding requirement under section 227(6) of the Companies Act 1985 for financial statements to present a true and fair view. The transaction does not meet one of the conditions for merger accounting under the Companies Act 1985, namely that the fair value of any non-equity consideration must not exceed 10% of the nominal value of equity shares issued. However, the Directors consider that the alternative approach of acquisition accounting, with the restatement of separable assets and liabilities to fair values, the creation of goodwill and inclusion of post-reorganisation results only, would not give a true and fair view of the Group's results and financial position. The substance of the transaction was not the acquisition of a business but a group reorganisation under which a new holding company has been established with all the former ordinary

(1) BASIS OF PREPARATION (CONTINUED)

shareholders of the Group having the same proportionate interest in the new holding company as they had previously held in the Group. The Directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

Following the issuance of Financial Reporting Standard 20 "Share based payments" ("FRS 20"), the Group has elected to adopt this standard early in line with the recommendation of the Accounting Standards Board and in order to avoid a change in the Group's accounting policy for share based payments in future periods.

(2) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit on ordinary activities before taxation is stated after charging:

	Unaudited 6 months ended 30 September 2004	Unaudited 6 months ended 30 September 2003	Audited 12 months ended 31 March 2004
Depreciation	8,041	6,356	15,482
Exceptional items			
Capital restructuring and IPO related expenses	6,158	-	-
Pre-IPO employee share options scheme cost	5,599	-	-
Previously disputed marketing support contributions	-	(3,243)	(17,243)
Long term bonus	-	-	23,575
Total exceptional expenses (income)	11,757	(3,243)	6,332

The expense for £6,158,000 relates to expenditure incurred by the Group with respect to the group reorganisation undertaken and the Initial Public Offering ("IPO") in the period.

The expense for £5,599,000 relates to the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until the IPO.

At the end of 2002, T-Mobile were withholding amounts in respect of certain marketing support contributions. As a result of the settlement of various disputes involving Virgin Mobile Telecoms Limited, T-Mobile and certain Virgin Group companies, the Group was entitled to receive payment for previously disputed marketing support contributions. £3,243,000 was received and recognised as turnover in the six months ended 30 September 2003. A further £14,000,000 was received in the second six months of the twelve months ended 31 March 2004 and therefore a total of £17,243,000 was recognised as turnover in the twelve months ended 31 March 2004.

The expense for £23,575,000 relates to the implementation of the long term bonus paid to employees as a reward for growing the business in the period from launch to 31 December 2003.

(3) TAXATION

The tax charge is based on the estimated annual effective tax rate. The effective tax rate before exceptional items is 30%. After incorporating the exceptional items, the effective tax rate for the six months ended 30 September 2004 is 35%. During the six months ended September 2003, a £9,109,000 deferred tax asset was recognised due to the Group's unutilised tax losses and unclaimed capital allowances. By 31 March 2004, a deferred tax asset of £36,193,000 had been fully recognised in the financial results. Therefore, in the results for the six months ended 30 September 2004, the Group has a tax charge for the period of £10,483,000.

(4) EARNINGS PER SHARE

	Unaudited 6 months ended 30 September 2004	Unaudited 6 months ended 30 September 2003	Audited 12 months ended 31 March 2004
Earnings			
Profit for the period	19,488	48,479	93,367
Number of ordinary shares (000s)	250,152	250,000	250,000
Earnings per ordinary share			
Basic	7.8p	19.4p	37.3p
Diluted	7.7p	19.4p	37.3p
Earnings			
Profit for the period	19,488	48,479	93,367
Exceptional items	11,757	(3,243)	6,332
Tax effect of exceptional items	(2,035)	973	(1,900)
Underlying earnings	29,210	46,209	97,799
Underlying earnings per ordinary share	11.7p	18.5p	39.1p

Due to the group reorganisation as described in Note 1, the number of ordinary shares used to calculate earnings per ordinary share for all periods is based upon the 250,000,000 ordinary shares in issue following the group reorganisation, and adjusted in the current period for subsequent ordinary share issues.

The diluted earnings per share for the current period includes the impact of 4,152,000 outstanding ordinary share options or rights to ordinary shares at 30 September 2004.

(5) RECONCILIATION OF MOVEMENT IN CONSOLIDATED SHAREHOLDERS' FUNDS

	Unaudited 6 months ended 30 September 2004	Unaudited 6 months ended 30 September 2003	Audited 12 months ended 31 March 2004
	£'000	£'000	£'000
Profit for the period	19,488	48,479	93,367
Employee share schemes	5,764	-	-
Issue of ordinary shares	848	-	-
Increase in shareholders' funds	26,100	48,479	93,367
Opening accumulated deficit	(296,010)	(389,377)	(389,377)
Closing accumulated deficit	(269,910)	(340,898)	(296,010)

(6) RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Unaudited 6 months ended 30 September 2004	Unaudited 6 months ended 30 September 2003	Audited 12 months ended 31 March 2004
	£'000	£'000	£'000
Operating profit	35,564	44,764	75,769
Depreciation	8,041	6,356	15,482
Loss (Gain) on disposal	85	-	(76)
Employee share schemes	5,764	-	-
Decrease (Increase) in stocks	2,219	410	(4,917)
Decrease (Increase) in debtors	8,150	(13,459)	(3,279)
(Decrease) Increase in creditors	(14,138)	9,497	26,575
Net cash flow from operating activities	45,685	47,568	109,554

(7) FINANCIAL COMMITMENTS

As at 30 September 2004, the Group had £nil (30 September 2003 - £nil, 31 March 2004 - £nil) of capital commitments contracted but not provided for.

(8) PUBLICATION OF NON-STATUTORY ACCOUNTS

The financial information contained in this Interim Report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The financial information for the twelve months ended 31 March 2004 is derived from the non-statutory accounts that were produced for the period, which received an unqualified audit opinion, did not contain a statement under s.237(2) or (3) of the Companies Act, and have been made available for public review on the Virgin Mobile (UK) website.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements. We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made. If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

CONTACTS

Virgin Mobile
Steven Day
Corporate Affairs Director
+44 (0)7931 777 777 or +44 (0)20 7484 4300

Investors & Analysts
Alan Gow
Chief Financial Officer
+44 (0)7981 940 244 or +44 (0)20 7484 4300

Press Office
Alison Bonny
Head of Public Relations
+44 (0)7802 430 276 or +44 (0)20 7484 4300
press.office@virginmobile.com

Finsbury Public Relations
James Murgatroyd or Julius Duncan
+44 (0)20 7251 3801

www.virginmobile.com/about

REG-Virgin Mobile Hldgs Q3 KPIs
01/02/2005

RNS Number:0302I
Virgin Mobile Holdings (UK) PLC
01 February 2005

London: 1 February 2005

Virgin Mobile continues strong, profitable growth through Christmas quarter and reaches 5 million connections

Virgin Mobile Holdings (UK) plc ("Virgin Mobile"), the UK's largest mobile virtual network operator (MVNO), today announced its key performance indicators (KPIs) for the three months to 31 December 2004.

Highlights

- Strong growth with 417,000 net additions; best ever connections quarter

- Total reported connections of 5,026,000 (31 Dec 03: 3,678,000), up 37%

- Q3 service revenue up 9.4% year on year (up 19.7% excluding Ofcom)

- ARPU trend developed in line with expectations; rolling 12 month ARPU of £132

- Subscriber Acquisition Costs (SACs) controlled at £28

Tom Alexander, Chief Executive of Virgin Mobile, said:

"I'm very pleased to report another strong set of figures for Virgin Mobile; the company continues to expand in a very competitive market. Our performance demonstrates once again the strong consumer appeal of our brand, as well as the robustness of our virtual business model.

"In this last Christmas quarter we enjoyed record connections - our best ever quarter - resulting in Virgin Mobile passing its 5 million milestone. Strong January trading has seen us make a good start to 2005.

"I am delighted Virgin Mobile was recently voted network of the year*. The compelling appeal of our brand, our outstanding customer service, and our consumer-friendly, value for money products are driving growth. The efficiencies in our business operations have helped to improve operating profit margins, and deliver profitable growth in line with our ambition."

Operational review

Connections Growth
Connections volume accelerated into the third quarter with strong net additions of 417,000. This increased our reported connected base to 5,026,000, up 37% on a year ago.

The number of customers who have used their SIM connection within the past 90

days has increased by 25% on a year ago, and was up 275,000 in the quarter. As at 31 December 2004, the 90-day activity level was 77.2%. The expected competitiveness of the market was reflected in higher churn at 16.2%.

ARPU

Our rolling 12 month ARPU was £132 in line with expectations. The reduction from £137 in the previous quarter mainly reflects the impact of the Ofcom interconnect rate cuts in September 2004.

Service revenue grew by 9.4% in the quarter compared to a year ago. The underlying rate of growth, excluding the one-off impact of the Ofcom cut, was 19.7%. This, combined with improved productivity and low incremental support costs, fuels the growing cash generation and profitability of our company.

Non-voice services have increased to 29.7% of service revenue, up from 29.0% the previous quarter on a rolling 12 months basis.

SACs

Virgin Mobile's continued growth has been achieved with only a relatively modest increase in SACs, in highly competitive market conditions. SACs were £28 for the quarter, in line with the planned seasonal increase we signalled at the interim results. This achievement is the result of our strategy of pursuing profitable growth, through balanced acquisition and retention economics.

Outlook

Virgin Mobile's strong connections performance has continued throughout January - being 25% ahead of the same month last year. Our operating leverage and controlled SACs are delivering improved operating profit margins, and we are on track to deliver profits in line with the consensus range.

The business continues to be strongly cash generative and we maintain our guidance on capital expenditure and dividend policy.

Quarterly key performance indicators

	Quarter to 31 Dec 2003	Quarter to 31 Mar 2004	Quarter to 30 Jun 2004	Quarter to 30 Sept 2004	Quarter to 31 Dec 2004
Connected base (000)	3,679	3,962	4,249	4,609	5,026
Net additions (000)	540	283	287	360	417
Churn rate**	13.8%	14.0%	15.2%	14.3%	16.2%
Activity level	84.3%	81.8%	79.8%	78.2%	77.2%
ARPU**	na	£147	£142	£137	£132
Non-voice services % of service revenue**	na	28.0%	28.7%	29.0%	29.7%
SAC per gross connect	£24	£30	£28	£24	£28

NOTES

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements. We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made. If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

*What Mobile magazine awards 2004/05, February 2005.

** On a rolling 12 month basis.

CONTACTS

Virgin Mobile
Steven Day, Corporate Affairs Director, +44 (0)7931 777777 or +44 (0)20 7484 4300.

Investors and Analysts
Alan Gow, Chief Financial Officer, +44 (0)7981 940244 or +44 (0)20 7484 4300.

Finsbury
James Murgatroyd or Julius Duncan +44 (0)20 7251 3801.

www.virginmobile.com/about

There will be a conference call for analysts and investors beginning at 09.30am. The dial in number is +44 (0)20 7162 0182. A recording of the call will be available through our website http://about.virginmobile.com/about/ir/downloads. It will be archived for three months.

REG-Virgin Mobile Hldgs Launch of contract offer
29/04/2005

RNS Number:7035L
Virgin Mobile Holdings (UK) PLC
29 April 2005

Virgin Mobile announces entry into contract market

Exclusive launch with The Carphone Warehouse

London - 29 April 2005: Virgin Mobile Holdings (UK) plc (Virgin Mobile) today announces the launch of its first consumer contract offer, Virgin Mobile Pay Monthly.

Virgin Mobile's new offer is the only consumer contract offer available in the UK that guarantees consumers either a reduction in their monthly charge, giving consumers access to cheaper monthly costs, or the option to renew at the end of the 12 or 18 month term and receive a new phone. This compares to other networks that allow customers to continue paying the same contract rate in month 13, and beyond, even though the customer has paid off the cost of their handset.

Virgin Mobile Pay Monthly goes on sale on 1st May 2005, and is available exclusively through The Carphone Warehouse stores, website, and telesales operations for the first three months. The partnership with The Carphone Warehouse reflects the close working relationship between the two consumer-focussed organisations. This highly competitive product is available with a wide range of the latest and most fashionable phones, and value for money airtime bundles.
Virgin Mobile's contract launch is in line with plans outlined at the time of the company's IPO last July, when the company said it would enter this segment of the market within a year. Virgin Mobile intends to add further distribution channels over time, and this strategy is consistent with the company's plan to take a phased and measured approach to contract market entry.

The economics of Virgin Mobile's contract proposition is consistent with the company's overall financial management model, where strong growth is accompanied by early payback and a more favourable cash flow profile than conventional mobile operator offerings. Virgin Mobile will provide guidance for the financial year to 31st March 2006 at its preliminary results announcement on 26th May 2005.

Tom Alexander, Virgin Mobile's chief executive, said: "Virgin Mobile is famed for its great value, clear pricing, exceptional service and doing things differently. Virgin Mobile Pay Monthly is true to these principles, and with its pioneering product features opens up a huge new potential market for the company.

"We said we'd launch a consumer contract which offers consumers something special and different; we said we'd enter the market in a phased, pragmatic way - and today we've delivered on those promises."

ENDS
Notes:
A further press release, outlining full details of Virgin Mobile's contract offer, Virgin Mobile Pay Monthly, is available on the company's website: http://

about.virginmobile.com/about/media/

For further information contact:

Virgin Mobile Media
Steven Day, Corporate Affairs Director
+44 (0)7931 777777 or
+44 (0)20 7484 4300
Analysts/Investors
Mike Thomas, Head of Corporate Finance and Investor Relations
+44 (0)7941 045738 or
+44 (0)20 7484 4300
Finsbury James Murgatroyd
Julius Duncan
Don Hunter
+44 (0)20 7251 3801

About Virgin Mobile:

Virgin Mobile Holdings (UK) plc, the UK's largest mobile virtual network operator, is majority owned by Sir Richard Branson's Virgin Group and uses T-Mobile's network. Since its launch in November 1999, Virgin Mobile has attracted more than 5 million customers.

In the UK, Virgin Mobile phones are available direct on 0845 6000 600; on the web at www.virginmobile.com or on the High Street at approximately 5,000 retail outlets.

Virgin Mobile employs approximately 1,400 staff at three sites, Trowbridge, London and Daventry, and has an outsourced customer service centre operated by approximately 200 staff in Middlesbrough.

Virgin Mobile is one of 'The Sunday Times 100 Best Companies to Work For' 2005 and is part of the FTSE4Good Index.

END

RECEIVED
2005 AUG -2 A 11:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Virgin Mobile Holdings (UK) plc (Virgin Mobile)
Preliminary results for the twelve months ended 31 March 2005

Released: London 26 May 2005

On 14 May 2004, we changed our year-end to bring it in line with other UK listed mobile operators. As a result, our comparative statutory period is for the three months ended 31 March 2004. The following review of Virgin Mobile's operations for the twelve months ended 31 March 2005 is compared to the statutory results for the three months ended 31 March 2004 and the unaudited pro forma results reflecting the current Telecommunications Supply Agreement (TSA), signed 29 January 2004 (see page 10 for definition), for the twelve months ended 31 March 2004. The purpose of the pro forma comparison is to provide a like-for-like picture of underlying performance. Management considers the pro forma comparison as the more relevant when reviewing operational performance on an ongoing basis. The new TSA was in operation for the whole of the twelve months ended 31 March 2005.

	Twelve months ended 31 March 2005 (£ million)	**Pro forma**[1] Twelve months ended 31 March 2004 (£ million)	Change over period	Three months ended 31 March 2004 (£ million)
Turnover	521.3	462.2	12.8%	123.8
Turnover before exceptional items	521.3	453.3	15.0%	122.8
Operating profit before exceptional items	82.9	63.2	31.2%	21.7
Exceptional items	(15.2)	(14.6)	N/A	1.0
Operating profit	67.7	48.6	39.3%	22.7
Underlying EPS per share (pence)[2]	18.4p	15.0p	22.7%	5.6p
EPS (pence)	13.8p	10.9p	26.6%	5.9p
Operating free cash flow[2]	84.5	82.4	2.5%	40.1
Operating free cash flow margin	16.2%	18.2%	(2.0pp)	32.7%

(1) The reconciliation of statutory EPS to underlying EPS and statutory to unaudited pro forma results is set out on 17 and 19, respectively.

(2) Definitions for operating free cash flow and underlying EPS are set out in notes 4 and 5 in the Operating Data, on page 10.

FINANCIAL HIGHLIGHTS

For the twelve months ended 31 March 2005 (FY05) compared to the unaudited pro forma results for the twelve months ended 31 March 2004 (FY04), before exceptional items for both periods.

Strong customer and revenue growth

- **Total SIM connections up 35.3% to 5,359,900** (FY04: 3,961,500)
- **Active customers[1] up 24.4% to 4,031,900** (FY04: 3,241,500)
- **Net active customer[1] additions of 790,400** (FY04: 1,053,100)
- **Turnover up 15.0% to £521.3m** (FY04: £453.3m)
- **Service revenue up 16.2% to £457.6m** (FY04: £394.0m)
- **Pre-pay ARPU of £127** (FY04: £147)
- **SAC stable at £26** (FY04: £25)

Operating leverage, leading to margin expansion

- **EBITDA increased by 27.4% to £100.3m** (FY04: £78.7m); **Operating profit increased by 31.2% to £82.9m** (FY04: £63.2m)
- **Margin expansion: EBITDA margin up 1.8pp to 19.2%** (FY04: 17.4%); **Operating profit margin up 2.0pp to 15.9%** (FY04: 13.9%)
- **Like-for-like cash operating costs[2] up 0.5% for the year at £117.6m** (FY04 £117.0m)
- **Operating costs per customer down 23.1%**
- **Underlying earnings per share[3] of 18.4p** (FY04: 15.0p)
- **Unique capital efficiency with capital expenditure at 2.1% of revenue** (FY04: 3.2%)
- **Operating free cash flow of £84.5m** (FY04: £82.4); **like-for-like margin[4] of 20.7%** (FY04: 18.2%)
- **Net debt reduction to £234.2m; Net debt:EBITDA now at 2.3x** (FY04: 3.9x)
- **Proposed maiden dividend of 4.88p per share**

Confident outlook for 2005/2006

- **Mid-teens percentage service revenue growth**
- **2005/6 dividend payout ratio targeted at 50%**

(1) Active customers are defined as those who have made an outbound call or text within the last 90 days.
(2) Excludes depreciation, and incremental costs associated with becoming a plc, including share incentive scheme costs.
(3) Excludes exceptional items and tax effect on exceptional items.
(4) Excludes impact of pre-IPO bonus cash flow of £23.5m.

OUTLOOK

Please see "Forward-looking statements" below.

Virgin Mobile has seen a strong start in sales for the year. We continue to attract market share in a competitive mobile sector and have not been impacted by any broader slowdown in consumer confidence. During the forthcoming year, we expect to continue to take advantage of growth opportunities in the UK and deliver mid-teens percentage growth in service revenue. This represents superior top-line growth. We will achieve this by continuing to drive growth in the prepay market while increasing our product reach and building on our contract proposition following its successful launch on 1 May 2005.

Exceptional operational leverage is a feature of the Virgin Mobile business model, enabling us to deliver a stable operating cost base, while achieving superior revenue growth. We expect this to be an ongoing feature of the model, with operating cost growth below 5% in FY 2006. We will continue to drive down the cost to serve each customer, while remaining committed to best-in-class customer service. The core prepay business is expected to deliver further margin expansion. We expect our investment in contract customer acquisition to dilute overall EBIT margin by zero to one percentage points, with a subsequent benefit in service revenue and earnings.

High cash flow conversion remains an outstanding feature of our business model. After the investment in contract customer acquisition, we expect the operating free cash flow margin to be broadly stable on the FY 2005 reported figure.

Owing to our high cash conversion ratios, we anticipate a continuing reduction of the current net debt position. Against this backdrop, we expect to be able to deliver a progressive dividend return to shareholders, with an expected 50% payout ratio in the 2005/06 financial year.

Charles Gurassa, Chairman, commented:
"These results mark the fifth year in succession that we have produced double-digit revenue and EBITDA growth at Virgin Mobile. The continued success of the business is driven by its deeply held commitment to give great value and service to its customers, underpinned by a highly efficient operational platform.

"Service revenues for the year grew by 16.2% and the average operating cost per customer declined by 23.1%, enabling the company to deliver significant improvements in margins and profits. Our low capital expenditure model continues to produce high cash returns, further strengthening our balance sheet.

"Subject to approval of our shareholders, we will pay a maiden dividend of 4.88p per share for the financial year 2005. We expect to adopt a progressive dividend policy going forward, reflecting our confidence in the future prospects of our business and are targeting a 50% payout ratio for FY 2005/06."

Tom Alexander, Chief Executive, commented:
"In the past three years we've tripled our revenues, and 2005 has been our best year yet. Our strong performance shows Virgin Mobile has the ability to sustain sector-leading service revenue growth within a competitive environment.

"Our revenue growth has been fuelled by our consistently strong customer growth, and with increasing operating leverage our profitability has improved. This market-leading performance is the combined product of our iconic brand, industry-leading customer service, and tight operational management

"We are now rapidly building on the successes of the past year. Our high street performance is bucking trends seen elsewhere, with gross sales up over 20% so far this year. This month, we announced our entry into the contract market with our new product, Virgin Mobile Pay Monthly. This important product launch marks the next stage of Virgin Mobile's evolution, and triples the size of our addressable market in revenue terms. Prepay remains the primary engine of our growth.

"We are confident in achieving strong growth in both prepay and contract, and as a result, we are expecting service revenue percentage growth in the mid-teens in FY 2005/06."

OPERATING REVIEW

For the twelve months ended 31 March 2005 (FY05) compared to unaudited pro forma results for the twelve months ended 31 March 2004 (FY04).

At the time of our IPO, we set out a clear aim to grow the business rapidly, and a defined strategy to achieve this:

- continue strong growth in customers and revenues;
- increase customer spending through product innovation;
- expand our efficient distribution network and customer reach;
- exploit our business model to continue to deliver high cash returns;
- leverage our brand strength; and
- explore international opportunities.

In the past year, we made significant, tangible progress in each of these areas.

We continue to focus on our core UK market where growth and return on investment are very attractive. We will also explore international opportunities in the medium-term, subject to market attractiveness and rigorous investment criteria.

Customer growth

Virgin Mobile has delivered very robust growth in customer numbers within a competitive environment, as the result of our great value and innovation, superior consumer marketing, broad customer reach, strong brand and the best customer care in the industry.

Total SIM connections rose by over 1.3 million to 5,359,900 (FY04: 3,961,500). Our active customer base grew to 4,031,800 (FY04: 3,241,400), a 24.4% increase from a year ago.

Churn was higher at 17.5% (FY04 14.0%), in line with industry trends. In the prepay market in particular, churn is an expected and regular cost of business. Market churn is also an important growth driver for Virgin Mobile, as we continue to attract customers away from our competitors with our innovative products and great value proposition.

During the year our growth was derived exclusively from the prepay market; our contract market product, Virgin Mobile Pay Monthly, was launched in May 2005, extending our presence into the largest market segment by revenue.

Expanding distribution

Effective distribution remains an important driver of our performance. In 2005, we continued to expand our distribution network in a highly efficient manner.

- We grew our total distribution network by 20%, adding our products to approximately 1,000 new outlets. Virgin Mobile products are now available from approximately 6,000 outlets throughout the UK.
- Virgin Mobile Stores in Virgin Megastores now number 96, from 77 at 30 September 2004 and just 10 a year ago. This initial phase of the Virgin Mobile Store rollout is now complete, with opportunities remaining for further expansion as the Virgin Megastores network grows. Our Stores continue to be a highly effective distribution channel for Virgin Mobile, attracting high value customers.
- We expanded the Virgin Mobile Store concept in October 2004 with a pilot at eight WH Smith locations. There are now a total of 104 Virgin Mobile Stores in the UK. We will continue to explore opportunities to further expand the Virgin Mobile Stores franchise on the high street.
- We established an independent dealer network of 600 outlets, supplied through a number of distributors. We have also begun to distribute our products to dealers directly. This new channel has made a significant contribution to connections during the year.
- The Internet is also a very effective and rapidly-growing distribution channel for Virgin Mobile. A number of Internet-based marketing initiatives during the year were very successful, and we will continue to grow this important, cost-effective distribution channel.

Leveraging brand strength
Virgin Mobile's brand is an important asset for the Company, allowing us to achieve broad consumer appeal with relatively low investment. Our total advertising and marketing spend for FY 2005 was just 4.4% of sales. We won a number of marketing awards during the period, demonstrating our brand's effectiveness:

- The top *Gold Award* at the IPA Advertising Effectiveness Awards 2004.
- *Best Ad Campaign* for 'Idle Thumbs' at the Mobile Choice Consumer Awards in October 2004.

An essential component of our brand strategy is providing superior customer service. We consistently receive the highest ratings in the UK mobile market for our customer care, and we are delighted to have once again been recognised during the year in this important area.

- We achieved the highest customer satisfaction rating in the prepay market, winning the JD Power and Associates survey for both 2004 and 2005. Our customer service rating in the survey was substantially ahead of all of our competitors.
- We also won *Best Customer Service* for the fourth year in a row at the Mobile Choice Consumer Awards 2004.

New products and services
The expansion of our product range is a key driver of growth for Virgin Mobile, and we have made significant progress during the year. Our innovative approach to product development continues to differentiate us in the marketplace.

- In August 2004, we launched Virgin Mobile Bites, our cutting edge entertainment service and the platform for the delivery of value-added multimedia services. As a consequence, revenue from value-added services rose by over 90% during the year.
- In October 2004, we launched Bundles, a platform which allows us to target a number of consumer segments. The Bundles product offers customers high-value bundles of voice minutes, texts, and picture messages with a saving against our standard tariff. This product enables us to target high-value prepay customers, both those new to Virgin Mobile and by offering value to our existing base. This important capability also serves as a technological platform for entry into the contract market.
- In November 2004, we launched our Hassle-free package, offering eight months' worth of value-for-money minutes and texts pre-packaged with a range of handsets. This is yet another example of our innovative approach to consumer marketing, providing consumers with contract-type value without the need to sign a contract.
- The recent introduction of our Line Rental Rescue Kit served as the next phase of development for our contract platform, offering contract customers on other networks a simple way to transfer their phones to Virgin Mobile.

Entry into the contract market
In line with the strategy we outlined at our IPO, on 1 May 2005 we launched 'Virgin Mobile Pay Monthly', our compelling new contract product.

This new product represents an innovation in the contract market. It is the UK's only consumer contract offer to guarantee customers either a reduction in their monthly charge, or a new phone on renewal of their 12- or 18-month contract.

This launch represents an excellent avenue for growth, as the contract market represents approximately one third of mobile customers and two thirds of total mobile revenues in the UK.

The launch of our contract product is consistent with our measured approach to market entry, and tailored to complement our financial model, which continues to produce growth in revenues and profitability. Virgin Mobile Pay Monthly is exclusively available through Carphone Warehouse for the first three months. We will broaden the distribution platform of our contract product incrementally, including expansion into our Virgin Mobile Stores.

For the twelve months ended 31 March 2005 (FY05) compared to unaudited pro forma results for the twelve months ended 31 March 2004 (FY04), before exceptional items for both periods, unless otherwise stated.

Revenue growth

Strong customer growth drove a 15.0% rise in total turnover, to £521.3m (FY04 £453.3m). Service revenue increased by a sector-leading 16.2% to £457.6m (FY04: £394.0m), despite the impact of Ofcom's 30% cut in mobile termination rates in September 2004. Excluding the impact of these cuts, underlying service revenue growth was 23.0%.

Rolling 12-month ARPU was £127 compared to £137 at 30 September 2004 and £147 at 31 March 2004. The majority of the decline in the second half of the year was due to the impact of the regulatory cuts in interconnect rates, with the decline in underlying ARPU slowing throughout the year. Of the £10 decline in ARPU during the second half of the year, £6 was due to interconnect cuts. Excluding the impact of Ofcom, underlying ARPU was £136 in Q3 FY05 and £134 in Q4 FY05.

The balance of the reduction in ARPU (£13 of the total £20 decline) arose from Virgin Mobile's very high customer base growth during the past 12 months, which has had the effect of diluting ARPU. We have seen a strong rate of acquisition from lower ARPU networks, and given our low cost base, these customers remain highly profitable. Offsetting some of the ARPU dilution was a more than 90% increase in roaming and value-added services revenues. This was driven by the introduction of prepay roaming and Virgin Mobile Bites respectively, both of which are gaining impressive traction with our customers.

Equipment revenue increased by 7.4% to £63.7m (FY04: £59.3m), driven by the increase in our net customer additions. We have continued our very successful strategy, in which certain channel partners are incentivised to combine Virgin Mobile service packs with handsets (sourced by the channel, but approved by us), and to sell the bundled package to the end consumer. Service pack-only dispatches to such channels for the year ended 31 March 2005 were 57% of total dispatches (FY04: 58%).

Gross margin

Service gross profit increased by 13.8% to £280.7m (FY04: £246.7m). Service gross margin declined slightly to 61.3% from 62.7% in the previous year. The impact on service margin was again due to the interconnect cuts; excluding these cuts service margin rose slightly to 62.9%. Core service pricing remained unchanged during the year.

Gross connections for the year continued to accelerate. Net acquisition costs rose 18.7% to £61.0m from £51.4m for FY 2004 due to increased volume, as subscriber acquisition costs were held stable for the year at just £26 compared to £25 in FY 2004. As we build our contract market offering, we expect to make incremental investment into acquisition in FY 2006, which is expected to drive future growth.

Operational discipline

We contained costs effectively during the year, even as investments were made in new products and services to grow the business.

Administrative expenses

During the financial year 2005, our active customer base has grown by 24.4%, while operating costs before depreciation have risen by just 2.1% in the same period. This represents a 23.1% reduction in operating costs per customer, from £2.77 to £2.13. The principal increases in operating costs were related to new costs associated with being a publicly listed company.

Excluding plc related costs, the like-for-like operating costs before depreciation increased by only 0.5%. Other costs, such as further expansion of our Virgin Mobile Stores (there were 104 Stores at 31 March 2005, compared to 10 stores at 31 March 2004) were absorbed within the operating cost base.

Total employee costs increased by 5.9% to £48.5m (FY04: £45.8m) including new plc-related costs and a £1.0m non-cash charge related to employee share options issued during the year.

Due to the continued optimisation of our channel marketing activity, our channel and retention costs decreased by 2.4% over the period. This was despite an increase in staffing costs for our Virgin Mobile Stores expansion. Advertising and marketing remained stable year on year.

The depreciation charge increased by 12.3% including a full year's depreciation of our new billing system, which provides us with the capability to rate and bill customers for new services and products as they become available.

Increased profitability

In line with our strategy, strong growth and well-managed operating leverage resulted in growing profitability. We delivered EBITDA of £100.3m, a 27.4% rise (FY04: £78.7m). EBITDA growth outpaced revenue growth for the year, resulting in margin expansion of 1.8pp for the year, to 19.2%.

Excluding the impact of the termination rate cuts, underlying EBITDA would have increased by over 58% from a year ago, representing margin expansion of over 5 points.

Operating profit rose 31.2% to £82.9m (FY04: £63.2m), with operating profit margins expanding to 15.9% from 13.9% for FY04. Excluding the impact of Ofcom, underlying operating profits rose nearly 70%, reflecting an underlying margin expansion of approximately 5.5pp.

Operating profit after exceptional items rose by 39.3% to £67.7m (FY04: £48.6m), of which £6.3m related to restructuring and IPO costs and £8.9m for IPO related share option scheme costs.

Cash generation

Capital expenditure declined by 26.5% to £10.8m (FY04: £14.7m), or just 2.1% of revenues (FY04: 3.2%). The previous year included non-recurring investment in billing and Customer Relationship Management systems, being the primary reason for the decrease. We were able to reduce our capex spend during a period of intense development, in which we added platform capability and launched a number of new products, including GPRS, MMS, Virgin Mobile Bites and Bundles. We have received good development support from our network partner, T-Mobile, under the terms of our supply contract.

The ability to yield high levels of cash in a varying market environment while continuing to invest in the future growth of our business is a key differentiator for Virgin Mobile. The strong revenue growth and low levels of operational and capital expenditure have generated operating free cash flow of £84.5m for the year, a 2.5% rise over a year ago (FY 2004: £82.4m). This reflects a decline in operating free cash flow margin of 2.0pp, to 16.2%. Operating free cash flow for the year was impacted by the one-off effect of the long-term pre-IPO bonus of £23.5m, incurred in the results for the year ended 31 December 2003, but paid during the year to 31 March 2005. The payment of the bonus resulted in the deterioration of working capital by £4.3m. Excluding this payment, working capital improved by £19.2m, reflecting a like-for-like operating free cashflow margin of over 20%.

The highly favourable cash flow profile inherent to our business model allowed us to reduce net debt to £234.2m, from £303.3m a year ago and £264.1m at 30 September 2004. Our rapid debt reduction and strong financial management has enabled us to bring our gearing level down to just 2.3x EBITDA, compared to 3.9x at 31 March 2004.

Dividend payment

In light of our continued strong cashflow generation, the Board proposes a final dividend of 4.88 pence per share, payable on 25 July 2005 to shareholders on the register on 10 June 2005, subject to approval of shareholders at the annual general meeting on 20 July 2005. The dividend is based on 40% of pre-exceptional net income and will be paid as a final dividend, or two thirds of the payout ratio for the year. Management expects to employ a progressive dividend policy going forward, with an expected 50% payout ratio for 2005/06.

FOURTH QUARTER KEY PERFORMANCE INDICATORS

A total of 334,400 net new SIM connections were added during the quarter. Net active customer additions were 152,400, rising 8.6% on net additions in the same period a year ago. Rolling 12-month ARPU for the quarter was £127 compared to £132 at 31 December 2004. Of the ARPU decrease of £5, £3 was due to the impact of Ofcom interconnect cuts.

Reflecting an increasing uptake of Virgin Mobile Bites and other value-added services, the contribution of non-voice services to total sales rose by 1.5pp during the quarter to 31.2%, compared to 29.7% in Q3 FY05 and 28.0% in Q4 FY04.

Subscriber acquisition costs in the fourth quarter were £23, reflecting a 17.8% decline from Q3 FY05 (£28) and a 23.3% decline from Q4 FY04 (£30).

STATUTORY RESULTS REVIEW

For the statutory results for the twelve months ended 31 March 2005 (FY05) compared to the three months ended 31 March 2004 (FY04). This review includes exceptional items, unless stated.

On 14 May 2004, we changed our year-end to bring it in line with other UK listed mobile operators. As a result, our comparative statutory period is for the three months ended 31 March 2004. Turnover for the twelve months ended 31 March 2005 was £521.3m and for the three months ended 31 March 2004 was £123.8m (including £1m of exceptional turnover). Operating profit for the twelve months ended 31 March 2005 was £67.7m (including £15.2m of exceptional operating costs) and for the three months ended 31 March 2004 was £22.7m (including £1.0m exceptional turnover). Profit after tax for the twelve months ended 31 March 2005 was £34.7m and for the three months ended 31 March 2004 was £14.8m. Earnings per share was 13.8p for the year ended 31 March 2005 compared to 5.9p for the three months ended 31 March 2004.

OPERATING DATA – HALF YEAR COMPARATIVES

	Full year [illegible] Pro forma 12 months ended 31 March 2005 £ million	12 months ended 31 March 2004 £ million	Change over pro forma prior period	First half [illegible] Pro forma 6 months ended 30 Sept 2004 £ million	6 months ended 30 Sept 2003 £ million	Change over pro forma prior period	Second half [illegible] Pro forma 6 months ended 31 March 2005 £ million	6 months ended 31 March 2004 £ million	Change over pro forma prior period
Financial operating data[2]									
Service turnover	457.6	394.0	16%	230.7	184.9	25%	226.9	209.1	9%
Equipment turnover	63.7	59.3	7%	26.0	22.6	15%	37.7	36.7	3%
Total turnover	521.3	453.3	15%	256.7	207.5	24%	264.6	245.8	8%
Service gross profit	280.7	246.7	14%	143.4	117.3	22%	137.3	129.4	6%
Equipment gross profit	(61.0)	(51.0)	20%	(27.5)	(20.2)	36%	(33.5)	(30.8)	9%
Total gross profit	219.7	195.7	12%	115.9	97.1	19%	103.8	98.6	5%
Service gross margin	61.3%	62.6%	(1.3pp)	62.2%	63.4%	(1.2pp)	60.5%	61.9%	(1.4pp)
Gross margin	42.1%	43.2%	(1.1pp)	45.1%	46.8%	(1.7pp)	39.2%	40.1%	(0.9pp)
Administration expenses before depreciation	(119.4)	(117.0)	2%	(60.5)	(57.5)	5%	(58.9)	(59.5)	(1%)
EBITDA[3]	100.3	78.7	27%	55.4	39.6	40%	44.9	39.1	15%
EBITDA margin	19.2%	17.4%	1.8pp	21.6%	19.1%	2.5pp	17.0%	15.9%	1.1pp
Change in working capital	(4.3)	18.4	(123%)	(3.8)	(3.6)	6%	(0.5)	22.0	(102%)
Purchase of tangible fixed assets	(11.5)	(14.7)	(22%)	(5.7)	(8.9)	(36%)	(5.8)	(5.8)	0%
Operating free cashflow[4]	84.5	82.4	3%	45.9	27.1	69%	38.6	55.3	(30%)
Operating free cashflow margin	16.2%	18.2%	(2.0pp)	17.9%	13.1%	4.8pp	14.6%	22.5%	(7.9pp)
EBITDA[3]	100.3	78.7	27%	55.4	39.6	40%	44.9	39.1	15%
Depreciation	(17.4)	(15.5)	12%	(8.1)	(6.4)	27%	(9.3)	(9.1)	2%
Operating profit	82.9	63.2	31%	47.3	33.2	42%	35.6	30.0	19%
Operating profit margin	15.9%	13.9%	2.0pp	18.4%	16.0%	2.4pp	13.5%	12.2%	1.3pp
Underlying earnings per share[5]	18.4p	15.0p	23%	11.7p	7.8p	50%	6.7p	7.2p	(7%)
Net debt	234.2	303.3	(23%)	264.1	355.4	(26%)	234.2	303.3	(23%)

NON-FINANCIAL OPERATING DATA

	Full year [illegible] Pro forma 12 months ended 31 March 2005	12 months ended 31 March 2004	Change over pro forma [illegible]	First half [illegible] Pro forma 6 months ended 30 Sept 2004	6 months ended 30 Sept 2003	Change over pro forma [illegible]	Second half [illegible] Pro forma 6 months ended 31 March 2005	6 months ended 31 March 2004	Change [illegible]
Non-financial operating data[2],[6]									
Total connected SIMs (thousands)	5,359.9	3,961.5	35%	4,609.0	3,183.3	45%	5,359.9	3,961.5	35%
Net additions (thousands)	1,398.4	1,324.4	6%	647.5	501.2	29%	750.9	823.2	(9%)
Churn rate (%)	17.5%	14.0%	3.5pp	14.3%	16.0%	(1.7pp)	17.5%	14.0%	3.5pp
Active customers (thousands)	4,031.9	3,241.5	24%	3,603.7	2,583.5	39%	4,031.9	3,241.5	24%
Net additions (thousands)	790.4	1,053.1	(25%)	362.2	395.1	(8%)	428.2	658.0	(35%)
Average revenue Per User ("ARPU") (£)	£127	£147	(14%)	£137	N/A[7]	N/A[7]	£127	£147	(14%)
Non-voice service turnover as a percentage of service turnover (%)	31.2%	28.0%	3.2pp	29.0%	N/A[7]	N/A[7]	31.2%	28.0%	3.2pp
Annual Minutes of Use ("MOU") per customer (minutes)	775	884	(12%)	831	933	(11%)	775	884	(12%)
Annual SMS per customer (SMS messages)	614	686	(10%)	667	675	(1%)	614	686	(10%)
Subscriber Acquisition Costs ("SAC") per gross addition (£)	£26	£25	4%	£26	£26	0%	£26	£24	8%
Capital expenditure as a percentage of total turnover (%)	2.1%	3.2%	(1.1pp)	2.2%	4.3%	(2.1pp)	1.9%	2.3%	(0.4pp)

OPERATING DATA – QUARTERLY COMPARATIVES

Quarterly Key Performance Indicators[2]

	3 months ended [illegible] Dec 2003	3 months ended [illegible] March 2004	3 months ended [illegible] June 2004	3 months ended [illegible] Sep 2004	3 months ended [illegible] Dec 2004	3 months ended [illegible] March 2005
Total connected sims (thousands)	3,678.5	3,961.5	4,248.7	4,609.0	5,025.5	5,359.9
Net connected sims additions (thousands)	540.2	283.0	287.2	360.3	416.5	334.4
Churn rate (%)	13.8%	14.0%	15.2%	14.3%	16.2%	17.5%
Total 90 day active customers (thousands)	3,101.2	3,241.5	3,391.8	3,603.7	3,879.5	4,031.9
Net 90 day active customer additions (thousands)	517.7	140.3	150.3	211.9	275.8	152.4
Average revenue Per User ("ARPU") (£)	N/A[7]	£147	£142	£137	£132	£127
Non-voice service turnover as a percentage of service turnover (%)	N/A[7]	28.0%	28.7%	29.0%	29.7%	31.2%
Subscriber Acquisition Costs ("SAC") per gross addition (£)	£24	£30	£28	£24	£28	£23

(1) On 29 January 2004, we entered into a new Telecommunications Supply Agreement ("TSA") with our network provider, T-Mobile. Until 29 January 2004, under our previous TSA, T-Mobile paid marketing support contributions ("MSC"), being a monthly amount based on the number of customers in that month, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties in respect of inbound calls, or messages sent, to our customers, which we recognise as turnover. Also, under the new TSA, the charges we pay to T-Mobile for use of their network are different to the charges under the previous TSA. The above results, including ARPU and non-voice service turnover as a percentage of service turnover, have been prepared as if the new TSA had been operational from 1 April 2003.

(2) All financial results are shown before exceptional items.

(3) Due to our low levels of capital investment, we believe that operating profit is a useful measure of profitability we achieve with our asset base. In addition, we believe it is a useful measure for some investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. EBITDA is presented because it is a standard financial metric used in our industry. EBITDA consists of profit before finance charges (net), tax on profit on ordinary activities and depreciation and amortisation. EBITDA is not a measure of financial performance under UK GAAP, US GAAP or IAS and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net profit as indicators of our operating performance or any other measures of performance derived in accordance with UK GAAP, US GAAP or IAS.

(4) Operating free cash flow is defined as EBITDA before exceptional items, adjusted for changes in working capital and less capital expenditure.

(5) Underlying earnings per share is based on the results before exceptional items and a normalised tax charge based on our effective tax rate of 30% of pre-tax profits.

(6) Total conneted sims and 90 day active customers are shown as at the relevant dates. Churn rates, ARPU, non-voice service turnover as a percentage of service turnover, annual MOU per customer and annual SMS per customer are based on information in the preceding twelve months from the relevant dates. Net connected sims additions, net customer additions, SAC per gross addition and capital expenditure as a percentage of turnover are based on information during the relevant period.

(7) ARPU and non-voice service turnover as a percentage of service turnover are not shown for the period ended 31 December 2003 as results have been based on pro forma results assuming the new TSA had been operational from 1 April 2003 and therefore there is not a full twelve months of information based on the new TSA prior to these dates.

Summary Consolidated Profit and Loss Account

	Notes	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Turnover before exceptional item		521,296	122,848
Exceptional turnover	(2)	-	1,001
Turnover		521,296	123,849
Cost of sales		(301,624)	(68,891)
Gross profit		219,672	54,958
Administrative expenses before exceptional operating costs		(136,825)	(32,246)
Exceptional operating costs	(2)	(15,189)	-
Administrative expenses		(152,014)	(32,246)
Operating profit before operating exceptional items		82,847	21,711
Exceptional items	(2)	(15,189)	1,001
Operating profit	(7)	67,658	22,712
Finance charges (net)		(14,543)	(1,903)
Profit on ordinary activities before taxation	(3)	53,115	20,809
Tax on profit on ordinary activities	(4)	(18,372)	(5,987)
Profit for the financial period		34,743	14,822
Equity dividends		(12,343)	-
Retained profit for the financial period		22,400	14,822
Earnings per ordinary share	(5)	13.8p	5.9p
Diluted earnings per ordinary share	(5)	13.6p	5.9p
Underlying earnings per ordinary share	(5)	18.4p	5.6p

All amounts derive from continuing operations.
There were no other recognised gains and losses in these periods.

Summary Consolidated Balance Sheet

	Notes	31 March 2005 £'000	31 March 2004 £'000
Fixed assets			
Tangible assets		21,059	26,532
Current assets			
Stocks		5,941	10,801
Debtors		24,253	39,865
Deferred tax asset		17,821	36,193
Cash at bank and in hand		13,220	37,481
		61,235	124,340
Creditors: amounts falling due within one year		(141,154)	(445,681)
Net current liabilities		(79,919)	(321,341)
Total assets less current liabilities		(58,860)	(294,809)
Creditors: amounts falling due after more than one year		(200,625)	(1,201)
Net liabilities		(259,485)	(296,010)
Capital and reserves			
Called up share capital		25,293	25,000
Share premium account		15,859	11,870
Merger reserve		(328,348)	(247,784)
Profit and loss account		27,711	(85,096)
Accumulated deficit	(6)	(259,485)	(296,010)

Summary Consolidated Cash Flow Statement

	Notes	12 months ended 31 March 2005 £000	12 months ended 31 March 2004 £000
Net cash inflow from operating activities	(7)	90,780	40,069
Returns on investments and servicing of finance		(12,124)	(1,460)
Capital expenditure and financial investment		(11,502)	(1,324)
Cash inflow before financing		67,154	37,285
Financing		(91,415)	(46,403)
Decrease in cash in the period		(24,261)	(9,118)

Reconciliation of net cash flow to movement in net debt

	12 months ended 31 March 2005 £000	12 months ended 31 March 2004 £000
Decrease in cash in the period	(24,261)	(9,118)
Cash drawn down under new credit facility, net of issue costs	(326,700)	-
Cash used to repay old syndicated loan and new credit facility	103,012	46,400
Cash used to repay shareholder and previous shareholder loans	78,410	-
Cash used to repay loan to previous Virgin Mobile Telecoms Limited shareholders	240,969	-
Cash used to repay finance lease	6	3
Change in net debt resulting from cash flows	71,436	37,285
Other non-cash changes	(2,409)	(1,508)
Movement in net debt in period	69,027	35,777
Net debt brought forward	(303,266)	(339,043)
Net debt at period end	(234,239)	(303,266)

The non-cash changes represent the amortisation of the issue costs for the new credit facility and the interest on the shareholder and previous shareholder loans that were rolled up into the principal on a quarterly basis. The shareholder and previous shareholder loans were repaid on 5 July 2004.

1. Basis of preparation

During the year, the Group underwent a reorganisation. Prior to the reorganisation, the share capital of Virgin Mobile Telecoms Limited, the principal operating company of the Group, was divided into a number of different classes of shares. As part of the reorganisation, two further companies were added to the Group. Virgin Mobile Holdings (UK) plc, the holding company of the Group, owns 100 per cent. of the shares in Virgin Mobile Group (UK) Limited which is also the borrower under the new credit facility which was entered into on 2 July 2004. Virgin Mobile Group (UK) Limited in turn owns 100 per cent of the shares in Virgin Mobile Telecoms Limited, which have been reorganised into one class. The reorganisation involved a number of share transfers at market value the consideration for which was either an issue of shares in Virgin Mobile Holdings (UK) plc or cash.

This reorganisation has been accounted for as a group reorganisation in accordance with Financial Reporting Standard 6 "Acquisitions and mergers" ("FRS 6"). The difference between the cost of investment in Virgin Mobile Telecoms Limited and the share capital of Virgin Mobile Telecoms Limited that arises on consolidation has been treated as a merger reserve in accordance with FRS 6. This merger reserve only arises upon consolidation and does not impact the level of distributable reserves within the Group. In accordance with FRS 6, the financial statements have been prepared for all periods as if the group reorganisation had occurred before 1 January 2004. Therefore the balances payable to the previous Virgin Mobile Telecoms Limited shareholders that arose through the group reorganisation have been included within the comparative balance sheets, and finance costs of non-equity shares have been excluded from the comparative profit and loss account.

Following the issuance of Financial Reporting Standard 20 "Share based payments" ("FRS 20") the Group has elected to adopt this standard early in line with the recommendation of the Accounting Standards Board and in order to avoid a change in the Group's accounting policy for share based payments in future periods.

On 29 July 2004, the High Court granted an order confirming the reduction of the share premium account by £80,564,000 of the Group's operating company subsidiary, Virgin Mobile Telecoms Limited. This has been accounted for in the consolidated balance sheet as a movement in reserves between the merger reserve and profit and loss account in the year ended 31 March 2005.

This share reduction and group reorganisation has been accounted for using merger accounting principles, in order to meet the overriding requirement under section 227(6) of the Companies Act 1985 for financial statements to present a true and fair view. The transaction does not meet one of the conditions for merger accounting under the Companies Act 1985, namely that the fair value of any non-equity consideration must not exceed 10% of the nominal value of equity shares issued. However, the Directors consider that the alternative approach of acquisition accounting, with the restatement of separable assets and liabilities to fair values, the creation of goodwill and inclusion of post-reorganisation results only, would not give a true and fair view of the Group's results and financial position. The substance of the transaction was not the acquisition of a business but a group reorganisation under which a new holding company has been established with all the former ordinary shareholders of the Group having the same proportionate interest in the new holding company as they had previously held in the Group. The Directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

Basis of consolidation

The group accounts consolidate the accounts of Virgin Mobile Holdings (UK) plc and its subsidiary undertakings drawn up to 31 March each period. The results of subsidiaries acquired are consolidated for the periods from which control passed.

2. Exceptional items

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Capital restructuring and IPO related expenses	(6,320)	-
Pre-IPO employee share options scheme cost	(8,869)	-
Revenue for previously disputed marketing support contributions	-	1,001
Total exceptional (expenses) income	(15,189)	1,001

The cash expense for £6,320,000 relates to expenditure by the Group with respect to the group reorganisation undertaken and the Initial Public Offering ("IPO") in the year.

The non-cash expense for £8,869,000 relates to the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until the IPO.

As a result of the settlement of various disputes involving Virgin Mobile Telecoms Limited, T-Mobile and certain Virgin Group companies, Virgin Mobile Telecoms Limited was entitled to receive certain amounts for previously disputed marketing support contributions that would be determined following future proceedings. The amount was determined with certainty prior to the approval of the financial statements for the three months ended 31 March 2004 and £1,001,000 was recognised as turnover in the results for this period for previously disputed marketing support contributions for the period ended 31 March 2004.

3. Profit on ordinary activities before taxation

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Depreciation and amounts written off tangible fixed assets		
- Owned assets	17,428	4,294
- Leased assets	8	2
Operating lease rentals		
- Leasehold property	1,187	297
Auditors' remuneration for audit services	245	131
Auditors' remuneration for non-audit services	1,382	200

Profit on ordinary activities before taxation is stated after charging:

Of the £1,382,000 for auditors' remuneration for non-audit services, £1,300,000 relates to services provided in respect of the capital restructuring and IPO undertaken by the Group during the year.

4. Tax on profit on ordinary activities

The tax charge for the period comprises:

	12 months ended 31 March 2005 £000	3 months ended 31 March 2004 £000
Current tax		
UK corporation tax	-	-
Total current Tax	-	-
Deferred tax		
Origination and reversal of timing differences	(18,372)	(5,987)
Total deferred tax	(18,372)	(5,987)
Total tax charge on profit on ordinary activities	(18,372)	(5,987)

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	12 months ended 31 March 2005 £000	3 months ended 31 March 2004 £000
Profit on ordinary activities before tax	53,115	20,809
Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2004 - 30%)	15,935	6,243
Effects of:		
Expenses not deductible for tax purposes	1,173	58
Depreciation in excess of capital allowances	1,982	529
Timing differences in respect of share options	2,256	-
Utilisation of brought forward losses	(21,346)	(6,830)
Current tax charge	-	-

5. Earnings per ordinary share

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Earnings		
Profit for the period	34,743	14,822
Number of ordinary shares (000s)	250,919	250,000
Earnings per ordinary share		
Basic	13.8p	5.9p
Diluted	13.6p	5.9p
Earnings		
Profit for the period	34,743	14,822
Exceptional items	15,189	(1,001)
Tax effect of exceptional items	(3,646)	300
Underlying earnings	46,286	14,121
Underlying earnings per ordinary share	18.4p	5.6p

Underlying earnings per share is based on the results before exceptional items and a normalised tax charge based on our effective tax rate of 30% of pre-tax profits.

Due to the group reorganisation as described in note 1, the number of ordinary shares used to calculate earnings per ordinary share for all periods is based upon the 250,000,000 ordinary shares in issue following the group reorganisation, and adjusted in the current period for subsequent ordinary share issues. Similarly, the earnings used to calculate earnings per share for the comparative period exclude the finance costs of non-equity shares in issue at the time.

The diluted earnings per share for the current year includes the impact of 4,535,000 outstanding ordinary share options or rights to ordinary shares at 31 March 2005.

6. Reconciliation of movements in group shareholders' funds

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Profit for the financial period	34,743	14,822
Dividends payable	(12,343)	-
Charges in respect of employee share schemes	9,843	-
Issue of ordinary shares	4,282	-
Net movement to accumulated deficit	36,525	14,822
Opening accumulated deficit	(296,010)	(310,832)
Closing accumulated deficit	(259,485)	(296,010)

7. Reconciliation of operating profit to operating cash flows

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Operating profit	67,658	22,712
Depreciation charges	17,436	4,296
Loss (gain) on disposal of fixed assets	126	(76)
Non cash charges in respect of employee share schemes	9,843	-
Decrease in stocks	4,860	(4,234)
Decrease in debtors	14,315	30,705
(Decrease) in creditors	(23,458)	(13,334)
Net cash inflow from operating activities	90,780	40,069

8. Financial commitments

The Group and company have £nil (31 March 2004 – £nil) of capital commitments contracted but not provided for.

9. Statutory accounts

The financial information set out above does not constitute statutory accounts for the year ended 31 March 2005 or the three months ended 31 March 2004, but is derived from those accounts. Statutory accounts for the three months ended 31 March 2004 have been delivered to the Registrar of Companies and those for the year ended 31 March 2005 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

UNAUDITED PRO-FORMA RESULTS RECONCILIATION

The following shows a reconciliation between our non-statutory audited results (which were included within the Listing Particulars in relation to our IPO in July 2004) and our unaudited pro forma results for the twelve months ended 31 March 2004:

	12 months ended 31 March 2004 £ million	Adjustments £ million	Notes	Pro forma 12 months ended 31 March 2004 £ million
Turnover before exceptional items	470.4	17.1	(1)	453.3
Exceptional turnover	17.2	(8.3)	(1)	8.9
TURNOVER	487.6	(25.4)	(1)	462.2
Cost of sales	(255.8)	(1.8)	(2)	(257.6)
GROSS PROFIT	231.8	(27.2)	(1), (2)	204.6
Total administrative expenses before exceptional items	(132.5)	-		(132.5)
Exceptional operating costs	(23.5)	-		(23.5)
Administrative expenses	(156.0)	-		(156.0)
Operating profit before exceptional items	82.1	(18.9)		(63.2)
Exceptional items (net)	(6.3)	(8.3)		(14.6)
OPERATING PROFIT	75.8	(27.2)		48.6
Finance charges (net)	(9.6)	-	(3)	(9.6)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	66.2	(27.2)		39.0
Tax on profit on ordinary activities	27.1	(38.8)	(4)	(11.7)
PROFIT FOR THE FINANCIAL YEAR	93.3	(66.0)		27.3

The following shows a reconciliation between our non-statutory earnings per share and our unaudited pro forma earnings per share for the twelve months ended 31 March 2004:

	12 months ended 31 March 2004 £ million	Adjustments £ million	Notes	Pro forma 12 months ended 31 March 2004 £ million
Profit for the financial year	93.3	(66.0)		27.3
Earnings per ordinary share (pence – based on 250 million shares)	37.3p	(26.4p)	(5)	10.9p
Profit for the financial year	93.3	(66.0)		27.3
Exceptional items	6.3	8.3	(2)	14.6
Tax effect of exceptional items	(1.9)	(2.5)	(4)	(4.4)
Underlying profit for the financial year	97.7	(60.2)		37.5
Underlying earnings per ordinary share (pence – based on 250 million shares)	39.1p	(24.1p)	(5)	15.0p

The following shows a reconciliation between our operating free cash flow derived from our non-statutory audited results and our operating free cash flow derived from our unaudited pro forma results for the twelve months ended 31 March 2004:

	12 months ended 31 March 2004 £ million	Adjustments £ million		Pro forma 12 months ended 31 March 2004 £ million
Operating profit	75.8	(27.2)		48.6
Exceptional items	6.3	8.3		14.6
Operating profit before exceptional items	82.1	(18.9)		63.2
Depreciation	15.5	-		15.5
Change in working capital	18.4	-		18.4
Capital expenditure	(14.7)	-		(14.7)
Operating free cash flow	101.3	(18.9)		82.4

(1) On 29 January 2004, we entered into a new TSA with our network provider, T-Mobile. Until 29 January 2004, under the previous TSA, T-Mobile paid marketing support contributions ("MSC"), being a monthly amount based on the number of customers in that month, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties in respect of inbound calls, or messages sent, to our customers, which we recognise as turnover. The adjustment to turnover (which relates entirely to service turnover) comprises the following:

- Adjustment to turnover reflecting TSA of £17.1m: this adjustment to turnover reflects the reduction in turnover as if inbound revenue had been received for the entire year instead of the MSC that was received;
- Reduced exceptional MSC payment of £8.3m: this adjustment reduces the service turnover for certain previously disputed MSC that relate to that period. The total exceptional turnover received has been allocated to the relevant periods pro rata to the actual amounts calculated to be invoiced in those periods.

(2) Under the new TSA, the charges we pay to T-Mobile for use of their network are different to the charges under our previous telecommunications supply agreement. The adjustment reflects the impact as if the revised charges had been used for the entire period.

(3) No adjustments have been made to finance charges as it is assumed that any changes in operating profit would have been mirrored by changes in working capital.

(4) The adjustment to the tax charge reflects the change in profit and normalises that tax charge for the period at the effective tax rate of 30%.

(5) Due to the group reorganisation, the number of ordinary shares used to calculate earnings per share for the 12 months ended 31 March 2004 is based on the 250,000,000 ordinary shares in issue following the group reorganisation.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control and all of which are based on the Company's current beliefs and expectations about future events. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

These forward-looking statements and other statements contained in this document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Group. Also, the sector and markets in which the Company operates may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on the Group's business, operating results and financial condition and the market price of the Company's ordinary shares.

Contacts

Press
Steven Day, Corporate Affairs Director, +44 (0)7931 777777 or +44 (0)20 7484 4300
press.office@virginmobile.com

Investors and Analysts
Mike Thomas, Head of Corporate Finance and Investor Relations, +44 (0)7941 045738 or +44 (0)20 7484 4300
ir@virginmobile.com

Finsbury
James Murgatroyd or Julius Duncan +44 (0)20 7251 3801

www.virginmobile.com/about

There will be a presentation for analysts and investors at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN. Attendees may register from 11.00am and the presentation will begin at 11.30am.

In addition, a live webcast of this event will be available through the Virgin Mobile website, which will also be archived for replay over the next six months:
http://about.virginmobile.com/about/ir/

There will be a presentation for press at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN. Attendees may register from 12.30pm and the presentation will begin at 1.00pm.

REG-Virgin Mobile Hldgs Q1 KPI Update
19/07/2005

RNS Number:0195P
Virgin Mobile Holdings (UK) PLC
19 July 2005

London: 19 July 2005

Virgin Mobile continues momentum in the first quarter and successfully launches into contract market

Virgin Mobile Holdings (UK) plc ("Virgin Mobile"), the UK's largest mobile virtual network operator (MVNO), today
announced its key performance indicators (KPIs) for the three months to 30 June 2005.

KPI highlights
- Active customers grew 21% to 4,109,000 (30 Jun 04: 3,392,000)
- Net active additions of 77,000 (quarter to 30 Jun 04: 150,000)
- Q1 service revenue up 6.8% on Q1 last year (up 18.3% excluding Ofcom)
- Full year service revenue guidance underpinned by strong ex-Ofcom revenue growth in the quarter, rising monthly prepay ARPU trend and strong growth in contract revenues
- Rolling 12 month ARPU of £123 (31 Mar 05: £127)
- Blended SAC per connection of £32 (prepay SAC £30; quarter to 30 Jun 04: £28), reflecting improved prepay customer quality & contract customer acquisition

Operational highlights
- New contract offer, Virgin Mobile Pay Monthly, makes a strong start
- Gross trading activity buoyant; 24% up on Q1 last year
- Launched "Red" rewards, offering prepay customers usage-related upgrade discounts
- Partnered with BT Livetime to launch live digital mobile TV pilot
- Launched exclusive Lobster handset range, targeting 16-30 year olds
- Topped J.D. Power & Associates customer satisfaction survey for 2nd consecutive year

Tom Alexander, Chief Executive of Virgin Mobile, said:

"These results demonstrate that Virgin Mobile continues to grow strongly and thrive in a competitive market - thanks to a combination of our iconic brand, our devotion to excellent customer service, and our innovative products.

"We've made a powerful start to the year with our new contract offer, Virgin Mobile Pay Monthly, in The Carphone Warehouse - a product that provides a substantial source of growth for our company. Our primary focus continues to be on the mass consumer pre-pay market, and our aim remains to deliver the best service in the industry, helping to generate increased customer loyalty.

"We are looking forward to the rest of the financial year - a period of continuing strong customer expansion and superior revenue growth. We are confident our performance and momentum will deliver another successful year."

Connections Growth
During the quarter, we focussed on increasing the quality of customer additions by re-balancing the volume of low-end handsets in the acquisition mix. Despite this, customer growth remained strong at 21% year-on-year: active customers reached 4,109,000 (30 Jun 04: 3,392,000).

Net active additions were 77,000 in the quarter; this performance versus the quarter to 30 Jun 04 (150,000), reflects the focus on quality additions as discussed above, the arithmetic effect of churn and upgrade activity on a significantly larger customer base than a year ago, together with the rising level of industry churn. Virgin Mobile is of course a net beneficiary of industry churn. Connected SIMs grew 32% to 5,606,000 (30 Jun 04: 4,249,000).

Churn on the active customer base, adjusted for upgrade activity, increased to 24.0% (31 Mar 05: 22.6%) for reasons discussed above. Churn of connected SIMS was 19.6% (31 Mar 05: 17.5%).

ARPU

In line with expectations, ARPU was £123, compared to £127 at 31 Mar 05. This change primarily reflects the impact of the Ofcom interconnect rate cuts in September 2004. Improved quality of customer additions in the quarter led to the arrestment of prepay ARPU dilution. Underlying monthly ARPU rose over the quarter.

Service revenue grew by 6.8% in the quarter compared to a year ago. The underlying rate of growth, excluding the one-off impact of the Ofcom cut, was 18.3%.

Non-voice services have increased to 31.5% of service revenue, up from 31.2% the previous quarter.

SACs

SACs have increased to £32 for the quarter. This increase includes contract customer acquisition, with prepay SACs for the quarter of £30 (quarter to 30 Jun 04: £28), reflecting the mix impact of rebalancing the volume of low-end handsets sold.

Outlook

Our performance during the quarter was consistent with guidance for the year to 31 March 2006, which we re-iterate.

With just two months of further dilution from the Ofcom impact to come, improving ARPU trends, and growing contribution from contract revenues, we remain confident of full year service revenue growth in the mid-teens.

Our industry-leading service revenue growth and operating leverage are delivering improved underlying profit margins, while our investment in contract customer acquisition is expected to dilute total EBIT margins by zero to one percentage points for the full year, as outlined at the presentation of our full year results.

The business remains strongly cash generative and we continue to expect a broadly stable cashflow margin with an increased dividend payout ratio of 50% for the 2005/6 financial year.

QUARTERLY KEY PERFORMANCE INDICATORS

Quarter ending	30 Jun 2004	30 Sep 2004	31 Dec 2004	31 Mar 2005	30 Jun 2005
90 day active customers (000)	3,392	3,604	3,879	4,032	4,109
Net 90 day active customer additions (000)	150	212	276	152	77
Connected SIMs (000)	4,249	4,609	5,026	5,360	5,606
Connected SIM churn*	15.2%	14.3%	16.2%	17.5%	19.6%
ARPU* (active customers)	£142	£137	£132	£127	£123
Non-voice services % of service revenue*	28.7%	29.0%	29.7%	31.2%	31.5%
SAC per gross addition	£28	£24	£28	£23	£32

*Rolling 12 month basis.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements. We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made. If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

CONTACTS

Virgin Mobile
Steven Day, Corporate Affairs Director, +44 (0)7931 777777 or +44 (0)20 7484 4300.

Investors and Analysts
Mike Thomas, Head of Corporate Finance & Investor Relations +44 (0)20 7484 4300.

Finsbury
James Murgatroyd or Don Hunter +44 (0)20 7251 3801.

www.virginmobile.com/about

END